UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July 13, 2025

Waters Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-14010	13-3668640
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

34 Maple Street

Milford, Massachusetts 01757

(Address of principal executive offices) (Zip Code)

(508) 478-2000

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	WAT	New York Stock Exchange, Inc.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On July 13, 2025, Waters Corporation, a Delaware corporation (“Waters”), entered into definitive agreements with Becton, Dickinson and Company, a New Jersey corporation (“BD”), Augusta SpinCo Corporation, a Delaware corporation and wholly owned subsidiary of BD (“SpinCo”), and Beta Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Waters (“Merger Sub”), with respect to a Reverse Morris Trust transaction, and pursuant to which, subject to the terms and conditions of such definitive agreements, (i) BD will transfer (or cause to be transferred) and SpinCo will accept and assume (or cause to be accepted and assumed) all of the rights, titles and interests to and under certain assets and liabilities relating to BD’s Biosciences and Diagnostic Solutions business (the “SpinCo Business”) (the “Reorganization”), (ii) BD will distribute to its shareholders all of the issued and outstanding shares of common stock, $0.01 par value per share, of SpinCo (“SpinCo Common Stock”) held by BD by way of a pro rata distribution (the “Spin-Off” and the disposition by BD of 100% of the SpinCo Common Stock by way of the Spin-Off, the “Distribution”) and (iii) following the Distribution, Merger Sub will be merged with and into SpinCo, with SpinCo as the surviving entity (the “Merger”) and all SpinCo Common Stock will be converted into the right to receive shares of common stock, $0.01 par value per share, of Waters (“Waters Common Stock”), as calculated and subject to adjustment as set forth in the Merger Agreement (as defined below) (collectively, the “Proposed Transaction”). When the Merger is completed, SpinCo will become a wholly-owned subsidiary of Waters.

When the Merger is completed, shareholders of Waters immediately prior to the Merger will own approximately 60.8% and former SpinCo shareholders prior to the Distribution will own approximately 39.2% of the outstanding shares of Waters Common Stock on a fully diluted basis. The transaction has been unanimously approved by the Boards of Directors of both Waters and BD.

The definitive agreements entered into in connection with the transaction include (i) an Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 13, 2025, by and among Waters, BD, SpinCo and Merger Sub, and (ii) a Separation Agreement (the “Separation Agreement”), dated as of July 13, 2025, by and among Waters, BD and SpinCo. Waters, BD and SpinCo will also enter into additional agreements, including, among others:

•

a Tax Matters Agreement, which will govern, among other things, Waters’, BD’s and SpinCo’s respective rights, responsibilities and obligations with respect to taxes, tax attributes, the preparation and filing of tax returns, responsibility for and preservation of the expected tax-free status of the transactions contemplated by the Separation Agreement and certain other tax matters;

•	an Employee Matters Agreement, which will govern, among other things, Waters’, BD’s and SpinCo’s obligations with respect to current and former employees of BD and of the SpinCo Business;

•	an Intellectual Property Matters Agreement, solely between BD and SpinCo, which will allocate rights and interests in certain intellectual property rights relating to the SpinCo Business and BD;

•	a Transition Services Agreement, which will govern, among other things, the parties’ respective rights and obligations with respect to the provision of certain transition services; and

•

one or more Contract Manufacturing Agreements, which will govern, among other things, Waters’, BD’s, and SpinCo’s respective rights and obligations with respect to certain manufacturing services for certain products.

The Separation Agreement

Separation. The Separation Agreement sets forth the terms and conditions regarding the separation of the SpinCo Business from BD. The Separation Agreement identifies and provides for the transfer of certain assets by BD to SpinCo, the transfer of certain assets by SpinCo to BD, the assumption of certain liabilities by SpinCo from BD and the assumption of certain liabilities by BD from SpinCo. The Separation Agreement also governs the rights and obligations of BD and SpinCo regarding the distribution by BD of SpinCo Common Stock to BD’s shareholders. Pursuant to the Separation Agreement, the Distribution will be effected by means of a pro rata distribution of SpinCo Common Stock to BD’s shareholders without consideration.

Distribution. Prior to, and as a condition of, the Distribution, SpinCo will make a cash payment to BD equal to $4.0 billion (the “SpinCo Cash Distribution”), subject to adjustment for cash, working capital and indebtedness of SpinCo and subject to decrease if additional shares of Waters Common Stock will be issued to the Company shareholders to meet the Threshold Percentage (as described below). On July 13, 2025, SpinCo and certain financial institutions executed a certain 364-day bridge loan facility commitment letter pursuant to which such financial institutions have committed to provide bridge financing (the “Bridge Facility”) to SpinCo to fund the amount of the SpinCo Cash Distribution and to pay fees and expenses related to the transactions contemplated by the Merger Agreement and the Separation Agreement, on the terms and conditions set forth therein. The Bridge Facility is expected to be replaced with permanent financing (the “Permanent Financing”), which may include a delayed draw term loan facility. If the Proposed Transaction is consummated, any indebtedness incurred by SpinCo under the Bridge Facility or the Permanent Financing will become indebtedness of a wholly-owned subsidiary of Waters.

Certain Other Matters. The Separation Agreement also sets forth other agreements between BD and SpinCo related to the Distribution, including provisions concerning the termination and settlement of intercompany accounts, certain working capital adjustments and third-party consents. The Separation Agreement governs certain aspects of the relationship between BD and SpinCo after the Distribution, including provisions with respect to release of claims, indemnification, insurance, access to financial and other information and access to and provision of records. The parties have mutual ongoing indemnification obligations following the Distribution with respect to certain liabilities related to the SpinCo Business and BD’s business, respectively.

Conditions. Consummation of the Distribution is subject to various conditions, including the satisfaction or waiver of all conditions under the Merger Agreement (which include the completion of the SpinCo Cash Distribution and other conditions described below).

The foregoing description of the Separation Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Separation Agreement, which is filed herewith as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement

Structure. Under the terms of the Merger Agreement, immediately following the Distribution, SpinCo and Merger Sub will combine through the following series of transactions (subject to the terms and conditions of the Merger Agreement):

•	Merger Sub will merge with and into SpinCo, with SpinCo surviving the Merger and becoming a wholly-owned subsidiary of Waters;

•

In the Merger, holders of SpinCo Common Stock will be entitled to receive for each share of SpinCo Common Stock a number of shares of newly issued Waters Common Stock determined pursuant to the exchange ratio specified in the Merger Agreement (the “Exchange Ratio”);

•

Prior to the adjustments described in the following paragraph, the Exchange Ratio is designed to result in the outstanding common shares of Waters, immediately following the Merger, being owned approximately 39.2% by former SpinCo shareholders (the “SpinCo Percentage”) and approximately 60.8% by the shareholders of Waters immediately prior to the Merger (the “Waters Percentage”);

•

However, in order to preserve the tax-free nature of the Spin-Off, the Merger Agreement generally provides that the Exchange Ratio will be adjusted and increased if necessary to ensure that, immediately following the closing of the Merger, former SpinCo shareholders (including the Overlap Shareholders, as defined in the Merger Agreement) own, for tax purposes, at least 50.5% (the “Threshold Percentage”) of the outstanding shares of Waters Common Stock. In the event that the exchange ratio is adjusted upwards, Waters could issue a pre-closing cash dividend to its shareholders (any such dividend, a “Waters Special Dividend”) and/or the SpinCo Cash Distribution could be decreased to account for the value of the additional shares issued to the Company shareholders (as required pursuant to the Merger Agreement).

Each step of the Merger is intended to be completed substantially concurrently, in the order indicated.

Financing. On July 13, 2025, in addition to the Bridge Facility described above, Waters and a financial institution executed a 364-day bridge loan facility commitment letter, pursuant to which such financial institution has committed to provide bridge financing of $1.8 billion to Waters to fund in part the payment of the Waters Special Dividend, if any, and to pay fees and expenses related to the transactions contemplated by the Merger Agreement, on the terms and conditions set forth therein.

Post-closing Governance. The Merger Agreement provides that, as of the closing of the Merger, the Board of Directors of Waters (the “Board”) will consist of eleven to twelve individuals, including (i) one or two individuals (as mutually determined by Waters and BD) that meet the requirements under the rules and regulations of the New York Stock Exchange (the “NYSE”) to be considered an independent director of the Board (which individuals will be selected prior to the closing of the Merger by BD after consultation in good faith with Waters) and (ii) ten individuals selected by Waters; provided that a majority of the members of the Board will meet the requirements under the rules and regulations of the NYSE to be considered independent directors of the Board.

Closing Conditions. Consummation of the Merger is subject to various conditions under the Merger Agreement including, among others: (i) the accuracy of representations and warranties and compliance with covenants, subject to certain customary exceptions; (ii) the approval by Waters shareholders of the issuance of shares of Waters Common Stock pursuant to the Merger; (iii) the effectiveness of registration statements to be filed by Waters and SpinCo with the Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction; (iv) the absence of any law restraining, enjoining, or otherwise prohibiting the consummation of the Reorganization, the Distribution or the Merger; (v) the consummation of the Reorganization, the Distribution and related transactions; (vi) the occurrence of the SpinCo Cash Distribution; (vii) the receipt of a private letter ruling from the Internal Revenue Service regarding certain matters germane to the U.S. federal income tax consequences of the transactions; (viii) the receipt of certain opinions of counsel as to tax matters pertaining to the Proposed Transaction; (ix) the receipt of certain U.S. and international regulatory approvals; and (x) the approval of the New York Stock Exchange of the listing on the NYSE of the newly issued shares of Waters Common Stock in the Merger.

Representations, Warranties and Covenants. Waters and BD (on behalf of itself and SpinCo) make certain customary and mutual representations, warranties and covenants in the Merger Agreement, including, among other things, covenants by BD not to take certain actions prior to the closing of the Proposed Transaction with respect to its business and the SpinCo Business without the prior approval of Waters. In addition, Waters also agreed not to take certain actions with respect to its business prior to the closing of the Merger without the approval of BD. Waters and BD have also agreed in the Merger Agreement to covenants to not solicit competing transactions.

Termination. The Merger Agreement contains specified termination rights for Waters and BD, including in the event that the Merger has not been consummated on or prior to July 13, 2026 (subject to extension in connection with outstanding regulatory approvals). Additionally, the Merger Agreement requires Waters to pay BD a termination fee of $733 million if the Merger Agreement is terminated under certain circumstances.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, which is filed herewith as Exhibit 2.2 and is incorporated herein by reference.

The above descriptions of each of the Separation Agreement and the Merger Agreement have been included to provide investors and security holders with information regarding the terms of each of the Separation Agreement and the Merger Agreement. They are not intended to provide any other factual information about Waters, BD, SpinCo, Merger Sub and their respective subsidiaries and affiliates, or any of their respective businesses. The Merger Agreement contains representations and warranties that are solely for the benefit of parties thereto. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure letters that the parties have exchanged in connection with signing the Merger Agreement as of a specific date. The disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Therefore, investors and security holders should not treat the representations and warranties as categorical statements of fact. Moreover, these representations and warranties may apply standards of materiality in a way that is different from what may be material to investors. They were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement and they are subject to more recent developments. Accordingly, investors and security holders should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about Waters and BD and their respective subsidiaries that the respective companies include in reports and statements they file with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Proposed Transaction among Waters, BD and SpinCo. These forward-looking statements generally are identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the Proposed Transaction, the ability of the parties to complete the Proposed Transaction, the expected benefits of the Proposed Transaction, including the amount and timing of synergies from the Proposed Transaction, the tax consequences of the Proposed Transaction, the terms and scope of the expected financing in connection with the Proposed Transaction, the aggregate amount of indebtedness of the combined company following the closing of the Proposed Transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Waters’ and BD’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Waters’ and BD’s control. None of Waters, BD, SpinCo or any of their respective directors, executive officers, or advisors make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Waters or BD. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, these developments could have a material adverse effect on Waters’ and BD’s businesses and the ability to successfully complete the Proposed Transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Proposed Transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Waters may not be obtained; (2) the risk that the Proposed Transaction may not be completed on the terms or in the time frame expected by Waters, BD and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the Proposed Transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the Proposed Transaction; (5) failure to realize the anticipated benefits of the Proposed Transaction, including as a result of delay in completing the Proposed Transaction or integrating the businesses of Waters and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the Proposed Transaction; (10) the risk that stockholder litigation in connection with the Proposed Transaction or other litigation, settlements or investigations may affect the timing or occurrence of the Proposed Transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies around tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the Proposed Transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of BD; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the Proposed Transaction, or other effects of the pendency of the Proposed Transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Waters’ and BD’s reports filed with the SEC, including Waters’ and BD’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the Proposed Transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this Current Report on Form 8-K. None of Waters, BD or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This Current Report on Form 8-K is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

In connection with the Proposed Transaction between Waters, SpinCo and BD, the parties intend to file relevant materials with the SEC, including, among other filings, a registration statement on Form S-4 to be filed by Waters (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Waters and a definitive proxy statement/prospectus of Waters, the latter of which will be mailed to stockholders of Waters, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from BD. INVESTORS AND SECURITY HOLDERS OF WATERS AND BD ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Waters, SpinCo or BD through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Waters will be available free of charge on Waters’ website at waters.com under the tab “About Waters” and under the heading “Investor Relations” and subheading “Financials—SEC Filings.” Copies of the documents filed with the SEC by BD and SpinCo will be available free of charge on BD’s website at bd.com under the tab “About BD” and under the heading “Investors” and subheading “SEC Filings.”

Participants in the Solicitation

Waters and BD and their respective directors and executive officers may be considered participants in the solicitation of proxies from Waters’ stockholders in connection with the Proposed Transaction. Information about the directors and executive officers of Waters is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 25, 2025, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025. To the extent holdings of Waters’ securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Waters and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction. Information about the directors and executive officers of BD is set forth in its Annual Report on Form 10-K for the year ended September 30, 2024, which was filed with the SEC on November 27, 2024, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on December 19, 2024. To the extent holdings of BD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Waters’ website and BD’s website as described above.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

2.1*	Separation Agreement, dated as of July 13, 2025, by and among Waters Corporation, Becton, Dickinson and Company and Augusta SpinCo Corporation.

2.2*	Agreement and Plan of Merger, dated as of July 13, 2025, by and among Waters Corporation, Becton, Dickinson and Company, Beta Merger Sub, Inc. and Augusta SpinCo Corporation.

104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

*

Annexes, schedules and/or exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Waters agrees to furnish supplementally a copy of any omitted attachment to the SEC on a confidential basis upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WATERS CORPORATION

By:	/s/Amol Chaubal
Name:	Amol Chaubal
Title:	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Date: July 14, 2025

Exhibit 2.1

SEPARATION AGREEMENT

BY AND AMONG

BECTON, DICKINSON AND COMPANY,

WATERS CORPORATION

AND

AUGUSTA SPINCO CORPORATION

DATED AS OF JULY 13, 2025

-i-

4.11	Management of Actions	67
4.12	Settlement of Actions	69
4.13	Limitation on Certain Damages	69

ARTICLE V CERTAIN OTHER MATTERS		70

5.1	Insurance Matters	70
5.2	Late Payments	73
5.3	Treatment of Payments for Tax Purposes	73
5.4	Inducement	73
5.5	Post-Distribution Time Conduct	73

ARTICLE VI EXCHANGE OF INFORMATION; CONFIDENTIALITY		74

6.1	Agreement for Exchange of Information	74
6.2	Ownership of Information	75
6.3	Compensation for Providing Information	75
6.4	Record Retention	76
6.5	Limitations of Liability	76
6.6	Other Agreements Providing for Exchange of Information	76
6.7	Production of Witnesses; Records; Cooperation	76
6.8	Privileged Matters	77
6.9	Confidentiality	80
6.10	Protective Arrangements	82
6.11	Technology Transfer	83

ARTICLE VII DISPUTE RESOLUTION		83

7.1	Negotiation	83
7.2	Mediation	83
7.3	Litigation	84
7.4	Conduct During Dispute Resolution Process	84

ARTICLE VIII FURTHER ASSURANCES AND ADDITIONAL COVENANTS		84

8.1	Further Assurances	84
8.2	Use of the BD Name and BD Marks	85
8.3	Cooperation	86
8.4	Ancillary Agreements	86

ARTICLE IX TERMINATION		87

9.1	Termination	87
9.2	Effect of Termination	87

ARTICLE X MISCELLANEOUS		87

10.1	Counterparts; Entire Agreement; Corporate Power	87
10.2	Survival of Covenants	88
10.3	Governing Law; Submission to Jurisdiction; Waiver of Jury Trial	89
10.4	Assignability	89
10.5	Third-Party Beneficiaries	90
10.6	Notices	90

-ii-

10.7	Severability	91
10.8	No Set-Off	91
10.9	Headings	91
10.10	Waivers of Default	91
10.11	Specific Performance	92
10.12	Amendments	92
10.13	Interpretation	92
10.14	Limitations of Liability	93
10.15	Performance	93
10.16	Mutual Drafting; Precedence	93

-iii-

SCHEDULES

Schedule 1.1	Accounting Principles
Schedule 1.2	Company Business
Schedule 1.3	Shared Services
Schedule 1.4	Software Contracts
Schedule 1.5	SpinCo Contracts
Schedule 1.6	SpinCo Intellectual Property
Schedule 1.7(a)	SpinCo Real Property
Schedule 1.7(b)	SpinCo Real Property Leases
Schedule 1.8	Exclusions from SpinCo Technology
Schedule 1.9	SpinCo Transferred Leased Property
Schedule 1.10	Transferred Entities
Schedule 2.1(a)	Reorganization Step Plan
Schedule 2.2(b)(v)	Company Intellectual Property
Schedule 2.2(b)(vi)	Company Technology
Schedule 2.3(a)(i)	SpinCo Discontinued or Divested Businesses
Schedule 2.3(b)(iv)	Company Liabilities
Schedule 2.11(a)(v)	Excess Cash
Schedule 2.11(a)(vi)	Retention Programs
Schedule 2.19	Minimum Cash
Schedule 4.11(b)	Management of Company-Controlled Actions
Schedule 8.4(a)	Ancillary Agreements

EXHIBIT

Exhibit A	Net Working Capital

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SEPARATION AGREEMENT

This SEPARATION AGREEMENT, dated as of July 13, 2025 (this “Agreement”), is by and among Becton, Dickinson and Company, a New Jersey corporation (the “Company”), Waters Corporation, a Delaware corporation (“RMT Partner”), and Augusta SpinCo Corporation, a Delaware corporation (“SpinCo”).

R E C I T A L S

WHEREAS, the Company, acting through itself and its direct and indirect Subsidiaries, currently conducts the SpinCo Business;

WHEREAS, SpinCo is a wholly owned Subsidiary of the Company;

WHEREAS, the Company intends to separate the SpinCo Business from the Company Business and to cause the SpinCo Assets to be transferred to SpinCo and the other members of the SpinCo Group and to cause the SpinCo Liabilities to be assumed by SpinCo and other members of the SpinCo Group, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Company will distribute all the shares of the common stock, $0.01 par value, of SpinCo (the “SpinCo Common Stock”) to the Company’s stockholders without consideration on a pro rata basis on the Distribution Date (the “Spin-Off”);

WHEREAS, the disposition by the Company of 100% of the SpinCo Common Stock by way of a Spin-Off is referred to as the “Distribution”;

WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the Contribution (as defined herein) and the Distribution, taken together, shall qualify as a “reorganization” within the meaning of Sections 355(a) and 368(a)(1)(D) of the Code; (ii) the Merger (as defined herein) shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and (iii) this Agreement and the other Transaction Documents constitute, and are hereby adopted as, a “plan of reorganization” with respect to the Contribution and Distribution (taken together) within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) and for purposes of Sections 354, 361 and 368 of the Code;

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among the Company, SpinCo, RMT Partner and Beta Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of RMT Partner (“Merger Sub”), immediately following the Distribution, Merger Sub will merge with and into SpinCo with SpinCo as the surviving entity (the “Merger”), whereupon each share of SpinCo Common Stock will be converted into the right to receive shares of common stock, par value $0.01 per share, of RMT Partner, all upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, the Board of Directors of the Company (the “Company Board”) and the Board of Directors of SpinCo have approved and declared advisable this Agreement and the transactions contemplated hereby, including the Reorganization and the Distribution, subject to such further action of the Company Board required, if applicable, to determine the structure of the Distribution, establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Company Board (which will be subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in this Agreement);

WHEREAS, each of the Company and SpinCo has determined that it is appropriate and desirable to set forth the principal corporate transactions required to effect the Reorganization and the Distribution and certain other agreements that will govern certain matters relating to the Reorganization and the Distribution and the relationship of the Company, SpinCo, RMT Partner and the members of their respective Groups following the Distribution; and

WHEREAS, the Parties acknowledge that this Agreement, the Merger Agreement and the other Transaction Documents represent the integrated agreement of the Company, SpinCo and RMT Partner relating to the Reorganization and the Distribution, are being entered into together, and would not have been entered into independently.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

For the purpose of this Agreement, the following terms shall have the following meanings:

“Accounting Principles” shall have the meaning set forth on Schedule 1.1.

“Action” shall mean any demand, action, claim, dispute, suit, countersuit, arbitration, inquiry, subpoena, proceeding or investigation of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) by or before any federal, state, local, foreign or international Governmental Authority or any arbitration or mediation tribunal.

“Affiliate” shall mean, when used with respect to a specified Person (at any point of time or with respect to a period of time, as applicable), a Person that, directly or indirectly, through one (1) or more intermediaries, controls, is controlled by or is under common control with such specified Person. For the purpose of this definition, “control” (including, with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise. It is expressly agreed that, from and after the Distribution Time, for purposes of this Agreement, the Merger Agreement, the Transfer Documents and the other Transaction Documents, (a) no member of the SpinCo Group or the RMT Partner Group shall be deemed to be an Affiliate of any member of the Company Group and (b) no member of the Company Group shall be deemed to be an Affiliate of any member of the SpinCo Group or RMT Partner Group.

“Agreement” shall have the meaning set forth in the Preamble.

“Approvals or Notifications” shall mean any consents, waivers, approvals, permits or authorizations to be obtained from, notices, registrations or reports to be submitted to, or other filings to be made with, any Third Party, including any Governmental Authority.

“Assets” shall mean, with respect to any Person, the assets, properties, claims and rights (including goodwill) of such Person, wherever located (including in the possession of vendors or other Third Parties or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible, intangible or contingent, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of such Person, including rights and benefits pursuant to any Contract, license, Permit, mortgage, concession, franchise, undertaking or other arrangement.

“Audited Party” shall have the meaning set forth in Section 6.1(c).

“BD Name and BD Marks” shall mean any Trademark, other than the Trademarks included in the SpinCo Intellectual Property (including the Trademarks set forth in Schedule 1.6), owned by the Company or any of its Subsidiaries immediately prior to the Closing Date (including the trade dress, look-and-feel and visual identity of the Company or any of its Subsidiaries and their respective products and services). For the avoidance of doubt, BD Name and BD Marks include the names, Trademarks, monograms, domain names, media accounts or “handles” with Facebook, LinkedIn, X (formerly known as Twitter) and other social media platforms, and other source or business identifiers of either Party or any member of its Group using or containing “BD” or “Becton Dickinson” either alone or in combination with other words or elements, and all names, Trademarks, monograms, domain names, social media accounts and other source or business identifiers confusingly similar to or embodying any of the foregoing either alone or in combination with other words or elements.

“Business Day” shall have the meaning set forth in the Merger Agreement.

“Cash Transfer” shall mean (a) if the Cash Transfer Amount is a positive number, a cash payment from SpinCo to the Company in an amount equal to the Cash Transfer Amount and (b) if the Cash Transfer Amount is a negative number, a cash payment from the Company to SpinCo in an amount equal to the absolute value of the Cash Transfer Amount.

“Cash Transfer Amount” shall mean the sum of (a) the Estimated Net Working Capital Adjustment (which may be positive or negative), minus (b) the Estimated SpinCo Indebtedness, plus (c) the Estimated SpinCo Expense Reimbursement.

“Chosen Courts” shall have the meaning set forth in Section 10.3(b).

“Closing” shall have the meaning set forth in the Merger Agreement.

“Closing Date” shall have the meaning set forth in the Merger Agreement.

“Code” shall mean the Internal Revenue Code of 1986.

“Common-Equivalent Company Preferred Stock” shall have the meaning set forth in Section 3.1(d).

“Company” shall have the meaning set forth in the Preamble.

“Company Accounts” shall have the meaning set forth in Section 2.12(a).

“Company Assets” shall have the meaning set forth in Section 2.2(b).

“Company Board” shall have the meaning set forth in the Recitals.

“Company Books and Records” shall have the meaning set forth in Section 2.2(a)(x).

“Company Business” shall mean all businesses, operations and activities (whether or not such businesses, operations or activities are or have been terminated, divested or discontinued) conducted at any time prior to the Distribution Time by either the Company or SpinCo or any member of its Group (other than the SpinCo Business), it being understood that Company Business shall include the businesses set forth on Schedule 1.2.

“Company Common Stock” shall have the meaning set forth in the Merger Agreement.

“Company-Controlled Actions” shall have the meaning set forth in Section 4.11(b).

“Company Group” shall mean the Company and each Person that is a Subsidiary of the Company (other than SpinCo and any other member of the SpinCo Group).

“Company Indemnitees” shall have the meaning set forth in Section 4.2.

“Company Liabilities” shall have the meaning set forth in Section 2.3(b).

“Company Marks” shall have the meaning set forth in Section 8.2.

“Company Support Obligations” shall mean all guarantees, letters of credit, comfort letters, bonds, sureties and other credit support or assurances made or issued by or on behalf of the Company or any of its Affiliates (other than the members of the SpinCo Group) in support of any obligation of any member of the SpinCo Group.

“Confidentiality Agreement” shall have the meaning set forth in the Merger Agreement.

“Contract” shall have the meaning set forth in the Merger Agreement.

“Contract Manufacturing Agreements” shall have the meaning set forth in the Merger Agreement.

“Contribution” shall mean the contribution (as part of the Reorganization and immediately prior to, or otherwise in connection with and in anticipation of, the Distribution) by the Company of (a) the SpinCo Assets and (b) the Cash Transfer (if the Cash Transfer Amount is a negative number) to SpinCo in exchange for (w) the assumption of the SpinCo Liabilities by SpinCo, (x) the actual or deemed issuance by SpinCo to the Company of shares of SpinCo Common Stock, (y) the payment by SpinCo to the Company of the SpinCo Cash Distribution and (z) the payment by SpinCo to the Company of the Cash Transfer (if the Cash Transfer Amount is a positive number).

“Covered Policies” shall have the meaning set forth in Section 5.1(b).

“CPR” shall have the meaning set forth in Section 7.2.

“Cut-Off Time” shall have the meaning set forth in Section 2.11(a)(iv). For the avoidance of doubt, the SpinCo Cash Distribution shall be paid pursuant to Section 3.2(a)(ix) prior to the Cut-Off Time.

“Deferred SpinCo Local Business” shall mean each jurisdiction in which, due to the requirements of applicable Laws, the need to obtain certain consents from local Governmental Authorities or to the extent otherwise necessary, the Parties have agreed to defer until after the Distribution Time the transfer of legal title to all or a portion of the SpinCo Assets and the assumption of all or a portion of the SpinCo Liabilities from the Company or a member of the Company Group to SpinCo or a member of the SpinCo Group.

“Delayed Company Asset” shall have the meaning set forth in Section 2.4(h).

“Delayed Company Liability” shall have the meaning set forth in Section 2.4(h).

“Delayed SpinCo Asset” shall have the meaning set forth in Section 2.4(c).

“Delayed SpinCo Liability” shall have the meaning set forth in Section 2.4(c).

“Disclosure Document” shall mean (a) the registration statement on Form 10 to be filed by or on behalf of SpinCo or a member of the SpinCo Group with the SEC or any other registration statement to be filed by or on behalf of SpinCo or a member of the SpinCo Group with the SEC to effect the registration of shares of SpinCo Common Stock in connection with the Distribution, and also includes any amendment or supplement thereto, and (b) any information statement, prospectus, offering memorandum, offering circular, current or periodic report or similar disclosure document, whether or not filed with or furnished to the SEC or any other Governmental Authority by SpinCo or the Company or any member of their respective Groups, in connection with the Distribution, in each case, which describes the Reorganization or the SpinCo Group or primarily relates to the transactions contemplated by this Agreement, the Merger Agreement or any of the other Transaction Documents.

“Dispute” shall have the meaning set forth in Section 7.1.

“Disputed Items” shall have the meaning set forth in Section 2.11(e).

“Distribution” shall have the meaning set forth in the Recitals.

“Distribution Agent” shall mean the trust company or bank duly appointed by the Company, and reasonably acceptable to RMT Partner, to act as distribution agent, transfer agent and registrar for the SpinCo Common Stock in connection with the Distribution.

“Distribution Date” shall mean the date on which the Company distributes all of the issued and outstanding shares of SpinCo Common Stock to the Record Holders.

“Distribution Tax Opinion” shall have the meaning set forth in the Merger Agreement.

“Distribution Time” shall mean the time at which the Distribution occurs on the Distribution Date, which for accounting purposes shall be deemed to be 12:01 a.m., New York City time, unless another time is selected by the Parties.

“Dutch Consultation Process” shall have the meaning set forth in Section 2.17(b).

“Dutch Trade Union Process” shall have the meaning set forth in Section 2.18.

“e-mail” shall have the meaning set forth in Section 10.6.

“Effective Time” shall have the meaning set forth in the Merger Agreement.

“Employee Matters Agreement” shall have the meaning set forth in the Merger Agreement.

“Environmental Law” shall mean any Law relating to pollution, protection or restoration of or prevention of harm to the environment or natural resources, including the use, handling, transportation, treatment, storage, disposal, Release or discharge of, or exposure to, Hazardous Materials, or the protection of or prevention of harm to human health and safety.

“Environmental Liabilities” shall mean all Liabilities relating to, arising out of or resulting from any Hazardous Materials, Environmental Law or Contract relating to environmental, health or safety matters (including all removal, remediation or cleanup costs, investigatory or monitoring costs, corrective action or response costs, natural resources damages, property damages, personal injury damages or with any settlement, judgment or other determination of Liability and indemnity, contribution or similar obligations) and all costs and expenses, interest, fines, penalties or other monetary sanctions in connection therewith.

“Equity Interests” means: (a) the shares of capital stock of a corporation; (b) the general or limited partnership interests of any partnership; (c) the membership or other ownership interest of any limited liability company; (d) the equity securities or other ownership interests of any kind of any other legal entity; or (e) any option, warrant or other right to convert into or otherwise receive any of the foregoing or any other similar Contract pursuant to which such corporation, partnership, limited liability company or other legal entity is or may become obligated to issue any of the foregoing, in any such case of any of clauses (a) through (e) of this definition, whether owned or held beneficially, of record or legally.

“Estimated Net Working Capital” shall have the meaning set forth in Section 2.11(b).

“Estimated Net Working Capital Adjustment” shall have the meaning set forth in Section 2.11(a)(i).

“Estimated SpinCo Expense Reimbursement” shall have the meaning set forth in Section 2.11(a)(ii).

“Estimated SpinCo Indebtedness” shall have the meaning set forth in Section 2.11(b).

“Excess Borrowed Amount” shall have the meaning set forth in the Tax Matters Agreement.

“Excess Borrowed Proceeds” shall mean an amount of cash equal to the Excess Borrowed Amount, if the Excess Borrowed Amount is greater than zero.

“Excess Cash” shall mean, without duplication, (a) in each jurisdiction set forth on Schedule 2.11(a)(v), the aggregate amount, if any, of cash and cash equivalents of SpinCo and the other members of the SpinCo Group as of the Cut-Off Time held in bank accounts in such jurisdiction that is in excess of the amount set forth on Schedule 2.11(a)(v) with respect to such jurisdiction and (b) the aggregate amount, if any, of total cash and cash equivalents of SpinCo and the other members of the SpinCo Group as of the Cut-Off Time in excess of $160,000,000 (in the case of each of (a) and (b), excluding any Excluded Cash and any Excess Borrowed Proceeds).

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934.

“Excluded Cash” shall have the meaning set forth in Section 2.2(a)(xiii).

“Final Adjustment Statement” shall have the meaning set forth in Section 2.11(e).

“Final Cash Transfer Amount” shall mean an amount equal to the sum of (a) the Final Net Working Capital Adjustment (which may be positive or negative), plus (b) the Final SpinCo Cash, minus (c) the Final SpinCo Indebtedness plus (d) the Final SpinCo Expense Reimbursement.

“Final Net Working Capital” shall have the meaning set forth in Section 2.11(i).

“Final Net Working Capital Adjustment” shall have the meaning set forth in Section 2.11(a)(iii).

“Final SpinCo Cash” shall mean the SpinCo Cash as of the Cut-Off Time as determined pursuant to Section 2.11.

“Final SpinCo Expense Reimbursement” shall mean the SpinCo Expense Reimbursement as determined pursuant to Section 2.11.

“Final SpinCo Indebtedness” shall mean the SpinCo Indebtedness as of the Cut-Off Time as determined pursuant to Section 2.11.

“French Consultation Process” shall have the meaning set forth in Section 2.17(a).

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Approvals” shall mean any Approvals or Notifications to be made to, or obtained from, any Governmental Authority.

“Governmental Authority” shall mean any nation or government, any state, municipality or other political subdivision thereof, and any entity, body, agency, commission, department, board, bureau, court, tribunal or other instrumentality, whether federal, state, local, domestic, foreign or multinational, exercising executive, legislative, judicial, regulatory, administrative or other similar functions of, or pertaining to, a government and any executive official thereof.

“Group” shall mean either the SpinCo Group or the Company Group, as the context requires.

“Hazardous Materials” shall mean any chemical, material, substance, waste, pollutant or contaminant that could result in Liability or that is prohibited, limited or regulated by or pursuant to, any Environmental Law, and any substance that could cause harm to human health or the environment, including petroleum, petroleum products and byproducts, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, electronic, medical or infectious wastes, polychlorinated biphenyls, per- and polyfluoroalkyl substances, radon gas, radioactive substances, chlorofluorocarbons and all other ozone-depleting substances.

“Indemnifying Party” shall have the meaning set forth in Section 4.4(a).

“Indemnitee” shall have the meaning set forth in Section 4.4(a).

“Indemnity Payment” shall have the meaning set forth in Section 4.4(a).

“Independent Accounting Firm” shall have the meaning set forth in Section 2.11(e).

“Independent Accounting Firm’s Report” shall have the meaning set forth in Section 2.11(e).

“Information Technology” shall mean all computer systems (including hardware, computers, servers, workstations, routers, hubs, switches, and data communication lines), network and telecommunications equipment, Internet-related information technology infrastructure, and other information technology equipment, and all associated documentation.

“Initial Adjustment Statement” shall have the meaning set forth in Section 2.11(b).

“Insurance Proceeds” shall mean those monies:

(a) received by an insured from an insurance carrier; or

(b) paid by an insurance carrier on behalf of the insured;

in any such case net of any applicable premium adjustments (including reserves and retrospectively rated premium adjustments) and net of any costs or expenses incurred in the collection thereof.

“Intellectual Property” shall mean any and all common law and statutory intellectual property rights anywhere in the world arising under or associated with the following: (a) patents, patent applications, utility models, statutory invention registrations, certificates of invention, registered designs, utility models and similar or equivalent rights in inventions and designs, and all rights therein provided by international treaties or conventions (“Patents”); (b) trademarks, service marks, trade names, service names, trade dress, logos and other designations of origin, including any registrations and applications for registration of any of the foregoing (“Trademarks”); (c) rights associated with Internet domain names, social media accounts or “handles” with Facebook, LinkedIn, X (formerly known as Twitter) and similar social media platforms, and other names, identifiers, and locators associated with Internet addresses, sites, and services (“Internet Properties”); (d) copyrights and any other equivalent rights in works of authorship (including rights in Software or databases as a work of authorship) and any other related rights of authors, and all registrations and applications for registration of any of the foregoing (“Copyrights”); (e) trade secrets and industrial secret rights and rights in know-how, inventions (whether patentable or unpatentable and whether or not reduced to practice), data (including biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, safety, quality control, manufacturing and preclinical and clinical data), technical, scientific, regulatory and other information, designs, ideas, research and development, discoveries, results, creations, improvements, techniques, algorithms, procedures, plans, processes, practices, methods, instructions, formulae, formulations, compositions, specifications, and confidential or proprietary marketing, pricing, distribution, cost and sales information, and any other confidential or proprietary business or technical information, in each case, that derive independent economic value, whether actual or potential, from not being known to others (“Trade Secrets”); and (f) all other similar or equivalent intellectual property or proprietary rights anywhere in the world, whether registered or not registered, together with the right to apply for the registration of any such rights, and all rights or forms of protection having equivalent or similar effect, in any jurisdiction.

“Intellectual Property Matters Agreement” shall have the meaning set forth in the Merger Agreement.

“Interim Period” shall have the meaning set forth in the Merger Agreement.

“Inventory” shall mean all raw materials, parts, components, supplies, goods, materials, works-in-process, finished goods and products, inventory, packaging and stock in trade.

“IRS Ruling” shall have the meaning set forth in the Merger Agreement.

“Law” shall mean any national, foreign, international, multinational, supranational, federal, state, provincial, local or similar law (including common law), statute, code, order, directive, guidance, ordinance, rule, regulation, treaty (including any income tax treaty), license, Permit, authorization, approval, consent, decree, injunction, binding judicial or administrative interpretation or other requirement, in each case, enacted, promulgated, issued or entered by a Governmental Authority.

“Liabilities” shall mean all debts, guarantees, assurances, commitments, liabilities, responsibilities, Losses, remediation, deficiencies, fines, settlements, sanctions, costs, interest and obligations of any nature or kind, whether accrued or fixed, absolute or contingent, matured or unmatured, accrued or not accrued, asserted or unasserted, liquidated or unliquidated, foreseen or unforeseen, known or unknown, reserved or unreserved, or determined or determinable, including those arising under any Law, Action (including any Third-Party Claim) or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority or arbitration tribunal, and those arising under any Contract, release or warranty, or any fines, damages or equitable relief that is imposed, in each case, including all costs and expenses relating thereto.

“Losses” shall mean actual losses (including any diminution in value), costs, damages, penalties and expenses (including legal and accounting fees and expenses and costs of investigation and litigation), whether or not involving a Third-Party Claim.

“Mediation Request” shall have the meaning set forth in Section 7.2.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Agreement” shall have the meaning set forth in the Recitals.

“Merger Sub” shall have the meaning set forth in the Recitals.

“Minimum Cash” shall mean the cash and cash equivalents of any member of the SpinCo Group as of the Cut-Off Time set forth in Schedule 2.19.

“Mixed Action” shall have the meaning set forth in Section 4.11(d).

“Negotiation Request” shall have the meaning set forth in Section 7.1.

“Net Working Capital” shall have the meaning set forth in Section 2.11(a)(iii).

“Notice of Disagreement” shall have the meaning set forth in Section 2.11(d).

“NYSE” shall mean the New York Stock Exchange.

“Other Party’s Auditors” shall have the meaning set forth in Section 6.1(c).

“Outside Date” shall have the meaning set forth in the Merger Agreement.

“Parties” shall mean the parties to this Agreement, as appropriate.

“Permanent SpinCo Financing” shall have the meaning set forth in the Merger Agreement.

“Permits” shall mean permits, approvals, authorizations, consents, licenses or certificates issued by any Governmental Authority.

“Person” shall mean an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Authority.

“Personal Information” shall have the meaning set forth in the Merger Agreement.

“Preferred Stock Exchange” shall have the meaning set forth in Section 3.1(d).

“Preferred Stock Recapitalization” shall have the meaning set forth in Section 3.1(d).

“Preliminary Adjustment Statement” shall have the meaning set forth in Section 2.11(c).

“Privileged Information” shall mean any information, in written, oral, electronic or other tangible or intangible forms, including any communications by or to attorneys (including attorney-client privileged communications), memoranda and other materials prepared by attorneys or under their direction (including attorney work product), as to which a Party or any member of its Group would be entitled to assert or have asserted a legal privilege or other legal protection, including the attorney-client privilege, attorney work product privilege, and confidentiality privileges applying to federally authorized tax practitioners under Section 7525 of the Code (or any similar provision of state, local, foreign or other tax law).

“Procedure” shall have the meaning set forth in Section 7.2.

“Record Date” shall mean 5:00 p.m., Eastern Time, on the date to be determined by the Company Board (or a committee thereof) as the record date for the determination of holders of record of shares of Company Common Stock entitled to receive SpinCo Common Stock pursuant to the Distribution.

“Record Holders” shall mean the holders of record of shares of Company Common Stock as of the Record Date.

“Registered IP” shall mean all United States, international or foreign (a) Patents and Patent applications, (b) registered Trademarks and applications to register Trademarks, (c) registered Copyrights and applications for Copyright registration, and (d) registered Internet Properties.

“Reimbursement Obligations” shall have the meaning set forth in the Merger Agreement.

“Release” shall mean any release, spill, emission, discharge, leaking, pumping, pouring, dumping, emptying, escaping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials into or through the environment (including indoor or ambient air, surface water, groundwater and surface or subsurface strata).

“Reorganization” shall mean the steps taken to effect the separation of the SpinCo Business from the Company Business, as set forth in this Agreement, the Merger Agreement and the other applicable Transaction Documents, including the steps set forth in the Reorganization Step Plan and the Contribution.

“Reorganization Committee” shall have the meaning set forth in Section 2.1(c).

“Reorganization Step Plan” shall have the meaning set forth in Section 2.1(a).

“Representatives” shall mean, with respect to any Person, any of such Person’s directors, officers, employees, agents, consultants, advisors, accountants, attorneys or other representatives.

“Resolution Period” shall have the meaning set forth in Section 2.11(e).

“Restricted Cash” shall mean any cash and cash equivalents of any member of the SpinCo Group as of the Cut-Off Time that is (a) committed, held in escrow or held as collateral in respect of any obligation or (b) restricted or prohibited from being used in the jurisdiction where such cash is held due to applicable Law or Contract.

“Review Period” shall have the meaning set forth in Section 2.11(d).

“RMT Partner” shall have the meaning set forth in the Preamble.

“RMT Partner Financing” shall have the meaning set forth in the Merger Agreement.

“RMT Partner Group” shall mean RMT Partner and each Person that is or becomes a Subsidiary of RMT Partner (including, after the Effective Time, SpinCo and the members of the SpinCo Group).

“RMT Partner Special Dividend” shall have the meaning set forth in the Merger Agreement.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Filings” shall have the meaning set forth in the Merger Agreement.

“Security Interest” shall mean any mortgage, security interest, pledge, lien, charge, claim, option, right to acquire, voting or other restriction, right-of-way, covenant, condition, easement, encroachment, restriction on transfer, or other encumbrance of any nature whatsoever.

“Separate Action” shall have the meaning set forth in Section 4.11(c).

“Shared Contract” shall have the meaning set forth in Section 2.9(a).

“Shared Services” shall mean the ancillary, proprietary or corporate shared services or processes that are provided to, or used in, both the SpinCo Business and the Company Business, including the services and processes described in Schedule 1.3.

“Software” shall mean any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing; (d) screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (e) documentation, including user manuals and other training documentation, relating to any of the foregoing.

“Specified Agreement” shall have the meaning set forth in Section 10.16(b).

“Specimen Management Business” shall have the meaning set forth in Schedule 1.2.

“Spin-Off” shall have the meaning set forth in the Recitals.

“SpinCo” shall have the meaning set forth in the Preamble.

“SpinCo Accounts” shall have the meaning set forth in Section 2.12(a).

“SpinCo Assets” shall have the meaning set forth in Section 2.2(a).

“SpinCo Books and Records” shall mean all books and records to the extent related to, used in or necessary, as of immediately prior to the Distribution Time, for the operation of the SpinCo Business, including financial, employee (including confidentiality, non-disclosure or intellectual property assignment agreements entered into by any SpinCo Group Employee), litigation, files relating to the prosecution or maintenance of any SpinCo Intellectual Property, all accounting and other books and general business operating documents, manuals, instruments, papers, surveys, specifications, drawings, analyses, books, books of account, records, reports, process files and files and data related thereto (including regulatory dossiers, correspondence and related documentation, as well as cost information, sales and pricing data, customer and supplier lists, records, data and correspondence (whether historical, current or prospective), formulations and specifications, technical, quality, maintenance and manufacturing information and materials prepared by Third Parties), and including, with respect to each member of the SpinCo Group, organizational and operating documents, qualifications to do business as a foreign corporation, arrangements with registered agents relating to foreign qualification, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates and other documents relating to the organization, maintenance and existence of each such member, in each case, whether in paper, microfilm, microfiche, computer tape or disc, magnetic tape, electronic or any other form; provided that SpinCo Books and Records shall not include any Intellectual Property or Technology.

“SpinCo Business” shall mean the business, operations and activities that constitute the BD Life Sciences business segment of the Company as narratively described in the Form 10-K of the Company for the period ending September 30, 2024, as such business, operations and activities are conducted prior to the Distribution Time by any member of the Company Group or the SpinCo Group (or any of their respective predecessors), but excluding the business, operations and activities that constitute the Specimen Management Business; provided that the SpinCo Business shall not include the Company Assets or the Company Business.

“SpinCo Cash” shall have the meaning set forth in Section 2.11(a)(v).

“SpinCo Cash Distribution” shall mean a cash distribution by SpinCo to the Company in the amount equal to four billion dollars ($4,000,000,000), subject to adjustment as set forth in Section 3.1(c)(ii) of the Merger Agreement.

“SpinCo Common Stock” shall have the meaning set forth in the Recitals.

“SpinCo Contracts” shall mean the following Contracts to which either the Company, SpinCo or any member of their respective Groups is a party or by which it or any member of their respective Groups or any of their respective Assets is bound, whether or not in writing:

(a) the vendor Contracts pursuant to which a Third Party provides Software to either the Company, SpinCo or any member of their respective Groups which are either exclusively related to the SpinCo Business or primarily related to the systems set forth on Schedule 1.4;

(b) other than any vendor Contracts with a Third Party pursuant to which such Third Party provides Information Technology to either the Company, SpinCo or any member of their respective Groups, (i) any customer, sales, distribution, purchase, rebate, reimbursement, payor, retail, development, research, collaboration, partnership, promotion, quality, regulatory, services, purchase order, statement of work, supply, vendor or other Contract, in each case, with a Third Party pursuant to which a Third Party provides or is required to provide logistics services to the SpinCo Business and entered into prior to the Distribution Time and where such Contract is primarily related to the SpinCo Business (but only to the extent that such Contract relates to the SpinCo Business or, if such Contract is exclusively related to the SpinCo Business, the entirety of such Contract); and (ii) any customer, sales, distribution, purchase, rebate, reimbursement, payor, retail, development, research, collaboration, partnership, promotion, quality, regulatory, services, purchase order, statement of work, supply, vendor or other Contract, in each case, with a Third Party pursuant to which a Third Party provides or is required to provide services (other than logistics services) to the SpinCo Business or pursuant to which the SpinCo Business sells or is required to sell any product or provides or is required to provide any service to a Third Party and entered into prior to the Distribution Time (but only to the extent that such Contract relates to the SpinCo Business or, if such Contract is exclusively related to the SpinCo Business, the entirety of such Contract);

(c) other than any Contracts of a type addressed in clause (a) or (b) above, and subject to Section 2.9(a), with respect to any customer, sales, distribution, purchase, rebate, reimbursement, payor, retail, development, research, collaboration, partnership, promotion, quality, regulatory, services, purchase order, statement of work, supply, vendor or other Contract, in each case, with a Third Party pursuant to which a Third Party supplies or is required to supply any product to the SpinCo Business, entered into prior to the Distribution Time, that portion of any such Contract that relates to the SpinCo Business (or, for such Contracts that are primarily related to the SpinCo Business, the entirety of such Contracts);

(d) other than any vendor Contracts with a Third Party pursuant to which such Third Party provides Information Technology to either the Company or SpinCo or any member of their respective Groups, or any Contracts of a type addressed in clause (a) above, (i) any Intellectual Property license agreement entered into prior to the Distribution Time exclusively related to the SpinCo Business and (ii) with respect to any Intellectual Property license agreement entered into prior to the Distribution Time that relates to the SpinCo Business but is not exclusively related to the SpinCo Business, that portion of any such license agreement that relates to the SpinCo Business;

(e) any guarantee, indemnity, representation, covenant, warranty or other Liability of either the Company, SpinCo or any member of their respective Groups solely to the extent in respect of any other SpinCo Contract, any SpinCo Liability or the SpinCo Business;

(f) any Contract that is expressly contemplated by this Agreement, the Merger Agreement or any of the other Transaction Documents to be assigned to SpinCo or any member of the SpinCo Group;

(g) any credit agreement, indenture, note or other financing agreement or instrument entered into by SpinCo and/or any member of the SpinCo Group in connection with the Distribution, including any SpinCo Financing and/or Permanent SpinCo Financing;

(h) any employment, change of control, retention, consulting, indemnification, termination, severance or other similar agreements with any SpinCo Group Employee or consultants of the SpinCo Group that are in effect as of the Distribution Time;

(i) any confidentiality agreements with prospective purchasers of the SpinCo Business to the extent such confidentiality agreements restrict the use or disclosure of information of the SpinCo Business or any SpinCo Asset;

(j) any Contracts or settlements set forth on Schedule 1.5, including the right to recover any amounts under such Contracts or settlements; and

(k) any other Contract exclusively related to the SpinCo Business; provided that the intention of this clause (k) is only to rectify any omission of any Contracts that, had the Parties given specific consideration to such Contract as of the date of this Agreement, would have been classified as a SpinCo Contract (and no Contract will be deemed to be a SpinCo Contract solely as a result of this clause (k) if it is within any category of Contracts addressed by any of clauses (a)-(j) above).

Notwithstanding the foregoing, SpinCo Contracts shall not in any event include (x) any Contract that is contemplated to be retained by the Company or any member of the Company Group from and after the Distribution Time pursuant to any provision of this Agreement, the Merger Agreement or any of the other Transaction Documents or (y) except with respect to the SpinCo Contracts as defined in clauses (a) and (e) above, any Contract pursuant to which a Third Party licenses or supplies to either the Company, SpinCo or any of the members of their respective Groups (i) Information Technology, (ii) Software other than as set forth on Schedule 1.4 or (iii) Technology or Intellectual Property that is not exclusively for the use and benefit of the SpinCo Business.

“SpinCo-Controlled Actions” shall have the meaning set forth in Section 4.11(a).

“SpinCo Designated Transaction Expenses” shall mean (a) the out-of-pocket cost of the premium or premiums actually incurred by any member of the Company or the SpinCo Group or on its or their respective behalf or for which it or they are liable, in each case, with respect to obtaining the prepaid directors’ and officers’ liability insurance policy or policies contemplated by the Merger Agreement; and (b) all Reimbursement Obligations to the extent any such amounts have not been reimbursed by RMT Partner to the Company as of or prior to the Closing.

“SpinCo Designees” shall mean any and all entities (including corporations, general or limited partnerships, trusts, joint ventures, unincorporated organizations, limited liability entities or other entities) designated by the Company that will be members of the SpinCo Group as of immediately prior to the Distribution Time.

“SpinCo Expense Reimbursement” shall mean all SpinCo Designated Transaction Expenses either incurred, paid or payable by any member of the Company Group or paid by any member of the SpinCo Group prior to Closing.

“SpinCo Financing” shall have the meaning set forth in the Merger Agreement.

“SpinCo Group” shall mean (a) prior to the Distribution Time, SpinCo and each Person that will be a Subsidiary of SpinCo as of immediately after the Distribution Time, including the Transferred Entities, even if, prior to the Distribution Time, such Person is not a Subsidiary of SpinCo; and (b) on and after the Distribution Time, SpinCo and each Person that is a Subsidiary of SpinCo immediately after the Distribution Time, and each other Person that becomes a Subsidiary of SpinCo.

“SpinCo Group Employee” shall have the meaning set forth in the Employee Matters Agreement.

“SpinCo Indebtedness” shall have the meaning set forth in Section 2.11(a)(vi).

“SpinCo Indemnitees” shall have the meaning set forth in Section 4.3.

“SpinCo Intellectual Property” shall mean (a) the Patents, Trademarks, Internet Properties and other Registered IP that are owned by either the Company, SpinCo or any of the members of their respective Groups as of immediately prior to the Distribution Time that are primarily used or primarily held for use by the SpinCo Business, including those set forth on Schedule 1.6, (b) all Intellectual Property (other than Patents, Trademarks, Internet Properties and other Registered IP) that are owned by either the Company, SpinCo or any of the members of their respective Groups as of immediately prior to the Distribution Time that are primarily used or primarily held for use by the SpinCo Business, and (c) (i) common law rights and rights of priority with respect to the same, (ii) rights to collect royalties, income and proceeds in connection therewith, (iii) rights to sue and recover for past, present and future infringement, misappropriation, dilution or other violation of such Intellectual Property against any Persons, (iv) the right to seek, recover and retain all remedies (including damages, royalties, fees, income payments and other proceeds due from and after the Distribution Time), including for the past or future infringement, misappropriation or violation of any of the foregoing, (v) any and all goodwill associated therewith, and (vi) equivalent rights that, now or hereafter, may be secured under the Laws of any jurisdiction, including all registrations, renewals, extensions, combinations and applications for any of such Intellectual Property.

“SpinCo Inventory” shall have the meaning set forth in Section 2.2(a)(v).

“SpinCo Liabilities” shall have the meaning set forth in Section 2.3(a).

“SpinCo Owned Real Property” shall mean the owned real property listed on Schedule 1.7(a), together with all improvements, fixtures and all appurtenances thereto and rights in respect thereof.

“SpinCo Permits” shall mean all Permits owned or licensed by either the Company, SpinCo or any member of their respective Groups primarily used or primarily held for use in the SpinCo Business as of the Distribution Time.

“SpinCo Real Property Leases” shall mean the leases, subleases, licenses, sublicenses or other agreements between the Company or any Subsidiary of the Company, as landlord, sublandlord, licensor or sublicensor, and any third Person with respect to any SpinCo Owned Real Property, as tenant, subtenant, licensee or sublicensee as of the date of this Agreement listed in Schedule 1.7(b).

“SpinCo Support Obligations” shall mean all guarantees, letters of credit, comfort letters, bonds, sureties and other credit support or assurances made or issued by or on behalf of SpinCo or any member of the SpinCo Group in support of any obligation of the Company or any member of the Company Group.

“SpinCo Technology” shall mean any Technology with respect to which the Intellectual Property therein is owned by either the Company, SpinCo or any member of their respective Groups to the extent that such Technology is (a) used in, held for use in, or necessary for the operation of the SpinCo Business as of the Distribution Time; and (b) all know-how or knowledge, including any know-how or knowledge of the SpinCo Group Employees that constitutes a Trade Secret owned by the Company or any of its Subsidiaries, to the extent related to the SpinCo Business, but in each case, excluding any Technology set forth on Schedule 1.8, any Information Technology and any SpinCo Books and Records. For clarity, SpinCo Technology does not include any Intellectual Property.

“SpinCo Transferred Leased Property” shall mean the leased real property listed on Schedule 1.9.

“Straddle Period” shall have the meaning set forth in Section 2.16.

“Subsidiary” shall mean, with respect to any Person, any corporation, limited liability company, joint venture or partnership of which such Person (a) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (i) the total combined voting power of all classes of voting securities, (ii) the total combined economic interests, or (iii) the capital or profit interests, in the case of a partnership; or (b) otherwise has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body.

“Tangible Information” shall mean information that is contained in written, electronic or other tangible forms.

“Tangible Personal Property” means all tangible personal property owned by the Company or SpinCo or any of the members of its Group as of the Distribution Time, including machinery, equipment (including marketing and transportation systems and related facilities), hardware, furniture, furnishings, fixtures, tools, test devices, prototypes, models, spare parts, supplies and apparatus; provided that “Tangible Personal Property” shall not include any Information Technology, Technology, Intellectual Property, Inventory or books and records.

“Target Net Working Capital” shall have the meaning set forth in Section 2.11(a)(vii).

“Tax” shall have the meaning set forth in the Tax Matters Agreement.

“Tax Counsel” shall have the meaning set forth in the Merger Agreement.

“Tax Matters Agreement” shall have the meaning set forth in the Merger Agreement.

“Tax Return” shall have the meaning set forth in the Tax Matters Agreement.

“Technology” shall mean embodiments of Intellectual Property, including blueprints, designs, design protocols, documentation, specifications for materials, specifications for parts and devices, and design tools, materials, manuals, recordings, graphs, drawings, reports, analyses and other writings, data, databases, Software, works of authorship in any media and know-how or knowledge of employees, relating to, embodying, or describing products, articles, apparatus, devices, processes, methods, formulae, recipes or other technical information; provided that “Technology” shall not include personal property, Information Technology, books and records or any Intellectual Property.

“Third Party” shall mean any Person other than the Parties or any members of their respective Groups.

“Third-Party Claim” shall have the meaning set forth in Section 4.5(a).

“Transaction Documents” shall have the meaning set forth in the Merger Agreement.

“Transfer Documents” shall have the meaning set forth in Section 2.1(b).

“Transferred Entities” shall mean the entities set forth on Schedule 1.10.

“Transition Period” shall have the meaning set forth in Section 8.2.

“Transition Services Agreement” shall have the meaning set forth in the Merger Agreement.

“Trusts” shall have the meaning set forth in Section 3.1(d).

“Unreleased Company Liability” shall have the meaning set forth in Section 2.5(b)(ii).

“Unreleased SpinCo Liability” shall have the meaning set forth in Section 2.5(a)(ii).

ARTICLE II

THE SEPARATION

2.1 Transfer of Assets and Assumption of Liabilities.

(a) Subject to Section 2.4, on or prior to the Distribution Time and prior to the Distribution, in accordance with the plan and structure set forth on Schedule 2.1(a) (the “Reorganization Step Plan”):

(i) Transfer and Assignment of SpinCo Assets. The Company shall, and shall cause the applicable members of its Group to, contribute, assign, transfer, convey and deliver to SpinCo, or the applicable SpinCo Designees, and SpinCo or such SpinCo Designees shall accept from the Company and the applicable members of the Company Group, all of the Company’s and such Company Group members’ respective direct or indirect right, title and interest in and to all of the SpinCo Assets (it being understood that if any SpinCo Asset shall be held by a Transferred Entity or a wholly owned Subsidiary of a Transferred Entity, such SpinCo Asset shall be deemed assigned, transferred, conveyed and delivered to SpinCo as a result of the transfer of all of the Equity Interests in such Transferred Entity from the Company or the applicable members of the Company Group to SpinCo or the applicable SpinCo Designee);

(ii) Acceptance and Assumption of SpinCo Liabilities. SpinCo and the applicable SpinCo Designees shall accept, assume and agree faithfully to perform, discharge and fulfill all of the SpinCo Liabilities in accordance with their respective terms. SpinCo and such SpinCo Designees shall be responsible for all SpinCo Liabilities, regardless of when or where such SpinCo Liabilities arose or arise, or the legal entity that incurred or holds the SpinCo Liability (provided that nothing contained in this Agreement or the other Transaction Documents shall preclude, restrict or otherwise inhibit SpinCo or one or more of the applicable SpinCo Designees from asserting against Third Parties any defenses available to the legal entity that incurred or holds such SpinCo Liability), or whether the facts on which they are based occurred prior to, at or subsequent to the Distribution Time, regardless of where or against whom such SpinCo Liabilities are asserted or determined (including any SpinCo Liabilities arising out of claims made by the Company’s or SpinCo’s respective directors, officers, employees, agents, Subsidiaries or Affiliates against any member of the Company Group or the SpinCo Group) or whether asserted or determined prior to the date hereof, and regardless of whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Company Group or the SpinCo Group, or any of their respective directors, officers, employees, agents, Subsidiaries or Affiliates;

(iii) Transfer and Assignment of Company Assets. The Company and SpinCo shall cause SpinCo and the SpinCo Designees to contribute, assign, transfer, convey and deliver to the Company or certain members of the Company Group designated by the Company, and the Company or such other members of the Company Group shall accept from SpinCo and the SpinCo Designees, all of SpinCo’s and such SpinCo Designees’ respective direct or indirect right, title and interest in and to all Company Assets held by SpinCo or a SpinCo Designee; and

(iv) Acceptance and Assumption of Company Liabilities. The Company and certain members of the Company Group designated by the Company shall accept and assume and agree faithfully to perform, discharge and fulfill all of the Company Liabilities held by SpinCo or any SpinCo Designee and the Company and the applicable members of the Company Group shall be responsible for all Company Liabilities in accordance with their respective terms, regardless of when or where such Company Liabilities arose or arise, or the legal entity that incurred or holds the Company Liability (provided that nothing contained in this Agreement or the other Transaction Documents shall preclude, restrict or otherwise inhibit the Company or one or more of the applicable members of the Company Group designated by the Company from asserting against Third Parties any defenses available to the legal entity that incurred or holds such Company Liability), or whether the facts on which they are based occurred prior to or subsequent to the Distribution Time, regardless of where or against whom such Company Liabilities are asserted or determined (including any such Company Liabilities arising out of claims made by the Company’s or SpinCo’s respective directors, officers, employees, agents, Subsidiaries or Affiliates against any member of the Company Group or the SpinCo Group) or whether asserted or determined prior to the date hereof, and regardless of whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Company Group or the SpinCo Group, or any of their respective directors, officers, employees, agents, Subsidiaries or Affiliates.

(b) Transfer Documents. In furtherance of the contribution, assignment, transfer, conveyance and delivery of the Assets and the assumption of the Liabilities in accordance with Section 2.1(a), and without prejudice to any actions taken to implement, or documents entered into between or among the Company, SpinCo or members of their respective Groups to implement, or in furtherance of, the Reorganization Step Plan prior to the date hereof, (i) each of the Company and SpinCo shall execute and deliver, and shall cause the applicable members of its Group to execute and deliver, to the other Party, such bills of sale, quitclaim deeds, stock powers, certificates of title, assignments of contracts and other instruments of transfer, conveyance and assignment as and to the extent necessary to evidence the transfer, conveyance and assignment of all of such Party’s and the applicable members of its Group’s right, title and interest in and to such Assets to the other Party and the applicable members of its Group in accordance with Section 2.1(a), (ii) each of the Company and SpinCo shall execute and deliver, and shall cause the applicable members of its Group to execute and deliver, to the other Party, such assumptions of contracts and other instruments of assumption as and to the extent necessary to evidence the valid and effective assumption of the Liabilities by such Party and the applicable members of its Group in accordance with Section 2.1(a) and (iii) each of the Company and SpinCo will take, and will cause each member of its respective Group to take, such actions as are reasonably necessary to consummate the transactions contemplated by the Reorganization Step Plan (whether prior to, at or after the Distribution Time). The Company may make changes to the Reorganization Step Plan in its reasonable discretion; provided that, the prior written consent of RMT Partner (which consent shall not be unreasonably withheld, conditioned or delayed) shall be required (i) with respect to any change to the Reorganization Step Plan which has an adverse impact on RMT Partner or any member of the SpinCo Group or SpinCo Asset in any non-de minimis respect (other than an impact, the cost or Liabilities for which are fully reimbursed to the RMT Partner or SpinCo Group or otherwise fully borne by the Company), or (ii) to the extent such changes would reasonably be expected to materially impair, materially delay or otherwise have a material adverse effect on, in each case individually or in the aggregate, the ability of the Company to perform its obligations hereunder or to consummate the transactions contemplated (x) hereby, including the Reorganization and (y) in the IRS Ruling. All of the foregoing documents contemplated by this Section 2.1(b)(i) and (ii) (including any documents entered into between or among any of the Parties or members of their respective Groups to implement, in furtherance of or in connection with the Reorganization Step Plan prior to the date hereof but excluding, for the avoidance of doubt, the IRS Ruling) shall be referred to collectively herein as the “Transfer Documents.” The Company (or, prior to the Distribution Date, SpinCo) will afford RMT Partner a reasonable opportunity to, and RMT Partner shall promptly, review any Transfer Documents prior to execution, and the Company (or, prior to the Distribution Date, SpinCo) shall give due and good faith consideration to RMT Partner’s reasonable comments thereon. The Company (or, prior to the Distribution Date, SpinCo) shall, to the extent reasonably practicable, reasonably promptly notify RMT Partner upon the receipt of, and provide RMT Partner with copies of, any comments to the Transfer Documents from a Third Party, and give due and good faith consideration to RMT Partner’s reasonable comments thereon. The Company shall keep RMT Partner reasonably informed of, and furnish RMT Partner with information relating to, the transfers and/or assumptions, as applicable (including any related Approvals or Notifications addressed in Section 2.4(a)), of the SpinCo Assets to be transferred to, and SpinCo Liabilities to be assumed by, the SpinCo Group under any Transaction Document.

(c) Reorganization Committee. As promptly as reasonably practicable after date hereof, the Parties shall establish and hold the first meeting of a reorganization committee (the “Reorganization Committee”), the purpose of which shall be, subject to and solely to the extent consistent with applicable Laws and the Confidentiality Agreement, discussing and providing information relating to the status of the implementation and completion of the Reorganization (including any delays known or any other legal or operational issues with respect to the SpinCo Group or SpinCo Business, and any steps reasonably necessary to remediate such delays or other issues). The number of designees and the initial members of the Reorganization Committee shall be determined by mutual agreement of RMT Partner and the Company reasonably promptly after the date hereof. A quorum of the Reorganization Committee will require attendance from at least one representative from each of RMT Partner and the Company.

(d) Waiver of Bulk-Sale and Bulk-Transfer Laws. To the extent permissible under applicable Law, SpinCo hereby waives compliance by each and every member of the Company Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the SpinCo Assets to any member of the SpinCo Group. To the extent permissible under applicable Law, the Company hereby waives compliance by each and every member of the SpinCo Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Company Assets to any member of the Company Group.

2.2 SpinCo Assets; Company Assets.

(a) SpinCo Assets. For purposes of this Agreement, “SpinCo Assets” shall mean all of the Company’s and its Subsidiaries’ right, title and interest in, to and under the following Assets:

(i) all (A) issued and outstanding capital stock or other Equity Interests of the Transferred Entities that are owned by either the Company or SpinCo or any members of its Group as of the Distribution Time and (B) other investments in securities in joint ventures, minority investments, partnerships or similar Persons owned by SpinCo or any members of its Group as of the Distribution Time to the extent primarily related to the SpinCo Business;

(ii) (A) all cash or cash equivalents paid to SpinCo by the Company in respect of the Cash Transfer, if any, plus (B) SpinCo Cash, plus (C) all Excess Cash, if any, plus (D) all Restricted Cash, plus (E) all Excess Borrowed Proceeds, if any;

(iii) all Assets of either the Company or SpinCo or any of the members of its Group as of the Distribution Time that are expressly provided by this Agreement, the Merger Agreement or any of the other Transaction Documents (or the Schedules hereto or thereto) as Assets to be transferred to SpinCo or any other member of the SpinCo Group;

(iv) all SpinCo Owned Real Property, SpinCo Real Property Leases and SpinCo Transferred Leased Property, together with (i) any Tangible Personal Property located thereon, (ii) any Inventory located thereon (other than any finished goods Inventory located at Suzhou (as set forth in the applicable Statement of Work (as defined in the Contract Manufacturing Agreement) in the applicable Contract Manufacturing Agreement)) and (iii) any prepaid rent, security deposits and options to renew or purchase related thereto and any all related interests, including easements, whether as owner, mortgagee or holder of a Security Interest in real property, lessor, sublessor, lessee, sublessee or otherwise;

(v) the Inventory of either the Company or SpinCo or any of the members of their respective Groups as of the Distribution Time to the extent primarily related to, primarily used in or primarily held for use for the SpinCo Business (the “SpinCo Inventory”);

(vi) all SpinCo Contracts as of the Distribution Time and all rights, interests or claims of either the Company or SpinCo or any of the members of its Group thereunder (including all prepaid expenses, trade accounts and other accounts and notes receivable thereunder) as of the Distribution Time;

(vii) all SpinCo Intellectual Property as of the Distribution Time, including any goodwill appurtenant to, or associated with, any Trademarks included in the SpinCo Intellectual Property and the right to seek, recover and retain all remedies against Third Parties (including damages, royalties, fees, income payments and other proceeds due from and after the Distribution Time), including for the past or future infringement, misappropriation or violation of any SpinCo Intellectual Property;

(viii) all SpinCo Technology as of the Distribution Time;

(ix) all SpinCo Permits as of the Distribution Time and all rights, interests or claims of either the Company or SpinCo or any of the members of its Group thereunder as of the Distribution Time;

(x) copies of any and all SpinCo Books and Records in the possession of either the Company or SpinCo as of immediately prior to the Distribution Time; provided that the Company shall be permitted to retain copies of, and continue to use (in the case of clauses (A) through (C)), subject to Section 6.9, (A) any SpinCo Books and Records that as of the Distribution Time are used in or necessary for the operation or conduct of the Company Business, (B) any SpinCo Books and Records that the Company is required by Law to retain (and if copies are not provided to SpinCo, then, to the extent permitted by Law, such copies will be made available to SpinCo upon SpinCo’s reasonable request), (C) one (1) copy of any SpinCo Books and Records to the extent required to demonstrate compliance with applicable Law or pursuant to internal compliance procedures or related to any Company Assets or the Company’s and/or its Affiliates’ obligations under this Agreement, the Merger Agreement or any of the other Transaction Documents and (D) “back-up” electronic tapes of such SpinCo Books and Records maintained by the Company in the ordinary course of business (such material in clauses (A) through (D), the “Company Books and Records”);

(xi) other than as set forth in Section 2.2(a)(iv), all Tangible Personal Property primarily used, primarily held for use or primarily related to the SpinCo Business;

(xii) all claims, warranties, guarantees, refunds, actions, defenses, rights of recovery, rights of set-off or counterclaim and rights of recoupment of every kind and nature, in each case, against Third Parties and to the extent arising out of the SpinCo Assets or any SpinCo Liability;

(xiii) subject to Section 5.1, all (A) proceeds of any Third Party insurance policies received or receivable by any member of the Company Group or any member of the SpinCo Group as a result of any damage, destruction or other casualty loss in respect of any SpinCo Asset after the date of the latest financial statements of the Company as of the date hereof and (B) monies received from any Third Party in the nature of contribution or indemnification as a result of any damage, destruction or other casualty loss in respect of any SpinCo Asset after the date of the latest financial statements of the Company as of the date hereof, in each case, net of (x) any “deductibles” or net retentions associated with such proceeds or monies and any reasonable and documented out-of-pocket expenses incurred by the Company, SpinCo or any member of their respective Groups with respect thereto and (y) any reasonable and documented amounts expended by the Company, SpinCo, or any member of their respective Groups to repair or replace any such SpinCo Assets (such net proceeds and monies as described in this subsection (xiii), collectively, “Excluded Cash”);

(xiv) all rights that accrue or shall accrue to SpinCo or any member of the SpinCo Group pursuant to this Agreement, the Merger Agreement or any other Transaction Document;

(xv) any and all Assets expressly included in the Final Net Working Capital; and

(xvi) all other Assets of either the Company or SpinCo or any of the members of its Group as of the Distribution Time that are primarily related to, primarily used in or primarily held for use for the SpinCo Business and that are of a type that are not addressed in subsections (i)-(xv) of this Section 2.2(a); provided that the intention of this subsection (xvi) is only to rectify any omission of the conveyance to SpinCo of any Assets that, had the Parties given specific consideration to such Asset as of the date of this Agreement, would have been classified as a SpinCo Asset (and no Asset will be deemed to be a SpinCo Asset solely as a result of this subsection (xvi) if it is within any category of Assets addressed by any other section of this Section 2.2(a)).

The Parties acknowledge and agree that a single Asset may fall within more than one of subsections (i) through (xvi) above; such fact does not imply that (A) such Asset shall be transferred more than once or (B) any duplication of such Asset is required.

(b) Company Assets. For the purposes of this Agreement, “Company Assets” shall mean all Assets of either the Company or SpinCo or the members of its Group as of the Distribution Time, other than the SpinCo Assets, including:

(i) all Assets of either the Company or SpinCo or any of the members of its Group as of the Distribution Time that are contemplated by this Agreement, the Merger Agreement or any other Transaction Document (or the Schedules hereto or thereto) as Assets to be retained by the Company or any other member of the Company Group;

(ii) all Inventory of either the Company or SpinCo or any of the members of its Group as of the Distribution Time other than the SpinCo Inventory;

(iii) all real property, whether owned, leased, subleased, licensed, or otherwise occupied by either the Company or SpinCo or any of the members of its Group as of the Distribution Time, other than the SpinCo Owned Real Property, SpinCo Real Property Leases and SpinCo Transferred Leased Property, and Tangible Personal Property located thereon (other than any Tangible Personal Property of the type addressed in Section 2.2(a)(iv)) and any prepaid rent, security deposits and options to renew or purchase related thereto;

(iv) all Contracts of either the Company or SpinCo or any of the members of its Group as of the Distribution Time, other than the SpinCo Contracts (including the portion of any Shared Contracts that are SpinCo Contracts; provided that the remainder of such Shared Contracts shall be Company Assets);

(v) (A) the BD Name and BD Marks and the Intellectual Property set forth on Schedule 2.2(b)(v), and (B) all other Intellectual Property owned by either the Company or SpinCo or any of the members of its Group as of the Distribution Time, other than, in the case of this clause (B), the SpinCo Intellectual Property;

(vi) (A) the Technology set forth on Schedule 2.2(b)(vi), (B) all Technology of either the Company or SpinCo or any of the members of its Group as of the Distribution Time, other than, in the case of this clause (B), the copies of such Technology that are SpinCo Technology;

(vii) all Information Technology owned by either the Company or SpinCo or any member of its Group as of immediately prior to the Distribution Time (for the avoidance of doubt, excluding those Contracts for Software set forth on Schedule 1.4);

(viii) all Permits of either the Company or SpinCo or any of the members of its Group as of the Distribution Time other than the SpinCo Permits;

(ix) all Company Books and Records;

(x) all cash and cash equivalents of either the Company or SpinCo or any of the members of its Group as of the Distribution Time, other than (A) all cash or cash equivalents paid to SpinCo by the Company in respect of the Cash Transfer, if any, plus (B) all SpinCo Cash, plus (C) all Excess Cash, if any, plus (D) all Restricted Cash, if any, plus (E) any Excluded Cash received by any member of the Company Group or any member of the SpinCo Group prior to the Cut-Off Time, if any;

(xi) (A) all attorney-client privilege and attorney work-product protection of the Company or any member of its Group arising as a result of legal counsel representing the Company, and any member of the Company Group (including the Transferred Entities), in connection with the sale of the SpinCo Business and the transactions contemplated by this Agreement, the Merger Agreement and the other Transaction Documents, (B) all documents subject to attorney-client privilege and work-product protection described in the foregoing subsection (A), and (C) all documents maintained by the Company, members of the Company Group or their respective Representatives in connection with the sale of the SpinCo Business, including the transactions contemplated by this Agreement, the Merger Agreement and the other Transaction Documents (excluding any rights pursuant to the Contracts described in clause (j) of the definition of “SpinCo Contracts”); and

(xii) all rights that accrue or shall accrue to the Company or any member of the Company Group pursuant to this Agreement, the Merger Agreement or any other Transaction Document.

2.3 SpinCo Liabilities; Company Liabilities.

(a) SpinCo Liabilities. For the purposes of this Agreement, “SpinCo Liabilities” shall mean (without duplication) the following Liabilities of either the Company or SpinCo or any of the members of its Group:

(i) all Liabilities, including any Environmental Liabilities, solely to the extent relating to, arising out of or resulting from (x) the SpinCo Business as conducted at any time prior to the Distribution Time by either the Company or SpinCo or any of its current or former Subsidiaries (including any terminated, divested or discontinued business, operations and activities of the SpinCo Business, including those set forth on Schedule 2.3(a)(i)) or (y) any SpinCo Asset;

(ii) any and all Liabilities of either the Company or SpinCo or any of the members of its Group as of the Distribution Time that are expressly provided by this Agreement, the Merger Agreement or any other Transaction Document (or the Schedules hereto or thereto) as Liabilities to be assumed by SpinCo or any other member of the SpinCo Group, and all agreements, obligations and Liabilities of any member of the SpinCo Group under this Agreement, the Merger Agreement or any other Transaction Document;

(iii) all Liabilities to the extent relating to, arising out of or resulting from (and only such portion relating to, arising out of or resulting from) the SpinCo Contracts, the SpinCo Intellectual Property, the SpinCo Technology or the SpinCo Permits;

(iv) all Liabilities relating to, arising out of or resulting from the SpinCo Financing, the Permanent SpinCo Financing or the RMT Partner Financing;

(v) all Liabilities (including under applicable federal and state securities Laws) relating to, arising out of or resulting from information regarding SpinCo, RMT Partner or their respective businesses and operations contained in any of the Disclosure Documents, other than information relating to the Company or the Company Business, whenever arising;

(vi) any and all Liabilities expressly included in the Final Net Working Capital;

(vii) the SpinCo Designated Transaction Expenses, to the extent not included in the calculation of the Final Cash Transfer Amount;

(viii) all Liabilities arising out of claims made by any Third Party (including the Company’s or SpinCo’s respective directors, officers, stockholders, employees and agents) against any member of the Company Group or the SpinCo Group solely to the extent relating to, arising out of or resulting from (x) the SpinCo Business as conducted at any time prior to the Distribution Time by either the Company or SpinCo or any of its current or former Subsidiaries (including any terminated, divested or discontinued business, operations and activities of the SpinCo Business, including those set forth on Schedule 2.3(a)(i)), (y) any SpinCo Asset or (z) the other business, operations, activities or Liabilities of SpinCo referred to in clauses (i) through (vi) of this Section 2.3(a); and

(ix) subject to Sections 2.7, 2.9 and 2.10, any and all Liabilities solely to the extent relating to, arising out of or resulting from the operation of any business conducted by or on behalf of any member of the SpinCo Group at any time after the Distribution Time (including any Liability relating to, arising out of or resulting from any act or failure to act by any Person, whether or not such act or failure to act is within such Person’s authority, with respect to such business);

provided that, notwithstanding the foregoing, the Parties agree that any Liabilities of any member of the Company Group pursuant to this Agreement, the Merger Agreement or the other Transaction Documents shall not be SpinCo Liabilities but instead shall be Company Liabilities.

(b) Company Liabilities. For the purposes of this Agreement, “Company Liabilities” shall mean (without duplication) the following Liabilities of either the Company or SpinCo or any of the members of its Group:

(i) all Liabilities of either the Company or SpinCo or the members of their respective Groups as of the Distribution Time, in each case, that are not SpinCo Liabilities;

(ii) all Liabilities arising out of claims made by any Third Party (including the Company’s or SpinCo’s respective directors, officers, stockholders, employees and agents) against any member of the Company Group or the SpinCo Group to the extent relating to, arising out of or resulting from (x) the Company Business (including any terminated, divested or discontinued business, operations and activities of the Company Business) or (y) the Company Assets;

(iii) subject to Sections 2.7, 2.9 and 2.10, any and all Liabilities solely to the extent relating to, arising out of or resulting from the operation of any business conducted by or on behalf of any member of the Company Group at any time after the Distribution Time (including any Liability relating to, arising out of or resulting from any act or failure to act by any Person, whether or not such act or failure to act is within such Person’s authority, with respect to such business); and

(iv) any and all Liabilities set forth on Schedule 2.3(b)(iv).

(c) Other Transaction Documents. Notwithstanding the foregoing or anything to the contrary herein, (i) the Employee Matters Agreement will exclusively govern the allocation of Assets and Liabilities relating to employment matters and benefit plans (except as expressly otherwise set forth herein, including with respect to the items included in, and treatment of, SpinCo Indebtedness or Net Working Capital) and (ii) the Tax Matters Agreement will exclusively govern the allocation of Assets and Liabilities relating to Tax matters. For purposes of this Agreement, all Assets and Liabilities allocated to SpinCo pursuant to the Employee Matters Agreement or the Tax Matters Agreement shall be considered SpinCo Assets or SpinCo Liabilities, respectively, and all Assets and Liabilities allocated to the Company pursuant to the Employee Matters Agreement or the Tax Matters Agreement shall be considered Company Assets or Company Liabilities, respectively. Notwithstanding anything to the contrary in the foregoing, in the case of any conflict between this Agreement and the Employee Matters Agreement, the Tax Matters Agreement or the Intellectual Property Matters Agreement in relation to any matters expressly and specifically addressed by the Employee Matters Agreement, the Tax Matters Agreement or the Intellectual Property Matters Agreement, respectively, the Employee Matters Agreement, Tax Matters Agreement or Intellectual Property Matters Agreement, as applicable, shall prevail.

2.4 Approvals and Notifications.

(a) Approvals and Notifications for SpinCo Assets and Liabilities. To the extent that the transfer or assignment (or in the case of any Permit, reissuance or replacement) of any SpinCo Asset, the assumption of any SpinCo Liability, the Reorganization, the Distribution or the Merger or any other transaction contemplated by the Transaction Documents requires any Approvals or Notifications, (x) the Parties shall use their commercially reasonable efforts to timely obtain or make such Approvals or Notifications in accordance with applicable regulatory requirements and timelines and (y) each Party shall use its commercially reasonable efforts to obtain, or to cause to be obtained, as soon as reasonably practicable, any Approvals or Notifications to assign (or, to the extent requested to do so by the Company or RMT Partner, novate) all obligations under SpinCo Contracts and other obligations or Liabilities for which one or more members of the SpinCo Group are liable and that do not constitute SpinCo Liabilities or for which one or more members of the Company Group are liable and that do not constitute Company Liabilities, so that, in any such case, the members of the applicable Group will be solely responsible for the applicable Liabilities; provided, however, that, except to the extent expressly provided in this Agreement, the Merger Agreement or any of the other Transaction Documents or as otherwise agreed among the Parties, no Party shall be obligated to (and neither the Company nor any member of the Company Group nor, prior to the Distribution Time, SpinCo nor any member of the SpinCo Group shall, without the prior written consent of RMT Partner) (i) amend or modify any Contract in a manner adverse in any material respect to any member of the Company Group or the SpinCo Group, (ii) modify, relinquish, forbear or narrow any material right, (iii) contribute capital or pay any non-de minimis consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person in order to obtain or make such Approvals or Notifications, or (iv) commence any Action, in each case, in connection with the actions required by the foregoing clauses (x) and (y). The Company shall be solely responsible for any and all out-of-pocket costs and expenses (including consent fees) incurred by the Company or any member of the Company Group (and any out-of-pocket costs and expenses incurred by SpinCo or any member of the SpinCo Group prior to the Distribution Time) in connection with its efforts pursuant to this Section 2.4(a).

(b) Delayed SpinCo Transfers. If and to the extent that the valid, complete and perfected transfer or assignment to the SpinCo Group of any SpinCo Asset or assumption by the SpinCo Group of any SpinCo Liability in connection with the Reorganization, the Distribution or any other transactions contemplated by the Transaction Documents would be a violation of applicable Law or require any Approval or Notification that has not been obtained or made by the Distribution Time then, unless the Parties shall otherwise mutually determine, the transfer or assignment to the SpinCo Group of such SpinCo Assets or the assumption by the SpinCo Group of such SpinCo Liabilities, as the case may be, shall be automatically deemed deferred and any such purported transfer, assignment or assumption shall be null and void until such time as all legal impediments are removed or such Approval or Notification has been obtained or made. Notwithstanding the foregoing, any such SpinCo Assets or SpinCo Liabilities shall continue to constitute SpinCo Assets and SpinCo Liabilities for all other purposes of this Agreement.

(c) Treatment of Delayed SpinCo Assets and Delayed SpinCo Liabilities. If any transfer or assignment of any SpinCo Asset (or a portion thereof) or any assumption of any SpinCo Liability (or a portion thereof) intended to be transferred, assigned or assumed hereunder, as the case may be, is not consummated on or prior to the Distribution Time, whether as a result of the provisions of Section 2.4(b) or for any other reason (any such SpinCo Asset (or a portion thereof), a “Delayed SpinCo Asset” and any such SpinCo Liability (or a portion thereof), a “Delayed SpinCo Liability”), then, insofar as reasonably possible and subject to applicable Law, the member of the Company Group retaining such Delayed SpinCo Asset or such Delayed SpinCo Liability, as the case may be, shall thereafter hold such Delayed SpinCo Asset or Delayed SpinCo Liability, as the case may be, in trust for the use and benefit of the member of the SpinCo Group entitled thereto (at the expense of the member of the SpinCo Group entitled thereto). In addition, the member of the Company Group retaining such Delayed SpinCo Asset or such Delayed SpinCo Liability shall, insofar as reasonably possible and to the extent permitted by applicable Law, treat such Delayed SpinCo Asset or Delayed SpinCo Liability in the ordinary course of business in accordance with SpinCo Business past practice and the Parties will take such other actions as they may reasonably agree in good faith (including entering into appropriate documentation formalizing the arrangements and treatment contemplated by this paragraph) in order to place the Parties in a substantially similar position as if such Delayed SpinCo Asset or Delayed SpinCo Liability had been transferred, assigned or assumed as contemplated hereby and so that all the benefits and burdens relating to such Delayed SpinCo Asset or Delayed SpinCo Liability, as the case may be, including use, risk of loss, potential for gain, and dominion, control and command over such Delayed SpinCo Asset or Delayed SpinCo Liability, as the case may be, and all costs and expenses related thereto, shall inure from and after the Distribution Time to the SpinCo Group. Except to the extent otherwise required by applicable Law (including pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign law)), each of the Company and SpinCo shall, and shall cause the members of its Group to, (i) treat for all Tax purposes (x) any Delayed SpinCo Asset as an Asset owned by the Party entitled to such Delayed SpinCo Asset, and (y) any Delayed SpinCo Liability as a Liability of the Party intended to be responsible for such Delayed SpinCo Liability, in each case not later than the Distribution Time, and (ii) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment.

(d) Transfer of Delayed SpinCo Assets and Delayed SpinCo Liabilities. If and when the Approvals or Notifications, the absence of which caused the deferral of transfer or assignment of any Delayed SpinCo Asset or the deferral of assumption of any Delayed SpinCo Liability pursuant to Section 2.4(b), are obtained or made, and, if and when any other legal impediments to the transfer or assignment of any Delayed SpinCo Asset or the assumption of any Delayed SpinCo Liability have been removed, the transfer or assignment of the applicable Delayed SpinCo Asset or the assumption of the applicable Delayed SpinCo Liability, as the case may be, shall be effected in accordance with the terms of this Agreement, the Merger Agreement and/or any other applicable Transaction Document. The Company shall (x) be solely responsible for any and all out-of-pocket costs and expenses (including Taxes) incurred by the Company, RMT Partner, SpinCo or any members of their respective Groups to effect such transfer, assignment or assumption (provided that RMT Partner and SpinCo shall be obligated to use commercially reasonable efforts to minimize such costs and expenses) and (y) promptly reimburse RMT Partner and SpinCo for any such out-of-pocket reasonable and documented costs, fees, expenses or other payments (including Taxes) incurred after the Distribution Time by SpinCo or any member of the SpinCo Group. RMT Partner shall, or shall cause the applicable member of the SpinCo Group to, promptly pay to the Company any refunds or other amounts received by RMT Partner or such member of the SpinCo Group (including any refunds or credits of Taxes) in respect of costs, fees, expenses and other payments referenced in the prior sentence; provided that neither RMT Partner nor any such members of the SpinCo Group shall be required to make any payments to the extent it would place them in a less favorable net after-Tax position than such party would have been in if such payments referenced in the prior sentence were never made.

(e) Costs for Delayed SpinCo Assets and Delayed SpinCo Liabilities. Any member of the Company Group retaining a Delayed SpinCo Asset or Delayed SpinCo Liability due to the deferral of the transfer or assignment of such Delayed SpinCo Asset or the deferral of the assumption of such Delayed SpinCo Liability, as the case may be, shall be promptly reimbursed by SpinCo or the member of the SpinCo Group entitled to the Delayed SpinCo Asset or Delayed SpinCo Liability for any costs and expenses (including reasonable attorneys’ fees and recording or similar fees) incurred in connection with the actions taken by such member of the Company Group pursuant to Section 2.4(c). The Company shall cause the applicable member of the Company Group to promptly pay to SpinCo or another member of the SpinCo Group any refunds or other amounts received by such member of the Company Group (including any refunds or credits of Taxes) in respect of costs, fees, expenses and other payments referred to in the prior sentence; provided that neither the Company nor any such members of the Company Group shall be required to make any payments to the extent it would place them in a less favorable net after-Tax position than such party would have been in if such payments referenced in the prior sentence were never made. The Company Group shall not knowingly allow the loss or diminution of value of any Delayed SpinCo Asset without first providing the SpinCo Group commercially reasonable notice of such potential loss or diminution in value and affording the SpinCo Group a commercially reasonable opportunity to take action to prevent such loss or diminution in value.

(f) Approvals and Notifications for Company Assets. To the extent that the transfer or assignment (or, in the case of any Permit, reissuance or replacement) of any Company Asset, the assumption of any Company Liability, the Reorganization, the Distribution or the Merger or any other transaction contemplated by the Transaction Documents requires any Approvals or Notifications, the Parties shall use their commercially reasonable efforts to timely obtain or make such Approvals or Notifications in accordance with applicable regulatory requirements and timelines; provided, however, that, except to the extent expressly provided in this Agreement, the Merger Agreement or any of the other Transaction Documents or as otherwise agreed among the Parties, no Party shall be obligated to contribute capital or pay any non-de minimis consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person in order to obtain or make such Approvals or Notifications. The Company shall be solely responsible for any and all out-of-pocket costs and expenses (including consent fees) incurred by the Company or any member of the Company Group (and any out-of-pocket costs and expenses incurred by SpinCo or any member of the SpinCo Group prior to the Distribution Time) in connection with its efforts pursuant to this Section 2.4(f).

(g) Delayed Company Transfers. If and to the extent that the valid, complete and perfected transfer or assignment to the Company Group of any Company Asset or assumption by the Company Group of any Company Liability in connection with the Reorganization, the Distribution or any other transactions contemplated by the Transaction Documents would be a violation of applicable Law or require any Approval or Notification that has not been obtained or made by the Distribution Time then, unless the Parties shall otherwise mutually determine, the transfer or assignment to the Company Group of such Company Assets or the assumption by the Company Group of such Company Liabilities, as the case may be, shall be deemed deferred and any such purported transfer, assignment or assumption shall be null and void until such time as all legal impediments are removed or such Approval or Notification has been obtained or made. Notwithstanding the foregoing, any such Company Assets or Company Liabilities shall continue to constitute Company Assets and Company Liabilities for all other purposes of this Agreement.

(h) Treatment of Delayed Company Assets and Delayed Company Liabilities. If any transfer or assignment of any Company Asset (or a portion thereof) or any assumption of any Company Liability (or a portion thereof) intended to be transferred, assigned or assumed hereunder, as the case may be, is not consummated on or prior to the Distribution Time whether as a result of the provisions of Section 2.4(g) or for any other reason (any such Company Asset (or a portion thereof), a “Delayed Company Asset” and any such Company Liability (or a portion thereof), a “Delayed Company Liability”), then, insofar as reasonably possible and subject to applicable Law, the member of the SpinCo Group retaining such Delayed Company Asset or such Delayed Company Liability, as the case may be, shall thereafter hold such Delayed Company Asset or Delayed Company Liability, as the case may be, in trust for the use and benefit of the member of the Company Group entitled thereto (at the expense of the member of the Company Group entitled thereto). In addition, the member of the SpinCo Group retaining such Delayed Company Asset or such Delayed Company Liability shall, insofar as reasonably possible and to the extent permitted by applicable Law, treat such Delayed Company Asset or Delayed Company Liability in the ordinary course of business in accordance with the Company Group past practice and the Parties will take such other actions as they may reasonably agree in good faith (including entering into appropriate documentation formalizing the arrangements and treatment contemplated by this paragraph) in order to place the Parties in a substantially similar position as if such Delayed Company Asset or Delayed Company Liability had been transferred, assigned or assumed as contemplated hereby and so that all the benefits and burdens relating to such Delayed Company Asset or Delayed Company Liability, as the case may be, including use, risk of loss, potential for gain, and dominion, control and command over such Delayed Company Asset or Delayed Company Liability, as the case may be, and all costs and expenses related thereto, shall inure from and after the Distribution Time to the Company Group. Except to the extent otherwise required by applicable Law (including pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign Law)), each of the Company and SpinCo shall, and shall cause the members of its Group to, (i) treat for all Tax purposes (x) any Delayed Company Asset as an Asset owned by the Party entitled to such Delayed Company Asset, and (y) any Delayed Company Liability as a Liability of the Party intended to be responsible for such Delayed Company Liability, in each case not later than the Distribution Time, and (ii) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment.

(i) Transfer of Delayed Company Assets and Delayed Company Liabilities. If and when the Approvals or Notifications, the absence of which caused the deferral of transfer or assignment of any Delayed Company Asset or the deferral of assumption of any Delayed Company Liability pursuant to Section 2.4(g), are obtained or made, and, if and when any other legal impediments to the transfer or assignment of any Delayed Company Asset or the assumption of any Delayed Company Liability have been removed, the transfer or assignment of the applicable Delayed Company Asset or the assumption of the applicable Delayed Company Liability, as the case may be, shall be effected in accordance with the terms of this Agreement, the Merger Agreement and/or any other applicable Transaction Document. The Company shall (x) be solely responsible for any and all out-of-pocket costs and expenses (including Taxes) incurred by either the Company, SpinCo or any members of their respective Groups to effect such transfer, assignment or assumption (provided that RMT Partner and SpinCo shall be obligated to use commercially reasonable efforts to minimize such costs and expenses) and (y) promptly reimburse RMT Partner for any such out-of-pocket reasonable and documented costs, fees, expenses or other payments (including Taxes) incurred after the Distribution Time by SpinCo or any member of the SpinCo Group. RMT Partner shall cause the applicable member of the SpinCo Group to promptly pay to the Company any refunds or other amounts received by such member of the SpinCo Group (including any refunds or credits of Taxes) in respect of costs, fees, expenses and other payments referenced in the prior sentence; provided that neither RMT Partner nor any such members of the SpinCo Group shall be required to make any payments to the extent it would place them in a less favorable net after-Tax position than such party would have been if such payments referenced in the prior sentence were never made.

(j) Costs for Delayed Company Assets and Delayed Company Liabilities. Any member of the SpinCo Group retaining a Delayed Company Asset or Delayed Company Liability due to the deferral of the transfer or assignment of such Delayed Company Asset or the deferral of the assumption of such Delayed Company Liability, as the case may be, shall be promptly reimbursed by the Company or the member of the Company Group entitled to the Delayed Company Asset or Delayed Company Liability for any costs and expenses (including reasonable attorneys’ fees and recording or similar fees) incurred in connection with the actions taken by such member of the SpinCo Group pursuant to Section 2.4(h). SpinCo shall cause the applicable member of the SpinCo Group to promptly pay to the Company or another member of the Company Group any refunds or other amounts received by such member of the SpinCo Group (including any refunds or credits of Taxes) in respect of costs, fees, expenses and other payments referred to in the prior sentence; provided that neither SpinCo nor any such members of the SpinCo Group shall be required to make any payments to the extent it would place them in a less-favorable net after-Tax position than such party would have been in if such payments referenced in the prior sentence were never made. The SpinCo Group shall not knowingly allow the loss or diminution of value of any Delayed Company Asset without first providing the Company Group commercially reasonable notice of such potential loss or diminution in value and affording the Company Group a commercially reasonable opportunity to take action to prevent such loss or diminution in value.

2.5 Novation of Liabilities.

(a) Novation of SpinCo Liabilities.

(i) Each of the Company, on the one hand, and SpinCo or RMT Partner, on the other hand, at the request of the other, shall use its commercially reasonable efforts to obtain, or to cause to be obtained, as soon as reasonably practicable, any consent, substitution, approval or amendment required to novate or assign all SpinCo Liabilities and obtain in writing the unconditional release of each member of the Company Group that is a party to any such arrangements, to the extent not prohibited by applicable Law and effective as of the Distribution Time, so that, in any such case, the members of the SpinCo Group shall be solely responsible for such SpinCo Liabilities; provided, however, that, except as otherwise expressly provided in this Agreement, the Merger Agreement or any of the other Transaction Documents, no Party shall be obligated to contribute any capital or pay any non-de minimis consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Third Party from whom any such consent, substitution, approval, amendment or release is requested or commence any Action in connection with such Party’s efforts pursuant to this Section 2.5(a)(i); provided, further, that neither the Company nor, prior to the Closing, SpinCo shall agree to any amendment, modification or other concession, in each case, that adversely affects any member of the SpinCo Group in any non-de minimis respect (other than any impact that is fully reimbursed or borne by the Company), in each case, in connection with obtaining such releases, without the prior written consent of RMT Partner (which shall not be unreasonably withheld, conditioned or delayed). The Company shall be solely responsible for any and all out-of-pocket costs and expenses (including consent fees) incurred by the Company or any member of the Company Group (and any out-of-pocket costs and expenses incurred by SpinCo or any member of the SpinCo Group prior to the Distribution Time) in connection with its efforts pursuant to this Section 2.5(a)(i).

(ii) If a Party is unable to obtain, or to cause to be obtained, any such required consent, substitution, approval, amendment or release prior to the Distribution Time and the applicable member of the Company Group continues to be bound by such agreement, lease, license or other obligation or Liability as of the Distribution Time (each, an “Unreleased SpinCo Liability”), SpinCo shall, to the extent not prohibited by applicable Law, (A) use its commercially reasonable efforts to effect such consent, substitution, approval, amendment or release as soon as practicable following the Distribution Time for twenty-four (24) months following the Distribution Time, and (B) as indemnitor, guarantor, agent or subcontractor for such member of the Company Group, as the case may be, (x) pay, perform and discharge fully all the obligations or other Liabilities of such member of the Company Group that constitute Unreleased SpinCo Liabilities from and after the Distribution Time and (y) use its commercially reasonable efforts to effect such payment, performance or discharge prior to any demand for such payment, performance or discharge is permitted to be made by the obligee thereunder on any member of the Company Group. If and when any such consent, substitution, approval, amendment or release shall be obtained or the Unreleased SpinCo Liabilities shall otherwise become assignable or able to be novated, the Company shall promptly assign, or cause to be assigned, and SpinCo or the applicable SpinCo Group member shall assume, such Unreleased SpinCo Liabilities without exchange of further consideration.

(b) Novation of Company Liabilities.

(i) Each of the Company, on the one hand, and SpinCo or RMT Partner, on the other hand, at the request of the other, shall use its commercially reasonable efforts to obtain, or to cause to be obtained, as soon as reasonably practicable, any consent, substitution, approval or amendment required to novate or assign all Company Liabilities and obtain in writing the unconditional release of each member of the SpinCo Group that is a party to any such arrangements, so that, in any such case, the members of the Company Group shall be solely responsible for such Company Liabilities; provided, however, that, except as otherwise expressly provided in this Agreement, the Merger Agreement or any of the other Transaction Documents, no Party shall be obligated to contribute any capital or pay any non-de minimis consideration in any form (including providing any letter of credit, guaranty or other financial accommodation to any Third Party from whom any such consent, substitution, approval, amendment or release is requested or commence any Action in connection with its efforts pursuant to this Section 2.5(b)(i)); provided, further, that neither RMT Partner nor, following the Closing, SpinCo shall agree to any amendment, modification or other concession, in each case, that adversely affects any member of the Company Group in any non-de minimis respect (other than any impact that is fully reimbursed or borne by RMT Partner), in each case, in connection with obtaining such releases, without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed); provided, further, that in no event shall RMT Partner be required to obtain any consent, substitution, approval or amendment required to novate or assign Company Liabilities relating to, arising out of or resulting from indebtedness for borrowed money, whether current, short-term or long-term, secured or unsecured. The Company shall be solely responsible for any and all out-of-pocket costs and expenses (including consent fees) incurred by the Company or any member of the Company Group (and any out-of-pocket costs and expenses incurred by SpinCo or any member of the SpinCo Group prior to the Distribution Time) in connection with its efforts pursuant to this Section 2.5(b)(i).

(ii) If a Party is unable to obtain, or to cause to be obtained, any such required consent, substitution, approval, amendment or release prior to the Distribution Time and the applicable member of the SpinCo Group continues to be bound by such agreement, lease, license or other obligation or Liability as of the Distribution Time (each, an “Unreleased Company Liability”), the Company shall, to the extent not prohibited by applicable Law, (A) use its commercially reasonable efforts to effect such consent, substitution, approval, amendment or release as soon as practicable following the Distribution Time for twenty four (24) months following the Distribution Time, and (B) as indemnitor, guarantor, agent or subcontractor for such member of the SpinCo Group, as the case may be, (x) pay, perform and discharge fully all the obligations or other Liabilities of such member of the SpinCo Group that constitute Unreleased Company Liabilities from and after the Distribution Time and (y) use its commercially reasonable efforts to effect such payment, performance or discharge prior to any demand for such payment, performance or discharge is permitted to be made by the obligee thereunder on any member of the SpinCo Group. If and when any such consent, substitution, approval, amendment or release shall be obtained or the Unreleased Company Liabilities shall otherwise become assignable or able to be novated, SpinCo shall promptly assign, or cause to be assigned, and the Company or the applicable Company Group member shall assume, such Unreleased Company Liabilities without exchange of further consideration.

2.6 Release of Support Obligations.

(a) On or prior to the Distribution Date or as soon as practicable thereafter:

(i) Each of RMT Partner, SpinCo and the Company shall, and shall cause its respective Subsidiaries to, cooperate regarding, and RMT Partner shall use commercially reasonable efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to the Company, valid and binding written unconditional releases of the Company and any other member of the Company Group, as applicable, from any SpinCo Liability, whether arising before, on or after the Closing Date, under any Company Support Obligation in effect immediately prior to the Distribution Time, which release shall be effective as of the Distribution Time, including by providing, as reasonably determined by RMT Partner, substitute guarantees, furnishing letters of credit, instituting escrow arrangements, posting surety or performance bonds or making other arrangements as the counterparty may reasonably request, in each case, to the extent not prohibited by applicable Law. During the Interim Period, RMT Partner shall coordinate with SpinCo and the Company with respect to their joint initial contact with such beneficiaries, afford the Company a reasonable opportunity to participate in discussions with such beneficiaries prior to engaging therein, and keep the Company reasonably informed of any discussions with such beneficiaries in which the Company does not participate.

(ii) Each of RMT Partner, SpinCo and the Company shall, and shall cause its respective Subsidiaries to, cooperate regarding, and the Company shall use commercially reasonable efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to RMT Partner, valid and binding written unconditional releases of SpinCo and any other member of the SpinCo Group, as applicable, from any Company Liability, whether arising before, on or after the Closing Date, under any SpinCo Support Obligation in effect immediately prior to the Distribution Time, which release shall be effective as of the Distribution Time, including by providing, as reasonably determined by the Company, substitute guarantees, furnishing letters of credit, instituting escrow arrangements, posting surety or performance bonds or making other arrangements as the counterparty may reasonably request, in each case, to the extent not prohibited by applicable Law. During the Interim Period, the Company shall coordinate with SpinCo and RMT Partner with respect to their joint initial contact with such beneficiaries, afford RMT Partner a reasonable opportunity to participate in discussions with such beneficiaries prior to engaging therein, and keep RMT Partner reasonably informed of any discussions with such beneficiaries in which RMT Partner does not participate.

(b) Without limiting RMT Partner’s or SpinCo’s obligations under Section 2.6(a), if any Company Support Obligation has not been released as of the Effective Time, then, from and after the Effective Time, (i) RMT Partner shall indemnify and hold harmless the Company and its applicable Affiliates for any Liabilities arising from or relating to such Company Support Obligation (other than any Company Liabilities), including any fees in connection with the issuance and maintenance of any letters of credit, and (ii) RMT Partner shall not permit any members of the SpinCo Group to (A) renew or extend the term of, (B) increase its obligations under, (C) transfer to another third party or (D) amend in any manner any loan, Contract or other obligation if, as a result thereof, the Company or any of its applicable Affiliates would become liable under such Company Support Obligation, in each case, without the prior written consent of the Company, unless all obligations of the Company and its Subsidiaries with respect thereto are concurrently terminated (with no incremental obligations or liabilities) by documentation reasonably satisfactory in form and substance to the Company. To the extent that the Company or any of its applicable Affiliates has performance obligations under any Company Support Obligation after the Effective Time, from and after the Effective Time, RMT Partner shall (x) perform (or cause the members of the SpinCo Group to perform) such obligations on behalf of the Company and such Affiliates or (y) otherwise take such action as reasonably requested by the Company and such Affiliates so as to put the Company and such Affiliates in the same position as if RMT Partner, and not the Company, had performed or were performing such obligations.

(c) Without limiting the Company’s obligations under Section 2.6(a), if any SpinCo Support Obligation has not been released as of the Effective Time, then, from and after the Effective Time, (i) the Company shall indemnify and hold harmless SpinCo and its applicable Affiliates for any Liabilities arising from or relating to such SpinCo Support Obligation (other than any SpinCo Liabilities), including any fees in connection with the issuance and maintenance of any letters of credit, and (ii) the Company shall not permit any members of the Company Group to (A) renew or extend the term of, (B) increase its obligations under, (C) transfer to another third party or (D) amend in any manner any loan, Contract or other obligation if, as a result thereof, SpinCo and its applicable Affiliates would become liable under such SpinCo Support Obligation, in each case, without the prior written consent of RMT Partner, unless all obligations of SpinCo and its Subsidiaries with respect thereto are concurrently terminated (with no incremental obligations or liabilities) by documentation reasonably satisfactory in form and substance to RMT Partner. To the extent that SpinCo or any of its applicable Affiliates has performance obligations under any SpinCo Support Obligation after the Effective Time, from and after the Effective Time, the Company shall (x) perform (or cause the members of the Company Group to perform) such obligations on behalf of SpinCo and such Affiliates or (y) otherwise take such action as reasonably requested by SpinCo and such Affiliates so as to put SpinCo and such Affiliates in the same position as if the Company, and not SpinCo or any member of the SpinCo Group, had performed or were performing such obligations.

(d) Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that at any time on or after the Closing Date, (i) the Company may, in consultation in good faith with RMT Partner, take any action to terminate, obtain release of or otherwise limit its liability under any and all outstanding Company Support Obligations (provided that such action would not result in any non-de minimis Liability for RMT Partner and its Subsidiaries, other than any Liability that is fully reimbursed or borne by the Company), (ii) neither the Company nor any of its applicable Affiliates will have any obligation to renew any guarantees, letters of credit, comfort letters, bonds, sureties and other credit support or assurances issued on behalf of any member of the SpinCo Group or the SpinCo Business after the expiration thereof, (iii) SpinCo and/or RMT Partner may, in consultation in good faith with the Company, take any action to terminate, obtain release of or otherwise limit the liability of SpinCo or any member of the SpinCo Group under any and all outstanding SpinCo Support Obligations (provided that such action would not result in any non-de minimis Liability for the Company or any of its Subsidiaries, other than any Liability that is fully reimbursed or borne by RMT Partner or SpinCo) and (iv) none of SpinCo or RMT Partner nor any of their respective applicable Affiliates will have any obligation to renew any guarantees, letters of credit, comfort letters, bonds, sureties and other credit support or assurances issued on behalf of any member of the Company Group or the Company Business after the expiration thereof.

2.7 Wrong Pockets; Mail and Other Communications; Payments.

(a) Subject to Section 2.4, after the Distribution Time, if either SpinCo or RMT Partner, on the one hand, or the Company, on the other hand, or any of their respective Group members becomes aware that any of the SpinCo Assets have not been transferred, assigned or conveyed to SpinCo or any member of its Group or that any of the Company Assets have not been retained by or transferred, assigned or conveyed to the Company or any member of its Group (other than the Transferred Entities), it will promptly notify the other Party and the Parties will cooperate in good faith to as promptly as reasonably practicable transfer the relevant asset to the appropriate Party at the expense of the Party who would have been responsible for the related expenses if such asset had been transferred at the Distribution Time.

(b) After the Distribution Time, each of the Company, SpinCo and the members of their respective Groups may receive mail, packages, facsimiles, e-mail and other communications properly belonging to the other (or the other’s respective Group). Accordingly, each of the Company and SpinCo and the members of their respective Groups authorizes the Company and the other members of the Company Group, on the one hand, or SpinCo and the other members of the SpinCo Group, on the other hand, as the case may be, to receive and, if not unambiguously intended for such other Party (or any member of its Group) or any of such other Party’s (or any member of its Group’s) officers or directors, open (acting solely as agent for the other Party), all mail, packages, facsimiles, e-mail and other communications received by it, and to retain the same to the extent that they relate to the business of the receiving Party or, to the extent that they do not relate to the business of the receiving Party, the receiving Party shall promptly deliver such mail, packages, facsimiles, e-mail or other communications (or, in case the same relate to both businesses, copies thereof) to the other Party. The provisions of this Section 2.7 are not intended to, and shall not be deemed to, constitute an authorization by any of the Company, SpinCo or the members of their respective Groups to (i) permit the other to accept service of process on its behalf and neither party is or shall be deemed to be the agent of the other for service of process purposes or (ii) waive any rights or privileges in respect of any such mail, package, facsimile, e-mail or other communication or the information contained therein.

(c) The Company shall, or shall cause its applicable Subsidiary to, promptly pay or deliver to SpinCo (or a designated member of its Group) any monies or checks that have been sent to or that are received by the Company or any member of its Group after the Distribution Time, including by or from any customers, suppliers or other commercial counterparties of the SpinCo Business or the SpinCo Group, to the extent that they constitute SpinCo Assets.

(d) SpinCo shall, or shall cause the applicable member of its Group to, promptly pay or deliver to the Company (or a designated member of its Group) any monies or checks that have been sent to SpinCo or any member of its Group (including the SpinCo Business and the SpinCo Group) after the Distribution Time to the extent that they constitute a Company Asset and are the property of the Company or a member of the Company Group hereunder.

2.8 Termination of Agreements.

(a) Except as set forth in Section 2.8(b), in furtherance of the releases and other provisions of Section 4.1, SpinCo and each member of the SpinCo Group, on the one hand, and the Company and each member of the Company Group, on the other hand, hereby terminate any and all agreements, arrangements, commitments or understandings, whether or not in writing, without any further liability to the Company, SpinCo or any members of its respective Groups, between or among SpinCo and/or any member of the SpinCo Group, on the one hand, and the Company and/or any member of the Company Group, on the other hand, effective as of the Distribution Time and in accordance with applicable Law. No such terminated agreement, arrangement, commitment or understanding (including any provision thereof which purports to survive termination) shall be of any further force or effect after the Distribution Time, and neither the Company, SpinCo nor any member of their respective Groups shall have any liability thereunder after the Distribution Time. Each Party shall, at the reasonable request of the other Party, take, or cause to be taken, such other actions as may be necessary to effect the foregoing.

(b) The provisions of Section 2.8(a) shall not apply to any of the following agreements, arrangements, commitments or understandings (or to any of the provisions thereof): (i) this Agreement, the Merger Agreement and the other Transaction Documents (and each other agreement or instrument expressly contemplated by this Agreement, the Merger Agreement or any other Transaction Documents to be entered into by any of the Parties or any of the members of their respective Groups or to be continued from and after the Distribution Time); (ii) any agreements, arrangements, commitments or understandings to which any Third Party is a party; (iii) any intercompany accounts payable or accounts receivable accrued as of the Distribution Time that are reflected in the books and records of the Parties or otherwise documented in writing in accordance with past practices, which shall be settled in the manner contemplated by Section 2.8(c); (iv) any agreements, arrangements, commitments or understandings to which any non-wholly owned Subsidiary of the Company or SpinCo, as the case may be, is a party (it being understood that directors’ qualifying shares or similar interests will be disregarded for purposes of determining whether a Subsidiary is wholly owned); and (v) any Shared Contracts.

(c) All of the intercompany accounts receivable and accounts payable between any member of the Company Group, on the one hand, and any member of the SpinCo Group, on the other hand, outstanding as of immediately prior to the Distribution Time shall be repaid, settled or otherwise eliminated in full, without any further liability thereunder to either party thereto, by means of cash payments, a dividend, capital contribution, a combination of the foregoing, or otherwise as determined by the Company in its reasonable discretion prior to the Distribution; provided that the Company shall not repay, settle or otherwise eliminate any such intercompany accounts in a manner that results in an adverse effect to any member of the SpinCo Group or that exposes RMT Partner or any member of the SpinCo Group to further Liability (unless the cost of such effect or Liability is fully reimbursed to the SpinCo Group or otherwise fully borne by the Company Group), without the prior written consent of RMT Partner (which consent shall not be unreasonably withheld, conditioned or delayed). Each Party shall, at the reasonable request of any other Party, take, or cause to be taken, such other actions as may be reasonably necessary to acknowledge the foregoing.

2.9 Treatment of Shared Contracts.

(a) Subject to applicable Law and without limiting the generality of the obligations set forth in Section 2.1, unless the Parties otherwise agree or the benefits of any Contract described in this Section 2.9 are expressly conveyed to the applicable Party pursuant to this Agreement, the Merger Agreement or any other Transaction Document, any Contract, a portion of which is a SpinCo Contract, but the remainder of which is a Company Asset (any such Contract, a “Shared Contract”), shall be assigned in relevant part to the applicable member(s) of the applicable Group, if so assignable, or appropriately amended prior to, on or after the Distribution Time, so that each Party or the member of its Group shall, as of the Distribution

Time, be entitled to the rights and benefits, and shall assume the related portion of any Liabilities, inuring to the SpinCo Business or the Company Business, as applicable; provided, however, that (i) in no event shall any member of any Group be required to assign (or amend) any Shared Contract in its entirety or to assign a portion of any Shared Contract which is not assignable (or cannot be amended) by its terms (including any terms imposing consents or conditions on an assignment where such consents or conditions have not been obtained or fulfilled) and (ii) if any Shared Contract cannot be so partially assigned by its terms or otherwise, or cannot be amended or if such assignment or amendment would impair the benefit the parties thereto derive from such Shared Contract, then the Parties shall, and shall cause each of the members of their respective Groups to, take such other reasonable and permissible actions (including by subcontracting, sublicensing, subleasing or back-to-back agreement or by providing prompt notice to the other Party with respect to any relevant claim of Liability or other relevant matters arising in connection with a Shared Contract so as to allow such other Party the ability to exercise any applicable rights under such Shared Contract) to cause a member of the SpinCo Group or the Company Group, as the case may be, to receive the rights and benefits of that portion of each Shared Contract that relates to the SpinCo Business or the Company Business, as the case may be (in each case, to the extent so related), as if such Shared Contract had been assigned to a member of the applicable Group (or amended to allow a member of the applicable Group to exercise applicable rights under such Shared Contract) pursuant to this Section 2.9, and to bear the burden of the corresponding Liabilities (including any Liabilities that may arise by reason of such arrangement), as if such Liabilities had been assumed by a member of the applicable Group pursuant to this Section 2.9. Each of the Company and SpinCo shall, and shall cause the members of their respective Groups to, use its commercially reasonable efforts to complete the assignment or amendment of all Shared Contracts pursuant to this Section 2.9 prior to the Distribution Time.

(b) Except to the extent otherwise required by applicable Law (including pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign law)), each of the Company and SpinCo shall, and shall cause the members of its Group to, (i) treat for all Tax purposes the portion of each Shared Contract inuring to its respective businesses as an Asset owned by, and/or a Liability of, as applicable, such Party, or the members of its Group, as applicable, not later than the Distribution Time, and (ii) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment.

(c) Nothing in this Section 2.9 shall require any member of any Group to (and (i) neither the Company nor any member of the Company Group nor, prior to the Distribution Time, SpinCo nor any member of the SpinCo Group shall, without the prior written consent of RMT Partner and (ii) neither RMT Partner nor any member of the RMT Partner Group shall, without the prior written consent of the Company) make any non-de minimis payment (except to the extent advanced, assumed or agreed in advance to be reimbursed by any member of the other Group), incur any non-de minimis obligation or grant any non-de minimis concession for the benefit of any member of the other Group in order to effect any transaction contemplated by this Section 2.9.

2.10 Treatment of Shared Services. The Company, SpinCo and RMT Partner acknowledge and agree that (a) the SpinCo Business currently receives from the Company and the members of the Company Group certain Shared Services, (b) except as expressly provided in any Transaction Document or the Merger Agreement, all Shared Services shall cease at the Distribution Time, and all agreements and arrangements (whether or not in writing) in respect thereof shall terminate as of the Distribution Time without further liability to RMT Partner or any member of the SpinCo Group, and (c) from and after the Distribution Time, SpinCo and RMT Partner (and their Affiliates) shall have no rights or Liabilities under any Shared Contracts that are not SpinCo Contracts, except to the extent set forth and in accordance with the terms and conditions of any Transaction Document or the Merger Agreement.

2.11 Certain Adjustments.

(a) Certain Definitions.

(i) “Estimated Net Working Capital Adjustment” shall mean (A) if the Estimated Net Working Capital exceeds one hundred and five percent (105%) of the Target Net Working Capital, then a positive amount equal to the amount by which such Estimated Net Working Capital exceeds one hundred and five percent (105%) of the Target Net Working Capital; (B) if the Estimated Net Working Capital is equal to or less than one hundred and five percent (105%) of the Target Net Working Capital and equal to or greater than ninety-five percent (95%) of the Target Net Working Capital, then an amount equal to zero; and (C) if the Estimated Net Working Capital is less than ninety-five percent (95%) of the Target Net Working Capital, then a negative amount equal to the amount by which ninety-five percent (95%) of the Target Net Working Capital exceeds the Estimated Net Working Capital.

(ii) “Estimated SpinCo Expense Reimbursement” shall mean the SpinCo Expense Reimbursement as estimated by the Company in good faith prior to the Closing.

(iii) “Final Net Working Capital Adjustment” shall mean (A) if the Final Net Working Capital exceeds one hundred and five percent (105%) of the Target Net Working Capital, then a positive amount equal to the amount by which such Final Net Working Capital exceeds one hundred and five percent (105%) of the Target Net Working Capital; (B) if the Final Net Working Capital is equal to or less than one hundred and five percent (105%) of the Target Net Working Capital and equal to or greater than ninety-five percent (95%) of the Target Net Working Capital, then an amount equal to zero; and (C) if the Final Net Working Capital is less than ninety-five percent (95%) of the Target Net Working Capital, then a negative amount equal to the amount by which ninety-five percent (95%) of the Target Net Working Capital exceeds the Final Net Working Capital.

(iv) “Net Working Capital” shall mean as of immediately prior to the Distribution (the “Cut-Off Time”) an amount (which may be a positive or negative number) equal to (i) the current assets of the SpinCo Business, minus (ii) the current liabilities of the SpinCo Business, in each case, which are included in the line item categories specifically identified in the illustrative calculation set forth on Exhibit A, but excluding (A) any deferred Tax assets, deferred Tax liabilities, income Tax assets, and income Tax liabilities, (B) all receivables and payables between any Transferred Entity and another Transferred Entity, (C) amounts outstanding pursuant to intercompany accounts, arrangements, understandings or Contracts to be settled or eliminated in connection with the Closing pursuant to Section 2.8, (D) the SpinCo Financing and/or the Permanent SpinCo Financing and any proceeds thereof, (E) the SpinCo Expense Reimbursement (including the Reimbursement Obligations), and (F) the Company Assets and the Company Liabilities. The Net Working Capital will be determined in accordance with the Accounting Principles.

(v) “SpinCo Cash” shall mean the aggregate amount of cash and cash equivalents of SpinCo and the other members of the SpinCo Group as of the Cut-Off Time (other than any cash paid to SpinCo by the Company in respect of the Cash Transfer and, if applicable, any cash equal to the Excess Borrowed Proceeds); provided that SpinCo Cash (A) will be increased by all deposits in transit that have not yet cleared, other than wire transfers and drafts deposited but not cleared, in each case for the benefit of SpinCo and the other members of the SpinCo Group, (B) will be reduced by (1) all outstanding and uncleared checks, wire transfers and drafts of SpinCo and the other members of the SpinCo Group, (2) any Excess Cash, (3) any Restricted Cash and (4) any Excluded Cash received by any member of the Company Group or any member of the SpinCo Group prior to the Cut-Off Time, and (C) will be determined in accordance with GAAP.

(vi) “SpinCo Indebtedness” shall mean, without duplication, in each case calculated in accordance with the Accounting Principles, the aggregate amount outstanding with respect to any of the following of any member of the SpinCo Group as of the Cut-Off Time: (a) obligations for borrowed money or in respect of loans or advances (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection therewith); (b) obligations evidenced by bonds, debentures, notes, or debt securities; (c) obligations under drawn letters of credit, bankers’ acceptances, sureties and similar instruments issued for the account of such Person; (d) all Liabilities arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates, to the extent such arrangements are required to be unwound or terminated, in accordance with their terms, as a result of the consummation of the Distribution or Merger, calculated, as of the Cut-Off Time, as the amount of any payments that would be required to be paid by such Person to the counterparty banks in the event of an early unwind or early termination of such arrangements at the Cut-Off Time less any amount payable to such Person in connection to such unwind or termination; (e) the amount of any deferred purchase price Liabilities related to past acquisitions for equity, property, assets, goods or services (including holdback amounts or similar items including any contingent obligations to pay a deferred purchase price (including contingent earn-outs but excluding any indemnification or similar non-purchase price obligations) and similar performance-based payment obligations) (it being understood that any Liability set forth on Schedule 2.3(b)(iv) shall not be part of this clause (e)); (f) obligations as lessee that would be required under GAAP to be recorded as capital or finance leases on a balance sheet as of the Cut-Off Time; (g) the SpinCo Employee Deferred Compensation Liabilities and the SpinCo Director Deferred Compensation Liabilities (each, as defined in the Employee Matters Agreement); (h) all unfunded or underfunded liabilities under any defined benefit pension, gratuity, seniority premium, termination indemnity, provident fund, retirement indemnity, statutory severance, or retiree welfare plans or arrangements that are transferred to or assumed by any member of the SpinCo Group; (i) all retention or transaction bonus agreements or other payments pursuant to the programs set forth on Schedule 2.11(a)(vi) that are or become payable by the SpinCo Group after the Distribution Time, together with the employer portion of any Taxes payable by any member of the SpinCo Group with respect thereto and calculated as if all such amounts were paid on the Closing Date (excluding any liabilities or obligations arising (i) in connection with any arrangements entered into at the direction of RMT Partner or any member of the RMT Partner Group or (ii) as a result of both the Reorganization, Distribution or Merger and a termination of employment or continued service following the consummation of the Reorganization, Distribution or Merger); (j) all outstanding and unpaid bonus, severance, ordinary course retention (which does not include the Interim Period Retention Awards or the Post-Closing Retention Awards (each as defined in Section 7.1(b)(viii) of the SpinCo Disclosure Schedule to the Merger Agreement)), commission or incentive compensation (but not equity compensation) obligations that are or will become payable by the SpinCo Group to any current or former employee, officer, director or other individual service provider of the Company Group (solely to the extent relating to the SpinCo Business) or the SpinCo Group, together with the employer portion of any Taxes payable with respect thereto and calculated as if all such amounts were paid on the Closing Date; (k) long-term workers’ compensation claim reserves (whether or not reflected as a liability on the financial statements of the SpinCo Group) for claims related to injuries first occurring prior to the Distribution Date that are transferred to or assumed by any member of the SpinCo Group; (l) fifty percent (50%) of all long-term deferred revenue associated with service Contracts that are SpinCo Contracts; and (m) guaranties of any obligations of the types described in the preceding clauses (a) through (l), inclusive, of any other Person; in each case, excluding (I) indebtedness incurred pursuant to the SpinCo Financing and/or Permanent SpinCo Financing, (II) any amounts otherwise accounted for in the Net Working Capital or the SpinCo Expense Reimbursement, (III) any Tax assets and Tax liabilities, (IV) any lease obligations that are treated as operating leases under GAAP for purposes of the statement of operations but capitalized on the balance sheet under ASC 842 and (V) any obligations owing between or among members of the SpinCo Group.

(vii) “Target Net Working Capital” shall mean $731,000,000.

(b) No later than five (5) Business Days prior to the Closing Date, the Company shall prepare and deliver to SpinCo and RMT Partner a written report (the “Initial Adjustment Statement”) setting forth in reasonable detail the Company’s good faith estimate of (i) the Net Working Capital as of the Cut-Off Time (such estimate, the “Estimated Net Working Capital”), (ii) the SpinCo Indebtedness as of the Cut-Off Time (such estimate, the “Estimated SpinCo Indebtedness”), (iii) the Estimated SpinCo Expense Reimbursement, and (iv) the Cash Transfer Amount, in each case of clauses (i)-(iv), based on the Company’s books and records and other information available to the Company at the Closing, together with reasonable supporting detail and prepared in conformity with the requirements of this Agreement. Following the delivery of the Initial Adjustment Statement, but prior to the Closing, RMT Partner shall have the right (but not the obligation) to review the Initial Adjustment Statement, and the Company shall reasonably cooperate with RMT Partner in connection with its review of the Initial Adjustment Statement, including by providing information reasonably necessary or useful in connection with RMT Partner’s review of the Initial Adjustment Statement as reasonably requested by RMT Partner and shall consider any comments to the Initial Adjustment Statement proposed by RMT Partner in good faith. The Company and RMT Partner will attempt to resolve in good faith any differences that they may have with respect to the computation of any of the items in the Initial Adjustment Statement; provided that, if the Company and RMT Partner are unable to resolve such differences prior to the Closing, the amounts of the Estimated Net Working Capital, Estimated SpinCo Indebtedness, Estimated SpinCo Expense Reimbursement and the Cash Transfer Amount as reflected in the Initial Adjustment Statement shall be used for purposes of calculating the Cash Transfer Amount to be paid on the Closing Date.

(c) Within one hundred and twenty (120) days following the Closing Date, RMT Partner shall deliver to the Company a statement (the “Preliminary Adjustment Statement”) setting forth in reasonable detail RMT Partner’s good faith calculation of (i) the Net Working Capital as of the Cut-Off Time, (ii) SpinCo Cash as of the Cut-Off Time, (iii) SpinCo Indebtedness as of the Cut-Off Time, (iv) the SpinCo Expense Reimbursement and (v) the Cash Transfer Amount, together, in the case of clauses (i)-(v), with reasonable supporting detail and prepared in conformity with the requirements of this Agreement.

(d) If the Company disagrees with the calculations set forth in the Preliminary Adjustment Statement, the Company will deliver to RMT Partner, within sixty (60) days after receipt by the Company of the Preliminary Adjustment Statement (the “Review Period”) a written statement describing each objection thereto and the Company’s proposed adjustments, including reasonable detail of each item or amount in dispute, the basis for such dispute and the supporting documentation, schedules and calculation (the “Notice of Disagreement”) (and the Company will be deemed to have accepted the values assigned by the Preliminary Adjustment Statement to any individual item or amount not specifically identified in such Notice of Disagreement). If the Company does not deliver a Notice of Disagreement within the Review Period, the Company will be deemed to have accepted the Preliminary Adjustment Statement, which will be the “Final Adjustment Statement” for purposes of the payment (if any) contemplated by Section 2.11(j).

(e) If the Company delivers to RMT Partner a Notice of Disagreement during the Review Period, the Company and RMT Partner will attempt to resolve in good faith the matters contained in the Notice of Disagreement within thirty (30) days after RMT Partner’s receipt of the Notice of Disagreement (the “Resolution Period”). Rule 408 of the Federal Rules of Evidence shall apply to each of the Company and RMT Partner during any discussions or negotiations during the Resolution Period, and any subsequent dispute arising therefrom. If the Company and RMT Partner reach a written resolution with respect to all such matters (if any) on or before the final day of the Resolution Period, the Preliminary Adjustment Statement, as modified by such resolution, will be the “Final Adjustment Statement” for purposes of the payment (if any) contemplated by Section 2.11(j). If such a resolution is not reached during the

Resolution Period, the Company and RMT Partner will promptly (no later than five (5) Business Days after the final day of the Resolution Period) (i) retain a nationally recognized independent certified public accounting firm in the United States mutually acceptable to the Company and RMT Partner or (ii) if the Company and RMT Partner are unable to agree on a firm within ten (10) days after the end of the Resolution Period, then, within an additional five (5) days, the Company and RMT Partner shall each select one such firm and those two firms shall, within five (5) days after their selection, select a third such firm (the firm selected in accordance with clause (i) or the third firm selected in accordance with clause (ii), as applicable, the “Independent Accounting Firm”). The Company and RMT Partner will enter into a customary engagement letter with the Independent Accounting Firm promptly after such selection and submit any unresolved objections covered by the Notice of Disagreement (the “Disputed Items”) to the Independent Accounting Firm for resolution in accordance with this Section 2.11(e), together with a copy of this Agreement and the Preliminary Adjustment Statement, promptly after entering into such engagement letter (but in any event, no later than ten (10) days after entering into such engagement letter); provided, that the Company and RMT Partner cannot assign a value to any Disputed Item that is more favorable to such Party than what such Party included in the Notice of Disagreement or the Preliminary Adjustment Statement, respectively. The Independent Accounting Firm shall act as an expert and not as an arbitrator. In no event shall the Company or RMT Partner (or SpinCo) communicate (or permit any of the members of its respective Group or Representatives to communicate) with the Independent Accounting Firm without providing the other Party(ies) a reasonable opportunity to participate in such communication. The Company and RMT Partner will instruct the Independent Accounting Firm to (A) within thirty (30) days after submission of the Disputed Items, make a final determination with respect to each of the Disputed Items (and only the Disputed Items) that is (1) consistent with the terms of this Agreement and (2) within the range of the respective positions taken by each of the Company and RMT Partner and (3) based solely on written submissions of the Company and RMT Partner (i.e., not on the basis of an independent review), a copy of which shall simultaneously be provided to the other Party(ies), and in accordance with procedures agreed to by the Parties and the Independent Accounting Firm and (B) prepare and deliver to the Company and RMT Partner a written statement setting forth its final determination (and a reasonably detailed description of the basis therefor) with respect to each Disputed Item (the “Independent Accounting Firm’s Report”). The scope of the disputes to be resolved by the Independent Accounting Firm shall be limited to correcting mathematical errors and determining whether the Disputed Items were determined in accordance with the Accounting Principles, this Section 2.11 and Exhibit A, and the Independent Accounting Firm shall not be permitted to make any other determination, including as to whether Target Net Working Capital is correct. The Independent Accounting Firm’s determination with respect to each Disputed Item as reflected in the Independent Accounting Firm’s Report will be final, conclusive and binding absent fraud or manifest error. The Preliminary Adjustment Statement, as modified by any changes thereto in accordance with any adjustments agreed in writing between the Company and RMT Partner during the Resolution Period and the Independent Accounting Firm’s Report, will be the “Final Adjustment Statement” for purposes of the payment (if any) contemplated by Section 2.11(i). With respect to any “estimated” item, such item shall be “final” pursuant to this Section 2.11 for purposes of calculating the Final Cash Transfer Amount whether by failure of the Company to deliver an objection to the Preliminary Adjustment Statement, by mutual agreement between the Company and RMT Partner or by determination of the Independent Accounting Firm.

(f) Each of the Company and SpinCo will (A) pay its own respective costs and expenses incurred in connection with this Section 2.11 and (B) be responsible for the fees and expenses of the Independent Accounting Firm in connection with this Section 2.11 on a pro rata basis based upon the inverse of the degree to which the Independent Accounting Firm has accepted the respective positions of the Company and SpinCo (which will be determined by the Independent Accounting Firm and set forth in the Independent Accounting Firm’s Report). For example, if the Independent Accounting Firm determines that it accepted seventy percent (70%) of the position of the Company, the Company will pay thirty percent (30%) of the fees and expenses of the Independent Accounting Firm and SpinCo will pay the remaining seventy percent (70%) of such fees and expenses.

(g) In connection with the matters set forth in this Section 2.11, during the Review Period and Resolution Period, if applicable, each Party and its Representatives shall, subject to execution of customary access letters (if applicable), be provided access to all relevant work papers, schedules and other supporting documents prepared by the other Party or Parties, as applicable, the members of their respective Groups or their respective Representatives and used in connection with the calculation of Net Working Capital, SpinCo Cash, SpinCo Indebtedness and the SpinCo Expense Reimbursement and access, during normal business hours and upon reasonable notice and in a manner that does not adversely interfere with the conduct of such other Party’s business, any other information in such other Party’s possession which a Party reasonably requests, and each Party shall, and shall cause its Representatives to, cooperate reasonably with the requesting Party or Parties and its or their Representatives in connection therewith; provided, that in the event that the Party to whom the request has been made determines that any such provision of information could be detrimental to the Party providing the information, violate any Law or agreement, waive any legal privilege available under applicable Law, including any attorney-client privilege, attorney work product privilege, and confidentiality privileges applying to federally authorized tax practitioners under Section 7525 of the Code (or any similar provision of state, local, foreign or other tax law), or breach any duty of confidentiality owed to any Person, then the Parties shall use commercially reasonable efforts to permit compliance with such obligations to the extent and in a manner that avoids any such harm or consequence.

(h) The Company and RMT Partner agree that the procedures set forth in this Section 2.11 for resolving disputes with respect to the Preliminary Adjustment Statement shall be the sole and exclusive method for resolving any such disputes; provided that this provision shall not prohibit any party from instituting litigation to enforce this Section 2.11 including any decision pursuant to the terms hereof by the Independent Accounting Firm in any court of competent jurisdiction. The substance of the Independent Accounting Firm’s determination shall not be subject to review or appeal, absent a showing of fraud or manifest error. It is the intent of the Parties to have any determination of Disputed Items by the Independent Accounting Firm proceed in an expeditious manner; provided, however, that any deadline or time period contained herein may be extended or modified by agreement of the Parties, and the Parties agree that the failure of the Independent Accounting Firm to strictly conform to any deadline or time period contained herein shall not be a basis for seeking to overturn any determination rendered by the Independent Accounting Firm.

(i) The Net Working Capital set forth in the Final Adjustment Statement is referred to herein as the “Final Net Working Capital.”

(j) Within five (5) Business Days after the determination of the Final Cash Transfer Amount pursuant to Section 2.11(e), (i) if the Final Cash Transfer Amount exceeds the Cash Transfer Amount, SpinCo will pay to the Company the amount of such excess, by wire transfer of immediately available funds to one (1) or more accounts designated in writing by the Company or (ii) if the Cash Transfer Amount exceeds the Final Cash Transfer Amount, the Company will pay to SpinCo the amount of such excess, by wire transfer of immediately available funds to one (1) or more accounts designated in writing by SpinCo. Any payment pursuant to this Section 2.11(j) shall be treated as an adjustment to the Cash Transfer for all U.S. federal (and applicable state, local and foreign) income tax purposes.

(k) For the avoidance of doubt, the Net Working Capital of SpinCo, Final SpinCo Cash, Final SpinCo Indebtedness and the SpinCo Expense Reimbursement shall all be calculated for the purposes of this Section 2.11 and in the calculation of the Cash Transfer Amount and Final Cash Transfer Amount as of immediately prior to the Distribution and shall (i) be based exclusively on the facts and circumstances as they exist as of or immediately prior to the Distribution Time and (ii) entirely disregard (x) any and all effects on SpinCo and its Subsidiaries (including the assets and liabilities of SpinCo and its Subsidiaries) as a result of the transactions contemplated by this Agreement and the Merger Agreement (for the avoidance of doubt, other than with respect to the calculation of the SpinCo Expense Reimbursement) or of any financing or refinancing arrangements entered into at any time by RMT Partner or any other transaction entered into by RMT Partner in connection with the consummation of the transactions contemplated by this Agreement and the Merger Agreement and (y) any of the plans, transactions, fundings, payments or changes which RMT Partner initiates or makes or causes to be initiated or made on or after the Closing with respect to SpinCo and its Subsidiaries or their business or assets, or any facts or circumstances that are unique or particular to RMT Partner or any of its assets or liabilities.

2.12 Bank Accounts; Cash Balances.

(a) Each of the Company and SpinCo agrees to take, or cause the members of its Group to take, at the Distribution Time (or such earlier time as the Parties may agree), all actions necessary to amend all Contracts governing each bank and brokerage account owned by SpinCo or any other member of the SpinCo Group (collectively, the “SpinCo Accounts”) and all Contracts governing each bank or brokerage account owned by the Company or any other member of the Company Group (collectively, the “Company Accounts”) so that each such SpinCo Account and Company Account, if currently linked (whether by automatic withdrawal, automatic deposit or any other authorization to transfer funds from or to) to any Company Account or SpinCo Account, respectively, is de-linked from such Company Account or SpinCo Account, respectively.

(b) It is intended that, following consummation of the actions contemplated by Section 2.12(a), there will be in place a cash management process pursuant to which the SpinCo Accounts will be managed and funds collected will be transferred into one (1) or more accounts maintained by SpinCo or a member of the SpinCo Group.

(c) It is intended that, following consummation of the actions contemplated by Section 2.12(a), there will continue to be in place a cash management process pursuant to which the Company Accounts will be managed and funds collected will be transferred into one (1) or more accounts maintained by the Company or a member of the Company Group.

(d) With respect to any outstanding checks issued or payments initiated by the Company, SpinCo, or any of the members of their respective Groups prior to the Distribution Time, such outstanding checks and payments shall be honored following the Distribution Time by the Person or Group owning the account on which the check is drawn or from which the payment was initiated, respectively.

2.13 Transaction Documents. Effective on or prior to the Distribution Time, each of the Company and SpinCo will, or will cause the applicable members of their Groups to, execute and deliver all Transaction Documents to which it is a party.

2.14 Disclaimer of Representations and Warranties. EACH OF THE COMPANY (ON BEHALF OF ITSELF AND EACH MEMBER OF THE COMPANY GROUP), SPINCO (ON BEHALF OF ITSELF AND EACH MEMBER OF THE SPINCO GROUP) AND RMT PARTNER (ON BEHALF OF ITSELF AND EACH MEMBER OF THE RMT PARTNER GROUP) UNDERSTANDS AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN OR IN ANY OTHER TRANSACTION DOCUMENT OR THE MERGER AGREEMENT, NO PARTY TO THIS AGREEMENT, THE MERGER AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED BY THIS AGREEMENT, THE MERGER AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR OTHERWISE, IS REPRESENTING OR WARRANTING IN ANY WAY AS TO: (A) THE ASSETS, BUSINESSES OR LIABILITIES TRANSFERRED OR ASSUMED AS CONTEMPLATED HEREBY OR THEREBY, (B) ANY CONSENTS OR APPROVALS REQUIRED IN CONNECTION THEREWITH, (C) THE VALUE OR FREEDOM FROM ANY SECURITY INTERESTS OF, OR ANY OTHER MATTER CONCERNING, ANY ASSETS OF SUCH PARTY, (D) THE ABSENCE OF ANY DEFENSES OR RIGHT OF SETOFF OR FREEDOM FROM COUNTERCLAIM WITH RESPECT TO ANY CLAIM OR OTHER ASSET, INCLUDING ANY ACCOUNTS RECEIVABLE, OF ANY PARTY, OR (E) THE LEGAL SUFFICIENCY OF ANY ASSIGNMENT, DOCUMENT OR INSTRUMENT DELIVERED HEREUNDER TO CONVEY TITLE TO ANY ASSET OR THING OF VALUE UPON THE EXECUTION, DELIVERY AND FILING HEREOF OR THEREOF. EXCEPT AS MAY EXPRESSLY BE SET FORTH HEREIN, THE MERGER AGREEMENT OR IN ANY OTHER TRANSACTION DOCUMENT, ALL SUCH ASSETS ARE BEING TRANSFERRED ON AN “AS-IS,” “WHERE-IS” BASIS (AND, IN THE CASE OF ANY REAL PROPERTY, BY MEANS OF A QUITCLAIM OR SIMILAR FORM OF DEED OR CONVEYANCE) AND THE RESPECTIVE TRANSFEREES SHALL BEAR THE ECONOMIC AND LEGAL RISKS THAT (I) ANY CONVEYANCE WILL PROVE TO BE INSUFFICIENT TO VEST IN THE TRANSFEREE GOOD AND MARKETABLE TITLE, FREE AND CLEAR OF ANY SECURITY INTEREST, AND (II) ANY NECESSARY APPROVALS OR NOTIFICATIONS ARE NOT OBTAINED OR MADE OR THAT ANY REQUIREMENTS OF LAWS OR JUDGMENTS ARE NOT COMPLIED WITH.

2.15 SpinCo Financing. Prior to the Distribution Time and subject to the terms and conditions of the Merger Agreement, SpinCo will enter into a definitive agreement or agreements providing for the SpinCo Financing or Permanent SpinCo Financing, incur the SpinCo Financing and/or Permanent SpinCo Financing and receive the proceeds thereof. From and after SpinCo’s or any other member of the SpinCo Group’s receipt of the proceeds of the SpinCo Financing and/or the Permanent SpinCo Financing, SpinCo shall not distribute or disburse any portion of the proceeds of the SpinCo Financing and/or the Permanent SpinCo Financing other than in connection with the payment of the SpinCo Cash Distribution, the Cash Transfer and (to the extent applicable) the RMT Partner Special Dividend, in each case, in accordance with the terms of this Agreement or in connection with satisfying any payment obligations (including payment of associated fees, costs and other expenses) under the SpinCo Financing and/or the Permanent SpinCo Financing.

2.16 Financial Information Certifications. The Company’s disclosure controls and procedures and internal control over financial reporting (as each is contemplated by the Exchange Act) are currently applicable to SpinCo as its Subsidiary. In order to enable the principal executive officer and principal financial officer of SpinCo to make the certifications required of them under Section 302 of the Sarbanes-Oxley Act of 2002 following the Distribution in respect of any quarterly or annual fiscal period of SpinCo that begins on or prior to the Distribution Date in respect of which financial statements are not included in a Disclosure Document (a “Straddle Period”), the Company, on or before the date that is ten (10) days prior to the latest date on which RMT Partner or SpinCo may file the periodic report pursuant to Section 13 of the Exchange Act for any such Straddle Period (not taking into account any possible extensions), shall provide RMT Partner and/or SpinCo, as applicable, with one (1) or more certifications with respect to such disclosure controls and procedures and the effectiveness thereof and whether there were any changes in the internal controls over financial reporting that have materially affected or are reasonably likely to materially affect the internal control over financial reporting, which certification(s) shall (x) be with respect to the applicable Straddle Period (it being understood that no certification need be provided with respect to any period or portion of any period after the Distribution Date) and (y) be in substantially the same form as those that had been provided by officers or employees of the Company in similar certifications delivered prior to the Distribution Date, with such changes thereto as the Company may reasonably determine. Such certification(s) shall be provided by the Company (and not by any officer or employee in their individual capacity).

2.17 Works Council Matters.

(a) The Reorganization Step Plan with regards to any French Subsidiary of the Company (including the French Subsidiary to be formed pursuant the Reorganization Step Plan) will not be implemented unless and until the relevant French corporate body having authority to decide about any such measures under the Reorganization Step Plan has notified its decision to proceed with the transactions contemplated by this Agreement, such decision to be notified only after completion of the consultation process with the relevant French works council pursuant to Article L. 2312-16, R. 2312-5 and R. 2312-6 of the French Labor Code (the “French Consultation Process”), which shall commence promptly following the date hereof. For the purposes of this clause, the French Consultation Process shall be deemed completed on the date the relevant works council renders its opinion (whether positive or negative) or is deemed to have rendered such opinion under applicable law. Until completion of the French Consultation Process, the Parties shall not, directly or indirectly, take any binding decision with respect to any French Subsidiary of the Company (including the French Subsidiary to be formed pursuant the Reorganization Step Plan) or take any step to implement the relevant parts of the Reorganization Step Plan affecting any French Subsidiary of the Company (including the French Subsidiary to be formed pursuant the Reorganization Step Plan).

(b) The Reorganization Step Plan with regards to any Dutch Subsidiary of the Company will not be implemented unless and until the relevant corporate body having authority to decide about any such measures under the Reorganization Step Plan has notified its decision to proceed with the transactions contemplated by this Agreement, such decision to be notified only after completion of the consultation process with the relevant Dutch works council pursuant to Article 25 of the Dutch Works Councils Act (the “Dutch Consultation Process”), which shall commence promptly following the date hereof. For the purposes of this clause, the Dutch Consultation Process shall be deemed completed on the date the relevant works council renders its opinion which allows for the direct implementation of the intended decisions for which the Dutch works council has been requested for its advice or is deemed to have rendered such opinion under applicable law. In the event of a negative advice (including an advice with conditions not acceptable to the Company and/or the Dutch Subsidiary) or in the absence of an advice while the Dutch works council had a reasonable period to render its advice, the relevant corporate body having authority may inform the Dutch works council in writing in accordance with article 25 paragraph 5 of the WOR that it will proceed with the Reorganization Step Plan with regards to the Dutch Subsidiary of the Company, in which case the Dutch works council consultation process is deemed completed once (x) the one-month waiting period as set out in article 25 paragraph 6 of the WOR has lapsed, without the Dutch works council having initiated legal proceedings as set out in article 26 of the WOR; (y) the Dutch works council has unconditionally and irrevocably waived its right to initiate the legal proceedings or has otherwise given its consent to proceed; or (z) following the initiation of legal proceedings as set out in article 26 of the WOR, (i) the Dutch works council has unconditionally and irrevocably waived its right to initiate the legal proceedings or has otherwise unconditionally and irrevocably withdrawn these legal proceedings, or (ii) the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer) has handed down a decision that does not prevent the implementation of the Reorganization Step Plan with regards to any Dutch Subsidiary of the Company. If following the legal proceedings referred to above, the Enterprise Chamber of the Amsterdam Court of Appeal has made a decision that does prevent the implementation of the Reorganization Step Plan with regards to any Dutch Subsidiary of the Company, the relevant corporate body shall re-engage with the Dutch works council, taking the decision of the Enterprise Chamber of the Amsterdam Court of Appeal into account. Until completion of the Dutch Consultation Process pursuant to this Section 2.17(b), the Parties shall not, directly or indirectly, take any binding decision with respect to any Dutch Subsidiary of the Company (including the Dutch Subsidiary to be formed pursuant the Reorganization Step Plan) or take any step to implement the relevant parts of the Reorganization Step Plan affecting any Dutch Subsidiary of the Company (including the Dutch Subsidiary to be formed pursuant the Reorganization Step Plan).

(c) The Company shall not, pursuant to this Section 2.17, (i) make, propose or accept any amendment to this Agreement or any other Transaction Document or Transfer Document or commitment, undertaking or promise to the relevant works council and/or the employees and/or trade unions of the SpinCo Group in connection with the Reorganization or the other transactions contemplated by the Transaction Documents or make any communication regarding the intention of RMT Partner or any other member of the RMT Partner Group concerning the future operations (including related to employment) of the SpinCo Group, in each case, that has an adverse impact on RMT Partner or any member of the SpinCo Group or SpinCo Asset in any non-de minimis respect (other than any impact that is fully reimbursed or borne by the Company), without RMT Partner’s prior approval (not to be unreasonably withheld, conditioned or delayed), or (ii) take any action with respect to the defense or settlement of an Action brought by the relevant works council that has an adverse impact on RMT Partner or any member of the SpinCo Group or SpinCo Asset in any non-de minimis respect (other than any monetary impact that is fully reimbursed or borne by the Company), in each case, without the prior written approval of RMT Partner (not to be unreasonably withheld, conditioned or delayed). If, pursuant to Section 2.17(b), the applicable Dutch works council either (i) renders negative advice or (ii) sets any conditions for positive advice or neutral advice, in each case, that require changes to this Agreement or any other Transaction Document or Transfer Document or additional commitments of the Parties, then the Company shall inform RMT Partner thereof promptly in writing. As soon as reasonably possible thereafter, the Parties will, using reasonable best efforts and in good faith, initiate discussions among each other and the Dutch works council with the aim of reaching an agreement on any such amendments or additional commitments, as applicable, as the Parties deem necessary to accommodate the conditions imposed by the Dutch works council; provided that (i) RMT Partner shall not be required to agree on any such amendments or accept any such additional commitments that have an adverse impact on RMT Partner or any member of the SpinCo Group or SpinCo Asset in any non-de minimis respect (other than any monetary impact that is fully reimbursed or borne by the Company) and (ii) the Company shall not be required to agree on any such amendments or accept any such additional commitments that have an adverse impact on the Company or any member of the Company Group or Company Asset in any non-de minimis respect (other than any monetary impact that is fully reimbursed or borne by the RMT Partner), in each case, in connection with the Dutch Consultation Process.

2.18 Trade Union Matters. The Reorganization Step Plan with regards to any Dutch Subsidiary of the Company will not be implemented unless and until the relevant corporate body having authority to decide about any such measures under the Reorganization Step Plan has notified its decision to proceed with the transactions contemplated by this Agreement, such decision to be notified only after completion of the consultation process with any relevant Dutch trade union and any relevant Dutch employers’ association (the “Dutch Trade Union Process”), which such Dutch Trade Union Process shall be commenced as soon as possible following the date hereof and be completed on the date as determined by the relevant corporate body having authority to decide about any such measures under the Reorganization Step Plan. Until then, the Parties shall not, directly or indirectly, take any binding decision with respect to any Dutch Subsidiary of the Company (including the Dutch Subsidiary to be formed pursuant the Reorganization Step Plan) or take any step to implement the relevant parts of the Reorganization Step Plan affecting any Dutch Subsidiary of the Company (including the Dutch Subsidiary to be formed pursuant the Reorganization Step Plan).

2.19 Minimum Cash. At the Distribution Time, the Company shall cause the applicable members of the SpinCo Group to have the Minimum Cash available to such member or members in the bank accounts in the applicable operational regions and jurisdictions as set forth in Schedule 2.19; provided that the foregoing shall not apply to any operational region and/or jurisdiction that is a Deferred SpinCo Local Business.

ARTICLE III

THE DISTRIBUTION

3.1 Actions Prior to the Distribution. Prior to the Distribution Time and subject to the terms and conditions set forth herein, the Parties shall take, or cause to be taken, the following actions in connection with the Distribution:

(a) Securities Law Matters.

(i) SpinCo shall cooperate with the Company to accomplish the Distribution, including in connection with the preparation of all documents and the making of all filings required in connection with the Distribution. The Company shall be permitted to direct and control the efforts of SpinCo in connection with the Distribution, and SpinCo shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things reasonably necessary to facilitate the Distribution as reasonably directed by the Company in good faith and in accordance with the applicable terms and subject to the conditions of this Agreement, the Merger Agreement and the other Transaction Documents.

(ii) SpinCo and the Company, as applicable, shall file the Disclosure Documents and any amendments or supplements thereto as may be necessary or advisable in order to cause the Disclosure Documents to become and remain effective as required by the SEC or federal, state or other applicable securities Laws. The Company and SpinCo shall prepare and mail or otherwise make available, prior to any Distribution Date, to the Record Holders, such information concerning SpinCo, the Company, RMT Partner, their respective businesses, operations and management, the Distribution and such other matters as the Company shall reasonably determine and as may be required by Law. The Company and SpinCo will prepare, and SpinCo will, to the extent required under applicable Law, file with or submit to the SEC, any such documentation and any requisite no-action letters which the Company determines are necessary or desirable to effectuate the Distribution, and the Company and SpinCo shall each use its reasonable best efforts to obtain all necessary approvals from the SEC with respect thereto as soon as practicable. The Company and SpinCo shall take all such action as may be necessary or appropriate under the securities or blue sky laws of states or other political subdivisions of the United States (and any comparable Laws under any foreign jurisdiction) in connection with the Distribution.

(b) Stock Exchange Matters. The Company shall give the NYSE not less than ten (10) days’ advance notice of the Record Date, in compliance with Rule 10b-17 under the Exchange Act.

(c) The Distribution Agent. The Company shall enter into a distribution agent agreement with the Distribution Agent or otherwise provide instructions to the Distribution Agent regarding the Distribution.

(d) Preferred Stock Recapitalization and Preferred Stock Exchange. Immediately prior to the Record Date and in connection with the Reorganization, in exchange for shares of Company Common Stock then held by (i) the Trust under the Becton, Dickinson and Company 1996 Directors’ Deferral Plan and (ii) the Becton, Dickinson and Company Salary and Bonus Deferral Plan Trust for the BD Deferred Compensation and Retirement Benefit Restoration Plan (collectively, the “Trusts”), the Trusts shall receive from the Company shares of preferred stock (the “Common-Equivalent Company Preferred Stock”) of the Company (the “Preferred Stock Recapitalization”). The Company shall redeem all outstanding shares of Common-Equivalent Company Preferred Stock promptly after the Distribution Time for shares of Company Common Stock (the “Preferred Stock Exchange”). For U.S. federal income tax purposes, (A) the Preferred Stock Recapitalization and (B) the Preferred Stock Exchange are intended to be treated as disregarded transactions.

3.2 Conditions to the Distribution.

(a) The obligation of the Company to consummate the Distribution will be subject to the following conditions:

(i) the Company shall have received the Distribution Tax Opinion from Tax Counsel;

(ii) the Company shall have received the IRS Ruling and such IRS Ruling shall continue to be valid and in full force and effect;

(iii) the Reorganization shall have been completed substantially in accordance with the Reorganization Step Plan (other than those steps that are expressly contemplated to occur at or after the Distribution (but, with respect to those steps expressly contemplated to occur at the Distribution, subject to the completion or waiver of such steps at the Distribution), and taking into account any changes to the Reorganization Step Plan made in accordance with Section 2.1(b));

(iv) an independent appraisal firm reasonably acceptable to the Company shall have delivered one (1) or more opinions to the Company Board confirming the solvency and financial viability of the Company prior to the Distribution and of the Company and SpinCo after giving effect to the consummation of the SpinCo Financing or the Permanent SpinCo Financing, SpinCo Cash Distribution and Cash Transfer and after consummation of the Distribution, and such opinions shall be reasonably acceptable to the Company in form and substance, and such opinions shall not have been withdrawn, rescinded or modified;

(v) SpinCo shall have consummated the SpinCo Financing or the Permanent SpinCo Financing in accordance with Section 2.15, and shall have received net cash proceeds in respect of such financing equal to or greater than the amount of the SpinCo Cash Distribution, and the Company shall, acting reasonably and in good faith, be satisfied that, as of the Distribution Time, it shall have no Liability under the SpinCo Financing and/or Permanent SpinCo Financing;

(vi) the conditions set forth in Article VIII of the Merger Agreement shall have been satisfied or validly waived, in each case other than those conditions that, by their nature, are to be satisfied substantially contemporaneously with the Distribution and/or the Merger; provided that such conditions are capable of being satisfied at such time;

(vii) RMT Partner shall have irrevocably confirmed to the Company that each condition in Section 8.3 of the Merger Agreement to RMT Partner’s and Merger Sub’s obligations to effect the Merger (i) has been satisfied, (ii) will be satisfied at the time of the Distribution or (iii) subject to applicable Laws, is or has been waived by RMT Partner;

(viii) SpinCo shall have issued to the Company additional shares of SpinCo Common Stock, or taken such other appropriate actions, such that the number of shares of SpinCo Common Stock then outstanding shall be equal to the number of shares of SpinCo Common Stock necessary to effect the Distribution and the other transactions contemplated by this Agreement;

(ix) SpinCo shall have made or caused to be made a cash distribution to the Company in the amount of the SpinCo Cash Distribution; and

(x) the Cash Transfer shall have been paid, or shall be paid concurrently with the Distribution.

(b) The foregoing conditions are for the sole benefit of the Company and shall not give rise to or create any duty on the part of Company or the Company Board to waive or not waive any such condition or in any way limit the Company’s right to terminate this Agreement as set forth in this Agreement or the Merger Agreement or alter the consequences of any such termination from those specified in Article IX of this Agreement or Article IX of the Merger Agreement. The Company and SpinCo shall cooperate and use reasonable best efforts to cause the conditions to the Distribution set forth in Section 3.2 to be satisfied as promptly as practicable, but in any event, prior to the Outside Date, and to effect the Distribution at the Distribution Time upon such satisfaction (or waiver). In addition, and without limiting the generality of the foregoing, the Company shall use its reasonable best efforts to obtain the opinions described in Sections 3.2(a)(i) and (iv).

3.3 The Distribution.

(a) The Board of Directors of the Company, in accordance with applicable Law, shall establish (or designate Persons to establish) a Record Date and the Distribution Date, and the Company shall establish appropriate procedures in connection with, and to effectuate in accordance with applicable Law, the Distribution. All shares of SpinCo Common Stock held by the Company on the Distribution Date shall be distributed to the Record Holders in the manner determined by the Company and in accordance with Section 3.3(d). Subject to the terms thereof, in accordance with Section 3.3(d), each Record Holder shall be entitled to receive for all shares of Company Common Stock held by such Record Holder as of the Record Date a number of shares of SpinCo Common Stock equal to (i) the total number of shares of SpinCo Common Stock held by the Company on the Distribution Date, multiplied by (ii) a fraction, the numerator of which is the number of shares of Company Common Stock held by such Record Holder on the Record Date and the denominator of which is the total number of shares of Company Common Stock outstanding on the Record Date (for the avoidance of doubt, excluding treasury shares held by any member of the Company Group).

(b) None of the Parties, nor any of their Affiliates shall be liable to any Person in respect of any shares of SpinCo Common Stock (or dividends or distributions with respect thereto) that are properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(c) The Company, SpinCo, the Distribution Agent, or any other applicable withholding agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payments under the Code or any provision of state, local, foreign or other tax law. Any deducted or withheld amounts will be treated for all purposes of this Agreement as having been paid to the Persons otherwise entitled thereto.

(d) Upon the consummation of the Spin-Off, the Company shall deliver to the Distribution Agent, a global certificate or book-entry authorization representing the SpinCo Common Stock being distributed in the Spin-Off, as the case may be, for the account of the Company’s stockholders that are entitled thereto. The Distribution Agent shall hold such shares for the account of the Company’s stockholders pending the Merger, as provided in Section 3.2 of the Merger Agreement. Immediately after the Distribution Time and prior to the Effective Time, the shares of SpinCo Common Stock shall not be transferable and the transfer agent for the SpinCo Common Stock shall not transfer any shares of SpinCo Common Stock. The Distribution shall be deemed to be effective upon written authorization from the Company to the Distribution Agent to proceed.

(e) No action by any Record Holder shall be necessary for such Record Holder to receive the applicable number of shares of SpinCo Common Stock such Record Holder is entitled to in the Distribution.

3.4 SpinCo Common Stock Issued to Company Subsidiaries. In the event that any shares of SpinCo Common Stock are distributed in the Distribution to a Subsidiary of the Company that is a member of the Company Group, then, as promptly as practicable following such Subsidiary’s receipt of such SpinCo Common Stock, the Company shall acquire such SpinCo Common Stock in exchange for an amount of cash equal to the fair market value of such SpinCo Common Stock as of the Distribution Date, as determined by the Company. As promptly as practicable following such acquisition and in all events prior to the Merger, the Company shall transfer such SpinCo Common Stock to SpinCo for no consideration, and such SpinCo Common Stock shall be cancelled and cease to be outstanding. The Parties acknowledge and agree that, for U.S. federal income tax purposes, (a) the transitory existence of such SpinCo Common Stock is intended to be disregarded, and (b) the Company’s payment of cash to such Subsidiary is intended to be treated as a distribution of property described in Section 301 of the Code.

3.5 Authorization of SpinCo Common Stock to Accomplish the Distribution. Prior to the Distribution, the Company and SpinCo shall take all necessary action required to file a Certificate of Amendment to the Certificate of Incorporation of SpinCo with the Secretary of State of the State of Delaware, to increase the number of authorized shares of SpinCo Common Stock and make such other amendments as may be necessary or advisable in order to cause there to be issued and outstanding the number of shares of SpinCo Common Stock necessary to effect the Distribution and the other transactions contemplated by this Agreement.

ARTICLE IV

MUTUAL RELEASES; INDEMNIFICATION

4.1 Release of Pre-Distribution Claims.

(a) SpinCo and RMT Partner Release of Company. Except as provided in Sections 4.1(c) and 4.1(d), effective as of the Distribution Time, each of SpinCo and RMT Partner does hereby, for itself, each other member of the SpinCo Group and each Subsidiary of RMT Partner, respectively, and their respective successors and assigns, and, to the extent permitted by Law, all Persons who at any time prior to the Distribution Time have been stockholders, directors, officers, agents or employees of any of their respective Groups (in each case, in their respective capacities as such), remise, release and forever discharge (i) the Company and the members of the Company Group, and their respective successors and assigns, (ii) all Persons who at any time prior to the Distribution Time have been stockholders, directors, officers, agents or employees of any member of the Company Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, and (iii) all Persons who at any time prior to the Distribution Time are or have been stockholders, directors, officers, agents or employees of a Transferred Entity and who are not, as of immediately following the Distribution Time, directors, officers or employees of SpinCo or a member of the SpinCo Group, in each case from: (A) all SpinCo Liabilities, (B) all Liabilities arising from or in connection with the transactions and all other activities to implement the Reorganization and the Distribution, the SpinCo Financing, the Permanent SpinCo Financing, the RMT Partner Financing, the Merger and any of the other transactions contemplated by this Agreement, the Merger Agreement or any of the other Transaction Documents and (C) all Liabilities arising from or in connection with actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the Distribution Time (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Distribution Time), in each case to the extent relating to, arising out of or resulting from the SpinCo Business, the SpinCo Assets or the SpinCo Liabilities.

(b) Company Release of SpinCo. Except as provided in Sections 4.1(c) and 4.1(d), effective as of the Distribution Time, the Company does hereby, for itself and each other member of the Company Group, and their respective successors and assigns, and, to the extent permitted by Law, all Persons who at any time prior to the Distribution Time have been stockholders, directors, officers, agents or employees of any member of the Company Group (in each case, in their respective capacities as such), remise, release and forever discharge (i) SpinCo and the members of the SpinCo Group and their respective successors and assigns, and (ii) all Persons who at any time prior to the Distribution Time have been stockholders, directors, officers, agents or employees of any member of the SpinCo Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from (A) all Company Liabilities, (B) all Liabilities arising from or in connection with the transactions and all other activities to implement the Reorganization and the Distribution, the Merger and any of the other transactions contemplated by this Agreement, the Merger Agreement or any of the other Transaction Documents and (C) all Liabilities arising from or in connection with actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the Distribution Time (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Distribution Time), in each case to the extent relating to, arising out of or resulting from the Company Business, the Company Assets or the Company Liabilities.

(c) Obligations Not Affected. Nothing contained in Section 4.1(a) or 4.1(b) shall impair any right of any Person to enforce this Agreement, the Merger Agreement, any other Transaction Document or any agreements, arrangements, commitments or understandings that are specified in Section 2.8(b) as not to terminate as of the Distribution Time, in each case in accordance with its terms. Nothing contained in Section 4.1(a) or 4.1(b) shall release any Person from:

(i) any Liability provided in or resulting from (A) this Agreement, (B) the Merger Agreement, (C) any other Transaction Document or (D) any agreement among any members of the Company Group or any members of the SpinCo Group that is specified in Section 2.8(b) as not to terminate as of the Distribution Time, or any other Liability specified in Section 2.8(b) as not to terminate as of the Distribution Time;

(ii) any Liability, contingent or otherwise, assumed, transferred, assigned or allocated to the Group of which such Person is a member in accordance with, or any other Liability of any member of any Group under, this Agreement, the Merger Agreement or any other Transaction Document;

(iii) any Liability for the sale, lease, construction or receipt of goods, property or services purchased, obtained or used in the ordinary course of business by a member of one Group from a member of the other Group prior to the Distribution Time;

(iv) any Liability for unpaid amounts for products or services or refunds owing on products or services due on a value-received basis for work done by a member of one Group at the request or on behalf of a member of the other Group, to the extent reflected in the calculation of Final Net Working Capital;

(v) any Liability provided in or resulting from any agreement that is entered into after the Distribution Time between RMT Partner or SpinCo (and/or a member of the SpinCo Group), on the one hand, and the Company (and/or a member of the Company Group), on the other hand;

(vi) any Liability that the Parties may have with respect to indemnification or contribution or other obligation pursuant to this Agreement, the Merger Agreement, any other Transaction Document or otherwise for claims brought against the Parties by Third Parties, which Liability shall be governed by the provisions of this Article IV and Article V and, if applicable, the appropriate provisions of this Agreement, the Merger Agreement and the Transaction Documents; or

(vii) any Liability the release of which would result in the release of any Person other than a Person released pursuant to this Section 4.1.

In addition, nothing contained in Section 4.1(a) or 4.1(b) shall release: (A) any member of the Company Group from honoring its existing obligations to indemnify any director, officer or employee of SpinCo who was a director, officer or employee of any member of the Company Group on or prior to the Distribution Time, to the extent such director, officer or employee becomes a named defendant in any Action with respect to which such director, officer or employee was entitled to such indemnification pursuant to then-existing obligations; it being understood that, if the underlying obligation giving rise to such Action is a SpinCo Liability, SpinCo shall indemnify the Company for such Liability (including the Company’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in this Article IV, or (B) SpinCo from honoring its obligations to indemnify any director, officer or employee of the Company Group who was a director, officer or employee of SpinCo or any member of the SpinCo Group at or prior to the Distribution Time, to the extent such director, officer or employee is or becomes a named defendant in any Action with respect to which he or she was entitled to such indemnification from a member of the SpinCo Group pursuant to then-existing obligations, it being understood that if the underlying obligation giving rise to such Action is a Company Liability, the Company shall indemnify SpinCo for such Liability (including SpinCo’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in this Article IV.

(d) No Claims. SpinCo shall not make, and shall not permit any other member of the SpinCo Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against the Company or any other member of the Company Group, or any other Person released pursuant to Section 4.1(a), with respect to any Liabilities released pursuant to Section 4.1(a). The Company shall not make, and shall not permit any other member of the Company Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against SpinCo or any other member of the SpinCo Group, or any other Person released pursuant to Section 4.1(b), with respect to any Liabilities released pursuant to Section 4.1(b). RMT Partner shall not make, and shall not permit any other member of the SpinCo Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against the Company or any other member of the Company Group, or any other Person released pursuant to Section 4.1(a), with respect to any Liabilities released pursuant to Section 4.1(a).

(e) Execution of Further Releases. It is the intent of each of the Company, SpinCo and RMT Partner, by virtue of the provisions of this Section 4.1, to provide for a full and complete release and discharge of all Liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed prior to the Distribution Time, between or among SpinCo, RMT Partner or any member of the SpinCo Group or any Subsidiary of RMT Partner, on the one hand, and the Company or any member of the Company Group, on the other hand, relating to the matters described in Section 4.1(a), except as expressly set forth in Section 4.1(c). At any time at or after the Distribution Time, at the request of either the Company, SpinCo or RMT Partner, the other Parties shall cause each member of its respective Group to execute and deliver releases reflecting the provisions of this Section 4.1.

4.2 Indemnification by SpinCo. Except as otherwise specifically set forth in this Agreement or in any other Transaction Document, to the fullest extent permitted by Law, SpinCo shall, and shall cause the other members of the SpinCo Group to, indemnify, defend and hold harmless the Company, each member of the Company Group and the Company’s Affiliates and each of their respective past, present and future directors, officers, employees and agents, in each case in their respective capacities as such, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Company Indemnitees”), from and against any and all Liabilities of the Company Indemnitees relating to, arising out of or resulting from, directly or indirectly, any of the following items (without duplication):

(a) any SpinCo Liability;

(b) any failure of SpinCo, any other member of the SpinCo Group or any other Person to pay, perform or otherwise promptly discharge any SpinCo Liabilities in accordance with their terms;

(c) any breach by SpinCo or any other member of the SpinCo Group of this Agreement or any of the other Transaction Documents (other than any Transaction Document that expressly contains indemnification provisions, which shall be subject to the indemnification provisions contained in such Transaction Document); provided that the Company Indemnitees shall not have any claim pursuant to this Section 4.2(c) prior to the Distribution Time;

(d) except to the extent it relates to a Company Liability, any guarantee, indemnification or contribution obligation, surety bond or other credit support agreement, arrangement, commitment or understanding to the extent discharged or performed by any member of the Company Group for the benefit of any member of the SpinCo Group by any member of the Company Group that survives following the Distribution (other than as a result of breach thereof by any member of the SpinCo Group prior to the Effective Time or breach thereof by any member of the Company Group);

(e) any Liabilities arising out of claims made by the securityholders or lenders of a party or any of their Affiliates to the extent relating to the use of any information provided by or on behalf of RMT Partner in writing prior to the Distribution in connection with the SpinCo Financing, the Permanent SpinCo Financing or the RMT Partner Financing (other than with respect to information that was initially disclosed or provided to RMT Partner by any member of the Company Group); and

(f) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to statements made explicitly in RMT Partner’s name in any Securities Filings.

In the event that SpinCo shall transfer a majority of its assets to another Person, RMT Partner shall, or shall cause such transferee to, assume the obligations of SpinCo under this Agreement.

4.3 Indemnification by Company. Except as otherwise specifically set forth in this Agreement or in any other Transaction Document, to the fullest extent permitted by Law, the Company shall, and shall cause the other members of the Company Group to, indemnify, defend and hold harmless SpinCo, each member of the SpinCo Group and SpinCo’s Affiliates and each of their respective past, present and future directors, officers, employees or agents, in each case in their respective capacities as such, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “SpinCo Indemnitees”), from and against any and all Liabilities of the SpinCo Indemnitees relating to, arising out of or resulting from, directly or indirectly, any of the following items (without duplication):

(a) any Company Liability;

(b) any failure of the Company, any other member of the Company Group or any other Person to pay, perform or otherwise promptly discharge any Company Liabilities in accordance with their terms;

(c) any breach by the Company or any other member of the Company Group of this Agreement or any of the other Transaction Documents (other than any Transaction Document that expressly contains indemnification provisions, which shall be subject to the indemnification provisions contained in such Transaction Document); provided that the SpinCo Indemnitees shall not have any claim pursuant to this Section 4.3(c) prior to the Distribution Time;

(d) except to the extent it relates to a SpinCo Liability, any guarantee, indemnification or contribution obligation, surety bond or other credit support agreement, arrangement, commitment or understanding to the extent discharged or performed by any member of the SpinCo Group for the benefit of any member of the Company Group by any member of the SpinCo Group that survives following the Distribution (other than as a result of a breach thereof by any member of the SpinCo Group after the Effective Time);

(e) Liabilities arising out of claims made by the securityholders or lenders of a party or any of their Affiliates to the extent relating to the use of any information relating to the Company Business provided by or on behalf of the Company, SpinCo, or any of their Subsidiaries in writing prior to the Distribution in connection with the SpinCo Financing, the Permanent SpinCo Financing or the RMT Partner Financing (other than with respect to information that was initially disclosed or provided to the Company by RMT Partner or any of its Subsidiaries); and

(f) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to statements made explicitly in the Company’s name in any Securities Filings.

4.4 Indemnification Obligations Net of Insurance Proceeds and Other Amounts.

(a) The Parties intend that any Liability subject to indemnification, contribution or reimbursement pursuant to this Article IV or Article V will be net of Insurance Proceeds or other amounts actually recovered (net of any out-of-pocket costs or expenses incurred in the collection thereof) from any Person by or on behalf of the Indemnitee in respect of any indemnifiable Liability. Accordingly, the amount which either the Company or SpinCo, as applicable (an “Indemnifying Party”), is required to pay to any Person entitled to indemnification or contribution hereunder (an “Indemnitee”) will be reduced by any Insurance Proceeds or other amounts actually recovered (net of any out-of-pocket costs or expenses incurred in the collection thereof) from any Person by or on behalf of the Indemnitee in respect of the related Liability. If an Indemnitee receives a payment (an “Indemnity Payment”) required by this Agreement from an Indemnifying Party in respect of any Liability and subsequently receives Insurance Proceeds or any other amounts in respect of such Liability, then reasonably promptly following receipt of such Insurance Proceeds, the Indemnitee will pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if the Insurance Proceeds or such other amounts (net of any out-of-pocket costs or expenses incurred in the collection thereof) had been received, realized or recovered before the Indemnity Payment was made.

(b) The Parties agree that an insurer that would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto or, solely by virtue of any provision contained in this Agreement or any other Transaction Document, have any subrogation rights with respect thereto, it being understood that no insurer or any other Third Party shall be entitled to a “windfall” (i.e., a benefit they would not be entitled to receive in the absence of the indemnification provisions) by virtue of the indemnification and contribution provisions hereof. Each of the Company and SpinCo shall, and shall cause the members of its Group to, use commercially reasonable efforts (taking into account the probability of success on the merits and the cost of expending such efforts, including attorneys’ fees and expenses) to collect or recover any Insurance Proceeds that may be collectible or recoverable respecting the Liabilities for which indemnification or contribution may be available under this Article IV. Notwithstanding the foregoing, an Indemnifying Party may not delay making any indemnification payment required under the terms of this Agreement, or otherwise satisfying any indemnification obligation, pending the outcome of any Action to collect or recover Insurance Proceeds, and an Indemnitee need not attempt to collect any Insurance Proceeds prior to making a claim for indemnification or contribution or receiving any Indemnity Payment otherwise owed to it under this Agreement or any other Transaction Document.

(c) Notwithstanding anything herein to the contrary, the Company shall not be required to indemnify any SpinCo Indemnitees for any Liability pursuant to Section 4.3 if and to the extent such Liability was reflected in the calculation of the Final Net Working Capital.

4.5 Procedures for Indemnification of Third-Party Claims.

(a) Notice of Claims. If, at or following the Distribution Time, an Indemnitee shall receive notice or otherwise learn of the assertion by a Person (including any Governmental Authority) who is not a member of the Company Group or the SpinCo Group or RMT Partner or any of its Subsidiaries of any claim or of the commencement by any such Person of any Action (collectively, a “Third-Party Claim”) with respect to which an Indemnifying Party may be obligated to provide indemnification to such Indemnitee pursuant to Section 4.2 or 4.3, or any other Section of this Agreement or any other Transaction Document, such Indemnitee shall give such Indemnifying Party written notice thereof as soon as practicable, but in any event within twenty (20) days (or sooner if the nature of the Third-Party Claim so requires) after becoming aware of such Third-Party Claim. Any such notice shall describe the Third-Party Claim in reasonable detail, including the facts and circumstances giving rise to such claim for indemnification, and include copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third-Party Claim. Notwithstanding the foregoing, the failure of an Indemnitee to provide notice in accordance with this Section 4.5(a) shall not relieve an Indemnifying Party of its indemnification obligations under this Agreement, except to the extent to which the Indemnifying Party is actually prejudiced by the Indemnitee’s failure to provide notice in accordance with this Section 4.5(a).

(b) Control of Defense. An Indemnifying Party may elect to defend (and seek to settle or compromise), at its own expense and with its own counsel, any Third-Party Claim; provided that, prior to the Indemnifying Party assuming and controlling the defense of such Third-Party Claim, it shall first (i) confirm to the Indemnitee in writing that, assuming the facts presented to the Indemnifying Party by the Indemnitee are true, the Indemnifying Party shall indemnify the Indemnitee for any such damages to the extent resulting from, or arising out of, such Third-Party Claim and (ii) specify to the Indemnitee in writing any reservations or exceptions to such confirmation; provided, further, that the Indemnifying Party shall not be entitled to assume the defense of such Third-Party Claim and shall pay the reasonable and documented out-of-pocket fees and expenses of one separate counsel for all Indemnitees if the claim for indemnification relates to or arises in connection with any criminal action, indictment or allegation or if such Third-Party Claim seeks an injunction or equitable relief against the Indemnitee (and not any Indemnifying Party or any of its Affiliates). Notwithstanding the foregoing, if the Indemnifying Party assumes such defense and, in the course of defending such Third-Party Claim, (i) the Indemnifying Party discovers that the facts presented at the time the Indemnifying Party acknowledged its indemnification obligation in respect of such Third-Party Claim were not true in any or all material respects and (ii) such untruth provides a reasonable basis for asserting that the Indemnifying Party does not have an indemnification obligation in respect of such Third-Party Claim, then (A) the Indemnifying Party shall not be bound by such acknowledgment, (B) the Indemnifying Party shall promptly thereafter provide the Indemnitee written notice of its assertion that it does not have an indemnification obligation in respect of such Third-Party Claim and (C) the Indemnitee shall have the right to assume the defense of such Third-Party Claim. Within thirty (30) days after the receipt of a notice from an Indemnitee in accordance with Section 4.5(a) (or sooner, if the nature of the Third-Party Claim so requires), the Indemnifying Party shall provide written notice to the Indemnitee indicating whether the Indemnifying Party shall assume responsibility for defending the Third-Party Claim. If an Indemnifying Party elects not to assume responsibility for defending any Third-Party Claim or fails to notify an Indemnitee of its election within thirty (30) days after receipt of the notice from an Indemnitee as provided in Section 4.5(a), then the Indemnitee that is the subject of such Third-Party Claim shall be entitled to continue to conduct and control the defense of such Third-Party Claim.

(c) Allocation of Defense Costs. If an Indemnifying Party has elected to assume the defense of a Third-Party Claim, then such Indemnifying Party shall be solely liable for all fees and expenses incurred by it in connection with the defense of such Third-Party Claim and shall not be entitled to seek any indemnification or reimbursement from the Indemnitee for any such fees or expenses incurred by the Indemnifying Party during the course of the defense of such Third-Party Claim by such Indemnifying Party, regardless of any subsequent decision by the Indemnifying Party to reject or otherwise abandon its assumption of such defense. If an Indemnifying Party elects not to assume responsibility for defending any Third-Party Claim or fails to notify an Indemnitee of its election within thirty (30) days after receipt of a notice from an Indemnitee as provided in Section 4.5(a), and the Indemnitee conducts and controls the defense of such Third-Party Claim and the Indemnifying Party has an indemnification obligation with respect to such Third-Party Claim, then the Indemnifying Party shall be liable for all reasonable and documented out-of-pocket fees and expenses incurred by the Indemnitee in connection with the defense of such Third-Party Claim.

(d) Right to Monitor and Participate. An Indemnitee that does not conduct and control the defense of any Third-Party Claim, or an Indemnifying Party that does not elect to defend any Third-Party Claim as contemplated hereby, nevertheless shall have the right to employ separate counsel (including local counsel as necessary) of its own choosing to monitor and participate in (but not control) the defense of any Third-Party Claim for which it is a potential Indemnitee or Indemnifying Party, but the fees and expenses of such counsel shall be at the expense of such Indemnitee or Indemnifying Party, as the case may be, and the provisions of Section 4.5(c) shall not apply to such fees and expenses. Notwithstanding the foregoing, but subject to Sections 6.7 and 6.8, such Party shall cooperate with the Party entitled to conduct and control the defense of such Third-Party Claim in such defense and make available to the controlling Party, at the non-controlling Party’s expense, all witnesses, information and materials in such Party’s possession or under such Party’s control relating thereto as are reasonably required by the controlling Party. In addition to the foregoing, if any outside legal counsel to the Indemnitee reasonably determines in good faith that such Indemnitee and the Indemnifying Party have actual or potential differing defenses or conflicts of interest between them that make joint representation inappropriate, then the Indemnitee shall have the right to employ one firm of separate counsel (including local counsel as necessary) and to participate in (but not control) the defense, compromise or settlement thereof, and in such case the Indemnifying Party shall bear the reasonable and documented out-of-pocket fees and expenses of such counsel for all Indemnitees.

(e) No Settlement. An Indemnifying Party may not settle or compromise any Third-Party Claim for which an Indemnitee is seeking to be indemnified hereunder without the prior written consent of such Indemnitee, which consent may not be unreasonably withheld, unless such settlement or compromise (i) does not encumber any of the assets of any Indemnitee or contain any restriction or condition that would apply to such Indemnitee or to the conduct of that Person’s business (other than the payment of monetary damages, which such damages are fully payable by the settling or compromising Indemnifying Party), (ii) does not contain or involve any admission, statement, finding or determination providing for or acknowledging any liability or wrongdoing or violation of Law by such Indemnitee, and (iii) provides for, as a condition thereto, a full, unconditional and irrevocable release of such Indemnitee from all Liability in connection with the Third-Party Claim. No settlement or entry of judgment in respect of any Third-Party Claim shall be consented to by any Indemnitee without the express written consent of the Indemnifying Party.

(f) Tax Matters Agreement Governs. The above provisions of this Section 4.5 and the provisions of Section 4.6 do not apply to Taxes (it being understood and agreed that Taxes and Tax matters, including the control of Tax-related proceedings, shall be governed by the Tax Matters Agreement).

4.6 Additional Matters.

(a) Timing of Payments. Indemnification or contribution payments in respect of any Liabilities for which an Indemnitee is entitled to indemnification or contribution under this Article IV shall be paid reasonably promptly (but in any event within thirty (30) days of the final determination of the amount that the Indemnitee is entitled to indemnification or contribution under this Article IV) by the Indemnifying Party to the Indemnitee as such Liabilities are incurred upon demand by the Indemnitee, including reasonably satisfactory documentation setting forth the basis for the amount of such indemnification or contribution payment, including documentation with respect to calculations made and consideration of any Insurance Proceeds that actually reduce the amount of such Liabilities. The indemnity and contribution provisions contained in this Article IV shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Indemnitee and (ii) the knowledge by the Indemnitee of Liabilities for which it might be entitled to indemnification hereunder.

(b) Notice of Direct Claims. Any claim for indemnification or contribution under this Agreement or any other Transaction Document that does not result from a Third-Party Claim shall be asserted by written notice given by the Indemnitee to the applicable Indemnifying Party; provided that the failure to so notify an Indemnifying Party will not relieve the Indemnifying Party of its obligations hereunder, except to the extent the Indemnifying Party is actually prejudiced by the Indemnitee’s failure to provide notice in accordance with this Section 4.6(b). Such Indemnifying Party shall have a period of thirty (30) days after the receipt of such notice within which to respond thereto. If such Indemnifying Party does not respond within such thirty (30)-day period, such specified claim shall be conclusively deemed a Liability of the Indemnifying Party under this Section 4.6(b) or, in the case of any written notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of the claim (or such portion thereof) becomes finally determined. If such Indemnifying Party does not respond within such thirty (30)-day period or rejects such claim in whole or in part, such Indemnitee shall, subject to the provisions of Article VII, be free to pursue such remedies as may be available to such party as contemplated by this Agreement and the other Transaction Documents, as applicable, without prejudice to its continuing rights to pursue indemnification or contribution hereunder.

(c) Pursuit of Claims Against Third Parties. If (i) a Party incurs any Liability arising out of this Agreement or any other Transaction Document, (ii) an adequate legal or equitable remedy is not available for any reason against the other Party to satisfy the Liability incurred by the incurring Party, and (iii) a legal or equitable remedy may be available to the other Party against a Third Party for such Liability, then the other Party shall use its commercially reasonable efforts to cooperate with the incurring Party, at the incurring Party’s expense, to permit the incurring Party to obtain the benefits of such legal or equitable remedy against the Third Party.

(d) Subrogation. In the event of payment by or on behalf of any Indemnifying Party to any Indemnitee in connection with any Third-Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such Third-Party Claim against any claimant or plaintiff asserting such Third-Party Claim or against any other Person. Subject to Section 4.11, such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.

(e) Substitution. In the event of an Action in which the Indemnifying Party is not a named defendant, if either the Indemnitee or Indemnifying Party shall so request, the Parties shall use their respective commercially reasonable efforts to substitute the Indemnifying Party for the named defendant. If such substitution or addition cannot be achieved for any reason or is not requested, the named defendant shall allow the Indemnifying Party to direct the defense or prosecution of the Action as set forth in Section 4.5, Section 4.11 and this Section 4.6, and the Indemnifying Party shall fully indemnify the named defendant against all documented out-of-pocket costs of defending the Action (including court costs, sanctions imposed by a court, attorneys’ fees, experts fees and all other external expenses), the costs of any judgment or settlement and the cost of any interest or penalties relating to any judgment or settlement.

(f) If an indemnification claim is covered by the indemnification provisions of any Transaction Document (other than this Agreement), the claim shall be made under such document or agreement and not under this Agreement. In no event shall any Party be entitled to double recovery for the same Losses from the indemnification provisions of this Agreement and any other Transaction Document.

4.7 Right of Contribution.

(a) Contribution. If any right of indemnification contained in Section 4.2 or 4.3 is held unenforceable or is unavailable for any reason, or is insufficient to hold harmless an Indemnitee in respect of any Liability for which such Indemnitee is entitled to indemnification hereunder, then the Indemnifying Party shall contribute to the amounts paid or payable by the Indemnitees as a result of such Liability (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the members of its Group, on the one hand, and the Indemnitees entitled to contribution, on the other hand, as well as any other relevant equitable considerations.

(b) Allocation of Relative Fault. Solely for purposes of determining relative fault pursuant to this Section 4.7: (i) any fault associated with the business conducted with the Delayed SpinCo Assets or Delayed SpinCo Liabilities (except for the gross negligence or intentional misconduct of a member of the Company Group) or with the ownership, operation or activities of the SpinCo Business shall be deemed to be the fault of SpinCo and the other members of the SpinCo Group, and no such fault shall be deemed to be the fault of the Company or any other member of the Company Group; (ii) any fault associated with the business conducted with Delayed Company Assets or Delayed Company Liabilities (except for the gross negligence or intentional misconduct of a member of the SpinCo Group) shall be deemed to be the fault of Company and the other members of the Company Group, and no such fault shall be deemed to be the fault of SpinCo or any other member of the SpinCo Group; and (iii) any fault associated with the ownership, operation or activities of the Company Business shall be deemed to be the fault of the Company and the other members of the Company Group, and no such fault shall be deemed to be the fault of SpinCo or any other member of the SpinCo Group.

4.8 Covenant Not to Sue. Each Party hereby covenants and agrees that none of it, the members of such Party’s Group or any Person claiming through it shall bring suit or otherwise assert any claim against any Indemnitee, or assert a defense against any claim asserted by any Indemnitee, before any court, arbitrator, mediator or administrative agency anywhere in the world, alleging that: (a) the assumption of any SpinCo Liabilities by SpinCo or a member of the SpinCo Group on the terms and conditions set forth in this Agreement and the other Transaction Documents is void or unenforceable for any reason; (b) the retention of any Company Liabilities by the Company or a member of the Company Group on the terms and conditions set forth in this Agreement and the other Transaction Documents is void or unenforceable for any reason; or (c) the provisions of this Article IV are void or unenforceable for any reason.

4.9 Survival of Indemnities. The rights and obligations of each of the Company and SpinCo and their respective Indemnitees under this Article IV shall survive (a) the sale or other transfer by either Party or any member of its Group of any assets or businesses or the assignment by it of any Liabilities or (b) any merger, consolidation, business combination, sale of all or substantially all of its Assets, restructuring, recapitalization, reorganization or similar transaction involving either Party or any of the members of its Group.

4.10 Exclusive Remedy. The indemnification provisions of this Article IV shall be the sole and exclusive remedy of an Indemnitee for any monetary or compensatory damages or losses for any breach of any representation, warranty, covenant or other claim arising out of or relating to this Agreement or any other Transaction Document (other than the Merger Agreement and any other Transaction Documents that expressly provide otherwise) or the transactions contemplated hereby or thereby. In furtherance of the foregoing, each of the Parties hereby waives, for itself and its respective Group members, successors and assigns, to the fullest extent permitted under applicable Law, any and all rights, claims or remedies such Person or any of its Group members may have against the other Party and its Group members, successors and assigns for any monetary or compensatory damages or losses for any breach of any representation, warranty, covenant or other claim arising out of or relating to this Agreement or any other Transaction Document (other than the Merger Agreement and any other Transaction Documents that expressly provide otherwise) or the transactions contemplated hereby or thereby, other than the right to seek indemnity pursuant to this Article IV. For the avoidance of doubt, the foregoing does not affect (a) a Party’s right to seek specific performance under this Agreement as provided in Section 10.11 or under the Merger Agreement or any other Transaction Document, in each case, as provided therein, or to seek resolution of any disputes regarding indemnification hereunder as provided in Article VII, (b) a Party’s right to exercise all of their rights and seek all damages available to them under Law in the event of claims or causes of action arising from fraud and (c) the rights or obligations of any Person under any of the other Transaction Documents that expressly provide otherwise, or the Confidentiality Agreement. For the avoidance of doubt, the provisions of this Section 4.10 are not intended to, and will not be deemed to, alter or supersede (i) the indemnification, damages or remedy provisions contained in any of the Transition Services Agreement or the Contract Manufacturing Agreements, (ii) the rights and obligations of the Company and RMT Partner to resolve disputes with respect to the Final Adjustment Statement pursuant to Section 2.11 or (iii) the rights and obligations of the Parties or any insurers under any Covered Policy.

4.11 Management of Actions. This Section 4.11 shall govern the direction of pending and future Actions in which members of the SpinCo Group or the Company Group are named as parties, but shall not alter the allocation of Liabilities set forth in Article II unless expressly set forth in this Section 4.11.

(a) Management of SpinCo-Controlled Actions. From and after the Distribution Time, the SpinCo Group shall direct the defense or prosecution of any Actions that constitute only SpinCo Liabilities, SpinCo Assets, Delayed SpinCo Assets or Delayed SpinCo Liabilities (“SpinCo-Controlled Actions”). If an Action that constitutes solely a SpinCo Liability, a SpinCo Asset, a Delayed SpinCo Asset or a Delayed SpinCo Liability is commenced after the Distribution Time naming a member of the Company Group as a party thereto, then SpinCo shall use its commercially reasonable efforts to cause such member of the Company Group to be removed as a party to such Action. Neither the Company, on the one hand, nor SpinCo or RMT Partner, on the other hand, shall add the other to any Action pending as of or after the Distribution Time without the prior written consent of such other Party (such consent not to be unreasonably withheld, conditioned or delayed).

(b) Management of Company-Controlled Actions. From and after the Distribution Time, the Company Group shall direct the defense or prosecution of any (i) Actions set forth on Schedule 4.11(b) and (ii) any other Actions that constitute only Company Liabilities or Company Assets (“Company-Controlled Actions”). If an Action that constitutes solely a Company Liability or a Company Asset is commenced after the Distribution Time naming a member of the SpinCo Group as a party thereto, then the Company shall use its commercially reasonable efforts to cause such member of the SpinCo Group to be removed as a party to such Action.

(c) Management of Actions Naming Both SpinCo and the Company. From and after the Distribution Time, in the event that one or more member(s) of the SpinCo Group and one or more member(s) of the Company Group is named in an Action that is neither a SpinCo-Controlled Action nor a Company-Controlled Action (a “Separate Action”), each of SpinCo and the Company shall be entitled to assume their own defense and select counsel of their own choosing to defend their respective interests in such Separate Action. SpinCo and the Company shall consult in good faith with each other regarding the management of the defense of each Separate Action.

(d) Management of Mixed Actions. From and after the Distribution Time, any Action that constitutes both a SpinCo Liability, a SpinCo Asset, a Delayed SpinCo Asset or a Delayed SpinCo Liability, on the one hand, and a Company Liability or a Company Asset, on the other hand, and that does not constitute a SpinCo-Controlled Action, Company-Controlled Action or a Separate Action (“Mixed Action”) shall be managed by the Party with the greater financial exposure with respect thereto (taking into account the provisions of this Article IV), as determined in good faith by the Company and SpinCo; provided that any outside counsel employed by a Party managing the Action with respect thereto shall be subject to the approval of the other Party (such approval not to be unreasonably withheld, conditioned or delayed); provided, further, that if the Action involves the pursuit of any criminal sanctions or penalties or seeks equitable or injunctive relief against any Party or Subsidiary of a Party, that Party shall be entitled to control the defense of the claim against such Party; provided, however, that any Action that seeks equitable or injunctive relief against multiple Parties or Subsidiaries of multiple Parties shall be deemed a Mixed Action and jointly managed in accordance with the remainder of this Section 4.11(d). The Company and SpinCo shall reasonably cooperate and consult with each other, and to the extent necessary or advisable, maintain a joint defense in a manner that would preserve for the Company and SpinCo and their respective Group members any attorney-client privilege, joint defense or other privilege with respect to Mixed Actions. The Party managing such Mixed Action shall on a quarterly basis, or if a material development occurs as soon as reasonably practicable thereafter, inform the other Party of the status of and developments relating to any Mixed Action and provide copies of any material document, notices or other materials related to such Mixed Action; provided that the failure to provide any such information shall not be a basis for liability of a Party managing such Mixed Action except and solely to the extent the other Party shall have been actually prejudiced thereby. Notwithstanding anything to the contrary herein, the Company and SpinCo may jointly retain counsel (in which case the cost of counsel shall be shared by the Company and SpinCo in proportion to their respective expected financial exposure (in the case of Actions that constitute both a SpinCo Liability or a Delayed SpinCo Liability, on the one hand, and a Company Liability, on the other hand), as determined in good faith by the Company and SpinCo, or respective expected financial recovery (in the case of Actions that constitute both a SpinCo Asset or a Delayed SpinCo Asset, on the one hand, and a Company Asset, on the other hand)) or retain separate counsel (in which case each Party will bear the cost of its separate counsel) with respect to any Mixed Action; provided that the Company and SpinCo shall share discovery and other joint litigation costs in proportion to their respective expected financial exposure (in the case of Actions that constitute both a SpinCo Liability or a Delayed SpinCo Liability, on the one hand, and a Company Liability, on the other hand) or respective expected financial recovery (in the case of Actions that constitute both a SpinCo Asset or a Delayed SpinCo Asset, on the one hand, and a Company Asset, on the other hand). In any Mixed Action, each of the Company and SpinCo may pursue separate defenses, claims, counterclaims or settlements to those claims relating to the Company Business or the SpinCo Business, respectively; provided that each Party shall in good faith make all reasonable efforts to avoid adverse effects on the other Party. Notwithstanding anything to the contrary herein, (i) if a judgment is obtained with respect to a Mixed Action, the Company and SpinCo shall endeavor in good faith to allocate the Liabilities in respect of such judgment between them based on the proportion of such Liabilities attributable to the Company Business and the SpinCo Business and (ii) if a recovery is obtained with respect to a Mixed Action, the Company and SpinCo shall endeavor in good faith to allocate the Assets in respect of such recovery between them based on their respective injuries. A Party that is not named as a defendant in a Mixed Action may elect to become a party to such Mixed Action, and the Party named in such Mixed Action shall reasonably cooperate to have such first Party named in such Mixed Action.

(e) Delegation of Rights of Recovery. To the maximum extent permitted by applicable Law, the rights to recovery of each of the Company’s Subsidiaries or SpinCo’s Subsidiaries in respect of any past, present or future Action are hereby delegated to the Company or SpinCo, respectively. It is the intent of the Parties that the foregoing delegation shall satisfy any Law requiring such delegation to be effected pursuant to a power of attorney or similar instrument. The Parties and their respective Subsidiaries shall execute such further instruments or documents as may be necessary to effect such delegation.

4.12 Settlement of Actions. No Party managing an Action pursuant to Section 4.11 shall settle or compromise such Action (other than the Company with respect to Company-Controlled Actions and SpinCo with respect to SpinCo-Controlled Actions) without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), except that if the Party managing the Action is indemnifying the other Party in full for all monetary damages arising out of or related to such Action, such managing Party may nevertheless settle such Action without such consent, unless such settlement or compromise would (a) result in any non-monetary remedy or relief being imposed upon any member of the other Party’s Group, (b) encumber any asset of any member of the other Party’s Group or (c) contain or involve an admission or statement providing for or acknowledging any liability or criminal wrongdoing on behalf of the other Party’s Group or any of its Affiliates; provided that such settlement entered into by such managing Party must contain as a condition thereto, a complete release of the other Party being indemnified. No settlement or compromise in respect of any Action shall be made or consented to by any Party not managing an Action pursuant to Section 4.11 without the express written consent of the Party managing such Action.

4.13 Limitation on Certain Damages. Notwithstanding anything to the contrary in this Agreement, and except to the extent such losses are found by a court of competent jurisdiction to be owed to an unaffiliated third party in connection with a Third-Party Claim, no Party nor its respective Group members shall be liable under this Agreement to the other Party for any losses that are punitive, exemplary, speculative or similar damages, whether or not advised of the possibility of such damages and whether or not such damages are reasonably foreseeable. For the avoidance of doubt, the provisions of this Section 4.13 do not apply to the Transition Services Agreement or the Contract Manufacturing Agreements, each of which shall be subject to the indemnification, damages and remedies provisions contained therein.

ARTICLE V

CERTAIN OTHER MATTERS

5.1 Insurance Matters.

(a) The Company, RMT Partner and SpinCo agree to cooperate in good faith to provide for an orderly transition of insurance coverage from the date hereof through the Distribution Time. In no event shall the Company, any other member of the Company Group or any Company Indemnitee have Liability or obligation whatsoever to any member of the RMT Partner Group or SpinCo Group in the event that any (i) insurance policy or insurance policy-related contract shall be terminated or otherwise cease to be in effect for any reason, shall be unavailable or inadequate to cover any Liability of any member of the RMT Partner Group or SpinCo Group for any reason whatsoever or shall be cancelled, not renewed or not extended beyond the current expiration date or (ii) any insurer declines, denies, delays or obstructs any claim payment; provided that nothing in this Section 5.1(a) shall relieve any Party of any liability or damages resulting from a breach of the Merger Agreement.

(b) With the sole exception of claims, losses, damages or Liability based upon or arising from any acts, omissions, events or circumstances that occurred or existed prior to the Distribution Time and which would be otherwise covered under any occurrence-based insurance policies of the Company or any member of the Company Group (collectively, the “Covered Policies”), from and after the Distribution Time, SpinCo, any member of the SpinCo Group, RMT Partner, any member of the RMT Partner Group, or any of their respective employees (including former or inactive employees) shall cease to be insured by, shall have no access or availability to or under, shall not be entitled to make claims on or under and shall not be entitled to claim benefits from or seek coverage under, and shall not have any rights to or under, any of the Company’s or any member of the Company Group’s insurance policies or any of their respective self-insured programs in place immediately prior to the Distribution Time. Solely with respect to the Covered Policies, from and after the Distribution Time, with respect to any claims, losses, damages or Liability based upon or arising from acts, omissions, events or circumstances that occurred or existed prior to the Distribution Time, the Company will provide RMT Partner and SpinCo with access to, and SpinCo and the SpinCo Group may make claims under, the Covered Policies, but solely to the extent that such policies provided coverage for members of the SpinCo Group or the SpinCo Business prior to the Distribution Time; provided that such access to, and the right to make claims under, such insurance policies, shall be subject to the terms, conditions and exclusions of such insurance policies, including any limits on coverage or scope, any deductibles, self-insured retentions and other fees and expenses, and shall be subject to the following additional conditions:

(i) SpinCo shall notify the Company’s Director of Risk Management (or such other Person of the Company if there is no Director of Risk Management), reasonably promptly, of any incident, circumstance or occurrence that may lead to a claim made by SpinCo pursuant to this Section 5.1(b);

(ii) SpinCo shall reimburse the Company and the members of the Company Group for all claim-related payments made by the Company or any member of the Company Group on or after the Distribution Time that arise from claims made by SpinCo, any member of the SpinCo Group, RMT Partner, any member of the RMT Partner Group, any of their respective employees or any Third Party under the Company’s or any member of the Company Group’s self-insured, large deductible or fronted insurance programs for occurrences prior to the Distribution Time, including overhead, claim handling and administrative costs, taxes, surcharges, state assessments and other related costs. SpinCo and the other members of the SpinCo Group shall indemnify, hold harmless and reimburse the Company and the members of the Company Group for any deductibles, self-insured retention, fees, indemnity payments, settlements, judgments, legal fees, allocated claims expenses and claim handling fees, and other expenses incurred by the Company or any members of the Company Group to the extent resulting from any access to, or any claims made by SpinCo or any other members of the SpinCo Group, RMT Partner or any other members of the RMT Partner Group under, any of the Company’s or a member of the Company Group’s insurance policies provided pursuant to this Section 5.1(b) whether such claims are made by SpinCo, its employees or Third Parties; provided that neither SpinCo nor any other member of the SpinCo Group shall owe any obligations of indemnification, reimbursement or otherwise pursuant to this Section 5.1(b) with respect to any claims resulting from or arising out of the gross negligence, bad faith, fraud or intentional misconduct of the Company or any other members of the Company Group; and

(iii) SpinCo shall exclusively bear (and neither the Company nor any members of the Company Group shall have any obligation to repay or reimburse SpinCo, any member of the SpinCo Group, RMT Partner or any member of the RMT Partner Group for) and shall be liable for all excluded, uninsured, uncovered, unavailable or uncollectible amounts (including where any insurer declines, denies, delays or obstructs any claim payment) of all such claims made by SpinCo, any member of the SpinCo Group, RMT Partner or any member of the RMT Partner Group under the policies as provided for in this Section 5.1(b). Where a policy includes a reinstatement of limits, in the event an insurance policy aggregate is exhausted, or believed likely to be exhausted, due to noticed claims, the SpinCo Group, on the one hand, and the Company Group, on the other hand, shall be responsible for their pro rata portion of the reinstatement premium, if any, based upon the losses of such Group submitted to the Company’s insurance carrier(s) (including any submissions prior to the Distribution Time). To the extent that the Company Group, on the one hand, or the SpinCo Group, on the other hand, is allocated more than its pro rata portion of such premium due to the timing of losses submitted to the Company’s insurance carrier(s), the other party shall promptly pay the first party an amount so that each Group has been properly allocated its pro rata portion of the reinstatement premium. Subject to the following sentence, the Company, on the one hand, or SpinCo, on the other hand, may elect not to reinstate the policy aggregate even if available. In the event that the Company, on the one hand, or SpinCo, on the other hand, elects not to reinstate the policy aggregate, it shall provide prompt written notice to the other Party and shall have no rights to claim against or have any benefit from the reinstated limits. If either the Company, on the one hand, or SpinCo, on the other hand, elects to reinstate the policy aggregate, such Party shall be responsible for all reinstatement premiums and other costs associated with such reinstatement to the extent such Party has received notice from the other Party that such other Party does not elect to reinstate the limits.

(c) At the Distribution Time, SpinCo shall have in effect, and RMT Partner shall exercise its commercially reasonable efforts to cooperate with SpinCo in its efforts to obtain or effect, all insurance programs required to comply with SpinCo’s contractual obligations and such other policies required by Law or as reasonably necessary or appropriate for the SpinCo Business and the operation thereof by the SpinCo Group.

(d) Neither SpinCo, RMT Partner, any member of the SpinCo Group nor any member of the RMT Partner Group, in connection with making a claim under any insurance policy of the Company or any member of the Company Group pursuant to this Section 5.1, shall take any action that would be reasonably likely to: (i) have a material and adverse impact on the then-current relationship between the Company or any member of the Company Group, on the one hand, and the applicable insurance company, on the other hand; (ii) result in the applicable insurance company terminating or materially reducing coverage, or materially increasing the amount of any premium owed by the Company or any member of the Company Group under the applicable insurance policy; or (iii) otherwise compromise, jeopardize or interfere in any material respect with the rights of the Company or any member of the Company Group under the applicable insurance policy; provided that SpinCo’s, any member of the SpinCo Group’s, RMT Partner’s, any member of the RMT Partner Group’s, any of their respective employees’ or any Third Party’s making and pursuing of a claim to coverage pursuant to Section 5.1(b)(ii) shall not be deemed to be an action that triggers the foregoing clauses (i), (ii) or (iii).

(e) Any payments, costs, adjustments or reimbursements to be paid by SpinCo and/or RMT Partner pursuant to this Section 5.1 shall be billed quarterly and payable within thirty (30) days from receipt of an invoice from the Company. The Company shall retain the exclusive right to control its insurance policies and programs, including the right to exhaust, settle, release, commute, buyback or otherwise resolve disputes with respect to any of its insurance policies and programs and to amend, modify or waive any rights under any such insurance policies and programs, notwithstanding whether any such policies or programs apply to any SpinCo Liabilities and/or claims SpinCo has made or could make in the future, and no member of the SpinCo Group or RMT Partner Group shall erode, exhaust, settle, release, commute, buyback or otherwise resolve disputes with the Company’s insurers with respect to any of the Company’s insurance policies and programs, or amend, modify or waive any rights under any such insurance policies and programs; provided that the Company shall not terminate or make any material amendments, modifications or waivers to, or concessions under, any of the Covered Policies without providing RMT Partner with reasonable notice prior to taking any such actions. SpinCo and RMT Partner shall cooperate with the Company and, upon reasonable request by the Company, share such information as is reasonably necessary in order to permit the Company to manage and conduct its insurance matters as the Company deems appropriate. Each of the Company, on the one hand, and SpinCo, on the other hand, and any member of its applicable Group has the sole right to settle or otherwise resolve Third-Party Claims made against it or any member of its applicable Group covered under an applicable insurance policy.

(f) This Agreement shall not be considered as an attempted assignment of any policy of insurance or as a contract of insurance and shall not be construed to waive any right or remedy of any member of the Company Group in respect of any insurance policy or any other contract or policy of insurance.

(g) SpinCo and RMT Partner do hereby, for itself and each other member of its Group, agree that no member of the Company Group shall have any Liability whatsoever for any acts, omissions, events or circumstances that occurred prior to the Distribution Time relating to the insurance policies and practices of the Company and the members of the Company Group as in effect at any time, including as a result of the level or scope of any such insurance, the creditworthiness of any insurance carrier, the terms and conditions of any policy, or the adequacy or timeliness of any notice to any insurance carrier with respect to any claim or potential claim or otherwise; provided that nothing in the foregoing shall be deemed in any way to limit any Party’s right under this Agreement, the Merger Agreement or any other Transaction Document.

5.2 Late Payments. Except as expressly provided to the contrary in this Agreement or in any Transaction Document, any amount not paid when due pursuant to this Agreement or any Transaction Document (and any amounts billed or otherwise invoiced or demanded and properly payable that are not paid within ten (10) days of a notice of non-payment) shall accrue interest at a rate per annum equal to the prime rate published in the Wall Street Journal for the relevant period plus two percent (2%).

5.3 Treatment of Payments for Tax Purposes. For all applicable Tax purposes, the Parties agree to treat any payment required by this Agreement as set forth in Section 12 of the Tax Matters Agreement.

5.4 Inducement. SpinCo and RMT Partner acknowledge and agree that the Company’s willingness to cause, effect and consummate the Reorganization and the Distribution has been conditioned upon and induced by SpinCo’s and RMT Partner’s covenants and agreements in this Agreement, the Merger Agreement and the other Transaction Documents, including SpinCo’s assumption of the SpinCo Liabilities pursuant to the Reorganization and the provisions of this Agreement and SpinCo’s covenants and agreements contained in Article IV. The Company acknowledges and agrees that SpinCo’s and RMT Partner’s willingness to cause, effect and consummate the Reorganization and the Distribution, as applicable, has been conditioned upon and induced by the Company’s covenants and agreements in this Agreement, the Merger Agreement and the other Transaction Documents, including the Company’s assumption of the Company Liabilities pursuant to the Reorganization and the provisions of this Agreement and the Company’s covenants and agreements contained in Article IV.

5.5 Post-Distribution Time Conduct. The Parties acknowledge that, after the Distribution Time, each Party shall be independent of the other Party, with responsibility for its own actions and inactions and its own Liabilities relating to, arising out of or resulting from the conduct of its business, operations and activities following the Distribution Time, except as may otherwise be provided in the Merger Agreement or any Transaction Document, and each Party shall (except as otherwise provided in Article IV) use commercially reasonable efforts to prevent such Liabilities from being inappropriately borne by the other Party.

ARTICLE VI

EXCHANGE OF INFORMATION; CONFIDENTIALITY

6.1 Agreement for Exchange of Information.

(a) Subject to Section 6.9 and any other applicable confidentiality obligations, each of the Company, RMT Partner and SpinCo, on behalf of itself and each member of its Group, agrees to use commercially reasonable efforts to provide or make available, or cause to be provided or made available, to the other Party and the members of such other Party’s Group, at any time before, on or after the Distribution Time, reasonably promptly after written request therefor, any information (or a copy thereof) in the possession or under the control of such Party or its Group which the requesting Party or its Group requests to the extent that: (i) such information relates to the SpinCo Business, or any SpinCo Asset or SpinCo Liability, if SpinCo or RMT Partner is the requesting Party, or to the Company Business, or any Company Asset or Company Liability, if the Company is the requesting Party; (ii) such information is required by the requesting Party to comply with its obligations under this Agreement or the other Transaction Documents; or (iii) such information is required by the requesting Party to comply with any obligation imposed by any Governmental Authority; provided, however, that (A) the Company and the members of the Company Group shall be permitted to redact any portion of such information that does not relate to the SpinCo Business and (B) SpinCo and RMT Partner and the members of their respective Groups shall be permitted to redact any portion of such information that does not relate to the Company Business, and in the event that the Party to whom the request has been made determines that any such provision of information could be detrimental to the Party providing the information, violate any Law or agreement, waive any legal privilege available under applicable Law, including any attorney-client privilege, attorney work product privilege, and confidentiality privileges applying to federally authorized tax practitioners under Section 7525 of the Code (or any similar provision of state, local, foreign or other tax law), or breach any duty of confidentiality or other obligation owed to any Person, then the Parties shall use commercially reasonable efforts to permit compliance with such obligations to the extent and in a manner that avoids any such harm or consequence. The Party providing information pursuant to this Section 6.1 shall only be obligated to provide such information in the form, condition and format in which it then exists, and in no event shall such Party be required to perform any improvement, modification, conversion, updating or reformatting of any such information, and nothing in this Section 6.1 shall expand the obligations of either Party under Section 6.4.

(b) Without limiting the generality of the foregoing, until the end of the first full fiscal year of either Party occurring after the Distribution Date (and for a reasonable period of time thereafter for either Party to prepare consolidated financial statements or complete a financial statement audit for any period during which the financial results of the SpinCo Group were consolidated with those of the Company, which period shall not exceed the date on which each Party’s audited financial statements for the first full fiscal year after the Distribution Date are filed with the SEC), each Party shall use its commercially reasonable efforts to cooperate with the other Party’s information requests and, if reasonably requested by the other Party and at the requesting Party’s expense, provide such other cooperation as such Party may reasonably require, in each case to enable (i) the other Party to meet its timetable for dissemination of its earnings releases, financial statements and management’s assessment of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting in accordance with Items 307 and 308, respectively, of Regulation S-K promulgated under the Exchange Act, (ii) the other Party’s accountants to timely complete their review of the quarterly financial statements and audit of the annual financial statements, including, to the extent applicable to such Party, its auditor’s audit of its internal control over financial reporting and management’s assessment thereof in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, the SEC’s and Public Company Accounting Oversight Board’s rules and auditing standards thereunder and any other applicable Laws and (iii) such other Party to respond to any written request or official comment from a Governmental Authority including in connection with responding to a comment letter from the SEC; provided that in connection with this clause (iii), each Party shall provide reasonable assistance on the terms set forth in this Section 6.1 for a period of three years following the Distribution Date; provided, further, that any assistance sought by a Party pursuant to this Section 6.1 will only be if such Party receives a written request or an official comment from a Governmental Authority and will not be unreasonably disruptive to the business and affairs of the other Party.

(c) In furtherance of the foregoing, subject to the confidentiality provisions of this Agreement (including, for the avoidance of doubt, those set forth in Section 6.9) and to such Party’s confidentiality obligations to third parties and to the extent it relates to the time prior to the Distribution, at the requesting Party’s expense each Party shall authorize and request its respective auditors to make available to the other Party’s auditors (the “Other Party’s Auditors”) both the personnel who performed or are performing the annual audits of such audited Party (each such Party with respect to its own audit, the “Audited Party”) and work papers related to the annual audits of such Audited Party, in all cases within a reasonable time prior to such Audited Parties’ auditors’ opinion date, so that the Other Parties’ Auditors are able to perform the procedures they reasonably consider necessary to take responsibility for the work of the Audited Parties’ auditors as it relates to their auditors’ report on such other Parties’ financial statements, all within sufficient time to enable such other Party to meet its timetable for the filing of its annual financial statements with the SEC for the fiscal year in which the Distribution occurs (or, if the Distribution occurs in the first quarter of a fiscal year, the previous fiscal year).

6.2 Ownership of Information. The provision of any information pursuant to Section 6.1 or Section 6.7 shall not affect the ownership of such information (which shall be determined solely in accordance with the terms of this Agreement, the Merger Agreement and the other Transaction Documents) or constitute a grant of rights in or to any such information.

6.3 Compensation for Providing Information. The Party requesting information agrees to reimburse the other Party for the reasonable costs, if any, of creating, gathering, copying, transporting and otherwise complying with the request with respect to such information (including any reasonable costs and expenses incurred in any review of information for purposes of protecting the Privileged Information of the providing Party or in connection with the restoration of backup media for purposes of providing the requested information). Except as may be otherwise specifically provided elsewhere in this Agreement, the Merger Agreement or any other Transaction Document or any other agreement between the Parties, such costs shall be computed in accordance with the providing Party’s standard methodology and procedures.

6.4 Record Retention. Until the seven (7)-year anniversary of the Distribution Date, each Party agrees that it shall not destroy or otherwise dispose of, or permit the destruction or disposal of, any SpinCo Books and Records or any Company Books and Records in its or its Subsidiaries’ possession without first giving SpinCo and RMT Partner, on the one hand, or the Company, on the other hand, written notice of such intended destruction or disposition no later than twenty (20) days prior to the date of such destruction or disposition and offering such other Party the opportunity to copy such SpinCo Books and Records or Company Books and Records, as applicable, or to deliver to such other Party, at such other Party’s expense, custody of such SpinCo Books and Records or Company Books and Records, as applicable. Notwithstanding anything to the contrary in the foregoing, the Tax Matters Agreement will exclusively govern the retention of Tax-related records and the exchange of Tax-related information, and the Employee Matters Agreement will exclusively govern the retention of employment and benefits-related records.

6.5 Limitations of Liability. Neither Party shall have any Liability to the other Party in the event that any information exchanged or provided pursuant to this Agreement is found to be inaccurate in the absence of gross negligence, bad faith, fraud or willful misconduct by the Party providing such information. Neither Party shall have any Liability to any other Party if any information is destroyed after commercially reasonable efforts by such Party to comply with the provisions of Section 6.4.

6.6 Other Agreements Providing for Exchange of Information.

(a) The rights and obligations granted under this Article VI are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange, retention or confidential treatment of information set forth in the Merger Agreement and any Transaction Document.

(b) Any party that receives, pursuant to a request for information in accordance with this Article VI, Tangible Information that is not relevant to its request shall, at the written request of the providing Party, (i) return it to the providing Party or, at the providing Party’s written request, destroy such Tangible Information and (ii) deliver to the providing Party written confirmation that such Tangible Information was returned or destroyed, as the case may be, which confirmation shall be signed by an authorized representative of the requesting Party.

6.7 Production of Witnesses; Records; Cooperation.

(a) After the Distribution Time, subject to Section 6.9 and any other applicable confidentiality obligations, except in the case of a Dispute between the Company, RMT Partner and/or SpinCo, or any members of their respective Groups, each of the Company, on the one hand, and RMT Partner and/or SpinCo, on the other hand, shall use its commercially reasonable efforts to make available to the other Party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of its respective Group as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available without undue burden, to the extent that any such person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any Action in which the requesting Party (or member of its Group) may from time to time be involved, regardless of whether such Action is a matter with respect to which indemnification may be sought hereunder. The requesting Party shall bear all costs and expenses in connection therewith.

(b) If an Indemnifying Party chooses to defend or to seek to compromise or settle any Third-Party Claim, then, subject to Section 6.9 and any other applicable confidentiality obligations, the other Party shall make available to such Indemnifying Party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of its respective Group as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available without undue burden, to the extent that any such person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with such defense, settlement or compromise, or such prosecution, evaluation or pursuit, as the case may be, and shall otherwise cooperate in such defense, settlement or compromise, or such prosecution, evaluation or pursuit, as the case may be.

(c) Without limiting the foregoing, the Parties shall cooperate and consult to the extent reasonably necessary with respect to any Actions.

(d) Without limiting any provision of this Section 6.7, each of the Parties agrees to cooperate, and to cause each member of its respective Group to cooperate, with each other in the defense of any infringement or similar claim with respect to any Intellectual Property and shall not claim to acknowledge, or permit any member of its respective Group to claim to acknowledge, the validity or infringing use of any Intellectual Property of a Third Party in a manner that would hamper or undermine the defense of such infringement or similar claim.

(e) The obligation of the Parties to provide witnesses pursuant to this Section 6.7 is intended to be interpreted in a manner so as to facilitate cooperation and shall include the obligation to provide as witnesses directors, officers, employees, other personnel and agents without regard to whether such person or the employer of such person could assert a possible business conflict (subject to the exception set forth in the first sentence of Section 6.7(a)).

6.8 Privileged Matters.

(a) The Parties recognize that legal and other professional services that have been and will be provided prior to the Distribution Time have been and will be rendered for the collective benefit of each of the members of the Company Group and the SpinCo Group, and that each of the members of the Company Group and the SpinCo Group should be deemed to be the client with respect to such services for the purposes of asserting all privileges which may be asserted under applicable Law in connection therewith. The Parties recognize that legal and other professional services will be provided following the Distribution Time, which services will be rendered solely for the benefit of the Company Group, on the one hand, or the SpinCo Group and the RMT Partner Group, on the other hand, as the case may be. In furtherance of the foregoing, each of the Company, on the one hand, and SpinCo and RMT Partner, on the other hand, shall authorize the delivery to and/or retention by the other Party of materials existing as of the Distribution Time that are necessary for such other Party to perform such services.

(b) The Parties agree as follows:

(i) The Company shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to the Company Business and not to the SpinCo Business, whether or not the Privileged Information is in the possession or under the control of any member of the Company Group, on the one hand, or any member of the SpinCo Group or the RMT Partner Group, on the other hand. The Company shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to any Company Liabilities resulting from any Actions that are now pending or may be asserted in the future, whether or not the Privileged Information is in the possession or under the control of any member of the Company Group, on the one hand, or any member of the SpinCo Group or the RMT Partner Group, on the other hand;

(ii) RMT Partner and SpinCo shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to the SpinCo Business and not to the Company Business, whether or not the Privileged Information is in the possession or under the control of any member of the SpinCo Group or the RMT Partner Group, on the one hand, or any member of the Company Group, on the other hand. Notwithstanding anything to the contrary in the foregoing, the Company shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any proposed sale, spin-off or other disposition of the SpinCo Business or the preparation, negotiation or execution of this Agreement, the Merger Agreement or any other Transaction Document or any other transaction including or regarding the SpinCo Business in lieu of any of the foregoing. RMT Partner and SpinCo shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to any SpinCo Liabilities resulting from any Actions that are now pending or may be asserted in the future, whether or not the Privileged Information is in the possession or under the control of any member of the SpinCo Group or the RMT Partner Group, on the one hand, or any member of the Company Group, on the other hand; and

(iii) If the Parties do not agree as to whether certain information is Privileged Information, then such information shall be treated as Privileged Information, and the Party that believes that such information is Privileged Information shall be entitled to control the assertion or waiver of all privileges and immunities in connection with any such information unless the Parties otherwise agree. The Parties shall use the procedures set forth in Article VII to resolve any disputes as to whether any information relates solely to the Company Business, solely to the SpinCo Business, or to both the Company Business and the SpinCo Business.

(c) Subject to the remaining provisions of this Section 6.8, the Parties agree that they shall have a shared privilege or immunity with respect to all privileges and immunities not allocated pursuant to Section 6.8(b) and all privileges and immunities relating to any Actions or other matters that involve both Parties (or one (1) or more members of their respective Groups) and in respect of which both Parties have Liabilities under this Agreement, and that no such shared privilege or immunity may be waived by either Party without the consent of the other Party.

(d) If any Dispute arises between the Parties or any members of their respective Groups regarding whether a privilege or immunity should be waived to protect or advance the interests of either Party and/or any member of their respective Groups, each Party agrees that it shall: (i) negotiate with the other Parties in good faith; (ii) endeavor to minimize any prejudice to the rights of the other Parties; and (iii) not unreasonably withhold consent to any request for waiver by the other Parties. Further, each Party specifically agrees that it shall not withhold its consent to the waiver of a privilege or immunity for any purpose except in good faith to protect its own legitimate interests.

(e) In the event of any Dispute between the Company and SpinCo or RMT Partner, or any members of their respective Groups, either Party may waive a privilege in which the other Party or member of such other Party’s Group has a shared privilege, without obtaining consent pursuant to Section 6.8(c); provided that the Parties intend such waiver of a shared privilege to be effective only as to the use of information with respect to the Action between the Parties and/or the applicable members of their respective Groups, and is not intended to operate as a waiver of the shared privilege with respect to any Third Party.

(f) Upon receipt by either Party, or by any member of its respective Group, of any subpoena, discovery or other request that may reasonably be expected to result in the production or disclosure of Privileged Information subject to a shared privilege or immunity or as to which another Party has the sole right hereunder to assert a privilege or immunity, or if either Party obtains knowledge that any of its, or any member of its respective Group’s, current or former directors, officers, agents or employees have received any subpoena, discovery or other requests that may reasonably be expected to result in the production or disclosure of such Privileged Information, such Party shall promptly notify the other Party or Parties of the existence of the request (which notice shall be delivered to such other Party no later than five (5) Business Days following the receipt of any such subpoena, discovery or other request) and shall provide the other Party or Parties a reasonable opportunity to review the Privileged Information and to assert any rights it or they may have under this Section 6.8 or otherwise, to prevent the production or disclosure of such Privileged Information.

(g) Any furnishing of, or access or transfer of, any information pursuant to this Agreement is made in reliance on the agreement of the Parties set forth in this Section 6.8 and Section 6.9 to maintain the confidentiality of Privileged Information and to assert and maintain all applicable privileges and immunities. The Parties agree that their respective rights to any access to information, witnesses and other Persons, the furnishing of notices and documents and other cooperative efforts between the Parties contemplated by this Agreement, and the transfer of Privileged Information between the Parties and members of their respective Groups as needed pursuant to this Agreement, shall not be deemed a waiver of any privilege that has been or may be asserted under this Agreement or otherwise.

(h) In connection with any matter contemplated by Section 6.7 or this Section 6.8, the Parties agree to, and to cause the applicable members of their Group to, use commercially reasonable efforts to maintain their respective separate and joint privileges and immunities, including by executing joint defense and/or common interest agreements where necessary or useful for this purpose.

6.9 Confidentiality. Notwithstanding anything to the contrary in this Article VI, (i) to the extent that the Merger Agreement, a Transaction Document or other Contract other than this Agreement pursuant to which a Party or another Person in its respective Group is bound or its confidential and proprietary information is subject provides that certain information shall be confidentially maintained on a basis that is more protective of such information or for a longer period of time than provided for herein, then the applicable provisions contained in the Merger Agreement, the Confidentiality Agreement, such Transaction Document or other Contract shall control with respect thereto and (ii) a Party and the applicable members of its respective Group shall have no right to use any confidential or proprietary information of the disclosing Party unless otherwise provided for in this Agreement, the Merger Agreement, the Confidentiality Agreement, another Transaction Document or a Contract between the Parties or a member of its respective Group. Each Party further acknowledges and agrees that, notwithstanding anything in this Section 6.9 to the contrary, (i) representatives of the Company and the members of the Company Group may retain certain residual knowledge of the confidential and proprietary information concerning SpinCo or a member of the SpinCo Group and (ii) representatives of SpinCo and the members of the SpinCo Group may retain certain residual knowledge of the Company or a member of the Company Group, in each case, that are or may be indistinguishable from generalized industry knowledge and, accordingly, each Party acknowledges and agrees that nothing herein shall prohibit any Party (or its Group) from using or otherwise exploiting for its own benefit or for the benefit of any third Person such residual knowledge; provided that (A) such residual knowledge has been retained solely in the unaided memory of the Company, SpinCo or such representatives, as applicable (in each case, without intentional memorization) in intangible form and without use, copying or reference to any documented or tangible copies of the other Party’s or the members of its Group’s confidential and proprietary information, and is not intentionally used in a manner that would breach, or would reasonably be expected to encourage a breach, of this Section 6.9, (B) the foregoing will not be deemed in any event to provide any right for any member of the Company Group to infringe any SpinCo Intellectual Property or any rights of any third parties that have licensed or provided materials to the SpinCo Business, or otherwise to grant any license with respect to any SpinCo Intellectual Property (which license rights shall be solely contained in the Intellectual Property Matters Agreement), (C) the foregoing will not be deemed in any event to provide SpinCo with any right to infringe any Intellectual Property of the Company or any rights of any third parties that have licensed or provided material to the Company, or otherwise to grant any license with respect to any Intellectual Property of the Company (which license rights shall be solely contained in this Agreement and the Intellectual Property Matters Agreement), and (D) other than as expressly set forth in the Merger Agreement or any Transaction Document, any use of such residual knowledge is on an “as-is, where-is” basis, with all faults and all representations and warranties disclaimed and at the sole risk of such Representatives, the Company, SpinCo and each Parties’ Group, as applicable.

(a) Confidentiality. Subject to Section 6.10, and except as contemplated by this Agreement, the Merger Agreement, any other Transaction Document, from and after the Distribution Time until the three (3)-year anniversary of the Distribution Time, each of the Company, RMT Partner and SpinCo, on behalf of itself and each member of its respective Group, agrees to hold, and to cause its respective Representatives to hold, in strict confidence, with at least the same degree of care that applies to its own confidential and proprietary information pursuant to policies in effect as of the Distribution Time, all confidential and proprietary information concerning the other Party or any member of the other Party’s Group or their respective businesses that is either in its possession (including confidential and proprietary information in its possession prior to the date hereof) or furnished by any such other Party or any member of such Party’s Group or their respective Representatives at any time pursuant to this Agreement, the Merger Agreement or any other Transaction Document or otherwise, and shall not use any such confidential and proprietary information other than for such purposes as shall be expressly permitted hereunder or thereunder, except, in each case, to the extent that such confidential and proprietary information has been (i) in the public domain or generally available to the public, other than as a result of a disclosure by such Party or any member of such Party’s Group or any of their respective Representatives in violation of this Agreement, (ii) later lawfully acquired from other sources by such Party (or any member of such Party’s Group) which sources are not themselves known by such Party (or any member of such Party’s Group) to be bound by a confidentiality obligation or other contractual, legal or fiduciary obligation of confidentiality with respect to such confidential and proprietary information, or (iii) independently developed or generated without reference to or use of any proprietary or confidential information of the other Party or any member of such Party’s Group. Notwithstanding the foregoing three (3)-year period, the Company’s, RMT Partner’s and SpinCo’s obligations with respect to confidential and proprietary information that constitutes Trade Secrets shall survive and continue for so long as such confidential and proprietary information retains its status as a Trade Secret. If any confidential and proprietary information of one Party or any member of its Group is disclosed to the other Party or any member of such other Party’s Group in connection with providing services to such first Party or any member of such first Party’s Group under this Agreement, the Merger Agreement or any other Transaction Document, then such disclosed confidential and proprietary information shall be used only as required to perform such services.

(b) No Release; Return or Destruction. Each Party agrees not to release or disclose, or permit to be released or disclosed, any information addressed in Section 6.9(a) to any other Person, except its Representatives who reasonably need to know such information in their capacities as such (who shall be advised of their obligations hereunder with respect to such information), and except in compliance with Section 6.10. Without limiting the foregoing, when any such information is no longer needed for the purposes contemplated by this Agreement, the Merger Agreement or any other Transaction Document, and is no longer subject to any legal hold or other document preservation obligation, each Party will promptly after written request of the other Party either return to the other Party all such information in a tangible form (including all copies thereof and all notes, extracts or summaries based thereon) or notify the other Party in writing that it has destroyed such information (and such copies thereof and such notes, extracts or summaries based thereon); provided that the Parties may retain electronic back-up versions of such information maintained on routine computer system backup tapes, disks or other backup storage devices; provided, further, that any such information so retained shall remain subject to the confidentiality provisions of this Agreement, the Merger Agreement or any other Transaction Document.

(c) Third-Party Information; Privacy or Data Protection Laws. Each Party acknowledges that it and members of its Group may presently have and, following the Distribution Time, may gain access to or possession of confidential or proprietary information of, or legally protected Personal Information (including personal health information) relating to, Third Parties (i) that was received under privacy policies or notices and/or confidentiality or non-disclosure agreements entered into between such Third Parties, on the one hand, and the other Party or members of such other Party’s Group, on the other hand, prior to the Distribution Time; or (ii) that, as between the two Parties, was originally collected by the other Party or members of such other Party’s Group and that may be subject to and protected by privacy policies or notices, as well as applicable data privacy Laws or other applicable Laws. Each Party agrees that it shall hold, protect and use, and shall cause the members of its Group and its and their respective Representatives to hold, protect and use, in strict confidence the confidential and proprietary information of, or legally protected Personal Information (including personal health information) relating to, Third Parties in accordance with the obligations outlined in the applicable privacy policies (provided that such policies were made available to the other Party prior to the receipt of such confidential and proprietary information or Personal Information) or notices and applicable data privacy Laws or other applicable Laws and the terms of any agreements that were either entered into before the Distribution Time or affirmative commitments or representations that were made before the Distribution Time by, between or among the other Party or members of the other Party’s Group, on the one hand, and such Third Parties, on the other hand.

(d) Notwithstanding anything to the contrary in this Section 6.9, to the extent that the treatment, maintenance, use, non-use, disclosure or non-disclosure of any confidential and proprietary information concerning a Party or any member of the other Party’s Group or their respective businesses is expressly addressed in the Merger Agreement or in any Transaction Document, the applicable terms of such document or agreement will control in such situations.

6.10 Protective Arrangements. In the event that the Company or any member of its Group, on the one hand, or SpinCo or RMT Partner or any member of their respective Groups, on the other hand, either is requested or required to disclose any information pursuant to applicable Law or receives any request or demand under lawful process or from any Governmental Authority to disclose or provide information of the other Party(ies) (or any member of the other Party(ies)’s Group) that is subject to the confidentiality provisions hereof, such Party(ies) shall notify the other Party(ies) (to the extent legally permitted) as promptly as practicable under the circumstances and shall cooperate, at the expense of the other Party(ies), in seeking any appropriate protective order. The Party(ies) receiving the request or demand shall exercise commercially reasonable efforts to take, at the expense of the other Party(ies), reasonable steps necessary to obtain confidential treatment of such information. Subject to the foregoing, the Party(ies) that received such request or demand may thereafter disclose or provide information to the extent requested or required by such Law or by lawful process or such Governmental Authority.

6.11 Technology Transfer. In the event that the Company or any member of its Group, on the one hand, or SpinCo or RMT Partner or any member of their respective Groups, on the other hand, either is requested or required to disclose any information pursuant to applicable Law or receives any request or demand under lawful process or from any Governmental Authority to disclose or provide information of the other Party(ies) (or any member of the other Party(ies)’s Group) that is subject to the confidentiality provisions hereof, such Party(ies) shall notify the other Party(ies) (to the extent legally permitted) as promptly as practicable under the circumstances and shall cooperate, at the expense of the other Party(ies), in seeking any appropriate protective order. The Party(ies) receiving the request or demand shall exercise commercially reasonable efforts to take, at the expense of the other Party(ies), reasonable steps necessary to obtain confidential treatment of such information. Subject to the foregoing, the Party(ies) that received such request or demand may thereafter disclose or provide information to the extent requested or required by such Law or by lawful process or such Governmental Authority.

ARTICLE VII

DISPUTE RESOLUTION

7.1 Negotiation. Except as specifically provided, subject to Section 7.4, any Party seeking resolution of any dispute, controversy or claim arising out of or relating to this Agreement or any other Transaction Document (including regarding whether any Assets are SpinCo Assets or Company Assets, any Liabilities are SpinCo Liabilities or Company Liabilities or the validity, interpretation, breach or termination of this Agreement or any Transaction Document) (a “Dispute”), shall provide written notice thereof to the Chief Financial Officer of the Company or RMT Partner, as applicable, with a copy provided to the General Counsel of the Company or RMT Partner, as applicable (the “Negotiation Request”). As soon as reasonably practicable following receipt of a Negotiation Request, an appropriate executive or other representative at a senior level of management of each of the Company and RMT Partner (or, if the Parties agree, of the appropriate strategic business unit or division within such entity) identified by the Chief Financial Officers of each of the Company and RMT Partner, as applicable, shall begin conducting good faith negotiations with respect to such Dispute. All such negotiations shall be confidential and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence. If the Company and RMT Partner are unable for any reason to resolve a Dispute through such negotiations within thirty (30) days of receipt of a Negotiation Request, and such thirty (30)-day period is not extended by mutual written consent of the Company and RMT Partner, the Dispute shall be submitted to mediation in accordance with Section 7.2.

7.2 Mediation. In the event that a Dispute has not been resolved within thirty (30) days of the receipt of a Negotiation Request in accordance with Section 7.1 or within such longer period as the Parties may agree to in writing, then such Dispute shall, upon the written request of the Company or RMT Partner (the “Mediation Request”), be submitted to mandatory mediation in accordance with the International Institute for Conflict Prevention & Resolution (“CPR”) Mediation Procedure (the “Procedure”), then in effect, except as modified herein. The mediation shall be held in (i) New York, New York or (ii) such other place as the Parties may mutually agree in writing. The Company and RMT Partner shall have twenty (20) days from receipt of a Mediation Request to agree on a mediator. If no mediator has been agreed upon by the Company and RMT Partner within twenty (20) days of receipt of a Mediation Request, then the Company or RMT Partner may request (on written notice to the other Party) that CPR appoint a mediator in accordance with the Procedure. If the Dispute has not been resolved within sixty (60) days of the appointment of a mediator, or within such longer period as the Parties may agree to in writing, either the Company or RMT Partner may commence litigation in accordance with Section 10.3; provided, however, that if one Party fails to participate in the mediation, the other Party may commence litigation in accordance with Section 10.3 prior to the expiration of the time periods set forth above.

7.3 Litigation. Notwithstanding the foregoing provisions of this Article VII, a Party may seek preliminary provisional or injunctive judicial relief with respect to a Dispute without first complying with the procedures set forth in Section 7.1 and 7.2 if such action is reasonably necessary to avoid irreparable damage.

7.4 Conduct During Dispute Resolution Process. Unless otherwise agreed in writing, the Parties shall, and shall cause the respective members of their Groups to, continue to honor all commitments under this Agreement and each Transaction Document to the extent required by such agreements during the course of dispute resolution pursuant to the provisions of this Article VII, unless such commitments are the specific subject of the Dispute at issue.

ARTICLE VIII

FURTHER ASSURANCES AND ADDITIONAL COVENANTS

8.1 Further Assurances.

(a) In addition to the actions provided for elsewhere in this Agreement, each of the Parties shall (and will cause their respective Subsidiaries to), prior to, on and after the Distribution Time, to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws, regulations and agreements to consummate and make effective the transactions contemplated by this Agreement and the other Transaction Documents.

(b) Without limiting the foregoing, prior to, on and after the Distribution Time, each Party hereto shall cooperate with the other Parties, and without any further consideration, but at the expense of the requesting Party, to execute and deliver, or cause to be executed and delivered, all instruments, including instruments of conveyance, assignment and transfer, and to make all filings with, and to obtain all Approvals or Notifications of, any Governmental Authority or any other Person under any permit, license, agreement, indenture or other instrument (including any consents or Governmental Approvals), and to take all such other actions as such Party may reasonably be requested to take by the other Parties from time to time, consistent with the terms of this Agreement, and the other Transaction Documents, in order to effectuate the provisions and purposes of this Agreement and the other Transaction Documents and the transfers of the SpinCo Assets and the Company Assets and the assignment and assumption of the SpinCo Liabilities and the Company Liabilities and the other transactions contemplated hereby and thereby. Without limiting the foregoing, each Party will, at the reasonable request, cost and expense of the requesting Party, take such other actions as may be reasonably necessary to vest in the Company or SpinCo, as the case may be, good and marketable title to the Assets allocated to such Party under this Agreement or any of the other Transaction Documents, free and clear of any Security Interest, if and to the extent it is practicable to do so.

(c) On or prior to the Distribution Time, the Company and SpinCo in their respective capacities as direct and indirect stockholders of the members of their Groups shall each ratify any actions which are reasonably necessary or desirable to be taken by the Company, SpinCo or any of the members of their respective Groups, as the case may be, to effectuate the transactions contemplated by this Agreement and the other Transaction Documents.

(d) Following the Distribution Time, SpinCo shall be responsible for recording the applicable assignment of SpinCo Intellectual Property to SpinCo or its designees with the intellectual property offices and registrars and other similar authorities where SpinCo Intellectual Property is still recorded in the name of the Company or any of its Affiliates (other than another member of the SpinCo Group). Following SpinCo’s reasonable request, following the Distribution Time, the Company shall, and shall cause the other members of its Group to, exercise its reasonable efforts to cooperate with SpinCo in connection therewith. In the event that the Company is required to take any action in order for SpinCo to complete recordation of such SpinCo Intellectual Property in accordance with the first sentence of this Section 8.1(d), then following SpinCo’s reasonable request, the Company shall, and shall cause the other members of its Group to, exercise its reasonable efforts to cooperate with SpinCo as may be required to effectuate such recordation. The Company shall reimburse SpinCo for any reasonable and documented out-of-pocket government filing fees incurred in connection with initial recordation of ownership in the name of SpinCo or its designees; provided that such fees are incurred and invoiced to the Company within twelve (12) months following the Distribution Date. SpinCo shall bear the first two million five hundred thousand dollars ($2,500,000) of agent fees, translation costs, or other professional or administrative service fees incurred in connection with the activities described in this Section 8.1(d), and the Company and SpinCo shall bear equally (i.e., fifty percent (50%) each) any such costs or fees in excess of two million five hundred thousand dollars ($2,500,000); provided that any such costs and fees are incurred and invoiced to the Company within two (2) years following the Distribution Date. Further, the Company shall use its reasonable efforts to provide SpinCo, as soon as reasonably practicable following the Distribution Time, with an extract of any information constituting SpinCo Books and Records maintained in the Company’s docketing system (Anaqua) in connection with any SpinCo Intellectual Property.

8.2 Use of the BD Name and BD Marks. SpinCo and RMT Partner undertake to (and to cause the members of their respective Groups to) discontinue the use of the name “BD”, “Becton Dickinson” and other Trademarks owned by the Company and used in the operation of the SpinCo Business (other than those Trademarks included in the SpinCo Intellectual Property) (the “Company Marks”) as soon as reasonably practicable after the Distribution Time, but in any case not longer than a three (3)-year period commencing on the Distribution Date, except in the case of a Deferred SpinCo Local Business, in which case not longer than the later of (x) a two (2)-year period commencing on the date of the local closing applicable to such Deferred SpinCo Local Business and (y) a period commencing on the date of the local closing applicable to such Deferred SpinCo Local Business and ending on the three year anniversary of the Distribution Date; provided that the applicable period shall be extended if use of the Company Marks is required in connection with the sale of Inventory (subject to this Section 8.2), regulatory registrations, or otherwise required by applicable regulatory requirements, which extension shall be for no longer than the minimum period required by such requirements (the “Transition Period”). Notwithstanding the foregoing, effective as of the Distribution Time, the Company, on behalf of itself and its Affiliates, hereby grants to the members of the SpinCo Group a non-exclusive, sublicensable, worldwide and royalty-free license to continue to temporarily use the Company Marks and related trademark symbols in legal entity names, for the sale of Inventory containing such name or trademark applied to such products created and for the related regulatory registrations for such Inventory: (a) prior to the Distribution Time or (b) during the applicable Transition Period; provided that SpinCo shall (and shall cause the members of the SpinCo Group and its sublicensees to) use the Company Marks solely to the extent and in substantially the same manner as used by the SpinCo Business in the twelve (12) months immediately prior to the Distribution Time and at a level of quality substantially similar to that in effect as of the Distribution Time. Notwithstanding the foregoing, SpinCo and the other members of the SpinCo Group shall not be prohibited from continuing to use the Company Marks after the Distribution Time (i) as required by applicable Law and to the extent required to perform any contractual obligations pursuant to any SpinCo Contracts (provided that RMT Partner and SpinCo shall use reasonable best efforts to amend and/or modify any such SpinCo Contracts to minimize SpinCo’s and the other members of the SpinCo Group’s obligations to use the Company Marks after the Distribution Time), (ii) on internal business and legal documents and items and (iii) in a neutral, non-trademark manner to describe the history of the SpinCo Business and otherwise as permitted by “fair use” principles; provided that such use does not suggest sponsorship, endorsement, or affiliation with the Company or the members of its Group or give rise to a likelihood of confusion.

8.3 Cooperation. Between the date hereof and the earlier of the Distribution Date and valid termination of this Agreement, the Parties shall and shall cause their respective Groups to, at their own cost and expense, cooperate and work together in good faith to prepare and plan for the smooth and orderly transition of the SpinCo Business to RMT Partner; provided, for the avoidance of doubt, that neither Party shall be required to agree to (a) any amendment, modification or other change to this Agreement, Merger Agreement or any other Transaction Document or (b) any non-de minimis payment or concession with an adverse effect on such Party (other than any payment or concession that is fully reimbursed by the other Party), in each case, in connection with the cooperation process described in this Section 8.3. In furtherance of the foregoing, each of the Company and RMT Partner shall ensure that appropriate representatives of the Company or RMT Partner and their respective Groups (as applicable) with sufficient knowledge and qualifications to prepare and plan for the transition of the operations of the SpinCo Business shall participate in transition service planning meetings (in-person or virtually) on a regular basis as reasonably agreed between the Company and RMT Partner, to discuss the overall status and plans for the transition of the SpinCo Business to RMT Partner and such other matters as may be reasonably agreed between RMT Partner and the Company.

8.4 Ancillary Agreements.

(a) Each of the Company, SpinCo and RMT Partner agrees that it will use its reasonable best efforts to cooperate in good faith to finalize the Contract Manufacturing Agreements (including the schedules and exhibits thereto) so that such agreements shall be executed on the Closing Date, taking into consideration the nature and circumstances of the transactions contemplated by this Agreement and any key terms or principles set forth on Schedule 8.4(a). In connection with the foregoing, between the date hereof and the Closing Date, the Company, SpinCo and RMT Partner will cooperate reasonably and in good faith to finalize the scope and other terms of the Contract Manufacturing Agreements (including the schedules and exhibits thereto), (which such cooperation shall include, to the extent reasonably requested by SpinCo or RMT Partner, access to data and information reasonably available to the Company related to the applicable services and making appropriate, knowledgeable personnel of the Company, its Affiliates or SpinCo reasonably available to participate in meetings and other discussions relating to the foregoing). Notwithstanding the foregoing, the parties agree that, if the Company, SpinCo and RMT Partner do not agree to the Contract Manufacturing Agreements prior to the Closing, the terms and conditions set forth on Schedule 8.4(a) shall be effective as of the Closing as if it were part of the Contract Manufacturing Agreements, as applicable, and shall be legally binding upon the Company, SpinCo and RMT Partner.

(b) Without limiting the foregoing, from the date hereof until the earlier of the Closing or the termination of this Agreement pursuant to Article IX, SpinCo may, in its sole discretion, upon notice to the Company, remove or reduce any service or services included in the Transition Services Agreement; provided that any such removed or reduced service shall not remove or reduce any fees, costs or expenses associated with such removed or reduced service, and the Parties shall promptly update Schedule A-1 to the Transition Services Agreement to reflect such removal or reduction.

ARTICLE IX

TERMINATION

9.1 Termination. This Agreement shall terminate immediately upon termination of the Merger Agreement, if the Merger Agreement is terminated in accordance with its terms prior to the Distribution. After the Distribution, this Agreement may not be terminated except by an agreement in writing signed by a duly authorized officer of each of the Company, SpinCo and RMT Partner.

9.2 Effect of Termination. In the event of any termination of this Agreement prior to the Distribution Time, no Party (nor any of its directors, officers or employees) shall have any Liability or further obligation to the other Party by reason of this Agreement.

ARTICLE X

MISCELLANEOUS

10.1 Counterparts; Entire Agreement; Corporate Power.

(a) This Agreement and each Transaction Document may be executed in one (1) or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one (1) or more counterparts have been signed by each of the Parties and delivered to the other Party.

(b) This Agreement, the other Transaction Documents and the Exhibits, Schedules and appendices hereto and thereto contain the entire agreement between the Parties with respect to the subject matter hereof, supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter, and there are no agreements or understandings between the Parties other than those set forth or referred to herein or therein. This Agreement and the other Transaction Documents together govern the arrangements in connection with the Reorganization and the Distribution and would not have been entered into independently.

(c) The Company represents on behalf of itself and each other member of the Company Group, RMT Partner represents on behalf of itself and its Subsidiaries, and SpinCo represents on behalf of itself and each other member of the SpinCo Group, as follows:

(i) each such Person has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform its obligations under this Agreement and each other Transaction Document to which it is a party and to consummate the transactions contemplated hereby and thereby; and

(ii) this Agreement and each other Transaction Document to which it is a party has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms thereof.

(d) Each Party acknowledges that it and each other Party is executing this Agreement and certain of the Transaction Documents by facsimile, stamp, electronic or mechanical signature, and that delivery of an executed counterpart of a signature page to this Agreement or any other Transaction Document (whether executed by manual, stamp, electronic or mechanical signature) by facsimile or by e-mail in portable document format (PDF) shall be effective as delivery of such executed counterpart of this Agreement or any other Transaction Document. Each Party expressly adopts and confirms each such facsimile, stamp, electronic or mechanical signature (regardless of whether delivered in person, by mail, by courier, by facsimile or by e-mail in portable document format (PDF)) made in its respective name as if it were a manual signature delivered in person, agrees that it will not assert that any such signature or delivery is not adequate to bind such Party to the same extent as if it were signed manually and delivered in person and agrees that, at the reasonable request of the other Party at any time, it will as promptly as reasonably practicable cause each such Transaction Document to be manually executed (any such execution to be as of the date of the initial date thereof) and delivered in person, by mail or by courier.

10.2 Survival of Covenants. Except as expressly set forth in this Agreement or any other Transaction Document, the covenants and other agreements contained in this Agreement and each other Transaction Document, and liability for the breach of any covenants and other agreements contained herein or therein, shall survive each of the Reorganization, the Distribution and the Merger, and shall remain in full force and effect.

10.3 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a) This Agreement and, unless expressly provided therein, each other Transaction Document (and any claims or disputes arising out of or related hereto or thereto or to the transactions contemplated hereby and thereby or to the inducement of any party to enter herein and therein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed and interpreted in accordance with the Laws of the State of Delaware irrespective of the choice of laws principles of the State of Delaware including all matters of validity, construction, effect, enforceability, performance and remedies.

(b) Each Party hereto irrevocably agrees that any litigation relating to any Dispute with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, solely in the case that the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (the “Chosen Courts”). Each of the Parties hereto hereby irrevocably submits with regard to any such Dispute for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the Chosen Courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Chosen Courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Dispute with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the Chosen Courts, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the Dispute in such court is brought in an inconvenient forum, (B) the venue of such Dispute is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each Party hereto hereby consents to the service of process in accordance with Section 10.6; provided that (I) nothing herein shall affect the right of any Party to serve legal process in any other manner permitted by Law and (II) each such Party’s consent to jurisdiction and service contained in this Section 10.3(b) is solely for the purpose referred to in this Section 10.3(b) and shall not be deemed to be a general submission to said courts or in the State of Delaware other than for such purpose.

(c) EACH PARTY HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

10.4 Assignability. Except as set forth in this Agreement or any other Transaction Document, this Agreement and each other Transaction Document shall be binding upon and inure to the benefit of the Parties and the parties thereto, respectively, and their respective successors and permitted assigns; provided, however, that neither Party nor any such party thereto may assign its rights or delegate its obligations under this Agreement or any other Transaction Document without the express prior written consent of the other Party hereto or other parties thereto, as applicable.

10.5 Third-Party Beneficiaries. Except for the indemnification rights under this Agreement or any of the other Transaction Documents of any Company Indemnitee or SpinCo Indemnitee in their respective capacities as such, and except as otherwise set forth in the Merger Agreement, (a) the provisions of this Agreement and the other Transaction Documents are solely for the benefit of the Parties and are not intended to confer upon any Person except the Parties any rights or remedies hereunder and (b) there are no third-party beneficiaries of this Agreement or any Transaction Document and none of this Agreement or any of the other Transaction Documents shall provide any Third Party with any remedy, claim, Liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement or any Transaction Document, as applicable.

10.6 Notices. All notices, requests, claims, demands or other communications under this Agreement and, to the extent applicable and unless otherwise provided therein, under this Agreement and each of the Transaction Documents, shall be in writing and shall be given or made (and except as provided herein, shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by certified mail, return receipt requested, by electronic mail (“e-mail”), so long as confirmation of receipt of such e-mail is requested and received, to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.6):

If to the Company or, prior to the Distribution Date, to SpinCo, to:

Becton, Dickinson and Company

1 Becton Drive

Franklin Lakes, New Jersey 07417

Telephone: (201) 847-6800

Attention: Joseph LaSala

  Chief Counsel-Transactions/M&A

E-mail:    [#####]

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Telephone: (212) 403-1000

Attention: David K. Lam; Jenna E. Levine

E-mail: DKLam@wlrk.com; JELevine@wlrk.com

If to RMT Partner or, following the Distribution Date, to SpinCo, then to:

Waters Corporation

34 Maple Street

Milford, MA 01757

Telephone: (508) 478-2000

Attention:  General Counsel

E-mail:   [#####]

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue,

New York, NY 10022

Telephone: (212) 446-4800

Attention:  Daniel E. Wolf, P.C.; David M. Klein, P.C.; Allie M. Wein, P.C.; Steven M. Choi

E-mail:   daniel.wolf@kirkland.com; dklein@kirkland.com;

allie.wein@kirkland.com; steven.choi@kirkland.com

A Party may, by notice to the other Party, change the address to which such notices are to be given or made.

10.7 Severability. If any provision of this Agreement or any other Transaction Document or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof or thereof, or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. Upon such determination, the Parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect the original intent of the Parties.

10.8 No Set-Off. Except as expressly set forth in any Transaction Document or as otherwise mutually agreed to in writing by the Parties, neither Party nor any member of such Party’s group shall have any right of set-off or other similar rights with respect to (a) any amounts received pursuant to this Agreement or any other Transaction Document or (b) any other amounts claimed to be owed to the other Party or any member of its Group arising out of this Agreement or any other Transaction Document.

10.9 Headings. The article, section and paragraph headings contained in this Agreement and in the Transaction Documents are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or any other Transaction Document.

10.10 Waivers of Default. Waiver by a Party of any default by the other Party of any provision of this Agreement or any other Transaction Document shall not be deemed a waiver by the waiving Party of any subsequent or other default, nor shall it prejudice the rights of the other Party. No failure or delay by a Party in exercising any right, power or privilege under this Agreement or any Transaction Document shall operate as a waiver thereof, nor shall a single or partial exercise thereof prejudice any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver by any Party of any provision of this Agreement shall be effective unless explicitly set forth in writing and executed by the Party so waiving; provided that, prior to the Effective Time, unless the Merger Agreement shall have been terminated in accordance with its terms, any waiver by SpinCo that is adverse in any material respect to RMT Partner shall require the prior written consent of RMT Partner.

10.11 Specific Performance. Subject to the provisions of Article VII, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of any Transaction Document, the Party or Parties who are, or are to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief in respect of its or their rights under such Transaction Document, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties.

10.12 Amendments. No provisions of any Transaction Document shall be deemed waived, amended, supplemented or modified by a Party, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of the Party against whom it is sought to enforce such waiver, amendment, supplement or modification; provided that no waiver by RMT Partner, amendment, supplement or modification of this Agreement shall be deemed effective unless signed by the authorized representative of RMT Partner.

10.13 Interpretation. In any Transaction Document, unless the context of the applicable Transaction Document otherwise requires: (a) words in the singular shall be deemed to include the plural and vice versa and words of one gender shall be deemed to include the other genders as the context requires; (b) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to the applicable Transaction Document as a whole (including all of the Schedules, Exhibits and Appendices hereto and thereto) and not to any particular provision of any Transaction Document; (c) Article, Annex, Section, Schedule, Exhibit and Appendix references are to the Articles, Annexes, Sections, Schedules, Exhibits and Appendices to the applicable Transaction Document unless otherwise specified; (d) unless otherwise stated, all references to any agreement (including each Transaction Document) shall be deemed to include the exhibits, schedules and annexes (including all Schedules, Exhibits and Appendices) to such agreement; (e) the word “including” and words of similar import when used in the applicable Transaction Document shall mean “including, without limitation,” unless otherwise specified; (f) the word “or” shall be disjunctive but not exclusive; (g) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if;” (h) unless otherwise specified in a particular case, the word “days” refers to calendar days; provided that if any action is to be taken or given on or by a particular calendar day, and such calendar day is not a business day, then such action may be deferred until the next business day; (i)(A) references to “business day” shall mean any day other than a Saturday, a Sunday or a day on which banking institutions are generally authorized or required by Law to close in New York, New York, and (B) when calculating the period of time before which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a business day, the period shall end on the next succeeding business day; (j) references herein to this Agreement or any other agreement contemplated herein shall be deemed to refer to this Agreement or such other agreement as of the date on which it is executed and as it may be amended, modified or supplemented thereafter, unless otherwise specified; (k) unless expressly stated to the contrary in any Transaction Document, all references to “the date hereof,” “the date of this Agreement,” “hereby” and “hereupon” and words of similar import shall all be references to July 13, 2025; (l) references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the Section or subsection in which the reference occurs; (m) derivative forms of defined terms will have correlative meanings; (n) any Law defined or referred to in this Agreement or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related regulations thereunder and published interpretations thereof; (o) references to any federal, state, local or foreign statute or Law shall include all rules and regulations promulgated thereunder; (p) references to any Person include references to such Person’s successors and permitted assigns, and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities; (q) the terms “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (r) all monetary figures shall be in United States dollars unless otherwise specified; and (s) all accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP, unless the context otherwise requires.

10.14 Limitations of Liability. Notwithstanding anything in this Agreement to the contrary, no Party or any member of its respective Group shall be liable under this Agreement to any other Party for any punitive, exemplary, speculative or similar damages in excess of compensatory damages of the other arising in connection with the transactions contemplated hereby (other than any such Liability (a) with respect to a Third-Party Claim or (b) arising under or otherwise governed by the Transition Services Agreement or the Contract Manufacturing Agreements, in each case, to the extent expressly set forth therein).

10.15 Performance. The Company will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement and the other Transaction Documents to be performed by any member of the Company Group. SpinCo will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement and the other Transaction Documents to be performed by any member of the SpinCo Group. RMT Partner will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement and the other Transaction Documents to be performed by RMT Partner or any Subsidiary of RMT Partner (including, from and after the Distribution Time of the Merger, the members of the SpinCo Group). Each Party (including its permitted successors and assigns) further agrees that it will (a) give timely notice of the terms, conditions and continuing obligations contained in this Agreement and the other Transaction Documents, as applicable to all of the other members of its Group and (b) cause all of the other members of its Group not to take any action inconsistent with such Party’s obligations under this Agreement and the other Transaction Documents or the transactions contemplated hereby or thereby.

10.16 Mutual Drafting; Precedence.

(a) This Agreement and the other Transaction Documents shall be deemed to be the joint work product of the Parties and any rule of construction that a document shall be interpreted or construed against a drafter of such document shall not be applicable.

(b) In the event of any conflict or inconsistency between, on the one hand, the terms of this Agreement and, on the other hand, the terms of the Merger Agreement or any of the other Transaction Documents (other than the Transfer Documents) (each, a “Specified Agreement”), the terms of the applicable Specified Agreement shall control with respect to the subject matter specifically addressed by such Specified Agreement to the extent of such conflict or inconsistency. In the event of any conflict or inconsistency between the terms of the Merger Agreement and any other Specified Agreement, the terms of the Merger Agreement shall control with respect to the subject matter specifically addressed by such Merger Agreement to the extent of such conflict or inconsistency. In the event of any conflict or inconsistency between the terms of this Agreement and the terms of the Transfer Documents, the terms of this Agreement shall control to the extent of such conflict or inconsistency.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Separation Agreement to be executed by their duly authorized representatives as of the date first written above.

BECTON, DICKINSON AND COMPANY

By:	/s/ Thomas E. Polen
Name: Thomas E. Polen
Title: Chairman, Chief Executive Officer and President

AUGUSTA SPINCO CORPORATION

By:	/s/ Thomas E. Polen
Name: Thomas E. Polen
Title: President and Chief Executive Officer

WATERS CORPORATION

By:	/s/ Udit Batra
Name: Udit Batra, Ph.D.
Title: President and Chief Executive Officer

[Signature Page to Separation Agreement]

Exhibit 2.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of July 13, 2025

by and among

BECTON, DICKINSON AND COMPANY,

AUGUSTA SPINCO CORPORATION,

WATERS CORPORATION

and

BETA MERGER SUB, INC.

-i-

-ii-

-iii-

-iv-

SCHEDULES AND EXHIBITS

Exhibit A	Separation Agreement
Exhibit B	Form of Tax Matters Agreement
Exhibit C	Form of Employee Matters Agreement
Exhibit D	Form of Transition Services Agreement
Exhibit E	Form of Intellectual Property Matters Agreement

Schedule A	Overlap Shareholder Determination Process

-v-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of July 13, 2025, is entered into by and among Becton, Dickinson and Company, a New Jersey corporation (the “Company”), Augusta SpinCo Corporation, a Delaware corporation and a wholly owned Subsidiary of the Company (“SpinCo”), Waters Corporation, a Delaware corporation (“RMT Partner”), and Beta Merger Sub, Inc., a Delaware corporation and wholly owned Subsidiary of RMT Partner (“Merger Sub”). Each of the foregoing parties is referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Company, acting through itself and its direct and indirect Subsidiaries, currently conducts the Company Business and the SpinCo Business;

WHEREAS, contemporaneously with the execution of this Agreement, the Company, SpinCo and RMT Partner are entering into the Separation Agreement, pursuant to which the Company will, upon the terms and conditions set forth therein and in accordance with the Reorganization, separate the SpinCo Business such that, as of the Distribution, the SpinCo Business is held by the members of the SpinCo Group;

WHEREAS, to effect such separation, the Company shall, and cause members of the Company Group to, contribute, convey, transfer, assign and deliver to SpinCo and members of the SpinCo Group, and SpinCo and members of the SpinCo Group shall accept and assume from the Company and members of the Company Group, all of the right, title and interest of the Company and the members of the Company Group in, to and under certain assets and liabilities relating to the SpinCo Business, in each case on the terms and subject to the conditions set forth in the Separation Agreement;

WHEREAS, in connection with such separation and in partial consideration of the transfer to SpinCo of such assets, SpinCo will make the SpinCo Cash Distribution (as adjusted in accordance with this Agreement) to the Company;

WHEREAS, after such separation and upon the terms and subject to the conditions set forth in the Separation Agreement, the Company will distribute all of the outstanding shares of the common stock, $0.01 par value, of SpinCo (the “SpinCo Common Stock”) to the Company’s stockholders without consideration on a pro rata basis (the disposition by the Company of 100% of the SpinCo Common Stock by way of such distribution is referred to as the “Distribution”);

WHEREAS, following the Distribution, at the Effective Time, the Parties will effect the merger of Merger Sub with and into SpinCo, with SpinCo continuing as the surviving corporation and becoming a wholly owned Subsidiary of RMT Partner, all upon the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of RMT Partner (the “RMT Partner Board”) has unanimously (a) determined that the terms of the Agreement and the transactions contemplated hereby, including the RMT Partner Share Issuance, are fair to and in the best interests of RMT Partner and its stockholders, (b) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the RMT Partner Share Issuance, on the terms and subject to the conditions set forth herein, (c) resolved to recommend that the stockholders of RMT Partner approve the RMT Partner Share Issuance (the “RMT Partner Board Recommendation”), and (d) directed that the RMT Partner Share Issuance be submitted to a vote at a meeting of RMT Partner’s stockholders;

WHEREAS, the board of directors of Merger Sub has determined that the Merger and this Agreement are advisable and in the best interests of its sole stockholder and has approved this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”) has approved this Agreement and the transactions contemplated hereby, subject to such further action by the Company Board required, if applicable, to determine the structure of the Distribution, establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Company Board (which shall be subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation Agreement);

WHEREAS, the board of directors of SpinCo (the “SpinCo Board”) has determined that the Merger and this Agreement are advisable and in the best interests of its sole stockholder and has approved this Agreement and the transactions contemplated hereby, including the Merger; and

WHEREAS, it is the intention of the Parties that, for U.S. federal income Tax purposes: (a) the Contribution and the Distribution, taken together, qualify as a “reorganization” within the meanings of Sections 368(a)(1)(D) and 355(a) of the Code; (b) the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and (c) this Agreement constitutes, and is hereby adopted as, a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for the Merger and for purposes of Sections 354, 361 and 368 of the Code.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used herein, the following terms have the following meanings:

1. “Acceptable Confidentiality Agreement” shall mean a confidentiality agreement that contains confidentiality and use provisions that are not materially less restrictive to the other party than the terms in the Confidentiality Agreement are on RMT Partner; provided that such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with any Party to this Agreement or otherwise prohibiting RMT Partner’s compliance with its obligations under this Agreement.

2. “Action” shall mean any action, claim, dispute, suit, countersuit, arbitration or proceeding of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) by or before any federal, state, local, foreign or international Governmental Authority or any arbitration or mediation tribunal.

3. “Adverse Law Event” shall mean (a) the enactment of any Law, issuance of any judicial determination or proposal or promulgation of any administrative authority or pronouncement (including any interpretation of Law) which would materially adversely affect the Intended Tax Treatment, (b) the approval by either house of the U.S. Congress or the U.S. executive branch of any legislation which would if enacted and signed into Law, or would reasonably be expected to if enacted and signed into Law, materially adversely affect the Intended Tax Treatment or (c) the refusal by the IRS to issue any ruling requested in the IRS Ruling Request.

4. “Affiliate” shall mean, when used with respect to a specified Person (at any point of time or with respect to a period of time, as applicable), a Person that, directly or indirectly, through one (1) or more intermediaries, controls, is controlled by or is under common control with such specified Person. For the purpose of this definition, “control” (including, with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise. Following the Effective Time, Affiliates of RMT Partner shall include the members of the SpinCo Group.

5. “Agreement” shall mean this Agreement and Plan of Merger, including all Annexes, Exhibits and Schedules hereto (including the RMT Partner Disclosure Schedule and the SpinCo Disclosure Schedule), as may be amended, restated, modified or supplemented from time to time in accordance with its terms.

6. “Anti-Corruption Laws” shall mean all Laws relating to the prevention of corruption, money laundering and bribery, including the U.S. Foreign Corrupt Practices Act of 1977 and the UK Bribery Act 2010.

7. “Antitrust Laws” shall mean the Sherman Antitrust Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, the HSR Act and any other federal, state, foreign or supranational Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

8. “Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA but regardless of whether such plan is subject to ERISA) and each benefit or compensation plan, program, policy, contract, agreement or arrangement, including each pension, retirement, profit sharing, 401(k), severance, health and welfare, disability, deferred compensation, employment, consulting, termination, change-in-control, retention, fringe benefit, stock purchase, cash bonus or equity-based incentive or other compensatory or benefit plan, program, agreement, policy or other arrangement, in each case, excluding any plan, program or arrangement that is sponsored, maintained or administered by any Governmental Authority or any Multiemployer Plan.

9. “Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banking institutions are authorized or obligated by Law to be closed in New York, New York.

10. “Code” shall mean the U.S. Internal Revenue Code of 1986.

11. “Collective Bargaining Agreement” shall mean each written Contract with a labor union, labor organization, works council or other employee representative body.

12. “Company Assets” has the meaning set forth in the Separation Agreement.

13. “Company Award” has the meaning set forth in the Employee Matters Agreement.

14. “Company Benefit Plan” shall mean each Benefit Plan that is (a) maintained, sponsored, contributed to or entered into, or is required to be maintained, sponsored, contributed to or entered into, by the Company or any of its Affiliates (including SpinCo and its Subsidiaries) for the benefit of any SpinCo Group Employee or any other current or former director, officer, consultant, employee or other individual service provider of the SpinCo Business or (b) under or with respect to which SpinCo has any Liability.

15. “Company Business” has the meaning set forth in the Separation Agreement.

16. “Company Combined Tax Return” shall mean any combined, consolidated, affiliated, unitary or similar Tax Return that includes the Company or any of its Affiliates (other than the members of the SpinCo Group), on the one hand, and any of SpinCo or the SpinCo Subsidiaries, on the other hand, it being understood that a Tax Return claiming group relief or similar sharing of Tax losses or other attributes (or surrendering) shall not, by virtue of such claiming, be considered a Company Combined Tax Return.

17. “Company Common Stock” shall mean the common stock, par value $1.00 per share, of the Company.

18. “Company Credit Agreement” shall mean that certain Second Amended and Restated Credit Agreement, dated as of January 25, 2023, by and among the Company, the other entities party thereto and Citibank, N.A., as administrative agent, as amended, restated, supplemented or otherwise modified from time to time.

19. “Company Distribution Tax Representations” shall mean the representations of an officer of the Company, dated as of the Closing Date, in form and substance reasonably satisfactory to Tax Counsel, delivered to Tax Counsel in connection with the Distribution Tax Opinion.

20. “Company Group” has the meaning set forth in the Separation Agreement.

21. “Company Liabilities” has the meaning set forth in the Separation Agreement.

22. “Company Material Adverse Effect” shall mean any change, event, development, occurrence or effect that has a material adverse effect on the ability of the Company to consummate the Distribution or the Separation by the Outside Date.

23. “Company PSU Award” has the meaning set forth in the Employee Matters Agreement.

24. “Company SEC Documents” shall mean all forms, reports, Schedules, statements and other documents required to be filed or furnished by the Company or SpinCo with the SEC since January 1, 2024.

25. “Company Tax Group” shall mean any consolidated, combined, affiliated or unitary group that includes the Company or any of its Affiliates that are not SpinCo or the SpinCo Subsidiaries.

26. “Confidentiality Agreement” shall mean that certain Confidentiality Agreement, by and between RMT Partner and the Company, dated as of March 14, 2025, as amended, restated or supplemented from time to time, including any addendum thereto.

27. “Consent” shall mean any consent, clearance, expiration or termination of a waiting period, approval, exemption, waiver, authorization, filing, registration or notification.

28. “Contract” shall mean any binding contract (whether written or oral), agreement, understanding, arrangement, subcontract, commitment, loan or credit agreement, note, bond, indenture, lease, warranty, accepted purchase order with outstanding performance obligations at the applicable time of determination, sublicense or license or other instrument.

29. “Contract Manufacturing Agreements” shall mean Contract Manufacturing Agreements in substantially the form agreed among the Parties pursuant to Section 8.4 of the Separation Agreement (with such changes as set forth on Section 1.1(a) of the SpinCo Disclosure Schedule), as such agreements may be amended, restated, modified or supplemented from time to time in accordance with their terms.

30. “Contribution” has the meaning set forth in the Separation Agreement.

31. “Controlled Group Liability” shall mean any and all Liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412 and 4971 of the Code, and (d) as a result of a failure to comply with the continuing coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

32. “Determination Time” means 4:30 p.m. Eastern Time on the second (2nd) Business Day immediately prior to the date on which the Closing occurs.

33. “DGCL” shall mean the Delaware General Corporation Law.

34. “Distribution Date” has the meaning set forth in the Separation Agreement.

35. “Distribution Time” has the meaning set forth in the Separation Agreement.

36. “Employee Matters Agreement” shall mean an Employee Matters Agreement in substantially the form attached hereto as Exhibit C, as such agreement may be amended, restated, modified or supplemented from time to time in accordance with its terms.

37. “Environmental Law” has the meaning set forth in the Separation Agreement.

38. “Environmental Liabilities” has the meaning set forth in the Separation Agreement.

39. “ERISA” shall mean the Employee Retirement Income Security Act of 1974.

40. “ERISA Affiliate” shall mean, with respect to any entity, trade or business (whether or not incorporated), any other entity, trade or business (whether or not incorporated) that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

41. “Exchange Act” shall mean the U.S. Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

42. “Exchange Ratio” shall mean (subject to adjustment as contemplated by Section 3.1(a)(iv) and Section 3.1(c)), a number equal to (a) the Fully Diluted SpinCo Shares minus the SpinCo Make Whole Awards divided by (b) the number of outstanding shares of SpinCo Common Stock immediately following the Distribution other than any Hook Stock.

43. “Ex-Im Laws” shall mean all Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

44. “FDA” shall mean the U.S. Food and Drug Administration.

45. “Food and Drug Law” shall mean the United States Federal Food, Drug, and Cosmetic Act (21 U.S.C. §§ 301 et seq.) and the Public Health Service Act (42 U.S.C. §§ 201 et seq.), including the regulations promulgated and guidance issued thereunder, including Good Manufacturing Practices, Good Clinical Practices, Good Laboratory Practice Requirements, Good Distribution Practices, Controlled Substance Law, any other applicable Laws governing or relating to the procurement, development, research, testing, investigation, approval, manufacture, processing, reprocessing, production, packaging, labeling, advertising, marketing, sale, distribution, recall, importation, exportation, handling, quality or pharmacovigilance of drugs, biological products, cosmetics, medical devices and combination products, and with respect to each of the foregoing, all equivalent or similar Laws in any jurisdiction.

46. “Foreign Benefit Plan” shall mean any Benefit Plan that is maintained primarily for the benefit of any current and/or former director, officer, consultant, employee or other individual service provider outside the United States.

47. “Foreign Investment Law” shall mean any federal, state, foreign, or supranational Law that is designed or intended to screen, prohibit, restrict or regulate investments on cultural, public order or safety, privacy, or national or economic security grounds.

48. “Foreign Subsidies Regulation” shall mean Regulation (EU) 2022/2560 of the European Parliament and any related rules and regulations, as administered and enforced by the European Commission.

49. “Fraud” shall mean any actual and intentional misrepresentation of a material fact by a Party in making the representations and warranties set forth in Article IV, Article V or Article VI, as applicable, or in the certificate contemplated by Section 8.2(c) and Section 8.3(c), as applicable, that constitutes actual common law fraud under the Laws of the State of Delaware, but does not include fraud based on constructive knowledge, negligent misrepresentation, recklessness or a similar theory.

50. “Fully Diluted RMT Partner Shares” shall mean the sum of (a) the number of shares of RMT Partner Common Stock outstanding as of the Determination Time plus (b) the number of shares of RMT Partner Common Stock underlying RMT Partner LTI Awards as of the Determination Time (provided that for purposes of this clause (b), shares of RMT Partner Common Stock underlying RMT Partner Options will be calculated using the treasury stock method and performance awards will be calculated assuming performance goals are satisfied based on target performance).

51. “Fully Diluted SpinCo Shares” shall mean a number of shares of RMT Partner Common Stock equal to (a) the Fully Diluted RMT Partner Shares, multiplied by (b) a fraction equal to 39.2%, divided by 60.8%.

52. “GAAP” shall mean generally accepted accounting principles in the United States.

53. “Good Clinical Practices” shall mean the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials, including those standards contained in 21 C.F.R. Parts 50, 54, 56 and 312, and comparable standards of any other applicable Governmental Authority.

54. “Good Distribution Practices” shall mean the FDA’s standards for the distribution of drugs, biological products, medical devices and combination products including those set forth in applicable FDA regulations and applicable guidance issued by FDA and any comparable foreign standards as applicable.

55. “Good Laboratory Practice Requirements” shall mean the FDA’s standards for conducting non-clinical laboratory studies, including those standards contained in 21 C.F.R. Part 58, and comparable standards of any other applicable Governmental Authority.

56. “Good Manufacturing Practices” shall mean the current good manufacturing practices and quality systems required for drugs, biological products, medical devices, and combination products including as set forth in 21 C.F.R. Parts 4, 210, 211, 601, 610, and 820, and 21 U.S.C. § 351 and 42 U.S.C. 262, and any comparable foreign standards as applicable.

57. “Governmental Authority” shall mean any nation or government, any state, municipality or other political subdivision thereof, and any entity, body, agency, commission, department, board, bureau, court, tribunal or other instrumentality, whether federal, state, local, domestic, foreign or multinational, exercising executive, legislative, judicial, regulatory, administrative or other similar functions of, or pertaining to, a government and any executive official thereof.

58. “Hazardous Materials” has the meaning set forth in the Separation Agreement.

59. “Healthcare Laws” shall mean all Laws applicable to the Company’s and each of its Subsidiaries’ business relating to the regulation, provision, management or administration of, ordering or arranging for, or payment or reimbursement for, any healthcare items or services, including: (a) the Anti-Kickback Act of 1986 (41 U.S.C. §§ 51-58); (b) the False Claims Act (31 U.S.C. §§ 3729-3733); (c) the Exclusion Law, 42 U.S.C. § 1320a-7; (d) the Civil Monetary Penalties Law (42 U.S.C. § 1320 a-7a); (e) the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h); (f) the False Claim Law (42 U.S.C. § 1320a-7b(a)); (g) the Anti-inducement Law (42 U.S.C. § 1320a-7a(a)(5)); (h) the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)); (i) HIPAA; (j) the Deficit Reduction Act of 2005 (Pub. L. No. 109-171, 120 Stat. 5 (2005)); (k) the FDA debarment rules (21 U.S.C. § 335a); and (l) any other Laws with respect to healthcare related fraud and abuse, false claims, self-referral, anti-kickback, and licensing.

60. “HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996, including the Standards for Privacy of Individually Identifiable Health Information (45 CFR Part 160 and Part 164, Subparts A, D and E), the Transactions and Code Set Standards (45 CFR Part 162), and the Security Standards for the Protection of Electronic Protected Health Information (45 CFR Part 164, Subparts A and C), the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009) as set forth at 42 USC §§ 17931 et seq., as may be amended, and implementing regulations thereof.

61. “Hook Stock” shall mean any shares of SpinCo Common Stock that are distributed in the Distribution to a Subsidiary of the Company that is a member of the Company Group, which, in accordance with Section 3.4 of the Separation Agreement, will be acquired by the Company for cash, and subsequently transferred by the Company to SpinCo for no consideration and be cancelled and cease to be outstanding, in each case, prior to the Merger.

62. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

63. “Information Technology” has the meaning set forth in the Separation Agreement.

64. “Intellectual Property” has the meaning set forth in the Separation Agreement.

65. “Intellectual Property Matters Agreement” shall mean an Intellectual Property Matters Agreement in substantially the form attached hereto as Exhibit E, as such agreement may be amended, restated, modified or supplemented from time to time in accordance with its terms.

66. “Interests” shall mean shares, partnership interests, limited liability company interests or any other equity interest in any Person.

67. “Intervening Event” shall mean any change, event, development or occurrence with respect to RMT Partner that is material to RMT Partner and its Subsidiaries (taken as a whole) which was not known by or was not reasonably foreseeable to, the RMT Partner Board as of the date of this Agreement (or which was known or reasonably foreseeable but in respect of which the probability or magnitude of the consequences were not known or reasonably foreseeable as of the date hereof); provided, however, that in no event shall (a) the receipt, existence or terms of a Competing Proposal or Superior Proposal, (b) any events, developments, occurrences or changes in circumstances of the Company or the members of the SpinCo Group, (c) the status of the Merger under the HSR Act or of any of the other Requisite Regulatory Approvals, (d) any change in the price, or change in trading volume, of RMT Partner Common Stock (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event, to the extent not otherwise expressly prohibited by this definition), (e) the fact in and of itself of meeting or exceeding internal or analysts’ expectations, projections or results of operations (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event, to the extent not otherwise expressly prohibited by this definition), (f) changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond or debt prices) or (g) changes in GAAP, other applicable accounting rules or applicable Law or, in any such case, changes in the interpretation thereof, constitute or be deemed to contribute to an Intervening Event.

68. “IRS” shall mean the U.S. Internal Revenue Service.

69. “IRS Ruling” shall mean a private letter ruling from the IRS received by the Company after the date hereof regarding such matters germane to the U.S. federal income Tax consequences of the Reorganization, Contribution, Distribution and Merger and any related transactions as the Company and RMT Partner may determine in accordance with Section 7.2(g), including any matters included in the initial formal private letter ruling request (as distinguished from any pre-submission conference memorandum) submitted by the Company pursuant to

Section 7.2(g) and any supplemental requests or information submissions by the Company with respect to modifications requested by, or needed or appropriate to accommodate or respond to, the IRS after such initial formal request, which private letter ruling (a) shall include rulings substantively similar to the rulings contained in IRS Private Letter Ruling 202145020, including with respect to the “Overlap Counting Principles” described therein, and (b) shall not impose an obligation to review investor websites or other sources of information to gather information at a time following the beginning of the day on the date that is two (2) Business Days prior to the Closing Date.

70. “IRS Ruling Request” shall mean a formal request (as distinguished from any pre-submission conference memorandum) for the IRS Ruling that will be submitted by the Company to the IRS.

71. “Knowledge” shall mean (a) with respect to the Company, the actual knowledge of the persons set forth in Section 1.1(b) of the SpinCo Disclosure Schedule, (b) with respect to SpinCo, the actual knowledge of the persons set forth in Section 1.1(c) of the SpinCo Disclosure Schedule, and (c) with respect to RMT Partner, the actual knowledge of the persons set forth in Section 1.1(a) of the RMT Partner Disclosure Schedule.

72. “Law” shall mean any national, supranational, federal, state, provincial, local or similar law (including common law), statute, code, order, ordinance, rule, regulation, treaty (including any income tax treaty), license, Permit, decree, injunction, binding judicial or administrative interpretation or other requirement, in each case, enacted, promulgated, issued or entered by a Governmental Authority, including Regulatory Laws.

73. “Liability” shall mean all debts, guarantees, assurances, commitments, liabilities, responsibilities, Losses, deficiencies, fines, settlements, sanctions, costs, interest and obligations of any nature or kind, whether accrued or fixed, absolute or contingent, matured or unmatured, accrued or not accrued, asserted or unasserted, liquidated or unliquidated, foreseen or unforeseen, known or unknown, reserved or unreserved, or determined or determinable, including those arising under any Law, Action or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority or arbitration tribunal, and those arising under any contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment or undertaking, or any fines, damages or equitable relief that is imposed, in each case, including all costs and expenses relating thereto.

74. “Lien” shall mean any mortgage, deed of trust, pledge, hypothecation, encumbrance, easement, exclusive license, purchase option, right of first refusal, security interest or other lien of any kind.

75. “Losses” shall mean actual losses (including any diminution in value), costs, damages, penalties and expenses (including legal and accounting fees and expenses and costs of investigation and litigation).

76. “Merger Tax Opinions” shall mean the Company Merger Tax Opinion and the RMT Partner Merger Tax Opinion.

77. “Multiemployer Plan” shall mean any “multiemployer plan” within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA.

78. “NYSE” shall mean the New York Stock Exchange.

79. “OFAC” shall mean the U.S. Department of the Treasury Office of Foreign Assets Control.

80. “Open Source Software” shall mean any software that is subject to the terms of any license agreement that meets the definition of “Open Source” promulgated by the Open Source Initiative, available online at http://www.opensource.org/osd.html or a similar license.

81. “Organizational Documents” shall mean: (a) with respect to any corporation, its articles or certificate of incorporation and bylaws; (b) with respect to any limited liability company, its articles or certificate of organization or formation and its operating agreement or limited liability company agreement or documents of similar substance; (c) with respect to any limited partnership, its certificate of limited partnership and partnership agreement or governing or organizational documents of similar substance; and (d) with respect to any other entity, governing or organizational documents of similar substance to any of the foregoing, in the case of each of the foregoing clauses (a) through (d), including any amendments as may be in effect from time to time.

82. “Overlap Shareholders” shall have the meaning set forth on Schedule A.

83. “Overlap Shares” shall mean, with respect to any Overlap Shareholder, (a) the lesser of (i) the SpinCo Overlap Ownership Percentage for such Overlap Shareholder and (ii) the RMT Partner Overlap Ownership Percentage for such Overlap Shareholder, multiplied by (b) the number of shares of RMT Partner Common Stock that will be issued and outstanding immediately following the Effective Time.

84. “Permits” shall mean permits, approvals, authorizations, consents, licenses or certificates issued by any Governmental Authority.

85. “Permitted Liens” shall mean: (a) statutory Liens arising by operation of Law with respect to a Liability incurred in the ordinary course of business and which is not delinquent or is being contested in good faith by appropriate proceedings; (b) requirements and restrictions of zoning, licensing, permitting, building and other similar land-use Laws which are not violated by the present use or occupancy of the real property subject thereto; (c) Liens for Taxes or mechanics’, materialmen’s and similar Liens arising or incurred in the ordinary course of business and with respect to any amounts, in each case (i) not yet due and payable or (ii) which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (d) non-exclusive license rights to Intellectual Property granted in the ordinary course of business; (e) easements (including conservation easements and public trust easements, rights-of-way, road use Contracts, covenants, conditions, restrictions, reservations, licenses, Contracts and other similar non-monetary matters) of public record (provided, however, that the same, individually and in the aggregate, do not materially impair or interfere with the operation or use of such real property in the operation of the business currently conducted thereon); (f) purchase money Liens and Liens securing rental payments under capital lease agreements; (g) pledges or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security (other than pursuant to Section 303(k) or 4068 of ERISA or Section 430(k) of the Code) or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, performance and return of money bonds and similar obligations; (h) Liens arising under conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business; (i) pledges or deposits to secure public or statutory obligations unrelated to any default or violation of any Law; (j) Liens arising under or created by this Agreement or any Transaction Document (other than as a result of a breach or default under such Contracts); (k) Liens securing the obligations in respect of SpinCo Financing, Permanent SpinCo Financing or RMT Partner Financing; (l) restrictions on transfer resulting from securities Laws; and (m) Liens described on Section 1.1(d) of the SpinCo Disclosure Schedule or Section 1.1(b) of the RMT Partner Disclosure Schedule.

86. “Person” shall mean an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Authority.

87. “Personal Information” shall mean all information in any form or media that identifies, could be used to identify or is otherwise related to an individual person (including any current, prospective or former customer, end user or employee), in addition to any definition for “personal information” or any similar term provided by applicable Law, Privacy Requirements or by the Company or RMT Partner, as applicable, in any of their respective privacy policies, notices or contracts (e.g., “personal data,” “personally identifiable information” or “PII”).

88. “Preferred Stock Exchange” has the meaning set forth in the Separation Agreement.

89. “Preferred Stock Recapitalization” has the meaning set forth in the Separation Agreement.

90. “Privacy Laws” shall mean any and all applicable Laws, legal requirements and self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical or administrative), disposal, destruction, disclosure or transfer (including cross-border) of any Personal Information, including, but not limited to, the Federal Trade Commission Act, California Consumer Privacy Act (CCPA), Payment Card Industry Data Security Standard (PCI-DSS), EU General Data Protection Regulation (GDPR), any and all applicable Laws relating to breach notification, the use of biometric identifiers and the use of Personal Information for marketing purposes.

91. “Privacy Requirements” shall mean all applicable Privacy Laws and all of the Company’s and RMT Partner’s, as applicable, policies, notices and contractual obligations relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical and administrative), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information.

92. “Proxy Statement” shall mean the proxy statement to be mailed to the stockholders of RMT Partner relating to the RMT Partner Stockholders Meeting, including any amendments or supplements thereto.

93. “Qualified SpinCo Common Stock” shall mean SpinCo Common Stock received by holders of Company Common Stock pursuant to the Distribution, except for any SpinCo Common Stock that is acquired, directly or indirectly, pursuant to a plan (or series of related transactions) that includes the Distribution, within the meaning of Section 355(e) of the Code and the Treasury Regulations promulgated thereunder. This definition (and the application thereof) is intended to monitor compliance with Section 355(e) of the Code and shall be interpreted accordingly.

94. “Record Date” shall mean the close of business on the date to be determined by the Company Board (or a committee thereof) as the record date for the determination of holders of record of the Company Common Stock entitled to receive shares of SpinCo Common Stock in the Distribution.

95. “Registered IP” has the meaning set forth in the Separation Agreement.

96. “Regulatory Authorizations” shall mean all approvals, clearances, Permits authorizations, registrations and listings of the Company or any of its Subsidiaries, including FDA establishment registrations, new drug applications, abbreviated new drug applications, biologic license applications, investigational new drug applications, investigational device exemptions, drug listings, medical device listings, de novo applications, premarket notifications and premarket approvals in any applicable jurisdiction, and 510(k) clearances and certifications by the International Organization for Standardization, in any applicable jurisdiction.

97. “Regulatory Laws” shall mean all Healthcare Laws and all Food and Drug Laws.

98. “Reimbursement Obligations” shall mean the sum of (a) all documented out-of-pocket costs and expenses incurred by the Company, SpinCo or any of their respective Subsidiaries in connection with the SpinCo Financing or any Permanent SpinCo Financing (including all commitment fees and other fees, obligations and expenses arising pursuant to the terms of the SpinCo Commitment Letter or the SpinCo Financing Agreements or in connection with any Permanent SpinCo Financing, and the documented out-of-pocket fees, costs and expenses of counsel, accountants, consultants or other advisors (including financial or capital markets advisors)) and (b) all interest expense incurred and fees paid by the Company, SpinCo or any of their respective Subsidiaries with respect to any SpinCo Financing (whether pursuant to the SpinCo Commitment Letter, the SpinCo Financing Agreements or otherwise) or any Permanent SpinCo Financing with respect to any period, or on any date, at or prior to the earlier of the Closing or the termination of this Agreement; provided that costs of preparation of the SpinCo Unaudited September 2024 Financial Statements, the SpinCo Unaudited December 2024 Financial Statements, the SpinCo Audited Financial Statements and the SpinCo Subsequent Unaudited Financial Statements shall not constitute “Reimbursement Obligations.”

99.  “Release” has the meaning set forth in the Separation Agreement.

100. “Reorganization” has the meaning set forth in the Separation Agreement.

101. “Reorganization Step Plan” has the meaning set forth in the Separation Agreement.

102. “Representative” shall mean, with respect to any Person, any of such Person’s directors, officers, employees, agents, consultants, advisors, accountants, financing sources, attorneys or other representatives.

103. “RMT Partner Affiliate Contract” shall mean any Contract, whether or not in writing, between any of RMT Partner or its Subsidiaries, on the one hand, and any present or former officer or director of RMT Partner or any of its Subsidiaries or “immediate family member” thereof (as defined in Rule 16a-1 under the Exchange Act), on the other hand.

104. “RMT Partner Benefit Plan” shall mean each Benefit Plan that is maintained, sponsored, contributed to or entered into, or is required to be maintained, sponsored, contributed to or entered into, by RMT Partner or any of its Affiliates or under or with respect to which RMT Partner or any of its Affiliates has any Liability.

105. “RMT Partner Business” shall mean the businesses of RMT Partner and its Subsidiaries as conducted as of the date hereof.

106. “RMT Partner Business Systems” shall mean the Information Technology and Software used or relied on by or for the operation of the RMT Partner Business, including in each case any outsourced systems and processes.

107. “RMT Partner Common Stock” shall mean the common stock, par value $0.01 per share, of RMT Partner.

108. “RMT Partner Credit Agreement” shall mean the Amendment and Restatement Agreement to the Credit Agreement, dated as of September 17, 2021, by and among RMT Partner, the lenders and issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent.

109. “RMT Partner Datasite” shall mean the datasite established by RMT Partner for purposes of due diligence of RMT Partner and the RMT Partner Subsidiaries and their respective businesses (including any “clean room” or similar subset of a datasite or folders in which access is restricted to certain Representatives of the Company) located at www.intralinks.com.

110. “RMT Partner Director Deferred Compensation Plan” means the RMT Partner 1996 Non-Employee Director Deferred Compensation Plan, as amended and restated effective January 1, 2008.

111. “RMT Partner Disclosure Schedule” shall mean the Disclosure Schedule delivered by RMT Partner to the Company and SpinCo on the date hereof and identified as such.

112. “RMT Partner Distribution Tax Representations” shall mean the representations of an officer of RMT Partner, dated as of the Closing Date, in form and substance reasonably satisfactory to Tax Counsel, delivered to Tax Counsel in connection with the Distribution Tax Opinion.

113. “RMT Partner Employee Stock Purchase Plan” means the RMT Partner 2009 Employee Stock Purchase Plan, as adopted on February 27, 2009.

114. “RMT Partner Intellectual Property” shall mean the Intellectual Property owned by RMT Partner or any of its Subsidiaries.

115. “RMT Partner Lender Parties” shall mean the RMT Partner Lenders, together with their Affiliates, and their Affiliates’ current or future officers, directors, employees, agents, Representatives, stockholders, limited partners, managers, members or partners and their successors and assigns, in each case in their respective capacities as such.

116. “RMT Partner Lenders” shall mean the entities that have committed or commit, after the date hereof, to provide or otherwise enter into agreements as lenders in connection with the RMT Partner Financing, including the parties to the RMT Partner Commitment Letter and any joinder agreements or credit agreements relating thereto.

117. “RMT Partner LTI Awards” shall mean, collectively, RMT Partner Options, RMT Partner RSU Awards, RMT Partner Restricted Share Awards, RMT Partner Performance Unit Awards.

118. “RMT Partner Material Adverse Effect” shall mean any change, event, development, occurrence or effect that has, individually or in the aggregate, a material adverse effect on (a) the business, financial condition or results of operations of RMT Partner and the RMT Partner Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be a RMT Partner Material Adverse Effect for purposes of this clause (a): (i) any changes resulting from general market, economic, financial, capital markets or regulatory conditions, (ii) any general changes in the credit, debt, financial or capital markets or changes in interest or exchange rates, (iii) any changes in applicable Law or GAAP (or, in each case, authoritative interpretations thereof), (iv) any changes resulting from any hurricane, flood, tornado, earthquake or other natural disaster or weather-related events, or other force majeure events, any epidemics, pandemics or disease, or any worsening thereof, (v) any changes resulting from local, national or international political conditions, including the outcome of any elections, the outbreak or escalation of any military conflict, declared or undeclared war, armed hostilities, cyberterrorism or other acts of foreign or domestic terrorism or civil unrest, (vi) any changes generally affecting the industries in which RMT Partner and the RMT Partner Subsidiaries operate, (vii) any changes resulting from the execution of this Agreement or the Separation Agreement or the announcement or the pendency of the Merger or the Separation, including, to the extent resulting therefrom, any actions of or loss of customers, suppliers, distributors, employees or other material business relationships (including any cancellation or delay in customer orders or any termination of or adverse changes to any Contract effected or proposed by any customer, supplier, distributor or other counterparty) (provided that this clause (vii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution of this Agreement or the Separation Agreement or the announcement or the pendency of the Merger or the Separation), (viii) any changes in RMT Partner’s stock price or the trading volume of RMT Partner’s stock or any change in the credit rating of RMT Partner (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), (ix) any change resulting from any action required to be taken by the terms of this Agreement (other than pursuant to Section 7.1), (x) changes in or the imposition of any tariffs, or any actions relating to trade disputes, or changes in funding policies of or spending by Governmental Authorities (including the National Institutes of Health), (xi) the failure to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition) or (xii) any stockholder or derivative litigation arising from or relating to this Agreement or the transactions contemplated hereby; provided that, in the case of clauses (i), (ii), (iii), (iv), (v), (vi) and (x), if such changes, events, developments, conditions, occurrences or effects disproportionately impact RMT Partner and the RMT Partner Subsidiaries, taken as a whole, as compared to other participants in the industries in which RMT Partner and the RMT Partner Subsidiaries operate, only the incremental disproportionate impact thereof may be taken into account in determining whether a RMT Partner Material Adverse Effect has occurred or would reasonably be expected to occur; or (b) the ability of RMT Partner to consummate the Merger prior to the Outside Date.

119. “RMT Partner Merger Tax Representations” shall mean the representations of an officer of RMT Partner, dated as of the Closing Date, in form and substance reasonably satisfactory to Tax Counsel and RMT Partner’s Tax Counsel, delivered to Tax Counsel and RMT Partner’s Tax Counsel in connection with the Merger Tax Opinions.

120. “RMT Partner Option” shall mean an option to purchase RMT Partner Common Stock granted under the RMT Partner Stock Plan.

121. “RMT Partner Overlap Ownership Percentage” shall mean, with respect to any Overlap Shareholder, the fraction obtained by dividing (a) the number of shares of RMT Partner Common Stock that will be owned directly or indirectly by such Overlap Shareholder immediately following the Effective Time (calculated pursuant to this Agreement and in accordance with the methodology set forth in Schedule A, but excluding any shares of RMT Partner Common Stock issued pursuant to the Merger in exchange for shares of SpinCo Common Stock that do not constitute Qualified SpinCo Common Stock) by (b) the number of shares of RMT Partner Common Stock that will be issued and outstanding immediately following the Effective Time (calculated pursuant to this Agreement).

122. “RMT Partner Performance Unit Award” shall mean a performance stock unit award granted under the RMT Partner Stock Plan.

123. “RMT Partner Registration Statement” shall mean the registration statement on Form S-4 to be filed or confidentially submitted by RMT Partner with the SEC to effect the registration under the Securities Act of the issuance of the shares of RMT Partner Common Stock that will be issued to holders of SpinCo Common Stock pursuant to the Merger (as amended and supplemented from time to time).

124. “RMT Partner Restricted Share Award” shall mean a restricted stock award granted under the RMT Partner Stock Plan.

125. “RMT Partner RSU Award” shall mean a restricted stock unit award granted under the RMT Partner Stock Plan.

126. “RMT Partner SEC Documents” shall mean all forms, reports, schedules, statements and other documents required to be filed or furnished by RMT Partner with the SEC since January 1, 2024.

127. “RMT Partner Share Issuance” shall mean the issuance of the shares of RMT Partner Common Stock in the Merger.

128. “RMT Partner Stock Plan” shall mean the 2020 Equity Incentive Plan of the RMT Partner together with the 2012 Equity Incentive Plan of the RMT Partner.

129. “RMT Partner Stockholder Approval” shall mean the approval of the RMT Partner Share Issuance at the RMT Partner Stockholders Meeting by the affirmative vote of a majority of the total votes cast by the holders of RMT Partner Common Stock entitled to vote thereon.

130. “RMT Partner Tax Counsel” shall mean the RMT Partner’s outside tax counsel, Kirkland & Ellis LLP.

131. “RMT Partner Tax Representations” shall mean the RMT Partner Distribution Tax Representations and the RMT Partner Merger Tax Representations.

132. “Sanctioned Country” shall mean any country or region or government thereof that is, or has been in the five (5) years prior to the date hereof, the subject or target of a comprehensive embargo under Trade Controls (including Cuba, Iran, North Korea, Syria, Venezuela, and the Crimea, the so-called “Donetsk People’s Republic,” and the so-called “Luhansk People’s Republic” regions of Ukraine).

133. “Sanctioned Person” shall mean any Person that is the subject or target of sanctions or restrictions under Trade Controls including: (a) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted party list, including the OFAC List of Specially Designated Nationals and Blocked Persons, or any other OFAC, U.S. Department of Commerce Bureau of Industry and Security, or U.S. Department of State sanctions- or export-related restricted party list; (b) any Person located, organized, or resident in a Sanctioned Country; or (c) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clauses (a)-(b).

134. “Sanctions” shall mean all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State) and the United Nations Security Council.

135. “SEC” shall mean the U.S. Securities and Exchange Commission.

136. “Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

137. “Separation” shall mean the transactions contemplated by Section 2.1(a) of the Separation Agreement, subject to Section 2.4 of the Separation Agreement.

138. “Separation Agreement” shall mean that Separation Agreement dated as of the date hereof among the Company, SpinCo and RMT Partner, attached as Exhibit A to this Agreement, as may be amended, restated, modified or supplemented from time to time in accordance with its terms.

139. “Shared Services” has the meaning set forth in the Separation Agreement.

140. “Software” has the meaning set forth in the Separation Agreement.

141. “SpinCo Affiliate Contract” shall mean any Contract, whether or not in writing, (a) between any member of the SpinCo Group, on the one hand, and any present or former officer or director of any member of the SpinCo Group or “immediate family member” thereof (as defined in Rule 16a-1 under the Exchange Act), on the other hand, or (b) between any member of the SpinCo Group, on the one hand, and the Company and/or any of its Subsidiaries (other than a member of the SpinCo Group), on the other hand.

142. “SpinCo Assets” has the meaning set forth in the Separation Agreement.

143. “SpinCo Benefit Plan” shall mean each Company Benefit Plan that is (a) maintained, sponsored, contributed to or entered into, or is required to be maintained, sponsored, contributed to or entered into, solely by SpinCo or a Subsidiary thereof, or to which SpinCo or any of its Subsidiaries (and none of the Company or any of its other Subsidiaries) is a party, or (b) an individual offer letter, employment agreement, change in control employment agreement, or consulting agreement between the Company or one of its Affiliates (other than the SpinCo Group) and a SpinCo Group Employee.

144. “SpinCo Books and Records” has the meaning set forth in the Separation Agreement.

145. “SpinCo Business” has the meaning set forth in the Separation Agreement.

146. “SpinCo Business Systems” shall mean the Information Technology and Software used or relied on by or for the operation of the SpinCo Business, including in each case any outsourced systems and processes.

147. “SpinCo Cash Distribution” has the meaning set forth in the Separation Agreement.

148. “SpinCo Datasite” shall mean the datasite established by the Company for purposes of due diligence of the members of the SpinCo Group and the SpinCo Business (including any “clean room” or similar subset of a datasite or folders in which access is restricted to certain Representatives of RMT Partner) located at www.datasite.com.

149. “SpinCo Disclosure Schedule” shall mean the Disclosure Schedule delivered by the Company and SpinCo to RMT Partner on the date hereof and identified as such.

150. “SpinCo Group” has the meaning set forth in the Separation Agreement.

151. “SpinCo Group Employee” has the meaning set forth in the Employee Matters Agreement.

152. “SpinCo Intellectual Property” has the meaning set forth in the Separation Agreement.

153. “SpinCo Lender Parties” shall mean the SpinCo Lenders, together with their Affiliates, and their Affiliates’ current or future officers, directors, employees, agents, Representatives, stockholders, limited partners, managers, members or partners and their successors and assigns, in each case in their respective capacities as such.

154. “SpinCo Lenders” shall mean the entities that have committed or commit, after the date hereof, to provide or otherwise enter into agreements as lenders in connection with the SpinCo Financing or the Permanent SpinCo Financing, including the parties to the SpinCo Commitment Letter and any joinder agreements or credit agreements relating thereto.

155. “SpinCo Liabilities” has the meaning set forth in the Separation Agreement.

156. “SpinCo Make Whole Awards” shall mean the number of shares of RMT Partner Common Stock underlying the RMT Partner LTI Awards that would be awarded in respect of Company Awards pursuant to Section 4.01(a)-(c) of the Employee Matters Agreement, based on Company Awards outstanding as of, and otherwise calculated as of, the Determination Time (provided that for purposes of this definition, shares underlying stock appreciation rights will be calculated using the treasury stock method and performance awards will be calculated assuming performance goals are satisfied based on target performance).

157. “SpinCo Material Adverse Effect” shall mean any change, event, development, occurrence or effect that has, individually or in the aggregate, a material adverse effect on (a) the business, financial condition or results of operations of the SpinCo Business, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be a SpinCo Material Adverse Effect for purposes of this clause (a): (i) any changes resulting from general market, economic, financial, capital markets or regulatory conditions, (ii) any general changes in the credit, debt, financial or capital markets or changes in interest or exchange rates, (iii) any changes in applicable Law or GAAP (or, in each case, authoritative interpretations thereof), (iv) any changes resulting from any hurricane, flood, tornado, earthquake or other natural disaster or weather-related events, or other force majeure events, any epidemics, pandemics or disease, or any worsening thereof, (v) any changes resulting from local, national or international political conditions, including the outcome of any elections, the outbreak or escalation of any military conflict, declared or undeclared war, armed hostilities, cyberterrorism or other acts of foreign or domestic terrorism or civil unrest, (vi) any changes generally affecting the industries in which the SpinCo Business operates, (vii) any changes resulting from the execution of this Agreement or the Separation Agreement or the announcement or the pendency of the Merger or the Separation, including, to the extent resulting therefrom, any actions of or loss of customers, suppliers, distributors, employees or other material business relationships (including any cancellation or delay in customer orders or any termination of or adverse changes to any Contract effected or proposed by any customer, supplier, distributor or other counterparty) (provided that this clause (vii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution of this Agreement or the Separation Agreement or the announcement or the pendency of the Merger or the Separation), (viii) any change resulting from any action required to be taken by the terms of this Agreement (other than pursuant to Section 7.1), (ix) changes in or imposition of any tariffs, or any actions relating to trade disputes, or changes in funding policies of or spending by Governmental Authorities (including the National Institutes of Health) or (x) the failure to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition); provided that in the case of clauses (i), (ii), (iii), (iv), (v), (vi) and (ix), if such changes, events, developments, conditions, occurrences or effects disproportionately impacts the SpinCo Business, taken as a whole, as compared to other participants in the industries in which the SpinCo Business operates, only the incremental disproportionate impact thereof may be taken into account in determining whether a SpinCo Material Adverse Effect has occurred or would reasonably be expected to occur; or (b) the ability of the Company or SpinCo to consummate the Merger prior to the Outside Date.

158. “SpinCo Merger Tax Representations” shall mean the representations of an officer of SpinCo, dated as of the Closing Date, in form and substance reasonably satisfactory to Tax Counsel and RMT Partner Tax Counsel, delivered to Tax Counsel and RMT Partner Tax Counsel, respectively, in connection with the Merger Tax Opinions.

159. “SpinCo Overlap Ownership Percentage” shall mean, with respect to any Overlap Shareholder, the fraction obtained by dividing (a) the number of shares of SpinCo Common Stock that will be owned directly or indirectly by such Overlap Shareholder immediately prior to the Effective Time (calculated pursuant to this Agreement and in accordance with the methodology set forth on Schedule A, but excluding any shares of SpinCo Common Stock that do not constitute Qualified SpinCo Common Stock) by (b) the number of shares of SpinCo Common Stock that will be issued and outstanding immediately prior to the Effective Time.

160. “SpinCo Registration Statement” shall mean the registration statement to be filed or confidentially submitted by SpinCo with the SEC to effect the registration of the shares of SpinCo Common Stock in connection with the Distribution, as such registration statement may be amended or supplemented from time to time prior to the Distribution Time.

161. “SpinCo Subsidiaries” shall mean all direct and indirect Subsidiaries of SpinCo, after giving effect to the Reorganization. Following the Effective Time, the SpinCo Subsidiaries shall include RMT Partner and the RMT Partner Subsidiaries.

162. “Subsidiary” shall mean, with respect to any Person, any corporation, limited liability company, joint venture or partnership of which such Person (a) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (i) the total combined voting power of all classes of voting securities, (ii) the total combined economic interests or (iii) the capital or profit interests, in the case of a partnership, or (b) otherwise has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body; provided that, from and after the Closing, none of the members of the SpinCo Group shall be considered a Subsidiary of the Company or any of its Subsidiaries.

163. “Tax Authority” has the meaning set forth in the Form of Tax Matters Agreement, included as Exhibit B hereto.

164. “Tax Counsel” shall mean Company’s outside tax counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

165. “Tax Matters Agreement” shall mean a Tax Matters Agreement in substantially the form attached hereto as Exhibit B, as such agreement may be amended, restated, modified or supplemented from time to time in accordance with its terms.

166. “Tax Returns” has the meaning set forth in the Form of Tax Matters Agreement, included as Exhibit B hereto.

167. “Taxes” has the meaning set forth in the Form of Tax Matters Agreement, included as Exhibit B hereto.

168. “Technology” has the meaning set forth in the Separation Agreement.

169. “Threshold Percentage” shall mean 50.5%.

170. “Trade Secret” has the meaning set forth in the Separation Agreement.

171. “Transaction Documents” shall mean the Separation Agreement, the Employee Matters Agreement, the Tax Matters Agreement, the Transition Services Agreement, the Intellectual Property Matters Agreement and the Contract Manufacturing Agreements, and including all annexes, Exhibits, Schedules, attachments and appendices thereto, and any certificate or other instrument delivered by any Party to any other Party pursuant to this Agreement or any of the foregoing.

172. “Transaction Process” shall mean all matters relating to the separation, disposition or sale of the SpinCo Business and the review of strategic alternatives with respect to the SpinCo Business (including the potential spin-off of the SpinCo Business), including matters relating to (a) the solicitation of proposals from and negotiations with third parties in connection with the disposition or sale of the SpinCo Business or SpinCo Assets or any portions thereof, or (b) the drafting, negotiation or interpretation of any of the provisions of this Agreement or the Transaction Documents, or the determination of the allocation of any assets or Liabilities pursuant to the foregoing agreements or the transactions contemplated thereby.

173. “Transactions” shall mean the Merger, the Separation, the Distribution, the RMT Partner Special Dividend and the other transactions contemplated by this Agreement, the Separation Agreement and the other Transaction Documents.

174. “Transition Services Agreement” shall mean a Transition Services Agreement in substantially the form attached hereto as Exhibit D (with such changes as set forth on Section 1.1(a) of the SpinCo Disclosure Schedule), as such agreement may be amended, restated, modified or supplemented from time to time in accordance with its terms.

175. “Treasury Regulations” shall mean the regulations promulgated by the U.S. Treasury Department under the Code.

176. “Willful Breach” shall mean, with respect to any obligation, covenant or agreement of a Party in this Agreement, any action or omission taken or omitted to be taken by such Party in material breach of such obligation, covenant or agreement that such Party intentionally takes (or intentionally fails to take or perform) with actual knowledge that such action or omission would, or would reasonably be expected to, cause or result in a breach of this Agreement.

Section 1.2 Cross References. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Additional RMT Partner SEC Documents	Section 6.7(a)
Agent Agreement	Section 3.2(b)
Aggregate Adjustment Amount	Section 3.1(c)(iii)(A)
Aggregate Cap	Section 3.1(c)(iii)(B)
Alternative Notice	Section 7.9(c)
Alternative SpinCo Financing	Section 7.5(b)
Applicable Percentage	Section 3.1(c)(i)
Burdensome Condition	Section 7.4(c)
Certificate of Merger	Section 2.3
Chosen Courts	Section 10.2
Closing	Section 2.2
Closing Date	Section 2.2
COBRA	Section 5.15(j)
Company	Preamble
Company Audit Committee	Section 4.6
Company Board	Recitals
Company Foreign Benefit Plan	Section 5.15(k)
Company Merger Tax Opinion	Section 7.2(c)

Term	Section
Competing Proposal	Section 7.9(g)(i)
Competitive Business	Section 7.12(c)
Distribution	Recitals
Distribution Documents	Section 5.20
Distribution Tax Opinion	Section 7.2(b)
Effective Time	Section 2.3
Excess Adjustment Amount	Section 3.1(c)(ii)
Exchange Agent	Section 3.2(b)
Exchange Fund	Section 3.2(b)
Exchange Ratio Increase Amount	Section 3.1(c)(i)
Foreign Tax Rulings	Section 7.2(g)(ix)
Foreign Tax Submission	Section 7.2(g)(ix)
Indemnified Parties	Section 7.8(a)
Intended Tax Treatment	Section 7.2(a)
Interim Period	Section 7.1(a)
IRS Pre-Submission Conference Request	Section 7.2(g)(i)
IRS Submission	Section 7.2(g)(i)
Legal Restraint	Section 8.1(d)
Merger	Section 2.1
Merger Consideration	Section 3.1(a)(i)
Merger Sub	Preamble
Merger Sub Common Stock	Section 3.1(a)(v)
Merger Sub Stockholder Approval	Section 7.22
Negotiation Period	Section 7.9(c)
New SpinCo Group Member	Section 5.1
Order	Section 5.8
Outside Date	Section 9.1(b)
Parties	Preamble
Party	Preamble
Permanent SpinCo Financing	Section 7.5(g)
Permanent SpinCo Financing Agreements	Section 7.5(g)
Redactable Information	Section 7.2(g)(iv)
Registered RMT Partner Intellectual Property	Section 6.18(a)
Registered SpinCo Intellectual Property	Section 5.16(a)
Remedies Exception	Section 4.2
Required RMT Partner Information	Section 7.6(d)
Required SpinCo Information	Section 7.5(d)
Requisite Regulatory Approval	Section 8.1(a)
Restricted Period	Section 7.12(c)
RMT Partner	Preamble
RMT Partner Adverse Recommendation Change	Section 7.9(a)
RMT Partner Alternative Financing	Section 7.6(b)
RMT Partner Audit Committee	Section 6.7(b)
RMT Partner Board	Recitals
RMT Partner Board Recommendation	Recitals

Term	Section
RMT Partner Commitment Letter	Section 7.6(a)
RMT Partner Environmental Permit	Section 6.19(a)
RMT Partner Financing	Section 7.6(a)
RMT Partner Financing Agreements	Section 7.6(d)
RMT Partner Foreign Benefit Plan	Section 6.17(j)
RMT Partner Leased Real Property	Section 6.10(b)
RMT Partner Material Contracts	Section 6.13(a)
RMT Partner Merger Tax Opinion	Section 7.2(c)
RMT Partner Owned Real Property	Section 6.10(a)
RMT Partner Preferred Stock	Section 6.3(a)
RMT Partner Real Property Leases	Section 6.10(b)
RMT Partner Software	Section 6.18(h)
RMT Partner Special Dividend	Section 3.1(c)(ii)(A)
RMT Partner Stockholders Meeting	Section 7.3(d)(i)
RMT Partner Termination Fee	Section 9.3(b)
Securities Filings	Section 7.3(a)
Specified RMT Partner Governmental Authority	Section 6.16(a)
Specified SpinCo Governmental Authority	Section 5.14(a)
SpinCo	Preamble
SpinCo Audited Financial Statements	Section 7.24(a)
SpinCo Board	Recitals
SpinCo Commitment Letter	Section 7.5(a)
SpinCo Common Stock	Recitals
SpinCo Environmental Permit	Section 5.17(a)
SpinCo Financing	Section 7.5(a)
SpinCo Financing Agreements	Section 7.5(d)
SpinCo Guarantees	Section 7.1(b)(vii)
SpinCo Material Contracts	Section 5.11(a)
SpinCo Owned Real Property	Section 5.9(a)
SpinCo Proposal	Section 7.10
SpinCo Software	Section 5.16(h)
SpinCo Stockholder Approval	Section 5.21(b)
SpinCo Subsequent Unaudited Financial Statements	Section 7.24(b)
SpinCo Transferred Leased Property	Section 5.9(b)
SpinCo Transferred Property Leases	Section 5.9(b)
SpinCo Unaudited December 2024 Financial Statements	Section 7.24(a)
SpinCo Unaudited September 2024 Statements	Section 5.5(a)
Step 1 Adjustment Amount	Section 3.1(c)(iii)(C)
Step 1 Cap	Section 3.1(c)(iii)(F)
Step 2 Adjustment Amount	Section 3.1(c)(iii)(D)
Step 2 Cap	Section 3.1(c)(iii)(G)
Step 3 Adjustment Amount	Section 3.1(c)(iii)(E)
Step 3 Cap	Section 3.1(c)(iii)(H)
Superior Proposal	Section 7.9(g)(ii)
Surviving Corporation	Section 2.1
Trade Controls	Section 5.13(c)
WARN	Section 5.12(c)

Section 1.3 Interpretation.

(a) Unless the context of this Agreement otherwise requires:

(i) (A) words of any gender include each other gender and neuter form; (B) words using the singular or plural number also include the plural or singular number, respectively; (C) derivative forms of defined terms will have correlative meanings; (D) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement; (E) the terms “Article,” “Section,” “Annex,” “Exhibit,” “Schedule,” and “Disclosure Schedule” refer to the specified Article, Section, Annex, Exhibit, Schedule or Disclosure Schedule of this Agreement and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the Section or subsection in which the reference occurs; (F) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; and (G) the word “or” shall be disjunctive but not exclusive;

(ii) any Law defined or referred to in this Agreement or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related regulations thereunder and published interpretations thereof; provided that, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Law shall be deemed to refer to such Law, as amended, and the related regulations thereunder and published interpretations thereof, in each case, as of such date or dates;

(iii) references to any federal, state, local, or foreign statute or Law shall include all rules and regulations promulgated thereunder; and

(iv) references to any Person include references to such Person’s successors and permitted assigns, and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(b) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(c) Nothing herein (including the SpinCo Disclosure Schedule and the RMT Partner Disclosure Schedule) shall be deemed an admission by any Party or any of its Affiliates, in any Action, that such Party or any such Affiliate, or any third party, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract or any Law.

(d) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(e) When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.

(f) The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(g) The term “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(h) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP, unless the context otherwise requires.

(i) All monetary figures shall be in United States dollars unless otherwise specified.

(j) No reference in this Agreement to dollar amount thresholds shall be deemed to be evidence of a SpinCo Material Adverse Effect, Company Material Adverse Effect or a RMT Partner Material Adverse Effect, as applicable, or materiality.

(k) Unless otherwise appropriate based on the context or specified herein, each of the representations and warranties of the Company related to SpinCo or the SpinCo Business set forth herein shall be deemed to be made as if the transactions contemplated by the Separation Agreement (including the Reorganization) have been consummated in accordance with the terms thereof as of the date such representations and warranties are made hereunder.

(l) The phrases “filed,” “furnished,” “provided,” “delivered” or “made available” when used with respect to information or documents means that such information or documents have been (i) physically or electronically delivered to the relevant Party (and includes that such information or documents have been furnished to its Representatives acting on its behalf or posted to the RMT Partner Datasite or the SpinCo Datasite) or (ii) are otherwise RMT Partner SEC Documents or Company SEC Documents and made publicly available on the SEC’s EDGAR website by RMT Partner or the Company, as applicable, in each case, not later than twenty-four (24) hours prior to the execution of this Agreement.

ARTICLE II

THE MERGER

Section 2.1 The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement, Merger Sub shall be merged with and into SpinCo (the “Merger”) in accordance with the applicable provisions of the DGCL, the separate existence of Merger Sub shall cease and SpinCo shall continue as the surviving corporation of the Merger (sometimes referred to herein as the “Surviving Corporation”) and shall succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub in accordance with the DGCL. As a result of the Merger, SpinCo shall become a direct, wholly owned Subsidiary of RMT Partner. References herein to “SpinCo” with respect to the period from and after the Effective Time shall be deemed to be references to the Surviving Corporation. At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.

Section 2.2 Closing. Unless the transactions herein contemplated shall have been abandoned and this Agreement terminated pursuant to Section 9.1, the closing of the Merger and the other transactions contemplated hereby (the “Closing”) shall take place at 10:00 a.m., New York City time, on the date that is three (3) Business Days after the date on which after the conditions set forth in Article VIII (other than those conditions set forth in Section 8.1(b), and the conditions set forth in Section 8.2 or Section 8.3 that are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing) have been satisfied or, to the extent permitted by applicable Law, waived, by electronic exchange of documents and signatures or at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, NY 10019, unless another date, time or place is agreed to in writing by the Company and RMT Partner. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

Section 2.3 Effective Time. On the Closing Date, SpinCo and Merger Sub shall file a certificate of merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later time as RMT Partner and SpinCo shall agree and specify in the Certificate of Merger (such time as the Merger becomes effective being the “Effective Time”).

Section 2.4 Certificate of Incorporation and Bylaws of the Surviving Corporation; Directors and Officers of the Surviving Corporation.

(a) Without limiting Section 7.8(a), the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable Law, except the name of the Surviving Corporation shall be as provided in Section 2.4(b) and the reference to the incorporator shall be deleted.

(b) Without limiting Section 7.8(a), the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable Law, except the name of the Surviving Corporation shall be Augusta SpinCo Corporation.

(c) From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (i) the directors of Merger Sub as of immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of Merger Sub as of immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

Section 2.5 Governance Matters. RMT Partner shall cause the RMT Partner Board to take all action necessary such that, effective as of the Effective Time, the RMT Partner Board shall consist of eleven (11) to twelve (12) individuals, including (a) one (1) or two (2) individuals (as mutually determined by the Company and RMT Partner) that meet the requirements under the rules and regulations of the NYSE to be considered an independent director of the RMT Partner Board (which individuals shall be selected prior to the Closing by the Company after good-faith consultation with RMT Partner) and (b) ten (10) individuals selected by RMT Partner; provided that a majority of the members of the RMT Partner Board shall meet the requirements under the rules and regulations of the NYSE to be considered independent directors of the RMT Partner Board.

ARTICLE III

CONVERSION OF SHARES

Section 3.1 Effect on Capital Stock; RMT Partner Special Dividend. At the Effective Time, by virtue of the Merger and without any action on the part of any party to this Agreement or any holder of the capital stock of the Company, SpinCo, Merger Sub or RMT Partner:

(a) SpinCo Capital Stock and Merger Sub Common Stock.

(i) Each share of SpinCo Common Stock issued and outstanding as of immediately prior to the Effective Time (other than (A) shares canceled in accordance with Section 3.1(a)(ii) and (B) any shares of Hook Stock) shall be automatically converted into the right to receive a number of fully paid and nonassessable shares of RMT Partner Common Stock equal to the Exchange Ratio, subject to adjustment in accordance with Section 3.1(a)(iv) and, if applicable, in accordance with Section 3.1(c), with cash paid in lieu of fractional shares of RMT Partner Common Stock in accordance with Section 3.2(e) (the “Merger Consideration”).

(ii) Each share of SpinCo Common Stock held by SpinCo as treasury stock or by RMT Partner or Merger Sub, in each case, as of immediately prior to the Effective Time shall automatically be canceled and shall cease to exist and no stock or other consideration shall be issued or delivered in exchange therefor or in respect thereof.

(iii) Each share of SpinCo Common Stock issued and outstanding as of immediately prior to the Effective Time, when converted in accordance with this Section 3.1, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration as provided in Section 3.1(a)(i) and any dividends or distributions and other amounts payable in accordance with Section 3.2(d).

(iv) The Exchange Ratio and any other similarly dependent items shall be adjusted to the extent appropriate to reflect the effect of any stock split, split-up, reverse stock split, stock dividend or distribution of RMT Partner Common Stock, or securities convertible into any such securities, reorganization, recapitalization, reclassification or other like change with respect to RMT Partner Common Stock having a record date occurring on or after the date of this Agreement and prior to the Effective Time or the Distribution Time (as applicable), other than the Reorganization and the Distribution; provided that, in the case of SpinCo Common Stock, to the extent contemplated in the Separation Agreement (including the Separation or in connection with the Distribution) the Company shall be entitled to cause the number of outstanding shares of SpinCo Common Stock as of immediately prior to the Distribution Time to be an amount that it determines in its sole and absolute discretion; provided, further, that nothing in this Section 3.1(a)(iv) shall be construed to permit the RMT Partner, SpinCo or the Company to take or to permit any of their respective Subsidiaries to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(v) At the Effective Time, all of the shares of common stock, par value $0.01 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be automatically converted into one (1) fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) RMT Partner Common Stock. Each share of RMT Partner Common Stock that is issued and outstanding immediately prior to and at the Effective Time shall remain outstanding immediately following the Effective Time.

(c) Potential Exchange Ratio Adjustment.

(i) If the Exchange Ratio would result in the percentage of issued and outstanding shares of RMT Partner Common Stock to be received in the Merger by holders of SpinCo Common Stock with respect to Qualified SpinCo Common Stock (other than the Overlap Shareholders), together with the number of aggregate Overlap Shares for all Overlap Shareholders (if any) (the “Applicable Percentage”), being less than the Threshold Percentage of all shares of RMT Partner Common Stock outstanding immediately following the consummation of the Merger (determined without regard to any adjustment pursuant to this Section 3.1(c)) (for this purpose, (A) including instruments other than RMT Partner Common Stock that are treated as stock of RMT Partner for U.S. federal income Tax purposes, and treating such instruments as a number of shares of RMT Partner Common Stock corresponding to the relative value or voting power of such instruments (whichever is greater)) and (B) including stock or other instruments described in clause (A) that may be issued after the consummation of the

Merger, pursuant to the exercise or settlement of an option or other contract acquired or entered into before the Merger that may be regarded as having been acquired or entered into as part of a “plan” or “series of related transactions” of which the Distribution is a part within the meaning of Section 355(e) of the Code (taking into account the safe harbors under Treasury Regulations Section 1.355-7(d)), then the Exchange Ratio shall be increased (the amount of such increase, the “Exchange Ratio Increase Amount”) to the extent necessary so that such increased Exchange Ratio would result in the percentage of shares of RMT Partner Common Stock to be received by the holders of SpinCo Common Stock with respect to Qualified SpinCo Common Stock (other than Overlap Shareholders (if any)), together with all Overlap Shares for all Overlap Shareholders (if any), being equal to the Threshold Percentage. It is understood and agreed that, notwithstanding the references to holders of SpinCo Common Stock other than the Overlap Shareholders in this Section 3.1(c)(i), this distinction is being made solely for the purposes of the calculation of the Exchange Ratio and is not intended to, and does not, describe which holders of SpinCo Common Stock receive shares of RMT Partner Common Stock in the Merger, which is described in Section 3.1(a).

(ii) If the Exchange Ratio is increased pursuant to Section 3.1(c)(i), then:

(A) Step 1. Prior to the Merger (regardless of whether the actual payment date for any RMT Partner Special Dividend is before, on or after the Effective Time), RMT Partner, subject to applicable Law, shall declare a special dividend pro rata to the holders of RMT Partner Common Stock as of a record date prior to the Closing Date (the “RMT Partner Special Dividend”) in an aggregate amount equal to the Step 1 Adjustment Amount;

(B) Step 2. If the Aggregate Adjustment Amount exceeds the Step 1 Cap, then (i) the amount of the SpinCo Cash Distribution shall be decreased by an amount equal to 40% of the Step 2 Adjustment Amount, and (ii) the RMT Partner Special Dividend shall be increased further by an amount equal to 60% of the Step 2 Adjustment Amount (it being understood that the increase in the RMT Partner Special Dividend described in this clause (ii) shall be in addition to the increase to the RMT Partner Special Dividend described in Step 1 above); and

(C) Step 3. If the Aggregate Adjustment Amount exceeds the sum of the Step 1 Cap and the Step 2 Cap, then (i) the amount of the SpinCo Cash Distribution shall be decreased further by an amount equal to 50% of the Step 3 Adjustment Amount (it being understood that such decrease in the SpinCo Cash Distribution described in this clause (i) shall be in addition to the decrease in the SpinCo Cash Distribution described in Step 2 above), and (ii) the RMT Partner Special Dividend shall be increased further by an amount equal to 50% of the Step 3 Adjustment Amount (it being understood that the increase in the RMT Partner Special Dividend described in this clause (ii) shall be in addition to the increase to the RMT Partner Special Dividend described in Steps 1 and 2 above).

If the Aggregate Adjustment Amount exceeds the Aggregate Cap (the amount by which the Aggregate Adjustment Amount exceeds the Aggregate Cap, the “Excess Adjustment Amount”), then (1) RMT Partner shall, in its sole discretion, be entitled to further increase the RMT Partner Special Dividend up to the Excess Adjustment Amount; and (2) the Company shall, in its sole discretion, be entitled to further decrease the amount of the SpinCo Cash Distribution up to the Excess Adjustment Amount. If the Aggregate Adjustment Amount exceeds the Aggregate Cap and the sum of (i) the increase in clause (1) of the prior sentence and (ii) the absolute value of the decrease in clause (2) of the prior sentence is less than the Excess Adjustment Amount, then the Exchange Ratio shall not be increased as contemplated by Section 3.1(c)(i), and neither the Company nor RMT Partner shall be obligated to consummate the transactions contemplated to occur at the Closing.

(iii) For purposes of this Agreement:

(A) “Aggregate Adjustment Amount” shall mean the product of: (A) the Exchange Ratio Increase Amount, multiplied by (B) $349.02, multiplied by (C) the number of outstanding shares of SpinCo Common Stock that will be outstanding immediately prior to the Effective Time (excluding any Hook Stock).

(B) “Aggregate Cap” shall mean $6,250,000,000.

(C) “Step 1 Adjustment Amount” shall mean the lesser of (x) the Aggregate Adjustment Amount and (y) the Step 1 Cap (or, if clauses (x) and (y) are equal, such amount).

(D) “Step 2 Adjustment Amount” shall mean the lesser of (x) the Aggregate Adjustment Amount minus the Step 1 Cap and (y) the Step 2 Cap (or, if clauses (x) and (y) are equal, such amount).

(E) “Step 3 Adjustment Amount” shall mean the lesser of (x) the Aggregate Adjustment Amount minus the sum of the Step 1 Cap and the Step 2 Cap and (y) the Step 3 Cap (or, if clauses (x) and (y) are equal, such amount).

(F) “Step 1 Cap” shall mean $750,000,000.

(G) “Step 2 Cap” shall mean $5,000,000,000.

(H) “Step 3 Cap” shall mean $500,000,000.

(iv) The determination as to whether the percentage of RMT Partner Common Stock to be received in the Merger by holders of SpinCo Common Stock with respect to Qualified SpinCo Common Stock (other than the Overlap Shareholders), together with the number of aggregate Overlap Shares for all Overlap Shareholders (if any), meets the Threshold Percentage shall be made jointly by RMT Partner and the Company acting reasonably and in good faith and in consultation with their respective outside legal counsel and tax advisors. In furtherance thereof, (A) during the Interim Period, RMT Partner and the Company shall promptly notify the other upon it becoming aware of any action or occurrence that would reasonably be expected to result in the need for an adjustment to the Exchange Ratio pursuant to this Section 3.1(c), (B) no later than ten (10) Business Days prior to the expected Closing, and on each Business Day following the tenth (10th) Business Day prior to the expected Closing, RMT Partner and the Company shall provide the other with any information that is reasonably necessary or reasonably requested by the other Party with respect to the calculation of the Overlap Shares, the Applicable Percentage, the Exchange Ratio, the Aggregate Adjustment Amount and the Excess Adjustment Amount (if any) as of such date and shall provide one another with such information as of the Determination Time as promptly as reasonable practicable and (C) promptly thereafter, if such Party determines, acting reasonably and in good faith and in consultation with the other Party and its outside legal counsel and tax advisors, that the Threshold Percentage is not met, such Party shall notify the other Party thereof (together with its calculation of the Applicable Percentage and proposed Exchange Ratio Increase Amount, Aggregate Adjustment Amount and Excess Adjustment Amount (if any), including reasonable supporting detail for any such calculations). The Company and RMT Partner shall consider and discuss in good faith any comments to the Exchange Ratio Increase Amount, the Aggregate Adjustment Amount or the Excess Adjustment Amount (if any) proposed by the other Party and seek to determine the final amounts thereof as promptly as practicable following the Determination Time.

Section 3.2 Surrender and Payment.

(a) Pursuant to Section 3.3 of the Separation Agreement, the Exchange Agent (as defined below, and acting as “Distribution Agent” thereunder) shall hold, for the account of the relevant SpinCo stockholders, book-entry shares representing all of the outstanding shares of SpinCo Common Stock distributed or exchanged, as applicable, in the Distribution (other than any shares of Hook Stock, which shares of Hook Stock are addressed in and shall be treated in accordance with Section 3.4 of the Separation Agreement).

(b) Prior to the Effective Time, RMT Partner shall designate a nationally recognized commercial bank or trust company reasonably acceptable to the Company to act as agent (the “Exchange Agent”) for the benefit of the holders of shares of SpinCo Common Stock whose shares of SpinCo Common Stock are exchanged in accordance with this Section 3.2(b). At or substantially concurrently with the Effective Time, SpinCo shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of SpinCo Common Stock, for exchange in accordance with this Section 3.2(b) as promptly as practicable after the Effective Time, book-entry shares representing the Merger Consideration issuable to holders of shares of SpinCo Common Stock as of immediately prior to the Effective Time pursuant to Section 3.1(a)(i) (such book-entry shares of RMT Partner Common Stock, together with any cash received by the Exchange Agent in respect of dividends or distributions with respect thereto pursuant to Section 3.2(d) and other amounts payable in accordance with Section 3.2(e), the “Exchange Fund”). The Exchange Agent shall, following the Effective Time, pursuant to irrevocable instructions from RMT Partner, deliver the Merger Consideration out of the Exchange Fund. The cash portion, if any, of the Exchange Fund shall be invested by the Exchange Agent as directed by RMT Partner; provided that (i) no such investment of or losses thereon shall relieve RMT Partner from making or causing to be made the payments required by this Section 3.2 or elsewhere in this Agreement, or affect the amount payable in respect of the shares of SpinCo Common Stock outstanding as of immediately prior to the Effective Time, (ii) to the extent the Exchange Fund is insufficient at any time to make such payments, RMT Partner shall promptly provide additional funds to the Exchange Agent in the amount of any such deficiency and (iii) no such investment shall have maturities that would reasonably be expected to prevent or delay the payments to be made pursuant to this Section 3.2. Any interest or other income from such investments shall be paid to and become the property of RMT Partner. The Exchange Fund shall not be used for any purpose other than as specified in this Section 3.2(b). No later than ten (10) Business Days prior to the Effective Time, RMT Partner shall enter into an agreement with the Exchange Agent, in form and substance reasonably satisfactory to the Company, to effect the applicable terms of this Agreement (the “Agent Agreement”).

(c) As promptly as practicable after the Effective Time, RMT Partner shall cause the Exchange Agent to deliver to each holder of shares of SpinCo Common Stock following the Distribution and immediately prior to the Effective Time, from the Exchange Fund, the shares of RMT Partner Common Stock into which such shares of SpinCo Common Stock have been converted pursuant to the Merger, which shares shall, for the sake of clarity, be delivered to the same Persons who received shares of SpinCo Common Stock in the Distribution (in respect of such shares of SpinCo Common Stock). Each holder of shares of SpinCo Common Stock following the Distribution and immediately prior to the Effective Time shall be entitled to receive in respect of such shares of SpinCo Common Stock held by such Person a book-entry authorization representing the number of whole shares of RMT Partner Common Stock that such holder has the right to receive pursuant to this Section 3.2(c) (and cash in lieu of fractional shares of RMT Partner Common Stock, as contemplated by Section 3.2(e), and any dividends or distributions and other amounts pursuant to Section 3.2(d)). The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to RMT Partner Common Stock held by it from time to time hereunder or under the Agent Agreement.

(d) Distributions After the Effective Time. Subject to the following sentence, no dividends or other distributions declared with respect to RMT Partner Common Stock with a record date after the Effective Time shall be paid with respect to any shares of RMT Partner Common Stock that are not able to be delivered by the Exchange Agent promptly after the Effective Time, whether due to a legal impediment to such delivery or otherwise. Subject to the effect of abandoned property, escheat, Tax or other applicable Laws, following the delivery of any such previously undelivered shares of RMT Partner Common Stock, there shall be paid to the record holder of such shares of RMT Partner Common Stock, without interest, (i) at the time of delivery, the amount of cash payable in lieu of fractional shares of RMT Partner Common Stock to which such holder is entitled pursuant to Section 3.2(e), (ii) at the time of delivery, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of RMT Partner Common Stock and (iii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the distribution of such whole shares of RMT Partner Common Stock and a payment date subsequent to the distribution of such whole shares of RMT Partner Common Stock.

(e) No Fractional Shares. No certificates or scrip representing fractional shares of RMT Partner Common Stock or book-entry credit of the same shall be issued on conversion of shares of SpinCo Common Stock, and such fractional share interests will not entitle the owner thereof to vote, or to any other rights of a stockholder of RMT Partner. All fractional shares of RMT Partner that a holder of shares of SpinCo Common Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated by the Exchange Agent. The Exchange Agent shall cause the whole shares obtained thereby to be sold on behalf of such holders that would otherwise have been entitled to receive a fractional share of RMT Partner Common Stock pursuant to the Merger in the open market (or otherwise as reasonably directed by RMT Partner), in each case at then-prevailing market prices and in no case later than ten (10) Business Days after the Effective Time. The Exchange Agent shall make available the net proceeds thereof, subject to the deduction of the amount of any withholding Taxes as contemplated in Section 3.2(j) and brokerage charges, commissions and conveyance and similar Taxes, to the holders of shares of SpinCo Common Stock that would otherwise have been entitled to receive a fractional share of RMT Partner Common Stock pursuant to the Merger on a pro rata basis based on such fractional interest, without interest, as soon as practicable thereafter.

(f) No Further Ownership Rights in SpinCo Common Stock. All shares of RMT Partner Common Stock issued in respect of shares of SpinCo Common Stock in accordance with the terms of this Section 3.2 (including any cash paid pursuant to Section 3.2(d) or Section 3.2(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of SpinCo Common Stock.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund made available to the Exchange Agent that remains undistributed to the former holders of shares of SpinCo Common Stock on the one (1) year anniversary of the Effective Time shall be delivered to RMT Partner, and any former holders of shares of SpinCo Common Stock who have not received shares of RMT Partner Common Stock in accordance with this Article III shall thereafter look only to RMT Partner for the Merger Consideration to which they are entitled pursuant to Section 3.1(a)(i), any cash in lieu of fractional shares of RMT Partner Common Stock to which they are entitled pursuant to Section 3.2(e) and any dividends or other distributions with respect to the RMT Partner Common Stock to which they are entitled pursuant to Section 3.2(d) (subject to any applicable abandoned property, escheat or similar Law).

(h) No Liability. Neither the Company, the Surviving Corporation, RMT Partner, Merger Sub, the Exchange Agent nor any other Person shall be liable to any holder of SpinCo Common Stock or any holder of shares of Company Common Stock for shares of RMT Partner Common Stock (or dividends or distributions with respect thereto or with respect to SpinCo Common Stock) or cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(i) Closing of Transfer Books. From and after the Effective Time, the stock transfer books of SpinCo shall be closed and no transfer shall be made of any shares of capital stock of SpinCo that were outstanding as of immediately prior to the Effective Time.

(j) Tax Withholding. SpinCo, the Company, RMT Partner, Merger Sub and the Exchange Agent shall each be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of SpinCo Common Stock such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such deducted or withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Section 3.3 Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to the holders of SpinCo Common Stock in connection with the Merger.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

RELATING TO THE COMPANY

Except as otherwise disclosed or identified in (a) the Company SEC Documents filed with or furnished to the SEC and publicly available on the SEC’s EDGAR database at least one (1) Business Day prior to the date hereof (excluding any disclosures of factors or risks contained or references therein under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are forward-looking statements and any other similar general, forward-looking predictive or cautionary statements) or (b) the SpinCo Disclosure Schedule (it being understood that each such disclosure shall also apply to each other representation and warranty contained in this Article IV to the extent that it is reasonably apparent on the face of such disclosure that it is relevant to or applies to such representation or warranty), the Company hereby represents and warrants to RMT Partner and Merger Sub as follows:

Section 4.1 Organization of the Company.

(a) The Company has been duly incorporated and is validly existing and in good standing as a New Jersey corporation.

(b) The Company and (to the extent relating to the SpinCo Business) each member of the Company Group has all requisite corporate power and authority to own, lease and operate its respective properties and assets in all manner in which such assets and properties are now owned, leased and operated and to conduct its business as it is now being conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to RMT Partner and Merger Sub true and complete copies of the Organizational Documents of the Company as in effect on the date hereof. The Company and (to the extent relating to the SpinCo Business) each member of the Company Group is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 4.2 Due Authorization. The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party and to consummate the Transactions, except for such further action of the Company Board required, if applicable, to determine the structure of the Distribution, establish the Record Date and the Distribution Date, and declare the Distribution (the effectiveness of which will be subject to the satisfaction or, to the extent permitted by applicable Law, waiver, of the conditions set forth in the Separation Agreement). The execution and delivery by the Company of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation of the Transactions have been duly authorized by all necessary and proper corporate action on its part, and no other corporate action on the part of the Company is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party as of the Effective Time or, subject to such further action of the Company Board required, if applicable, to establish the Record Date and the Distribution Date, and declare the Distribution (the effectiveness of which will be subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation Agreement), consummate the Transactions. Each of this Agreement and the Transaction Documents to which the Company is or will be a party as of the Effective Time has been or will be duly and validly executed and delivered by it and (assuming that each of this Agreement and the other applicable Transaction Documents to which each of RMT Partner or Merger Sub is or will be a party as of the Effective Time constitutes a legal, valid and binding obligation of RMT Partner or Merger Sub (as applicable)), constitutes or will when executed and delivered constitute the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, whether considered in an Action at law or in equity (collectively, the “Remedies Exception”).

Section 4.3 Consents and Approvals; No Violations.

(a) Assuming the accuracy of the representations and warranties of RMT Partner and Merger Sub set forth in Article VI, no filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Authority is required on the part of the Company for the execution, delivery and performance by the Company of this Agreement or by any member of the Company Group of any Transaction Document to which it is a party or the consummation by the Company or any member of the Company Group of the Transactions, except: (i) compliance with any applicable requirements of any Antitrust Law, Foreign Investment Law or Foreign Subsidies Regulation, the Securities Act, the Exchange Act, or applicable blue sky laws; (ii) compliance with any Permits relating to the SpinCo Business; (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the provisions of the DGCL; (iv) the rules and regulations of the NYSE; (v) the filing of any amendment to the Organizational Documents of SpinCo to effect the Separation and Distribution; or (vi) any Consents, the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Subject to the receipt of the Consents set forth in Section 4.3(a), neither the execution, delivery and performance by the Company of this Agreement and by any member of the Company Group of the Transaction Documents to which it is or will be a party as of the Effective Time, nor the consummation by the Company or of any member of the Company Group of the Transactions, will (i) conflict with or result in any breach or violation of any provision of the Organizational Documents of the Company or of any member of the Company

Group, (ii) result in a breach or violation of, or constitute a default under, require a Consent under or give rise to any right of termination, amendment, cancellation payment obligation or acceleration adverse to the Company under a Contract to which the Company or any member of the Company Group is a party that constitutes (A) an “instrument defining the rights of holders of the equity or debt securities” with respect to the Company as such term is described in Item 601(b)(4) of Regulation S-K of the SEC, or (B) a “material contract” with respect to the Company as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC (other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K of the SEC), (iii) result in the creation or imposition of any Lien (other than Permitted Liens) upon any of the SpinCo Assets or (iv) violate any Law applicable to the Company or of any member of the Company Group, except, in the case of clause (ii), clause (iii) and clause (iv), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.4 Litigation. (a) There are no, and in the past two (2) years have been no, Actions pending or, to the Knowledge of the Company, threatened before or by any Governmental Authority against the Company or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to result in a Company Material Adverse Effect, and (b) neither the Company nor any of its Subsidiaries is subject to any Order that, in each case, would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission for which RMT Partner or any of its Subsidiaries, including Merger Sub, the Surviving Corporation or the members of the SpinCo Group would be liable after the Closing, in connection with this Agreement or the Transaction Documents, or the Transactions, based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 4.6 Company Reports and Financial Statements. The Company has established and maintains a system of internal controls and procedures that comply in all material respects with applicable Law (including disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act). Such internal controls and procedures are designed to ensure that information required to be disclosed by the Company with respect to the SpinCo Business in any Company SEC Document is recorded and reported on a timely basis to the individuals responsible for the preparation of such Company SEC Document. Such internal controls and procedures are designed to provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets. Such internal controls are overseen by the audit committee of the Company Board (the “Company Audit Committee”). Since January 1, 2024, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s independent auditor and the Company Audit Committee (i) any significant deficiency or material weakness in the Company’s internal controls and (ii) any Fraud, whether or not material, involving management or other employees who have a significant role in the Company’s internal controls. Since January 1, 2024, neither the Company nor any member of the Company Group has received any material, unresolved complaint, allegation, assertion or claim regarding the impropriety of any accounting or auditing practices, procedures, methodologies or methods of the Company or any member of the Company Group or their respective internal accounting controls with respect to the SpinCo Business.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY RELATING TO SPINCO

Except as otherwise disclosed or identified in (a) the Company SEC Documents filed with or furnished to the SEC and publicly available on the SEC’s EDGAR database at least one (1) Business Day prior to the date hereof (excluding any disclosures of factors or risks contained or references therein under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are forward-looking statements and any other similar general, forward-looking, predictive or cautionary statements) or (b) the corresponding section or subsection of the SpinCo Disclosure Schedule (it being understood that each such disclosure shall also apply to each other representation and warranty contained in this Article V to the extent that it is reasonably apparent on the face of such disclosure that it is relevant to or applies to such representation or warranty), the Company hereby represents and warrants to RMT Partner and Merger Sub as follows:

Section 5.1 Organization of the SpinCo Group. SpinCo is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each member of the SpinCo Group other than SpinCo is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. Each member of the SpinCo Group has all requisite corporate or other organizational power and authority to own, lease and operate its assets in the manner as it is now being conducted and to carry on its business as now being conducted and is duly licensed or qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. SpinCo has made available to RMT Partner true and complete copies of the Organizational Documents of SpinCo as in effect on the date of this Agreement. Section 5.1 of the SpinCo Disclosure Schedule sets forth a list of each member of the SpinCo Group and its respective jurisdiction of its organization; provided that to the extent that the Reorganization provides for the formation of new members of the SpinCo Group (each, a “New SpinCo Group Member”), Section 5.1 of the SpinCo Disclosure Schedule shall be deemed to be automatically amended to include such New SpinCo Group Member upon the Company delivering copies of the Organizational Documents of such New SpinCo Group Member to RMT Partner to the extent applicable and the representations set forth in this Section 5.1 with respect to such New SpinCo Group Member shall be deemed to be given as of the date such New SpinCo Group Member is formed and not as of the date hereof.

Section 5.2 Due Authorization. SpinCo has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and (subject to the receipt of the Consents described in Section 5.4(a)) to consummate the Transactions (subject, in the case of the Merger, to the SpinCo Stockholder Approval, which will occur promptly (and in any event within twenty-four (24) hours) after the execution of this Agreement), and except for such further action of the Company Board required, if applicable, to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Company (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation Agreement). The execution and delivery by SpinCo of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and the consummation by SpinCo of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all necessary and proper corporate action on its part and, except for the SpinCo Stockholder Approval, no other corporate action on the part of SpinCo, the SpinCo Group or the Company Group is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party at the Effective Time. Each of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time has been, or when executed and delivered will be, duly and validly executed and delivered by SpinCo and (assuming that this Agreement and such other applicable Transaction Documents to which RMT Partner or Merger Sub is or will be a party at the Effective Time constitutes a legal, valid and binding obligation of RMT Partner or Merger Sub (as applicable)) constitutes or will constitute a legal, valid and binding obligation of SpinCo, enforceable against SpinCo in accordance with its terms, subject to the Remedies Exception.

Section 5.3 Capitalization of the Members of the SpinCo Group.

(a) As of the date hereof, (i) the authorized capital stock of SpinCo consists of 100,000 shares of SpinCo Common Stock, (ii) the issued and outstanding shares of capital stock of SpinCo consists of 1,000 shares of SpinCo Common Stock and (iii) no shares of SpinCo Common Stock are being held by SpinCo in its treasury. All of the issued and outstanding shares of SpinCo Common Stock are, as of the date hereof (and as of immediately prior to the Distribution will be), owned, of record and beneficially, by the Company and have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights. Immediately prior to the Effective Time, there will be outstanding a number of shares of SpinCo Common Stock determined in accordance with Section 7.16.

(b) Except for the shares of SpinCo Common Stock, there are no shares of common stock, preferred stock or other equity interests of SpinCo issued or outstanding. No bonds, debentures, notes or other indebtedness of any member of the SpinCo Group having the right to vote (or convertible or exchangeable into or exercisable for securities having the right to vote) on any matters on which holders of shares of capital stock of SpinCo (including SpinCo Common Stock) may vote are, or as of the Effective Time will be, issued or outstanding.

(c) Except pursuant to the Separation Agreement and the Transaction Documents (including the Separation, the Distribution, the Preferred Stock Recapitalization and the Preferred Stock Exchange provided for thereunder), there are no (i) outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of capital stock of SpinCo, or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of shares of capital stock of SpinCo, (ii) agreements of any kind which may obligate SpinCo to issue, purchase, redeem or otherwise acquire any of its shares of capital stock or (iii) voting trusts, proxies or other agreements or understandings with respect to the voting shares of capital stock of SpinCo.

(d) The issued and outstanding Interests of each Subsidiary of SpinCo have been duly authorized and validly issued and, as applicable, are fully paid and nonassessable. SpinCo, directly or indirectly, owns, or will own at the Closing, legal and beneficial title to all the issued and outstanding Interests of each Subsidiary of SpinCo, free and clear of any Liens (other than those set forth in their respective Organizational Documents or arising pursuant to applicable securities Laws or created by this Agreement), except as would not reasonably be expected to be material to the SpinCo Business, taken as a whole. There are no outstanding options, warrants, rights or other securities exercisable or exchangeable for Interests of any Subsidiary of SpinCo, any other commitments or agreements providing for the issuance, sale, repurchase or redemption of Interests of any Subsidiary of SpinCo, and there are no agreements of any kind which may obligate any Subsidiary of SpinCo to issue, purchase, redeem or otherwise acquire any of its Interests. The representations set forth in this Section 5.3(d) with respect to each New SpinCo Group Member shall be deemed to be given as of the date such New SpinCo Group Member becomes a Subsidiary of SpinCo.

(e) Section 5.3(e) of the SpinCo Disclosure Schedule contains a true, correct and complete list, as of a date within fifteen (15) days prior to the date hereof, of all Company Award held by SpinCo Group Employees, indicating, as applicable, with respect to each Company Award held by SpinCo Group Employees then outstanding, the employee ID of the holder of the Company Award, the type of Company Award, the number of shares of common stock of the Company subject to such Company Award, the grant date for such Company Award, the exercise or purchase price and expiration date of such Company Award (as applicable), and the vesting schedule for such Company Award (with the number of shares subject to issuance pursuant to outstanding Company PSU Awards based on target performance achievement). No later than five (5) days prior to the Closing, the Company shall provide an updated version of Section 5.3(e) of the SpinCo Disclosure Schedule as of such date.

Section 5.4 Consents and Approvals; No Violations.

(a) Assuming the accuracy of the representations and warranties of RMT Partner and Merger Sub set forth in Article VI, no filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Authority is required on the part of SpinCo for the execution, delivery and performance by SpinCo of this Agreement or by SpinCo or any member of the SpinCo Group of any Transaction Document to which it is a party or the consummation by SpinCo or any member of the SpinCo Group of the Transactions, except (i) compliance with any applicable requirements of any Antitrust Law, Foreign Investment Law or Foreign Subsidies Regulation, the Securities Act, the Exchange Act, or applicable blue sky laws; (ii) compliance with any Permits relating to the SpinCo Business; (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the provisions of the DGCL; (iv) the rules and regulations of the NYSE; (v) the filing of any amendment to the Organizational Documents of SpinCo to effect the Separation and Distribution; or (vi) any Consents, the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(b) Subject to the receipt of the Consents set forth in Section 5.4(a), neither the execution, delivery and performance of this Agreement by SpinCo or any Transaction Document by SpinCo or any member of the SpinCo Group to which it is or will be a party as of the Effective Time, nor the consummation by SpinCo or any member of the SpinCo Group of the Transactions, will (i) conflict with or result in any breach or violation of any provision of the respective Organizational Documents of SpinCo or of the members of the SpinCo Group, (ii) result in a breach or violation of, require a Consent under or constitute a default under, or give rise to any right of termination, amendment, cancellation, payment obligation or acceleration adverse to any member of the SpinCo Group under any SpinCo Material Contract or SpinCo Transferred Property Lease or (iii) violate any Law applicable to the SpinCo Business, except, in the case of clause (ii) and clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

Section 5.5 Financial Statements; Undisclosed Liabilities.

(a) Section 5.5(a) of the SpinCo Disclosure Schedule sets forth the carve-out unaudited statement of operations of the SpinCo Business for the fiscal years ended September 30, 2024 and September 30, 2023 and the unaudited balance sheet of the SpinCo Business as of September 30, 2023 and September 30, 2024 (collectively, the “SpinCo Unaudited September 2024 Financial Statements”). The SpinCo Unaudited September 2024 Financial Statements (x) were prepared in good faith and derived from the financial data inputs in the consolidated audited financial statements of the Company for the fiscal years ended September 30, 2024 and September 30, 2023, which were prepared in accordance with GAAP as consistently applied by the Company throughout the periods covered, and (y) present fairly, in all material respects, the financial position and the results of operations of the SpinCo Business, in the aggregate, as of the respective dates thereof or the periods then ended, in each case except as may be noted therein and subject to the absence of footnote disclosures and to normal and recurring year-end adjustments that are not, individually or in the aggregate, material to the SpinCo Business; provided that the SpinCo Unaudited September 2024 Financial Statements and the foregoing representations and warranties are qualified by the fact that (A) the SpinCo Business has not operated on a separate standalone basis and has historically been reported within the Company’s consolidated financial statements, (B) the SpinCo Unaudited September 2024 Financial Statements assume certain allocated charges and credits which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the SpinCo Business would incur on a standalone basis, and (C) the SpinCo Unaudited September 2024 Financial Statements are not necessarily indicative of what the results of operations, financial position and cash flows of the SpinCo Business or the members of the SpinCo Group will be in the future.

(b) There are no liabilities or obligations of the SpinCo Business of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected or reserved for on a combined balance sheet of the SpinCo Business, other than those that: (i) are reflected or reserved for in the SpinCo Unaudited September 2024 Financial Statements; (ii) have been incurred in the ordinary course of business since September 30, 2024; (iii) are incurred in connection with the Transactions or the announcement, negotiation, execution or performance of this Agreement, the Transaction Documents or the Distribution; (iv) have been (or will be prior to the Closing) discharged or paid off; (v) arise in connection with future performance under existing Contracts unrelated to any breach or default by SpinCo or its Subsidiaries; or (vi) would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(c) When delivered pursuant to Section 7.24 of this Agreement, the SpinCo Audited Financial Statements will (x) have been prepared in accordance with GAAP as consistently applied by the Company throughout the periods covered, and (y) present fairly, in all material respects, the financial position and the results of operations of the SpinCo Business, in the aggregate, as of the respective dates thereof or the periods then ended; provided that the SpinCo Audited Financial Statements and the foregoing representations and warranties are qualified by the fact that (A) the SpinCo Business has not operated on a separate standalone basis and has historically been reported within the Company’s consolidated financial statements, (B) the SpinCo Audited Financial Statements will assume certain allocated charges and credits which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the SpinCo Business would incur on a standalone basis, and (C) the SpinCo Audited Financial Statements will not necessarily be indicative of what the results of operations, financial position and cash flows of the SpinCo Business or the members of the SpinCo Group will be in the future. The SpinCo Audited Financial Statements will conform in all respects to the published rules and regulations of the SEC applicable to financial statements for each of the periods that will be required to be included in the SpinCo Registration Statement and the RMT Partner Registration Statement.

(d) No member of the SpinCo Group is a party to, or has any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(b) of Regulation S-K promulgated by the SEC) that is material to the SpinCo Group, taken as a whole.

Section 5.6 Absence of Certain Changes or Events. (a) Except in connection with the process related to the potential separation, disposition or sale of the SpinCo Business and the review of strategic alternatives with respect to the SpinCo Business or as contemplated by this Agreement or the other Transaction Documents (including the reorganizations and transactions undertaken to facilitate the Reorganization and the Distribution), since September 30, 2024 and through the date of this Agreement, the SpinCo Business has been operated in the ordinary course of business in all material respects and (b) since September 30, 2024, there has not occurred any event, change, occurrence, circumstance, development or effect that is, or would reasonably be expected to result in, individually or in the aggregate, a SpinCo Material Adverse Effect.

Section 5.7 Sufficiency of the SpinCo Assets. At the Closing, (a) taking into account and giving effect to all of the Transaction Documents (including the rights, benefits and services made available in the Transaction Documents) and the Reorganization, (b) assuming all consents, authorizations, assignments, amendments and Permits necessary in connection with the consummation of the transactions contemplated by this Agreement and the Transaction Documents have been obtained and (c) other than with respect to Shared Services, the members of the SpinCo Group will own or have good, valid and marketable title to, or the right to use (including by means of ownership of rights pursuant to licenses or other Contracts) the assets, properties and rights necessary to conduct the SpinCo Business immediately following the Closing in substantially the same manner in all material respects as conducted by the Company and its Subsidiaries as of the date hereof. The foregoing is not, and is not intended to be, a representation or warranty of any kind regarding Intellectual Property or non-infringement (which representation and warranty is solely as set forth in Section 5.16).

Section 5.8 Litigation. (a) There is no, and in the past two (2) years has been no, Action pending or, to the Knowledge of SpinCo, threatened, against any member of the SpinCo Group, or arising out of or relating to the SpinCo Business and pending or, to the Knowledge of SpinCo, threatened, against the Company or any of its Subsidiaries other than the members of the SpinCo Group, except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, and (b) no member of the SpinCo Group (nor any of the Company or any of its other Subsidiaries solely with respect to the SpinCo Business) is subject to any outstanding order, judgment, writ, injunction, stipulation, award or decree issued by any Governmental Authority (any “Order”), except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

Section 5.9 Real Property.

(a) Section 5.9(a) of the SpinCo Disclosure Schedule sets forth a true and complete list of the material real property owned, or that will be owned following the Reorganization, by members of the SpinCo Group which constitute SpinCo Assets (together with the land, buildings, structures, improvements and fixtures thereon, the “SpinCo Owned Real Property”). Except as would not reasonably be expected to be material to the SpinCo Business, taken as a whole, (i) the members of the SpinCo Group, as applicable, have good and marketable indefeasible fee simple or valid title to all SpinCo Owned Real Property, free and clear of all Liens, except Permitted Liens and (ii) neither the Company, the members of the SpinCo Group, nor their respective Subsidiaries have received written notice of any, and to the Knowledge of SpinCo, there is no, pending condemnation, expropriation, eminent domain or similar Action affecting all or any material portion of any SpinCo Owned Real Property. Except as set forth on Section 5.9(a) of the SpinCo Disclosure Schedule and as would not reasonably be expected to be material to the SpinCo Business, taken as a whole, (i) no member of the SpinCo Group has granted to any Person the right to use or occupy any SpinCo Owned Real Property, and (ii) there are no outstanding options, rights of right offer to purchase any SpinCo Owned Real Property or any portion thereof or interest therein. Except as would not reasonably be expected to be material to the SpinCo Business, taken as a whole, no member of the SpinCo Group is in breach or default under any restrictive or other covenant encumbering any SpinCo Owned Real Property.

(b) Section 5.9(b) of the SpinCo Disclosure Schedule sets forth a true and complete list of material leased real property in which the members of the SpinCo Group have, or will have an interest following the Reorganization, a leasehold or subleasehold interest and which constitute SpinCo Assets (the “SpinCo Transferred Leased Property”), and the leases, subleases and other similar agreements with respect thereto (the “SpinCo Transferred Property Leases”). Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, (i) the members of the SpinCo Group, as applicable, have a valid leasehold or subleasehold interest in the SpinCo Transferred Leased Property, free and clear of all Liens, except Permitted Liens and subject to the Remedies Exception, and each such leasehold or subleasehold interest in a SpinCo Transferred Leased Property is legal, valid, binding, enforceable and in full force and effect, (ii) no member of the SpinCo Group, or, to the Knowledge of SpinCo, as of the date hereof, any other party thereto, is in breach of or default under any SpinCo Transferred Property Lease and no event has occurred or circumstances exists which, with delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination or acceleration of rent under such SpinCo Transferred Property

Lease, (iii) no member of the SpinCo Group has, as of the date hereof, received any written notice from any lessor of any SpinCo Transferred Leased Property of any breach of or default under any lease or sublease thereto by any member of the SpinCo Group, which breach or default has not been cured, and (iv) no member of the SpinCo Group has subleased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any SpinCo Transferred Property Lease or SpinCo Transferred Leased Property, except Permitted Liens.

Section 5.10 Tax Matters.

(a) Except as would not, individually or in the aggregate, have a SpinCo Material Adverse Effect:

(i) (A) All Tax Returns required to be filed by or with respect to a member of the SpinCo Group have been timely filed (taking into account applicable extensions), (B) all filed Tax Returns are true, correct and complete, and (C) all Taxes, whether or not shown as due on any Tax Returns, in respect of each member of the SpinCo Group and the SpinCo Business have been paid;

(ii) (A) No Governmental Authority has asserted any written claim, assessment or deficiency for Taxes against any member of the SpinCo Group (and, to the Knowledge of SpinCo, no such claim, assessment or deficiency has been threatened or proposed in writing), except for deficiencies which have been fully satisfied by payment, settled or withdrawn and (B) no claim, audit or other proceeding by any Governmental Authority is ongoing, pending or threatened in writing with respect to any Taxes of any member of the SpinCo Group;

(iii) All amounts of Taxes (including sales and other similar Taxes) required to be deducted, collected or withheld by each member of the SpinCo Group have been deducted, collected or withheld and have been (or will be) duly and timely paid to the proper Governmental Authority and each member of the SpinCo Group has complied in all respects with all informational reporting requirements related thereto;

(iv) No waivers or extension of any statute of limitations on the assessment and collection of any Tax or governmental charge with respect to any member of the SpinCo Group have been requested or made that has not expired (or would not expire) prior to the Closing;

(v) No member of the SpinCo Group has been subject to Tax in any jurisdiction outside the jurisdiction that it is incorporated or organized thereunder as a result of having a permanent establishment. No claim has ever been made by a Governmental Authority in a jurisdiction where any member of the SpinCo Group does not file Tax Returns of a particular type that such entity is or may be subject to taxation of such type by that jurisdiction;

(vi) No member of the SpinCo Group (A) is party to any Tax allocation, sharing, indemnity, or reimbursement agreement or other similar agreement (other than any customary commercial, leasing or employment contracts the primary purpose of which is not related to Taxes or any Tax allocation, sharing, indemnity, or reimbursement agreement the only parties to which are members of the SpinCo Group), (B) is subject to any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding similar provision of state, local or non-U.S. Tax Law) or other written agreement (including a Tax ruling) with a Governmental Authority that will remain in effect after the Closing, or (C) has any Liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by operation of law or by contract (other than customary commercial, leasing or employment contracts, the primary purposes of which do not relate to Taxes);

(vii) Other than in connection with the Separation, within the past two (2) years, no member of the SpinCo Group has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code;

(viii) No member of the SpinCo Group has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2); and

(ix) There are no Liens for Taxes (other than Permitted Liens) upon the assets of any member of the SpinCo Group or the SpinCo Business.

(b) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that would reasonably be expected to prevent or impede (i) the Intended Tax Treatment, (ii) the Company from delivering the Company Distribution Tax Representations, (iii) SpinCo from delivering the SpinCo Merger Tax Representations, (iv) RMT Partner from delivering the RMT Partner Tax Representations, (v) the Company from receiving the IRS Ruling, (vi) the Company or RMT Partner from receiving the Tax opinions described in Section 7.2(d), (vii) the Company from receiving the Company Merger Tax Opinion or (viii) RMT Partner from receiving the RMT Partner Merger Tax Opinion.

(c) Except as explicitly provided in this Section 5.10, no representation or warranty in this Section 5.10 shall be deemed to apply directly or indirectly with respect to any Company Combined Tax Return or any member of the Company Tax Group (or any Taxes with respect to such Tax Return).

Section 5.11 Material Contracts.

(a) There are no SpinCo Material Contracts as of the date hereof except as set forth in Section 5.11(a) of the SpinCo Disclosure Schedule. The term “SpinCo Material Contracts” means Contracts (other than sales or purchase orders, statements of work, standard terms and conditions, invoices and similar instruments) in the following categories that are primarily related to the SpinCo Business and to which the Company or any of its Subsidiaries is a party (in each case, other than any Contract that is a Company Asset, any intercompany agreements or any Contract for Shared Services):

(i) each of the top ten (10) Contracts that are exclusively related to the SpinCo Business, measured by the total amounts invoiced to the SpinCo Business during the twelve (12) month period ending September 30, 2024, other than any such Contracts that can be terminated on less than one hundred twenty (120) days’ notice without material monetary penalty;

(ii) the customer Contracts with each of the top ten (10) customers of the Biosciences and Diagnostic Solutions divisions of the SpinCo Business, measured by amounts paid to the SpinCo Business during the twelve (12) month period ending September 30, 2024;

(iii) any Contract requiring future capital commitments, investments or expenditures (or series of capital expenditures) by the SpinCo Business in excess of $5,000,000, other than partnerships, joint ventures, collaborations or similar material agreements involving partnership, co-investment or collaboration between the SpinCo Business and a third party;

(iv) any material partnership, joint venture, profit sharing, joint development, collaboration or similar material agreement involving partnership, co-investment or collaboration involving the SpinCo Business and a third party which (A) is reasonably expected to have revenues attributable to the SpinCo Business in excess of $5,000,000 during the twelve (12) month period following the date hereof, or (B) pursuant to which the Company or any of its Subsidiaries has an express obligation to make any investment in, or advancement or capital contribution to, any other Person in excess of $5,000,000, in the aggregate, in the twelve (12) month period following the date hereof, in each case, other than any such Contract solely between the Company and its wholly owned Subsidiaries or among wholly owned Subsidiaries of the Company;

(v) any Contract relating to the acquisition or disposition of any business, product line, equity interests or a material amount of assets, in each case for aggregate consideration under such contract in excess of $5,000,000 (whether by merger, sale of stock, sale of assets or otherwise) under which, after the Closing, the SpinCo Business will have any remaining material obligation with respect to an indemnification, “earn out,” contingent purchase price or similar contingent obligations;

(vi) (A) any Contract the express terms of which restrict or limit in any material respect the ability of any member of the SpinCo Group after the Closing to compete in any business or with any Person or in any geographic area, (B) any Contract the express terms of which grant the other party “most favored nation” status or equivalent preferential pricing terms as would have a material impact on the SpinCo Business, or (C) any Contract the express terms of which grant the other party exclusivity or similar rights as would have a material impact on the SpinCo Business;

(vii) any Contract (A) pursuant to which (1) any Person has licensed any material Intellectual Property to any member of the SpinCo Group or (with respect to the SpinCo Business) the Company Group, or granted to any member of the SpinCo Group or (with respect to the SpinCo Business) the Company Group, any covenant not to sue or substantial right of use with respect to any Intellectual Property, excluding non-exclusive licenses with respect to commercially available software or Technology, or (2) any member of the SpinCo Group or (with respect to the SpinCo Business) the Company Group has granted any Person a license to any material SpinCo Intellectual Property or a covenant not to sue or other substantial right of use with respect to any SpinCo Intellectual Property other than non-exclusive licenses granted in the ordinary course of business in connection with the sale or licensing of any products or services, or (B) relating to the development of any material SpinCo Intellectual Property (other than Contracts entered into with employees or independent contractors on the Company’s standard form invention assignment agreements);

(viii) other than the SpinCo Commitment Letter or otherwise in connection with the SpinCo Financing or Permanent SpinCo Financing, any Contract relating to or evidencing indebtedness for borrowed money of the SpinCo Business in excess of $5,000,000, except for any Contract relating to indebtedness for borrowed money or guarantees or credit support arrangements with respect to any such indebtedness or arrangements between the Company and a Subsidiary of the Company or between Subsidiaries of the Company;

(ix) any material interest rate, currency, commodity or other swap, collar, cap or other hedging or similar agreements or arrangements exclusively related to the SpinCo Business;

(x) each Contract under which any member of the SpinCo Group has continuing material guarantee or indemnification obligations to any Person, other than those entered into in the ordinary course of the SpinCo Business;

(xi) any material vendor Contracts with a third party pursuant to which such third party provides information technology, human resources or financial services to the Company, SpinCo or any member of the Company Group or SpinCo Group primarily used or primarily held for use in the SpinCo Business; and

(xii) any material settlement Contract relating to any actual or threatened Actions in the two (2) years preceding the date of this Agreement pursuant to which any member of the SpinCo Group (after giving effect to the Reorganization) has ongoing obligations after the Closing.

(b) The Company has made available to RMT Partner copies of each SpinCo Material Contract that are correct and complete in all material respects (subject to any redaction of information deemed competitively sensitive by the Company or pursuant to applicable Law or contractual obligation to which the Company is bound). Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, (i) each SpinCo Material Contract is a legal, valid and binding obligation of the Company or a Subsidiary thereof, as applicable, and, to the Knowledge of SpinCo, each counterparty thereto, and is in full force and effect and enforceable in accordance with its terms, (ii) neither the Company and its applicable Subsidiaries nor, to the Knowledge of SpinCo, any other party thereto, is in breach of, or in default under, any such SpinCo Material Contract, and (iii) no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Company or any of its applicable Subsidiaries, or, to the Knowledge of SpinCo, any other party thereto. As of the date hereof, no party to any SpinCo Material Contract has exercised any termination rights with respect thereto (or provided written notice of intent to exercise such termination rights or written notice that such party intends to adversely amend or modify or elect not to renew or perform such SpinCo Material Contract).

Section 5.12 Labor Relations.

(a) Section 5.12(a) of the SpinCo Disclosure Schedule sets forth a list, as of the date of hereof, of (i) each labor union, works council or other employee representative body that represents SpinCo Group Employees and (ii) each Collective Bargaining Agreement covering SpinCo Group Employees and/or to which any member of the SpinCo Group is a party or by which any member of the SpinCo Group is bound. Except as would not reasonably be expected to be material to the SpinCo Business, taken as a whole or as set forth on Section 5.12(a) of the SpinCo Disclosure Schedule: (i) no petition for recognition or certification of a bargaining unit or employee representative of a labor organization for the representation of any SpinCo Group Employees is pending or, to the Knowledge of SpinCo, threatened; and (ii) no strike, slowdown, work stoppage, lockout, job action, picketing, handbilling material labor dispute, union organizing activity, in each case affecting the SpinCo Business or any of the members of the SpinCo Group or relating to any SpinCo Group Employees, is pending or has occurred within the past two (2) years.

(b) There are no pending, or to the Knowledge of SpinCo, threatened, unfair labor or other employment-related practice charges, complaints, grievances or other Actions by or before any Governmental Authority arising under any applicable Law governing labor or employment by, in connection with or otherwise related to any SpinCo Group Employees or current independent contractors of the SpinCo Business, other than any such charges, complaints, grievances or Actions that would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, for the past two (2) years, the Company and each of its Affiliates, as well as the SpinCo Group, has been in compliance with all Laws relating to labor and employment and employment practices, including all Laws respecting terms and conditions of employment, employment practices, discrimination, harassment, retaliation civil rights, plant closures and mass layoffs (including the Worker Adjustment and Retraining Notification Act (“WARN”)) and any similar state or local plant closures and mass layoffs Laws, wages (including minimum wage and overtime), hours of work, meal and rest breaks, withholdings and deductions, worker classification (including the classification of exempt and non-exempt employees and of independent contractors and consultants), employment equity, collective bargaining, occupational health and safety, workers’ compensation and immigration, in each case, with respect to the SpinCo Group Employees, former employees, and independent contractors or other workers providing services to the SpinCo Business.

(d) With respect to the SpinCo Business and the SpinCo Group Employees, the Company and its Affiliates have reasonably investigated all allegations of sexual or other harassment that have been reported to the Company’s Ethics Office in the past two (2) years. Neither the Company nor any of its Affiliates reasonably anticipates any material Liabilities relating to any such allegations.

(e) All SpinCo Group Employees are exclusively or primarily dedicated to the SpinCo Business.

Section 5.13 Compliance with Law; Permits.

(a) Except for Environmental Laws (which are addressed exclusively as set forth in Section 5.17), the Company and the Company’s Subsidiaries (in each case, solely with respect to the SpinCo Business) and the members of the SpinCo Group are, and, during the past two (2) years the Company and the Company’s Subsidiaries (in each case, solely with respect to the SpinCo Business) and the members of the SpinCo Group (i) have been in compliance with all applicable Laws and (ii) have not received notice from any Governmental Authority alleging any material non-compliance with or possible violation of any applicable Law or that the Company or any of its Subsidiaries (with respect to the SpinCo Business) or the members of the SpinCo Group, is subject to any inspection, investigation, survey, audit or other review, except in each case as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. Neither the Company nor any of its Subsidiaries (in each case, solely with respect to the SpinCo Business) is subject to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements or consent decrees with or imposed by any Governmental Authority and to the Knowledge of SpinCo (A) the imposition of any such agreement or decree is not currently pending, and (B) neither the Company nor any of its Subsidiaries has received written notice that the imposition of any such agreement or decree is currently contemplated or proposed.

(b) Except with respect to Permits required under applicable Environmental Laws (which are addressed exclusively in Section 5.17), at all times during the past two (2) years (i) the Company and its Subsidiaries (with respect to the SpinCo Business) and the members of the SpinCo Group have obtained and maintained all of the Permits and Regulatory Authorizations necessary to conduct the SpinCo Business substantially in the manner it conducted as of the applicable date in compliance with applicable Law and (ii) such Permits and Regulatory Authorizations as are necessary to conduct the SpinCo Business substantially in the manner it is currently conducted are valid and in full force and effect and the Company or its applicable Subsidiary or the applicable member of the SpinCo Group is in compliance with the terms thereof, in each case of (i) and (ii) except for such matters that would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(c) None of the Company or any of the Company’s Subsidiaries (in each case, solely with respect to the SpinCo Business) or any member of the SpinCo Group, any SpinCo Group Employee or, to the Knowledge of SpinCo, any agent or other third party representative acting on behalf of the SpinCo Business, (i) is currently, or since April 24, 2019 (A) been a Sanctioned Person; (B) been engaging in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country in violation of Sanctions; or (C) otherwise been in violation of Sanctions, Ex-Im Laws, or U.S. anti-boycott Laws (collectively, “Trade Controls”); or (ii) has in the past two (2) years (A) made or accepted any unlawful payment or given, received, offered, promised, or authorized or agreed to give or receive, any money, advantage or thing of value, directly or indirectly, to or from any employee or official of any Governmental Authority or any other Person in violation of Anti-Corruption Laws or (B) otherwise been in violation of any Anti-Corruption Laws.

(d) None of the Company or any of the Company’s Subsidiaries (in each case, solely with respect to the SpinCo Business) or any member of the SpinCo Group has (i) received from any Governmental Authority or any Person any written notice, inquiry, or internal or external allegation; (ii) made any voluntary or involuntary disclosure to a Governmental Authority; or (iii) conducted any internal investigation or audit, in each case of clauses (i)-(iii) concerning any actual or potential violation or wrongdoing related to Trade Controls or Anti-Corruption Laws. There are no pending or, to the Knowledge of SpinCo, threatened claims against the Company or any of its Subsidiaries (in each case, solely with respect to the SpinCo Business) with respect to Trade Controls or Anti-Corruption Laws.

Section 5.14 Regulatory Matters.

(a) During the past two (2) years the Company and the Company’s Subsidiaries (in each case, solely with respect to the SpinCo Business) and the members of the SpinCo Group have filed with the applicable regulatory authorities (including the FDA or any other Governmental Authority having jurisdiction over the safety, efficacy, approval, development, testing, labeling, manufacture, store, sale, commercialization or distribution of the products of the SpinCo Business (each, a “Specified SpinCo Governmental Authority”)) all required material filings, declarations, listings, registrations, reports or submissions, including, but not limited to, adverse event reports, except, in each case, as would not have, and would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. All such filings, declarations, listings, registrations, reports or submissions were in material compliance with all applicable Laws (including all applicable Regulatory Laws) when filed, and, as of the date of this Agreement, no deficiencies have been asserted in writing by any applicable Specified SpinCo Governmental Authority to the Company or any of its Subsidiaries with respect to any such filings, declarations, listing, registrations, reports or submissions, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(b) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, the Company and the Company’s Subsidiaries (in each case, solely with respect to the SpinCo Business) have for the past two (2) years had appropriate internal controls that are reasonably designed to ensure compliance with, all applicable Laws, including all Regulatory Laws.

(c) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, all preclinical and clinical studies or tests sponsored by the Company or the Company’s Subsidiaries (in each case, solely with respect to the SpinCo Business) and the members of the SpinCo Group in the past two (2) years have been conducted in material compliance with applicable Law, including all applicable Regulatory Laws and Regulatory Authorizations, rules, regulations and binding guidance, including Good Clinical Practices and Good Laboratory Practice Requirements and federal and state laws, rules, regulations and binding guidance restricting the use and disclosure of individually identifiable health information. In the past two (2) years and through the date of this Agreement, the Company or the Company’s Subsidiaries (in each case, solely with respect to the SpinCo Business) and the members of the SpinCo Group have not received any written notices or other material correspondence from any Specified SpinCo Governmental Authority with respect to any ongoing clinical or pre-clinical studies or tests withdrawing, placing, or threatening to withdraw or place any such studies on “clinical hold” requiring the termination, suspension or material modification of such studies or tests.

(d) Except as set forth on Section 5.14(d) of the SpinCo Disclosure Schedule, in the past two (2) years, neither the Company or the Company’s Subsidiaries (in each case, solely with respect to the SpinCo Business) has received any written notification from any Specified SpinCo Governmental Authority of any material violation of any Food and Drug Law or Healthcare Law or any pending or threatened Actions under any Regulatory Laws, including any FDA warning letter, FDA Form 483, untitled letter, “it has come to our attention” letter, or other written notice of potential enforcement proceedings or similar correspondence or written notice from any Specified SpinCo Governmental Authority.

(e) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, during the past two (2) years and through the date of this Agreement, neither the Company nor its Subsidiaries (in each case, solely with respect to the SpinCo Business), nor to the Knowledge of SpinCo, any of its or their officers, employees, or agents, have been (i) disqualified, suspended or debarred for any purpose, or received written notice of action or threat of action with respect to debarment under the provisions of 21 U.S.C. § 335a or any equivalent provisions in any other jurisdiction; (ii) excluded under 42 U.S.C. Section 1320a-7 or otherwise from participation in the Medicare program, any state Medicaid program or any other federal healthcare program; or (iii) formally charged with or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law.

(f) Except as set forth on Section 5.14(f) of the SpinCo Disclosure Schedule, during the past two (2) years and through the date of this Agreement, neither the Company nor its Subsidiaries (in each case, solely with respect to the SpinCo Business) has voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall or any field corrective action, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any SpinCo Business product, or is currently considering initiating, conducting or issuing any recall of any SpinCo Business product, except in each case as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. To the Knowledge of SpinCo, there are no facts which would reasonably be expected to cause, and neither the Company nor any Subsidiary (with respect to the SpinCo Business) has received in the past two (2) years any written notice from the FDA or any other Specified SpinCo Governmental Authority regarding, (i) the recall, market withdrawal or replacement of any SpinCo Business product sold or intended to be sold by the SpinCo Business, (ii) a change in the marketing classification or a material change in the labelling of any such SpinCo Business products, (iii) a termination, enjoinment or suspension of the manufacturing, marketing, or distribution of such SpinCo Business products, or (iv) a negative change in reimbursement status of a SpinCo Business product, that in each case, would reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(g) Neither the Company nor its Subsidiaries (in each case, solely with respect to the SpinCo Business), (i) is a “business associate” or “covered entity” as such terms are defined in HIPAA, or (ii) has submitted or currently submits claims for its respective products or services to Medicare, or Medicaid, or any other U.S. federal healthcare program, except in each case as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(h) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, during the past two (2) years, none of the Company nor its Subsidiaries (in each case, solely with respect to the SpinCo Business), nor any of their respective directors, officers managing employees, nor to the Knowledge of SpinCo, any of their independent contractors or agents, have knowingly and willfully offered or paid any remuneration (including any kickback, bribe, rebate, payoff, influence payment or inducement) directly or indirectly, overtly or covertly, in cash or in kind, to any Person to induce such Person (i) to refer an individual to a Person for the furnishing or arranging for the furnishing of any item or service in violation of any Regulatory Law; or (ii) to purchase, lease, order, arrange for or recommend purchasing, leasing or ordering any good, facility, service or item in violation of any Regulatory Law.

Section 5.15 SpinCo Benefit Plans.

(a) Section 5.15(a) of the SpinCo Disclosure Schedule sets forth a list, as of the date hereof, of each material Company Benefit Plan and separately identifies and sets forth each material SpinCo Benefit Plan; provided that (x) with respect to individual offer letters or employment or similar agreements, such lists shall consist of representative forms and of individual agreements with SpinCo Group Employees who are members of the SpinCo Group Leadership Team (as defined in the SpinCo Disclosure Schedule) that contain ongoing contractual obligations, and may be provided during the sixty (60)-day period following the date hereof, (y) with respect to ordinary course retention agreements, such lists may be provided during the sixty (60)-day period following the date hereof, and (z) with respect to Company Benefit Plans (other than SpinCo Benefit Plans) maintained outside of the United States, such lists may be provided during the sixty (60)-day period following the date hereof. Each SpinCo Benefit Plan is exclusive to SpinCo and its Subsidiaries, and no SpinCo Benefit Plan covers or provides benefits to any individual who is not a current or former employee of SpinCo (or an eligible dependent or beneficiary thereof).

(b) As applicable with respect to each of the material SpinCo Benefit Plans (other than individual agreements or arrangements), the Company has made available to RMT Partner true and complete copies of: (i) the applicable plan document (including all amendments thereto) and all related trust agreements, insurance policies or other funding arrangements; (ii) the most recent summary plan description; (iii) the most recent Form 5500 (including all schedules and attachments thereto); (iv) the most recent determination, opinion or advisory letter issued by the IRS; and (v) any material, non-routine correspondence with any Governmental Authority in the past two (2) years. As applicable with respect to each of the material Company Benefit Plans (other than individual agreements or arrangements), the Company has made available to RMT Partner true and complete copies of: (A) the applicable plan document (including all amendments thereto) or, for any unwritten plan, a summary of the material terms thereof; and (B) the most recent determination, opinion or advisory letter issued by the IRS. Notwithstanding the foregoing provisions of this paragraph, material Company Benefit Plans (other than SpinCo Benefit Plans) maintained outside of the United States may be made available to RMT Partner during the sixty (60)-day period following the date hereof.

(c) Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS (or is entitled to rely upon a favorable opinion letter issued by the IRS), and, to the Knowledge of SpinCo, there are no existing circumstances or events that would reasonably be expected to adversely affect the qualified status of any such plan.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) each of the Company Benefit Plans has been established, maintained, operated, funded and administered in all respects in accordance with its terms and in compliance with applicable Law, including ERISA and the Code; (ii) there are no pending Actions or claims (other than routine claims for benefits), or to the Knowledge of SpinCo, threatened, against or involving any Company Benefit Plan (or the assets thereof); (iii) all required contributions and other payments to each Company Benefit Plan that have become due have been timely made or, if not yet due, properly accrued; (iv) there has been no “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA or breach of fiduciary duty (as determined under ERISA) with respect to any Company Benefit Plan; and (v) neither SpinCo nor any of its Subsidiaries has incurred (whether or not assessed) any Liability that has not been satisfied under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(e) No SpinCo Benefit Plan is, and neither SpinCo nor any of its ERISA Affiliates sponsors, maintains, contributes to, has any obligation to contribute to, has any Liability under or with respect to: (i) any Multiemployer Plan; or (ii) a plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA, or any “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413 of the Code. No SpinCo Benefit Plan is a “defined benefit plan” (as defined in Section 3(35) of ERISA) or a plan subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code. Neither SpinCo nor any of its ERISA Affiliates has incurred (x) any Liability to or with respect to a Multiemployer Plan, including as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA, that has not been satisfied in full, or (y) any Controlled Group Liability that has not been satisfied in full, and, to the Knowledge of SpinCo, no condition exists that presents a material risk to SpinCo or its ERISA Affiliates of incurring any such Liabilities.

(f) Neither the execution and delivery of this Agreement nor the consummation of the Transactions would reasonably be expected to, either alone or in combination with another event: (i) entitle any SpinCo Group Employee to material severance pay, unemployment compensation or any other material benefits or payments; (ii) accelerate the time of payment, funding or vesting, or materially increase the amount of any payments or benefits due to any SpinCo Group Employee (including the forgiveness of indebtedness); (iii) limit or restrict the right to merge, terminate or amend any SpinCo Benefit Plan on or after the Closing; or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(g) No SpinCo Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

(h) Each SpinCo Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all material respects in operational compliance with, and is in all material respects in documentary compliance with, Section 409A of the Code and all IRS guidance promulgated thereunder, and no amount under any such plan, agreement or arrangement is, has been or would reasonably be expected to be subject to any additional Tax, interest or penalties under Section 409A of the Code.

(i) Except for individual offer letters or individual agreements disclosed in accordance with Section 5.15(a) of the SpinCo Disclosure Schedule as of the date hereof and made available to RMT Partner as of the date hereof, no SpinCo Group Employee that is a resident of the United States as of the date hereof is eligible to receive severance (except pursuant to a broad based severance plan or policy disclosed in Section 5.15(a) of the SpinCo Disclosure Schedule).

(j) No SpinCo Benefit Plan provides, and SpinCo does not have any obligation to provide, retiree, post-termination or other post-employment health or welfare benefits, other than health care continuation coverage as required by Section 4980B of the Code or any similar Law (“COBRA”) or ERISA.

(k) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) each Company Benefit Plan that is a Foreign Benefit Plan (a “Company Foreign Benefit Plan”) has been established, maintained, funded, operated and administered in all respects in accordance with its terms and applicable Laws, and if intended to qualify for special Tax treatment, meets all the requirements for such treatment; (ii) is funded, book-reserved or secured by an insurance policy to the extent required by the terms of the applicable Company Foreign Benefit Plan or applicable Law, based on reasonable actuarial assumptions in accordance with applicable accounting principles; and (iii) each Company Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

Section 5.16 Intellectual Property.

(a) Section 5.16(a) of the SpinCo Disclosure Schedule sets forth a list, as of the date hereof, of all SpinCo Intellectual Property that is Registered IP (the “Registered SpinCo Intellectual Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, the Intellectual Property required to be disclosed in Section 5.16(a) of the SpinCo Disclosure Schedule pursuant to the foregoing sentence (i) are all subsisting and, other than Registered SpinCo Intellectual Property constituting applications, valid or enforceable and (ii) do not require any filings, payments or similar actions to be taken by the Company Group for the purposes of obtaining, maintaining, perfecting or renewing such Intellectual Property.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) the Company and its Subsidiaries solely and exclusively own and, as of the Distribution, the members of the SpinCo Group solely and exclusively own all rights, title and interest in and to the SpinCo Intellectual Property, in each case, free and clear of all Liens other than Permitted Liens; and (ii) the SpinCo Intellectual Property and the Intellectual Property licensed to the members of the SpinCo Group pursuant to the Transaction Documents constitute all Intellectual Property of the Company and its Subsidiaries used in or necessary for the operation of the SpinCo Business as currently conducted.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) there is no opposition or cancellation Action pending that challenges the ownership, validity or enforceability of any SpinCo Intellectual Property (other than ordinary course proceedings related to the application for any item of Registered SpinCo Intellectual Property); (ii) the operation of the SpinCo Business does not infringe, misappropriate or violate, and in the past two (2) years has not infringed, misappropriated, or violated the Intellectual Property of any other Person; and (iii) none of the Company or any of its Subsidiaries (including the SpinCo Group) have received any written notice since the date that is one (1) year prior to the date hereof alleging that the operation of the SpinCo Business infringes, misappropriates, or violates the Intellectual Property of any other Person.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) to the Knowledge of SpinCo, no Person is infringing, misappropriating or otherwise violating, and in the past two (2) years has not infringed, misappropriated, or violated, any SpinCo Intellectual Property, and (ii) neither the Company nor any member of the SpinCo Group has, since the date that is two (2) years prior to the date hereof, made any written allegation or brought any Action against any Person claiming that such Person is infringing, misappropriating or otherwise violating, any SpinCo Intellectual Property.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, the Company and its Subsidiaries and the members of the SpinCo Group have taken commercially reasonable measures to protect, preserve, and maintain the SpinCo Intellectual Property, including by protecting the confidentiality of all material Trade Secrets included in the SpinCo Intellectual Property, and there are, and in the past two (2) years there have been, no unauthorized uses or disclosures of any such Trade Secrets.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, all Persons (including current and former employees, consultants and independent contractors) who contributed to the development or creation of any material SpinCo Intellectual Property, have assigned (including by operation of law) to the Company or one of its Subsidiaries (or, if applicable, a member of the SpinCo Group) all of such Person’s right, title and interest in and to all such Intellectual Property developed or created in the course of such Person’s employment or retention thereby.

(g) Except as would not have, individually or in the aggregate, a SpinCo Material Adverse Effect, (i) no funding, personnel, or facilities of any Governmental Authority, university, college, or other educational institution or research center was used, directly or indirectly, to create, author, conceive of, invent, modify, improve, or develop any material Intellectual Property for or on behalf of the SpinCo Business in a manner that has resulted in any such third party having any current claim or right in or to any SpinCo Intellectual Property, or (ii) no such Person has asserted in writing any claim or right in or to any SpinCo Intellectual Property on the basis that its funding, personnel, or facilities were used in the development thereof.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, the Company and its Subsidiaries and the members of the SpinCo Group have not incorporated, included, embedded, linked or distributed any Open Source Software with material proprietary Software included in the SpinCo Intellectual Property (“SpinCo Software”) and distributed such combined Software in a manner that would require as a condition of the use, modification, hosting, or distribution of such Open Source Software that any such SpinCo Software (or material portion thereof): (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making, or otherwise permit any Person to make, derivative works of or reverse engineer any such source code; or (iii) be redistributed, hosted or otherwise made available at no or nominal charge. Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, (x) no material portion of source code of SpinCo Software has been disclosed, licensed, released, distributed or made available to or for any Person who was not or is not an employee, contractor, consultant or other Person working on behalf of the Company and its Subsidiaries and the members of the SpinCo Group, or escrowed to or for any Person, and no Person has been granted any rights thereto or agreed to disclose, license, release, deliver, escrow, or otherwise grant any right thereto and (y) no event has occurred, and no circumstance or condition exists, that (whether with or without the passage of time, the giving of notice or both) will, or would reasonably be expected to, result in a requirement that any such source code be disclosed, licensed, released, distributed, escrowed or made available, or any other grant of any right be made with respect thereto.

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, in each case solely with respect to the SpinCo Business, (i) neither the Company nor its Subsidiaries has, in the past one (1) year, sent, been required to send, or received any written notice in connection with any violation by the Company or its Subsidiaries of any Privacy Requirement, nor has the Company or its Subsidiaries been threatened in writing to be charged with any such violation by any Governmental Authority; (ii) neither the Company nor its Subsidiaries has, in the past one (1) year, received any written complaint by any Person with respect to the collection, use or processing of Personal

Information; (iii) the Company and its Subsidiaries maintain policies and procedures regarding data security, privacy, data transfer and the processing of data and Personal Information that are commercially reasonable and designed to protect Personal Information against any unauthorized use, access or disclosure and otherwise comply with Privacy Requirements; (iv) the Company and its Subsidiaries, in connection with the SpinCo Business, in the past one (1) year, have been in compliance in all material respects with all Privacy Requirements; and (v) in the past one (1) year, to the Knowledge of SpinCo, there has been no unauthorized use, access or disclosure or other processing of any SpinCo Business Systems, data, or other information (including Trade Secrets and Personal Information) used in the SpinCo Business.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) as of (A) the date hereof, the Company and its Subsidiaries, and (B) the Distribution Time, the SpinCo Group, owns or has a valid right to access and use the SpinCo Business Systems, taking into account all assets and services to be provided, acquired, leased, licensed or otherwise obtained under the Transaction Documents or independently acquired by RMT Partner or its Affiliates as contemplated thereby; and (ii) the SpinCo Business Systems do not, to the Knowledge of the Company, contain any viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants or effects that disrupt or adversely affect the functionality of any such SpinCo Business Systems, except as disclosed in their documentation.

(k) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) the Company and its Subsidiaries (including the SpinCo Group) have taken commercially reasonable precautions to protect the confidentiality, integrity and security of the SpinCo Business Systems, and all information processes thereby or stored therein from any unauthorized processing; and (ii) in the past one (1) year there have been no failures or other adverse events affecting any of the SpinCo Business Systems that have caused any material disruption in the use thereof or to the operation of the SpinCo Business.

(l) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, neither the execution of this Agreement or the Transaction Documents nor the consummation of the Transaction Process will result in the loss or impairment of the Company’s or any member of the SpinCo Group’s right to own or use any of the SpinCo Intellectual Property, other than any obligations which such party was bound by or subject to any rights granted prior to the Closing.

Section 5.17 Environmental Matters.

(a) The members of the SpinCo Group and the Company Group and the facilities, assets and operations on any real property owned, leased or operated by the members of the SpinCo Group and the Company Group, in each case with respect to the SpinCo Business, are, and during the past two (2) years have been, in compliance with applicable Environmental Laws and any material Permit required to operate the SpinCo Business or SpinCo Assets or occupy and use any real property or facility (including the SpinCo Transferred Leased Property and SpinCo Owned Real Property) under any applicable Environmental Law (any “SpinCo Environmental Permit”), except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(b) As of the date of this Agreement, (i) there is no Action pending or, to the Knowledge of the Company, threatened that asserts any actual or potential Environmental Liability relating to the SpinCo Business, (ii) no outstanding Order has been issued or is otherwise in effect in relation to any Environmental Law or any SpinCo Environmental Permit, in each case relating to the SpinCo Business, the SpinCo Assets or any real property or facility currently owned, leased or operated by the SpinCo Business (including the SpinCo Transferred Leased Property or SpinCo Owned Real Property), and (iii) neither the SpinCo Group nor the Company or any of its Subsidiaries have received, in the past two (2) years, any written notice, report or other information alleging any Environmental Liability relating to the SpinCo Business, except in each case of (i) through (iii) as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(c) To the Knowledge of SpinCo, no member of the SpinCo Group, the Company or any Company Subsidiary (or any other Person to the extent resulting in Environmental Liability for the SpinCo Group), in each case with respect to the SpinCo Business, has Released, disposed of, arranged for the disposal of, or exposed any Person to, any Hazardous Materials, in each case except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

Section 5.18 Insurance. All insurance policies (excluding those funding any SpinCo Benefit Plans set forth on Section 5.15(a) of the SpinCo Disclosure Schedule) to which any member of the SpinCo Group is currently a party, or which are held for the benefit of the members of the SpinCo Group or the SpinCo Business, are in full force and effect, and, to the Knowledge of SpinCo, have been issued by licensed insurers, all premiums due and payable with respect thereto have been paid, and no notice of cancellation or termination has been received with respect to any such policies, except for such cancellations or terminations which would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

Section 5.19 Affiliate Matters. Except for Contracts solely between or among the members of the SpinCo Group or Contracts for employment, compensation or benefit agreements or arrangements with directors, officers and employees made in the ordinary course of business or as set forth on Section 5.19 of the SpinCo Disclosure Schedule, no member of the SpinCo Group is party to any SpinCo Affiliate Contract.

Section 5.20 Proxy Statement; Registration Statements. None of the information regarding any of the Company or any of its Subsidiaries (including the members of the SpinCo Group), the SpinCo Business, or the transactions contemplated by this Agreement or any Transaction Document to be provided by the Company or SpinCo or any of their respective Subsidiaries specifically for inclusion in, or incorporation by reference into, the Proxy Statement, the RMT Partner Registration Statement, the SpinCo Registration Statement or the documents relating to the Distribution that are filed with the SEC and/or distributed to Company stockholders or RMT Partner stockholders (the “Distribution Documents”) will, in the case of the Proxy Statement or the Distribution Documents or any amendment or supplement thereto, at the time of the first mailing of the Proxy Statement and the Distribution Documents and of any amendment or supplement thereto, or, in the case of the RMT Partner Registration Statement and the SpinCo Registration Statement, at the time such registration statement becomes effective, on the date of the RMT Partner Stockholders Meeting, at the Distribution Date or at the Effective Time, contain an untrue or false statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. The SpinCo Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, except that no representation is made by the Company or SpinCo with respect to information provided by RMT Partner specifically for inclusion in, or incorporation by reference into, the SpinCo Registration Statement.

Section 5.21 Board and Stockholder Approval.

(a) Each of the Company Board and the SpinCo Board, at a meeting duly called and held or by written consent, has by unanimous vote of all directors present or unanimous consent, (i) approved this Agreement, the Separation Agreement and the other Transaction Documents and authorized and approved the execution, delivery and performance hereof and thereof and the consummation of the transactions contemplated hereby and thereby, including the Merger and the Separation and (ii) declared each of them advisable, fair to and in the best interests of the Company, SpinCo and their respective stockholders. As of the date hereof, the sole stockholder of SpinCo is (and as of immediately prior to the Distribution the sole stockholder of SpinCo will be) the Company.

(b) Immediately after the execution of this Agreement, the Company will approve and adopt, as SpinCo’s sole stockholder, this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby, including the Merger (the “SpinCo Stockholder Approval”). The approval of the Company’s stockholders is not required to effect the transactions contemplated by the Separation Agreement, this Agreement or any of the other Transaction Documents. Upon obtaining the SpinCo Stockholder Approval, the approval of SpinCo’s stockholders after the Distribution Date will not be required to effect the transactions contemplated by this Agreement, including the Merger, unless this Agreement is amended on or after the Distribution Date.

Section 5.22 RMT Partner Common Stock. Neither the Company nor any of its Subsidiaries, including SpinCo owns (directly or indirectly, beneficially or of record) or will own on the Closing Date nor is a party to any Contract for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of RMT Partner (other than as contemplated by this Agreement).

Section 5.23 SpinCo Financing. On or prior to the date of this Agreement, SpinCo has delivered to RMT Partner a true, complete and fully executed copy of the SpinCo Commitment Letter. As of the date of this Agreement, (a) the SpinCo Commitment Letter has not been amended, waived or modified in any respect and no such amendment, waiver or modification is contemplated, (b) to the Knowledge of the Company, the respective commitments contained in the SpinCo Commitment Letter have not been withdrawn, terminated, modified or rescinded in any respect and (c) the SpinCo Commitment Letter is in full force and effect and is a legal, valid and binding obligation of SpinCo, and, to the Knowledge of the Company, each of the other parties thereto, enforceable against SpinCo, and, to the Knowledge of the Company, each of the other parties thereto in accordance with its terms (except insofar as such enforceability is subject to the Remedies Exception). As of the date of this Agreement, except for the SpinCo Commitment Letter, there are no side letters or other Contracts to which SpinCo or any of its Affiliates is a party containing conditions precedent to or otherwise relating to the funding of the full amount of the SpinCo Financing, other than as expressly set forth in the SpinCo Commitment Letter delivered to RMT Partner. As of the date of this Agreement, no event has occurred, which, with or without notice, lapse of time or both, (i) would constitute a default or breach on the part of SpinCo, its Affiliates or, to the Knowledge of the Company, any other party to the SpinCo Commitment Letter under the SpinCo Commitment Letter, or (ii) to the Knowledge of the Company, would result in any portion of the SpinCo Financing being unavailable or delayed.

Section 5.24 No Other Representations and Warranties. Except as expressly set forth in Article VI or in any Transaction Document (and except for any RMT Partner Tax Representations), (a) the Company and SpinCo each acknowledges and agrees that neither RMT Partner, Merger Sub nor any of their Affiliates, nor any of their respective Representatives has made, or is making, any express or implied representation or warranty whatsoever with respect to RMT Partner, Merger Sub or any of their Affiliates, or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and (b) the Company and SpinCo each further acknowledges and agrees that neither RMT Partner, Merger Sub nor any of their Affiliates shall be liable in respect of the accuracy or completeness of any information provided to the Company, SpinCo or any of their respective Affiliates or Representatives. Without limiting the generality of the foregoing, except as expressly set forth in Article VI or in any Transaction Document (and except for any RMT Partner Tax Representations), each of the Company and SpinCo acknowledges and agrees that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to RMT Partner or any of its Subsidiaries that may have been made available, in the RMT Partner Datasite or otherwise, to the Company, SpinCo or any of their Representatives, and expressly disclaims reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made to, or made available to, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement, and notwithstanding the distribution, disclosure or other delivery to the Company, SpinCo or any of their respective Representatives of any document or other information with respect to any one or more of the foregoing, and waive any claims or causes of actions relating thereto, other than those for Fraud. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in this Agreement (including the RMT Partner Disclosure Schedule), any information, documents or other materials (including any such materials contained in the RMT Partner Datasite or otherwise reviewed by the Company, SpinCo or any of their respective Affiliates or Representatives) or management presentations that have been or shall hereafter be provided to the Company, SpinCo or any of their respective Affiliates or Representatives are not and will not be deemed to be representations or warranties of RMT Partner or Merger Sub, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as expressly set forth in Article VI of this Agreement or in any Transaction Document (and except for any RMT Partner Tax Representations). In entering into this Agreement, the Company and SpinCo acknowledge and agree that they have relied solely upon their own investigation and analysis, and the Company and SpinCo acknowledges and agrees, to the fullest extent permitted by Law, that RMT Partner, Merger Sub and their Affiliates and their respective Representatives shall not have any Liability or responsibility whatsoever to the Company or SpinCo or any of their respective Representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to the Company or SpinCo or their Affiliates or any of their respective Representatives, including in respect of the specific representations and warranties as set forth in Article VI of this Agreement or any Transaction Document, except as and only to the extent expressly set forth herein or therein with respect to such representations and warranties and subject to the limitations and restrictions contained herein or therein.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF RMT PARTNER AND MERGER SUB

Except as otherwise disclosed or identified in (a) the RMT Partner SEC Documents filed with or furnished to the SEC and publicly available on the SEC’s EDGAR database at least one (1) Business Day prior to the date hereof (excluding any disclosures of factors or risks contained or references therein under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are forward-looking statements and any other similar general, forward-looking, predictive or cautionary statements) or (b) the corresponding section or subsection of the RMT Partner Disclosure Schedule (it being understood that each such disclosure shall also apply to each other representation and warranty contained in this Article VI to the extent that it is reasonably apparent on the face of such disclosure that it is relevant to or applies to such representation or warranty), RMT Partner and Merger Sub, jointly and severally, hereby represent and warrant to the Company and SpinCo as follows:

Section 6.1 Organization. Each of RMT Partner and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Each of RMT Partner’s Subsidiaries other than Merger Sub is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. Each of Merger Sub and RMT Partner has all requisite corporate or other organizational power and authority to own, lease and operate its assets in the manner as it is now being conducted and to carry on its businesses as now being conducted and is duly licensed or qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

Section 6.2 Due Authorization. Each of RMT Partner and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and (subject to the receipt of the Consents described in Section 6.6(a), and, solely with respect to RMT Partner, the RMT Partner Stockholder Approval) to consummate the Transactions. The execution and delivery by RMT Partner and Merger Sub of this Agreement and the Transaction Documents to which each is or will be a party at the Effective Time and the consummation by RMT Partner and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all necessary and proper corporate action on its part, and, except for the RMT Partner Stockholder Approval (solely with respect to RMT Partner), no other corporate action on the part of RMT Partner is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party at the Effective Time. Each of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time has been, or when executed and delivered will be, duly and validly executed and delivered by each of RMT Partner and Merger Sub (as applicable) and (assuming that this Agreement or such other applicable Transaction Documents to which the Company or SpinCo is or will be a party at the Effective Time constitutes a legal, valid and binding obligation of the Company or SpinCo (as applicable)) constitutes or will constitute a legal, valid and binding obligation of each of RMT Partner and Merger Sub (as applicable), enforceable against each of RMT Partner and Merger Sub (as applicable) in accordance with its terms, subject to the Remedies Exception.

Section 6.3 Capital Stock and Other Matters.

(a) As of the date hereof, the authorized capital stock of RMT Partner consists of 400,000,000 shares of RMT Partner Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share, of RMT Partner (“RMT Partner Preferred Stock”). As of the Closing, the authorized capital stock of RMT Partner shall consist of 400,000,000 shares of RMT Partner Common Stock and 5,000,000 shares of RMT Partner Preferred Stock. At the close of business on July 10, 2025: (i) 59,523,356 shares of RMT Partner Common Stock were issued and outstanding; (ii) 6,828,402 shares of RMT Partner Common Stock were reserved for issuance pursuant to the RMT Partner Stock Plan, of which (A) 620,572 shares of RMT Partner Common Stock were issuable upon exercise of outstanding RMT Partner Options, (B) 279,408 shares of RMT Partner Common Stock were issuable upon the vesting and settlement of RMT Partner RSU Awards, (C) 122,152 shares of RMT Partner Common Stock were issuable upon the vesting and settlement of RMT Partner Performance Unit Awards (assuming applicable performance goals are satisfied at the target level), and (D) 3,007 unvested shares of RMT Partner Common Stock issued pursuant to RMT Partner Restricted Share Awards were outstanding; (iii) 103,611,864 shares of RMT Partner Common Stock were held by RMT Partner in its treasury or by its Subsidiaries; (iv) no shares of RMT Partner Preferred Stock were issued and outstanding; (v) 783,715 shares of RMT Partner Common Stock were reserved for issuance pursuant to the RMT Partner Employee Stock Purchase Plan; and (vi) 321,730 shares of RMT Partner Common Stock were reserved for issuance pursuant to the RMT Partner Director Deferred Compensation Plan. All of the issued and outstanding shares of RMT Partner Common Stock have been, and all shares of RMT Partner Common Stock issued pursuant to the Merger will be at Closing duly authorized and validly issued, fully paid and nonassessable and have not been, issued in violation of any preemptive or similar rights.

(b) No bonds, debentures, notes or other indebtedness of RMT Partner or any of the RMT Partner Subsidiaries having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of shares of capital stock of RMT Partner (including RMT Partner Common Stock) may vote are, or as of the Effective Time will be, issued or outstanding.

(c) As of the date hereof, (i) the authorized capital stock of Merger Sub consists of 100 shares of Merger Sub Common Stock and (ii) the issued and outstanding shares of capital stock of Merger Sub consists of 100 shares of Merger Sub Common Stock.

(d) Except as expressly set forth in paragraph (a) above, or in connection with the Merger, as of the date hereof, there are no (i) outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of capital stock of RMT Partner, or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of shares of capital stock of RMT Partner, (ii) agreements of any kind which may obligate RMT Partner to issue, purchase, redeem or otherwise acquire any of its shares of capital stock or (iii) voting trusts, proxies or other agreements or understandings with respect to the voting shares of capital stock of RMT Partner.

Section 6.4 Capitalization of Subsidiaries. The issued and outstanding Interests of each of the RMT Partner Subsidiaries have been duly authorized and validly issued and, as applicable, are fully paid and nonassessable. RMT Partner, directly or indirectly, owns legal and beneficial title to all the issued and outstanding Interests of the RMT Partner Subsidiaries, free and clear of any Liens (other than those set forth in their respective Organizational Documents or arising pursuant to applicable securities Laws or created by this Agreement). There are no outstanding options, warrants, rights or other securities exercisable or exchangeable for Interests of such RMT Partner Subsidiaries, any other commitments or agreements providing for the issuance, sale, repurchase or redemption of Interests of such RMT Partner Subsidiaries, and there are no agreements of any kind which may obligate any RMT Partner Subsidiary to issue, purchase, redeem or otherwise acquire any of its Interests.

Section 6.5 Subsidiaries.

(a) Section 6.5(a) of the RMT Partner Disclosure Schedule sets forth a list of the RMT Partner Subsidiaries and their respective jurisdictions of organization, as of the date hereof. Each RMT Partner Subsidiary is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. Each RMT Partner Subsidiary has all requisite organizational power and authority to own, lease and operate its assets where such assets are now owned, leased, and operated and to conduct its business as it is now being conducted, except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(b) Each RMT Partner Subsidiary is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), as applicable, except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. Except as set forth in Section 6.5(b) of the RMT Partner Disclosure Schedule, and other than the Subsidiaries set forth on Section 6.5(a) of the RMT Partner Disclosure Schedule, as of the date hereof, RMT Partner does not own or hold, directly or indirectly, any Interest in any other Person.

Section 6.6 Consents and Approvals; No Violations.

(a) Assuming the accuracy of the representations and warranties of the Company and SpinCo set forth in Article IV and Article V, no filing with or notice to, and no Permit, authorization, registration, consent or approval of, any Governmental Authority is required on the part of RMT Partner or any of the RMT Partner Subsidiaries for the execution, delivery and performance by RMT Partner or any of the RMT Partner Subsidiaries of this Agreement or by RMT Partner or any of the RMT Partner Subsidiaries of any Transaction Document to which it is a party or the consummation by RMT Partner or any of the RMT Partner Subsidiaries of the Transactions, except: (i) compliance with any applicable requirements of any Antitrust Law, Foreign Investment Law or Foreign Subsidies Regulation, the Securities Act, the Exchange Act, or applicable blue sky laws; (ii) compliance with any Permits relating to the RMT Partner Business; (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the provisions of the DGCL; (iv) the rules and regulations of the NYSE; or (v) Consents, the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(b) Subject to the receipt of the Consents set forth in Section 6.6(a), neither the execution, delivery and performance of this Agreement by each of RMT Partner and Merger Sub or any Transaction Document by RMT Partner or any of the RMT Partner Subsidiaries to which it is or will be a party as of the Effective Time, nor the consummation by RMT Partner or any of the RMT Partner Subsidiaries of the Transactions, will (i) conflict with or result in any breach or violation of any provision of the respective Organizational Documents of RMT Partner or the RMT Partner Subsidiaries, (ii) result in a breach or violation of, require a Consent under or constitute a default under, or give rise to any right of termination, amendment, cancellation, payment obligation or acceleration adverse to RMT Partner or any of the RMT Partner Subsidiaries under any RMT Partner Material Contract or RMT Partner Real Property Lease or (iii) violate any Law applicable to RMT Partner or any of the RMT Partner Subsidiaries, except, in the case of clause (ii) and clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

Section 6.7 RMT Partner Reports and Financial Statements.

(a) RMT Partner has timely filed or furnished with the SEC all RMT Partner SEC Documents. As of their respective filing dates (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the RMT Partner SEC Documents (including any amendments thereto) complied in all material respects, and each other form, report, schedule, statement, prospectus or other document filed by RMT Partner or any of its Subsidiaries after the date hereof and prior to the Effective Time (the “Additional RMT Partner SEC Documents”) will comply in all material respects, with the requirements of the Securities Act, the Exchange Act and the applicable regulations promulgated thereunder, as the case may be, and none of such RMT Partner SEC Documents when filed contained (or, with respect to the Additional RMT Partner SEC Documents, will contain) any untrue statement of a material fact or omitted (or, with respect to the Additional RMT Partner SEC Documents, will omit) to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not false or misleading. The consolidated financial statements (including all related notes and schedules) of RMT Partner included or incorporated by reference in the RMT Partner SEC Documents when filed complied (or, with respect to the Additional RMT Partner SEC Documents, will comply) as to form with the published rules and regulations of the SEC with respect thereto, in each case, in effect at the time of such filing. The audited consolidated financial statements and unaudited consolidated interim financial statements included in the RMT Partner SEC Documents and the Additional RMT Partner SEC Documents fairly present in all material respects

(or, with respect to the Additional RMT Partner SEC Documents, will fairly present in all material respects) the financial position of RMT Partner and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and changes in cash flows or changes in stockholders’ equity or other information included therein for the periods or as of the respective dates then ended, in each case except as otherwise noted therein and subject, in the case of unaudited interim statements, to normal year-end audit adjustments. Each of the financial statements (including the related notes) of RMT Partner included in the RMT Partner SEC Documents have been prepared in accordance with GAAP, consistently applied throughout the periods covered, except as otherwise noted therein and, in the case of unaudited statements, as permitted by Form 10-Q or any successor form under the Exchange Act, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not, individually or in the aggregate, material to the RMT Partner Business.

(b) RMT Partner has established and maintains a system of internal controls that comply in all material respects with applicable Law and that are designed to provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets. Such internal controls are overseen by the audit committee of the RMT Partner Board (the “RMT Partner Audit Committee”). Since January 1, 2024, RMT Partner’s principal executive officer and its principal financial officer have disclosed to RMT Partner’s independent auditor and the RMT Partner Audit Committee (the material circumstances of which (if any) have been made available to RMT Partner) (a) any significant deficiency or material weakness in RMT Partner’s internal controls and (b) any fraud involving management or other employees who have a significant role in RMT Partner’s internal controls. Since January 1, 2024, neither RMT Partner nor any RMT Partner Subsidiary has received any material, unresolved complaint, allegation, assertion or claim regarding the impropriety of any accounting or auditing practices, procedures, methodologies or methods of RMT Partner or any RMT Partner Subsidiary or their respective internal accounting controls.

Section 6.8 No Undisclosed Liabilities. There are no liabilities or obligations of the RMT Partner Business of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected or reserved for on a consolidated balance sheet of the RMT Partner Business or in the notes thereto prepared in accordance with GAAP, other than those that: (i) are reflected or reserved for in the financial statements of RMT Partner included in the RMT Partner SEC Documents or disclosed in the notes thereto; (ii) have been incurred in the ordinary course of business since March 29, 2025; (iii) are incurred in connection with the Transactions or the announcement, negotiation, execution or performance of this Agreement, the Transaction Documents or the Distribution; (iv) have been (or will be prior to the Closing) discharged or paid off; (v) arise in connection with future performance under existing Contracts unrelated to any breach or default by RMT Partner or its Subsidiaries; or (vi) would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

Section 6.9 Litigation. (a) There is no, and in the past two (2) years has been no, Action pending or, to the Knowledge of RMT Partner, threatened, against RMT Partner or its Subsidiaries, or arising out of or relating to the business of RMT Partner and the RMT Partner Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, and (b) none of RMT Partner or any RMT Partner Subsidiary is subject to any outstanding Order, except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

Section 6.10 Real Property.

(a) Section 6.10(a) of the RMT Partner Disclosure Schedule sets forth a true and complete list of the material real property owned by RMT Partner and its Subsidiaries (together with the land, buildings, structures, improvements and fixtures thereon, the “RMT Partner Owned Real Property”). Except as would not reasonably be expected to be material to the RMT Partner Business, taken as a whole, (i) RMT Partner and its Subsidiaries, as applicable, have good and marketable indefeasible fee simple valid title to all RMT Partner Owned Real Property, free and clear of all Liens, except Permitted Liens and (ii) neither RMT Partner nor its Subsidiaries has received written notice of any, and to the Knowledge of RMT Partner, there is no, pending condemnation, expropriation, eminent domain or similar Action affecting all or any material portion of any RMT Partner Owned Real Property. Except as set forth on Section 6.10(a) of the RMT Partner Disclosure Schedule and as would not reasonably be expected to be material to the RMT Partner Business, taken as a whole, (i) neither RMT Partner nor its Subsidiaries have granted to any Person the right to use or occupy any RMT Partner Owned Real Property, and (ii) there are no outstanding options, rights of right offer to purchase any RMT Partner Owned Real Property or any portion thereof or interest therein. Except as would not reasonably be expected to be material to the RMT Partner Business, taken as a whole, neither RMT Partner nor its Subsidiaries are in breach or default under any restrictive or other covenant encumbering any RMT Partner Owned Real Property.

(b) Section 6.10(b) of the RMT Partner Disclosure Schedule sets forth a true and complete list of material leased real property in which RMT Partner and its Subsidiaries have a leasehold or subleasehold interest, or other interest to occupy such lease real property (the “RMT Partner Leased Real Property”, and the leases, subleases, and other similar agreements with respect thereto, the “RMT Partner Real Property Leases”). With respect to the RMT Partner Leased Real Property and RMT Partner Real Property Leases, (i) RMT Partner and its Subsidiaries, as applicable, have a valid leasehold or subleasehold interest in the RMT Partner Leased Real Property, free and clear of all Liens, except Permitted Liens and subject to the Remedies Exception, and each such leasehold or subleasehold interest in a RMT Partner Real Property Lease is legal, valid, binding, enforceable and in full force and effect, (ii) none of RMT Partner or its Subsidiaries, or, to the Knowledge of RMT Partner, any other party thereto, is in breach of or default under any RMT Partner Real Property Lease and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such RMT Partner Real Property Lease, (iii) none of RMT Partner or its Subsidiaries has, as of the date hereof, received any written notice from any lessor of any RMT Partner Leased Real Property of any breach of or default under any lease or sublease thereto by RMT Partner or its Subsidiaries, which breach or default has not been cured, and (iv) none of RMT Partner or its Subsidiaries has subleased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any RMT Partner Leased Real Property, except Permitted Liens.

Section 6.11 Tax Matters.

(a) Except as would not, individually or in the aggregate, have a RMT Partner Material Adverse Effect:

(i) (A) All Tax Returns required to be filed by or with respect to RMT Partner or any of the RMT Partner Subsidiaries have been timely filed (taking into account applicable extensions), (B) all filed Tax Returns are true, correct and complete, and (C) all Taxes, whether or not shown as due on any Tax Return, have been paid;

(ii) (A) No Governmental Authority has asserted any written claim, assessment or deficiency for Taxes against RMT Partner or any RMT Partner Subsidiary (and, to the Knowledge of RMT Partner, no such claim, assessment or deficiency has been threatened or proposed in writing), except for deficiencies which have been fully satisfied by payment, settled or withdrawn and (B) no claim, audit or other proceeding by any Governmental Authority is ongoing, pending or threatened in writing with respect to any Taxes of RMT Partner or any of the RMT Partner Subsidiaries;

(iii) All amounts of Taxes (including sales and other similar Taxes) required to be deducted, collected or withheld by RMT Partner and each RMT Partner Subsidiary have been deducted, collected or withheld and have been (or will be) duly and timely paid to the proper Governmental Authority and RMT Partner and each RMT Partner Subsidiary has complied in all respects with all informational reporting requirements related thereto;

(iv) No waivers or extension of any statute of limitations on the assessment and collection of any Tax or governmental charge with respect to the RMT Partner or any RMT Partner Subsidiary have been requested or made that has not expired (or would not expire) prior to the Closing;

(v) Neither RMT Partner nor any RMT Partner Subsidiary has been subject to Tax in any jurisdiction outside the jurisdiction that it is incorporated or organized thereunder as a result of having a permanent establishment. No claim has ever been made by a Governmental Authority in a jurisdiction where the RMT Partner or any RMT Partner Subsidiary does not file Tax Returns of a particular type that such entity is or may be subject to taxation of such type by that jurisdiction;

(vi) Neither RMT Partner nor any RMT Partner Subsidiary (A) is party to any Tax allocation, sharing, indemnity, or reimbursement agreement or other similar agreement (other than any customary commercial, leasing or employment contracts the primary purpose of which is not related to Taxes or any tax allocation, sharing, indemnity or reimbursement agreement the only parties to which are RMT Partner or any RMT Partner Subsidiary), (B) is subject to any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding similar provision of state, local or non-U.S. Tax Law) or other written agreement (including a Tax ruling) with a Governmental

Authority that will remain in effect after the Closing, or (C) has any Liability for Taxes of any Person (other than RMT Partner or any RMT Partner Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by operation of law or by contract (other than customary commercial, leasing or employment contracts the primary purposes of which do not relate to Taxes);

(vii) Within the past two (2) years, neither RMT Partner nor any RMT Partner Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code;

(viii) Neither RMT Partner nor any RMT Partner Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2); and

(ix) There are no Liens for Taxes (other than Permitted Liens) upon the assets of RMT Partner or any of the RMT Partner Subsidiaries.

(b) Neither RMT Partner nor any of the RMT Partner Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that would reasonably be expected to prevent or impede (i) the Intended Tax Treatment, (ii) the Company from delivering the Company Distribution Tax Representations, (iii) SpinCo from delivering the SpinCo Merger Tax Representations, (iv) RMT Partner from delivering the RMT Partner Tax Representations, (v) the Company from receiving the IRS Ruling, (vi) the Company or RMT Partner from receiving the Tax opinions described in Section 7.2(d), (vii) the Company from receiving the Company Merger Tax Opinion or (viii) RMT Partner from receiving the RMT Partner Merger Tax Opinion.

(c) Merger Sub was formed solely for the purpose of engaging in the Merger, and does not have any assets and has not engaged in any business activities or conducted any operations other than in connection with the Merger.

Section 6.12 Absence of Certain Changes or Events. (a) Except as contemplated by this Agreement or the other Transaction Documents, since December 31, 2024 and through the date of this Agreement, the RMT Partner Business has operated in the ordinary course of business consistent in all material respects and (b) since December 31, 2024, there has not occurred any event, change, development or effect that is, or would reasonably be expected to result in, individually or in the aggregate, a RMT Partner Material Adverse Effect.

Section 6.13 Material Contracts.

(a) There are no RMT Partner Material Contracts as of the date hereof except as set forth on Section 6.13(a) of the RMT Partner Disclosure Schedule. The term “RMT Partner Material Contracts” means Contracts (other than sales or purchase orders, statements of work, standard terms and conditions, invoices and similar instruments) in the following categories to which RMT Partner or any of the RMT Partner Subsidiaries is a party:

(i) each of the top ten (10) Contracts, measured by the total amounts invoiced to RMT Partner or any RMT Partner Subsidiary during the twelve (12) month period ending December 31, 2024, other than any such Contracts that can be terminated on less than one hundred twenty (120) days’ notice without material monetary penalty;

(ii) each of the top ten (10) Contracts measured by amounts paid to the RMT Partner or any RMT Partner Subsidiary during the twelve (12) month period ending December 31, 2024;

(iii) any Contract requiring future capital commitments, investments or expenditures (or series of capital expenditures) by RMT Partner or its Subsidiaries in excess of $5,000,000 other than partnerships, joint ventures, collaborations or similar material agreements involving partnership, co-investment or collaboration between RMT Partner or its Subsidiaries and a third party;

(iv) any material partnership, joint venture, profit sharing, joint development, collaboration or similar material agreement involving partnership, co-investment or collaboration involving RMT Partner or its Subsidiaries and a third party which (A) is reasonably expected to have revenues attributable to RMT Partner in excess of $5,000,000 during the twelve (12) month period following the date hereof, or (B) pursuant to which RMT Partner or its Subsidiaries has an express obligation to make any investment in, or advancement or capital contribution to, any other Person in excess of $5,000,000, in the aggregate, in the twelve (12) month period following the date hereof, in each case, other than any such Contract solely between RMT Partner and its wholly owned Subsidiaries or among wholly owned Subsidiaries of RMT Partner;

(v) any Contract relating to the acquisition or disposition of any business, product line, equity interests or material amount of assets, in each case, for aggregate consideration under such contract in excess of $5,000,000 (whether by merger, sale of stock, sale of assets or otherwise) under which, after the Closing, RMT Partner or its Affiliates will have any remaining material obligation with respect to an indemnification, “earn out,” contingent purchase price or similar contingent obligation;

(vi) (A) any Contract the express terms of which restrict or limit in any material respect the ability of RMT Partner or its Affiliates after the Closing to compete in any business or with any Person or in any geographic area, (B) any Contract the express terms of which grant the other party “most favored nation” status or equivalent preferential pricing terms as would have a material impact on the RMT Partner Business, (C) any Contract the express terms of which grant the other party exclusivity rights as would have a material impact on the RMT Partner Business;

(vii) any Contract (A) pursuant to which (1) any Person has licensed any material Intellectual Property to RMT Partner or its Subsidiaries, or granted to RMT Partner or its Subsidiaries, any covenant not to sue or substantial right of use with respect to any Intellectual Property, excluding non-exclusive licenses with respect to commercially available software or Technology, or (2) RMT Partner or its Subsidiaries have granted any Person a license to any material RMT Partner Intellectual Property or a covenant not to sue or other substantial right of use with respect to any RMT Partner Intellectual Property other than non-exclusive licenses granted in the ordinary course of business in connection with the sale or licensing of any products or services, or (B) relating to the development of any material RMT Partner Intellectual Property (other than Contracts entered into with employees or independent contractors on RMT Partner’s standard form invention assignment agreements);

(viii) other than the RMT Partner Commitment Letter or otherwise in connection with the RMT Partner Financing, any Contract relating to or evidencing indebtedness for borrowed money of RMT Partner or its Subsidiaries in excess of $5,000,000, except for any Contract relating to indebtedness for borrowed money or guarantees or credit support arrangements with respect to any such indebtedness or arrangements between RMT Partner and a Subsidiary of RMT Partner or between Subsidiaries of RMT Partner;

(ix) any material interest rate, currency, commodity or other swap, collar, cap or other hedging or similar agreements or arrangements to which RMT Partner or its Subsidiaries are party;

(x) each Contract under which RMT Partner or any of its Subsidiaries has continuing material guarantee or indemnification obligations to any Person, other than those entered into in the ordinary course of the RMT Partner Business;

(xi) any material vendor Contracts with a third party pursuant to which such third party provides information technology, human resources or financial services to RMT Partner or any of its Subsidiaries exclusively used or exclusively held for use in the RMT Partner Business; and

(xii) any material settlement Contract relating to actual or threatened Actions in the two (2) years preceding the date of this Agreement pursuant to which RMT Partner or any of its Subsidiaries has ongoing obligations after the Closing.

(b) RMT Partner has made available to the Company copies of each RMT Partner Material Contract that are correct and complete in all material respects (subject to any redaction of information deemed competitively sensitive by RMT Partner or pursuant to applicable Law or contractual obligation to which RMT Partner is bound). Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, (i) each RMT Partner Material Contract is a legal, valid and binding obligation of RMT Partner or a Subsidiary thereof, as applicable, and, to the Knowledge of RMT Partner, each counterparty and is in full force and effect and enforceable in accordance with its terms, (ii) neither RMT Partner and its applicable Subsidiaries nor, to the Knowledge of RMT Partner, any other party thereto, is in breach of, or in default under, any such RMT Partner Material Contract, and (iii) no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by RMT Partner or any of its applicable Subsidiaries, or, to the Knowledge of RMT Partner, any other party thereto. As of the date hereof, no party to any RMT Partner Material Contract has exercised any termination rights with respect thereto (or provided written notice of intent to exercise such termination rights or written notice that such party intends to adversely amend or modify or elect not to renew or perform such RMT Partner Material Contract).

Section 6.14 Labor Relations.

(a) Section 6.14(a) of the RMT Partner Disclosure Schedule sets forth a list, as of the date hereof, of (i) each labor union, works council or other employee representative body that represents employees of RMT Partner or its Subsidiaries and (ii) each Collective Bargaining Agreement covering employees of RMT Partner or its Subsidiaries. Except as would not reasonably be expected to be material to the RMT Partner Business, taken as a whole: (A) no petition for recognition or certification of a bargaining unit or employee representative by a labor organization for the representation of any employees of RMT Partner or its Subsidiaries is pending or, to the Knowledge of RMT Partner, threatened; and (B) no strike, slowdown, work stoppage, lockout, job action, picketing, handbilling, labor dispute, union organizing activity, in each case affecting RMT Partner or its Subsidiaries, is pending or has occurred within the past two (2) years.

(b) There are no pending, or to the Knowledge of RMT Partner, threatened, unfair labor or other employment-related practice charges, complaints, grievances or other Actions by or before any Governmental Authority arising under any applicable Law governing labor or employment by, in connection with, or otherwise related to any current employees or independent contractors of RMT Partner or its Subsidiaries, other than any such charges, complaints, grievances or Actions that would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, for the past two (2) years, RMT Partner and its Subsidiaries have been in compliance with all Laws relating to labor, employment, and employment practices, including all Laws respecting terms and conditions of employment, employment practices, discrimination, harassment, retaliation, civil rights, plant closures and mass layoffs (including WARN and any similar state or local plant closures and mass layoffs Laws), wages (including minimum wage and overtime), hours of work, meal and rest breaks, withholdings and deductions, worker classification (including the classification of exempt and non-exempt employees and of independent contractors and consultants), employment equity, collective bargaining, labor relations, occupational health and safety, workers’ compensation and immigration.

(d) RMT Partner and each of its Subsidiaries have reasonably investigated all allegations of sexual or other harassment that have been reported to RMT Partner’s human resources department in the past two (2) years made against any officer, director, executive, or similarly-levelled employee. Neither the RMT Partner nor any of its Subsidiaries reasonably anticipates any material Liabilities relating to any such allegations.

Section 6.15 Compliance with Law; Permits.

(a) Except for Environmental Laws (which are addressed exclusively as set forth in Section 6.19), RMT Partner and its Subsidiaries are, and, during the past two (2) years RMT Partner and its Subsidiaries (i) have been in compliance with all applicable Laws and (ii) have not received notice from any Governmental Authority alleging any material non-compliance with or possible violation of any applicable Law (including any Regulatory Laws) or that RMT Partner or any of its Subsidiaries is subject to any inspection, investigation, survey, audit or other review, except in each case as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. Neither RMT Partner nor any of its Subsidiaries is subject to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements or consent decrees with or imposed by any Governmental Authority and to the Knowledge of RMT Partner (A) the imposition of any such agreement or decree is not currently pending, and (B) neither RMT Partner nor any of its Subsidiaries has received written notice that the imposition of any such agreement or decree is currently contemplated or proposed.

(b) Except with respect to Permits required under applicable Environmental Laws (which are addressed exclusively in Section 5.17), at all times during the past two (2) years (i) the Company and its Subsidiaries (with respect to the SpinCo Business) and the members of RMT Partner has obtained and maintained in an uninterrupted manner all of the Permits and Regulatory Authorizations necessary to conduct its business substantially in the manner it is currently conducted as of the date hereof in compliance with applicable Law (including Regulatory Laws) and (ii) such Permits and Regulatory Authorizations are valid and in full force and effect and the RMT Partner or its applicable Subsidiary is in compliance with the terms thereof, in each case of (i) and (ii) except for such matters that would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(c) None of RMT Partner or any of its Subsidiaries or any of their respective employees nor, to the Knowledge of RMT Partner, any agent or other third party representative acting on behalf of RMT Partner or its Subsidiaries, (i) is currently, or has since in the past two (2) years (A) been a Sanctioned Person; (B) been engaging in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country; or (C) otherwise been in violation of Trade Controls; or (ii) has in the past two (2) years (A) made or accepted any unlawful payment or given, received, offered, promised, or authorized or agreed to give or receive, any money, advantage or thing of value, directly or indirectly, to or from any employee or official of any Governmental Authority or any other Person in violation of Anti-Corruption Laws or (B) otherwise been in violation of any Anti-Corruption Laws.

(d) None of RMT Partner nor any of its Subsidiaries has (i) received from any Governmental Authority or any Person any written notice, inquiry, or internal or external allegation; (ii) made any voluntary or involuntary disclosure to a Governmental Authority; or (iii) conducted any internal investigation or audit, in each case of clauses (i)-(iii) concerning any actual or potential violation or wrongdoing related to Trade Controls or Anti-Corruption Laws. There are no pending or, to the Knowledge of RMT Partner, threatened claims against the RMT Partner or any of its Subsidiaries with respect to Trade Controls or Anti-Corruption Laws.

Section 6.16 Regulatory Matters.

(a) During the past two (2) years RMT Partner and its Subsidiaries have filed with the applicable regulatory authorities (including the FDA or any other Governmental Authority having jurisdiction over the safety, efficacy, approval, development, testing, labeling, manufacture, store, sale, commercialization or distribution of the products of the RMT Partner Business (each, a “Specified RMT Partner Governmental Authority”)) all required material filings, declarations, listings, registrations, reports or submissions, including, but not limited to, adverse event reports, except, in each case, as would not have, and would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. All such filings, declarations, listings, registrations, reports or submissions were in material compliance with all applicable Laws (including all applicable Regulatory Laws) when filed, and, as of the date of this Agreement, no deficiencies have been asserted in writing by any applicable Specified RMT Partner Governmental Authority to RMT Partner or any of its Subsidiaries with respect to any such filings, declarations, listing, registrations, reports or submissions, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(b) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, RMT Partner and its Subsidiaries have for the past two (2) years had appropriate internal controls that are reasonably designed to ensure compliance with, all applicable Laws, including all Regulatory Laws.

(c) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, all preclinical and clinical studies or tests sponsored by RMT Partner or its Subsidiaries in the past two (2) years have been conducted in material compliance with applicable Law including all applicable Regulatory Laws or Regulatory Authorizations, rules, regulations and binding guidance, including Good Clinical Practices and Good Laboratory Practice Requirements and federal and state laws, rules, regulations and binding guidance restricting the use and disclosure of individually identifiable health information. In the past two (2) years and through the date of this Agreement, RMT Partner and its Subsidiaries have not received any written notices or other correspondence from any Specified RMT Partner Governmental Authority with respect to any ongoing clinical or pre-clinical studies or tests withdrawing, placing, or threatening to withdraw or place any such studies on “clinical hold” requiring the termination, suspension or material modification of such studies or tests.

(d) Except as set forth on Section 6.16(d) of the RMT Partner Disclosure Schedule, in the past two (2) years, neither RMT Partner nor its Subsidiaries has received any written notification from any Specified RMT Partner Governmental Authority of any material violation of any Food and Drug Law or Healthcare Law or any pending or threatened Actions under any Regulatory Laws, including any FDA warning letter, FDA Form 483, untitled letter, “it has come to our attention” letter, or other written notice of potential enforcement proceedings or similar correspondence or written notice from any Specified RMT Partner Governmental Authority.

(e) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, during the past two (2) years and through the date of this Agreement, neither RMT Partner nor its Subsidiaries, nor to the Knowledge of RMT Partner, any of its or their officers, employees, or agents, have been (i) disqualified, suspended or debarred for any purpose, or received written notice of action or threat of action with respect to debarment under the provisions of 21 U.S.C. § 335a or any equivalent provisions in any other jurisdiction; (ii) excluded under 42 U.S.C. Section 1320a-7 or otherwise from participation in the Medicare program, any state Medicaid program or any other federal healthcare program; or (iii) formally charged with or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law.

(f) Except as set forth on Section 6.16(f) of the RMT Partner Disclosure Schedule, during the past two (2) years and through the date of this Agreement, neither RMT Partner nor its Subsidiaries has voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall or any field corrective action, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any RMT Partner product, or is currently considering initiating, conducting or issuing any recall of any RMT Partner product, except in each case as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. To the Knowledge of RMT Partner, there are no facts which would reasonably be expected to cause, and neither RMT Partner nor its Subsidiaries has received in the past two (2) years any written notice from the FDA or any other Specified RMT Partner Governmental Authority regarding, (i) the recall, market withdrawal or replacement of any RMT Partner product sold or intended to be sold by RMT Partner, (ii) a change in the marketing classification or a material change in the labelling of any such RMT Partner products, (iii) a termination, enjoinment or suspension of the manufacturing, marketing, or distribution of such RMT Partner products, or (iv) a negative change in reimbursement status of a RMT Partner product, that in each case, would reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(g) Neither RMT Partner nor its Subsidiaries, (i) is a “business associate” or “covered entity” as such terms are defined in HIPAA, or (ii) has submitted or currently submits claims for its respective products or services to Medicare, or Medicaid, or any other U.S. federal healthcare program, except in each case as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(h) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, during the past two (2) years, none of RMT Partner nor its Subsidiaries, nor any of their respective directors, officers managing employees, nor to the Knowledge of RMT Partner, any of their independent contractors or agents, have knowingly and willfully offered or paid any remuneration (including any kickback, bribe, rebate, payoff, influence payment or inducement) directly or indirectly, overtly or covertly, in cash or in kind, to any Person to induce such Person (i) to refer an individual to a Person for the furnishing or arranging for the furnishing of any item or service in violation of any Regulatory Law; or (ii) to purchase, lease, order, arrange for or recommend purchasing, leasing or ordering any good, facility, service or item in violation of any Regulatory Law.

Section 6.17 RMT Partner Benefit Plans.

(a) Section 6.17(a) of the RMT Partner Disclosure Schedule sets forth a list, as of the date hereof, of each material RMT Partner Benefit Plan; provided that with respect to RMT Partner Benefit Plans maintained outside of the United States, such list may be provided during the sixty (60)-day period following the date hereof.

(b) As applicable with respect to each of the material RMT Partner Benefit Plans (other than individual agreements or arrangements), RMT Partner has made available to the Company true and complete copies of: (i) the applicable plan document (including all amendments thereto) and all related trust agreements, insurance policies or other funding arrangements; (ii) the most recent summary plan description; (iii) the most recent Form 5500 (including all schedules and attachments thereto); (iv) the most recent determination, opinion or advisory letter issued by the IRS; and (v) any material, non-routine correspondence with any Governmental Authority in the past two (2) years. As applicable with respect to each of the material RMT Partner Benefit Plans (other than individual agreements or arrangements), RMT Partner has made available to the Company true and complete copies of: (A) the applicable plan document (including all amendments thereto) or, for any unwritten plan, a summary of the material terms thereof; and (B) the most recent determination, opinion or advisory letter issued by the IRS. Notwithstanding the foregoing provisions of this paragraph, material RMT Partner Benefit Plans maintained outside of the United States may be made available to the Company during the sixty (60)-day period following the date hereof.

(c) Each RMT Partner Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS (or is entitled to rely upon a favorable opinion letter issued by the IRS), and to the Knowledge of RMT Partner, there are no existing circumstances or events that would reasonably be expected to adversely affect the qualified status of any such plan.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect: (i) each of the RMT Partner Benefit Plans has been established, maintained, operated, funded and administered in all respects in accordance with its terms and in compliance with applicable Law, including ERISA and the Code; (ii) there are no pending Actions or claims (other than routine claims for benefits), or to the Knowledge of RMT Partner, threatened, against or involving any RMT Partner Benefit Plan (or the assets thereof); (iii) all required contributions and other payments to each RMT Partner Benefit Plan that have become due have been timely made or, if not yet due, properly accrued; (iv) there has been no “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA or breach of fiduciary duty (as determined under ERISA) with respect to any RMT Partner Benefit Plan; and (v) neither RMT Partner nor any of its Subsidiaries has incurred (whether or not assessed) any Liability that has not been satisfied under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(e) Neither RMT Partner nor any of its ERISA Affiliates sponsors, maintains, contributes to, has any obligation to contribute to, has any Liability under or with respect to: (i) any Multiemployer Plan or (ii) a plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA, or any “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413 of the Code. No RMT Partner Benefit Plan is a “defined benefit plan” (as defined in Section 3(35) of ERISA) or a plan subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code. Neither RMT Partner nor any of its ERISA Affiliates has incurred (x) any Liability to or with respect to a Multiemployer Plan, including as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA, that has not been satisfied in full, or (y) any Controlled Group Liability that has not been satisfied in full, and, to the Knowledge of RMT Partner, no condition exists that presents a risk to RMT Partner or its ERISA Affiliates of incurring any such Liability.

(f) Neither the execution and delivery of this Agreement nor the consummation of the Transactions would reasonably be expected to, either alone or in combination with another event: (i) entitle any employee of RMT Partner or its Subsidiaries to material severance pay, unemployment compensation or any other material benefits or payments; (ii) accelerate the time of payment, funding or vesting, or materially increase the amount of any payments or benefits due to any employee of RMT Partner or its Subsidiaries (including the forgiveness of indebtedness); (iii) limit or restrict the right to merge, terminate or amend any RMT Partner Benefit Plan on or after the Closing; or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(g) No RMT Partner Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

(h) Each RMT Partner Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all material respects in operational compliance with, and is in all material respects in documentary compliance with, Section 409A of the Code and all IRS guidance promulgated thereunder, and no amount under any such plan, agreement or arrangement is, has been or would reasonably be expected to be subject to any additional Tax, interest or penalties under Section 409A of the Code.

(i) No RMT Partner Benefit Plan provides, and neither RMT Partner or any of its Subsidiaries has any obligation to provide, retiree, post-termination or other post-employment health or welfare benefits, other than health care continuation coverage as required by COBRA or ERISA.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect: (i) each RMT Partner Benefit Plan that is a Foreign Benefit Plan (a “RMT Partner Foreign Benefit Plan”) has been established, maintained, funded, operated and administered in all respects in accordance with its terms and applicable Laws, and if intended to qualify for special Tax treatment, meets all the requirements for such treatment; (ii) is funded, book-reserved or secured by an insurance policy to the extent required by the terms of the applicable RMT Partner Foreign Benefit Plan or applicable Law, based on reasonable actuarial assumptions in accordance with applicable accounting principles; and (iii) each RMT Partner Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

Section 6.18 Intellectual Property.

(a) Section 6.18(a) of the RMT Partner Disclosure Schedule sets forth a list, as of the date hereof, of all RMT Partner Intellectual Property that is Registered IP (the “Registered RMT Partner Intellectual Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, the Intellectual Property required to be disclosed in Section 6.18(a) of the RMT Partner Disclosure Schedule pursuant to the foregoing sentence (i) are all subsisting and, other than Registered RMT Partner Intellectual Property constituting applications, valid and enforceable and (ii) do not require any filings, payments or similar actions to be taken by RMT Partner for the purposes of obtaining, maintaining, perfecting or renewing such Intellectual Property.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, the RMT Partner and its Subsidiaries solely and exclusively own all rights, title and interest in and to the RMT Partner Intellectual Property, in each case, free and clear of all Liens other than Permitted Liens.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect: (i) there is no opposition or cancellation Action pending that challenges the ownership, validity or enforceability of any RMT Partner Intellectual Property (other than ordinary course proceedings related to the application for any item of Registered RMT Partner Intellectual Property); (ii) the operation of its business does not infringe, misappropriate or violate, and in the past two (2) years has not infringed, misappropriated, or violated the Intellectual Property of any other Person; and (iii) RMT Partner and its Subsidiaries have not received any written notice in the past two (2) years alleging that the operation of its business materially infringes, misappropriates or violates the Intellectual Property of any other Person.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect: (i) to the Knowledge of RMT Partner, no Person is infringing, misappropriating or otherwise violating, and in the past two (2) years has not infringed, misappropriated, or violated, any RMT Partner Intellectual Property, and (ii) neither RMT Partner nor any of its Subsidiaries have, since the date that is two (2) years prior to the date hereof, made any allegation or brought any Action against any Person claiming that such Person is infringing, misappropriating or otherwise violating any RMT Partner Intellectual Property.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, RMT Partner and its Subsidiaries have taken commercially reasonable measures to protect, preserve, and maintain the RMT Partner Intellectual Property, including by protecting the confidentiality of all material Trade Secrets included in the RMT Partner Intellectual Property, and there are, and in the past two (2) years there have been, no unauthorized uses or disclosures of any such Trade Secrets.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, all Persons (including current and former employees, consultants and independent contractors) who contributed to the development or creation of any material RMT Partner Intellectual Property have assigned (including by operation of law) to RMT Partner or one of its Subsidiaries all of such Person’s right, title and interest in and to all such Intellectual Property developed or created in the course of such Person’s employment or retention thereby.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, (i) no funding, personnel, or facilities of any Governmental Authority, university, college, or other educational institution or research center was used, directly or indirectly, to create, author, conceive of, invent, modify, improve, or develop any material Intellectual Property for or on behalf of the RMT Partner Business in a manner that has resulted in any such third party having any current claim or right in or to any RMT Partner Intellectual Property, or (ii) no such Person has asserted in writing any claim or right in or to any RMT Partner Intellectual Property on that basis that its funding, personnel, or facilities were used in the development thereof.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, RMT Partner and its Subsidiaries have not incorporated, included, embedded, linked or distributed any Open Source Software with material proprietary Software included in the RMT Partner Intellectual Property (“RMT Partner Software”) and distributed such combined Software in a manner that would require as a condition of the use, modification, hosting, or distribution of such Open Source Software that any such RMT Partner Software (or material portion thereof): (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making, or otherwise permit any person to make, derivative works of or reverse engineer any such source code; or (iii) be redistributed, hosted or otherwise made available at no or nominal charge. Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, (A) no material portion of source code of the RMT Partner Software has been disclosed, licensed, released, distributed, escrowed or made available to or for any Person who was not or is not an employee, contractor, consultant or other Person working on behalf of the RMT Partner and its Subsidiaries, and no such Person has been granted any rights thereto or agreed to disclose, license, release, deliver, escrow, or otherwise grant any right thereto and (B) no event has occurred, and no circumstance or condition exists, that (whether with or without the passage of time, the giving of notice or both) will, or would reasonably be expected to, result in a requirement that any such source code be disclosed, licensed, released, distributed, escrowed or made available, or any other grant of any right be made with respect thereto.

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, in each case solely with respect to the RMT Partner Business, (i) neither the Company nor its Subsidiaries has, in past two (2) years, sent, been required to send, or received any written notice in connection with any violation by RMT Partner or its Subsidiaries of any Privacy Requirement, nor has RMT Partner or its Subsidiaries been threatened in writing to be charged with any such violation by any Governmental Authority; (ii) neither RMT Partner nor its Subsidiaries has, in past two (2) years, received any written complaint by any Person with respect to the collection, use or processing of Personal

Information; (iii) RMT Partner and its Subsidiaries maintain policies and procedures regarding data security, privacy, data transfer and the processing of data and Personal Information that are commercially reasonable and designed to protect Personal Information against any unauthorized use, access or disclosure and otherwise comply with, Privacy Requirements; (iv) RMT Partner and its Subsidiaries, in connection with the RMT Partner Business, in past two (2) years, have been in compliance in all material respects with all Privacy Requirements; and (v) in past two (2) years, to the Knowledge of RMT Partner, there has been no unauthorized use, access or disclosure or other processing of any RMT Partner Business Systems, data, or other information (including Trade Secrets and Personal Information) used in the RMT Partner Business and owned by the Company.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, an RMT Partner Material Adverse Effect: (i) as of the Distribution Date, RMT Partner owns or has a valid right to access and use the RMT Partner Business Systems; and (ii) the RMT Partner Business Systems do not, to the Knowledge of the Company, contain any viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants or effects that disrupt or adversely affect the functionality of any such RMT Partner Business Systems, except as disclosed in their documentation.

(k) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect: (i) RMT Partner and its Subsidiaries have taken commercially reasonable precautions to protect the confidentiality, integrity and security of the RMT Partner Business Systems, and all information processes thereby or stored therein from any unauthorized processing; and (ii) in past two (2) years there have been no failures or other adverse events affecting any of the RMT Partner Business Systems that have caused any material disruption in the use thereof or to the operation of the RMT Partner Business.

(l) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, neither the execution of this Agreement or the Transaction Documents nor the consummation of the Transaction Process will result in the loss or impairment of the Company’s or any member of the RMT Partner’s right to own or use any of the RMT Partner Intellectual Property, other than any obligations which such party was bound by or subject to any rights granted prior to the Closing.

Section 6.19 Environmental Matters.

(a) RMT Partner and its Subsidiaries and the facilities, assets, and operations on any real property owned, leased or operated by RMT Partner and its Subsidiaries are, and during the past two (2) years have been, in compliance with applicable Environmental Laws and any material Permit required to operate RMT Partner’s business or occupy and use any real property or facility (including the RMT Partner Leased Real Property) under any applicable Environmental Law (any “RMT Partner Environmental Permit”), except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(b) As of the date of this Agreement, (i) there is no Action pending or, to the Knowledge of RMT Partner, threatened that asserts any actual or potential Environmental Liability relating to RMT Partner or its Subsidiaries, (ii) no outstanding Order has been issued or is otherwise in effect in relation to any Environmental Law or any RMT Partner Environmental Permit, in each case relating to RMT Partner or its Subsidiaries or any real property or facility currently owned, leased or operated by RMT Partner or its Subsidiaries (including the RMT Partner Leased Real Property), and (iii) neither RMT Partner nor its Subsidiaries has received, in the past two (2) years, any written notice, report or other information alleging any Environmental Liability, except in each case of clauses (i) through (iii), as that would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(c) To the Knowledge of RMT Partner, neither RMT Partner nor any of its Subsidiaries (or any other Person to the extent resulting in Environmental Liability for RMT Partner or its Subsidiaries) has Released, disposed of, arranged for the disposal of, or exposed any Person to, any Hazardous Materials, in each case except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

Section 6.20 Insurance. All insurance policies (excluding those funding any RMT Partner Benefit Plans set forth on Section 6.17 of the RMT Partner Disclosure Schedule) to which RMT Partner or any of its Subsidiaries is currently a party, or which are held for the benefit of RMT Partner or any of its Subsidiaries, are in full force and effect, and, to the Knowledge of RMT Partner, have been issued by licensed insurers, all premiums due and payable with respect thereto have been paid, and no notice of cancellation or termination has been received with respect to any such policies, except for such cancellations or terminations which would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

Section 6.21 Affiliate Matters. Except for Contracts solely between or among RMT Partner and its Subsidiaries or Contracts for employment, compensation or benefit agreements or arrangements with directors, officers and employees made in the ordinary course of business or as set forth on Section 6.21 of the RMT Partner Disclosure Schedule, neither RMT Partner nor any of its Subsidiaries is party to any RMT Partner Affiliate Contract.

Section 6.22 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from RMT Partner or its Subsidiaries in connection with this Agreement or the Transaction Documents or the transactions contemplated hereby or thereby based upon arrangements made by or on behalf of RMT Partner or any of its Subsidiaries.

Section 6.23 Proxy Statement; Registration Statements. None of the information regarding RMT Partner or any of the RMT Partner Subsidiaries or the transactions contemplated by this Agreement or any Transaction Document to be provided by RMT Partner or any RMT Partner Subsidiaries specifically for inclusion in, or incorporation by reference into, the Proxy Statement, the RMT Partner Registration Statement, the SpinCo Registration Statement or the Distribution Documents will, in the case of the Proxy Statement or the Distribution Documents or any amendment or supplement thereto, at the time of the first mailing of the Proxy Statement and the Distribution Documents and of any amendment or supplement thereto, or, in the case of the RMT Partner Registration Statement and the SpinCo Registration Statement, at the time such registration statement becomes effective, on the date of the RMT Partner Stockholders Meeting, at the Distribution Date or at the Effective Time, contain an untrue or false statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. The Proxy Statement and the RMT Partner Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, except that no representation is made by RMT Partner with respect to information provided by the Company or SpinCo specifically for inclusion in, or incorporation by reference into, the Proxy Statement or the RMT Partner Registration Statement.

Section 6.24 Opinion of RMT Partner Financial Advisor. The RMT Partner Board has received, the opinion of Barclays Capital Inc. to the effect that, as of the date of such opinion, and based upon and subject to the qualifications, assumptions, limitations and other matters set forth in the written opinion, the Exchange Ratio pursuant to this Agreement (subject to any adjustment pursuant to Section 3.1(c)(ii) that is not in excess of the Aggregate Cap) is fair, from a financial point of view, to RMT Partner.

Section 6.25 Certain Board Findings. The RMT Partner Board, at a meeting duly called and held, unanimously adopted resolutions (a) determining that the terms of the Agreement and the transactions contemplated hereby, including the RMT Partner Share Issuance, are advisable and in the best interests of RMT Partner and its stockholders, (b) approving the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger and the RMT Partner Share Issuance, (c) resolving to make the RMT Partner Board Recommendation, subject to Section 7.4(d), and (d) directing that the RMT Partner Share Issuance be submitted to a vote at a meeting of RMT Partner’s stockholders.

Section 6.26 Stockholder Approval Required. No vote of the holders of any class of equity securities of RMT Partner or any of its Subsidiaries is required for the execution and delivery of this Agreement or any other Transaction Documents to which any of RMT Partner or its Subsidiaries is to be a party, the performance by RMT Partner or any of its Subsidiaries of its obligations hereunder and thereunder, or to consummate the Merger and the other transactions contemplated hereunder and thereunder, except that the RMT Partner Share Issuance requires the RMT Partner Stockholder Approval.

Section 6.27 SpinCo Common Stock. Neither RMT Partner nor any of the RMT Partner Subsidiaries owns or will own (directly or indirectly, beneficially or of record) on the Closing Date, nor is RMT Partner or any of the RMT Partner Subsidiaries a party to any Contract for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of SpinCo (other than as contemplated by this Agreement) or the Company.

Section 6.28 RMT Partner Financing. On or prior to the date of this Agreement, RMT Partner has delivered to SpinCo and the Company a true, complete and fully executed copy of the RMT Partner Commitment Letter; provided that any fee letters related thereto may be redacted in a customary manner to remove fee amounts, pricing caps, rates, ratios, basket amounts, time periods and other customary economic terms of the “market flex”. As of the date of this Agreement, (a) the RMT Partner Commitment Letter has not been amended, waived or modified in any respect and no such amendment, waiver or modification is contemplated, (b) to the Knowledge of RMT Partner, the respective commitments contained in the RMT Partner Commitment Letter have not been withdrawn, terminated, modified or rescinded in any respect and (c) the RMT Partner Commitment Letter is in full force and effect and is a legal, valid and binding obligation of RMT Partner, and, to the Knowledge of RMT Partner, each of the other parties thereto, enforceable against RMT Partner, and to the Knowledge of RMT Partner, each of the other parties thereto in accordance with its terms (except insofar as such enforceability is subject to the Remedies Exception). As of the date of this Agreement, except for the RMT Partner Commitment Letter, there are no side letters or other Contracts to which RMT Partner or any of its Affiliates is a party containing conditions precedent to or otherwise relating to the funding of the full amount of the RMT Partner Financing, other than as expressly set forth in the RMT Partner Commitment Letter delivered to SpinCo and the Company on or prior to the date of this Agreement. As of the date of this Agreement, no event has occurred, which, with or without notice, lapse of time or both, (i) would constitute a default or breach on the part of RMT Partner, its Affiliates or, to the Knowledge of RMT Partner, any other party to the RMT Partner Commitment Letter, under the RMT Partner Commitment Letter, or (ii) to the Knowledge of RMT Partner, would result in any portion of the RMT Partner Financing being unavailable or delayed.

Section 6.29 No Rights Plan; No Antitakeover Law. As of the date hereof, there is no rights plan, “poison pill,” antitakeover plan or other similar device in effect, to which RMT Partner or any of its Subsidiaries is a party or otherwise bound. As of the Effective Time, there will be no rights plan, “poison pill,” antitakeover plan or other similar device in effect, to which RMT Partner or any of its Subsidiaries will be a party or otherwise be bound, other than any such plan or device that (x) contains an express exception for this Agreement, the Merger and the other transactions contemplated hereby and any acquisition of RMT Partner Common Stock pursuant to the Merger and (y) does not otherwise interfere with or adversely affect any of the transactions contemplated hereby. No “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar antitakeover Law applicable to RMT Partner or Merger Sub applies to this Agreement, the Merger or the other transactions contemplated hereby or thereby.

Section 6.30 No Other Representations and Warranties. Except as expressly set forth in Article IV or Article V or in any Transaction Document (and except for any Company Distribution Tax Representations), (a) RMT Partner and Merger Sub each acknowledges and agrees that neither the Company, SpinCo nor any of their Affiliates (including the members of the SpinCo Group), nor any of their respective Representatives has made, or is making, any express or implied representation or warranty whatsoever with respect to the Company, SpinCo nor any of their Affiliates (including the members of the SpinCo Group), or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and (b) each of RMT Partner and Merger Sub each further acknowledges and agrees that neither the Company, SpinCo nor any of their Affiliates shall be liable in respect of the accuracy or completeness of any information provided to RMT Partner, Merger Sub or any of their respective Affiliates or Representatives. Without limiting the generality of the foregoing, except as expressly set forth in Article IV or Article V or in any Transaction Document (and except for any Company Distribution Tax Representations), RMT Partner and Merger Sub each acknowledges and agrees that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to the Company, SpinCo, Merger Sub, any of the members of the SpinCo Group or the SpinCo Business that may have been made available, in the SpinCo Datasite or otherwise, to RMT Partner or Merger Sub or any of their respective

Representatives, and expressly disclaims reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made to, or made available to, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement, and notwithstanding the distribution, disclosure or other delivery to RMT Partner or Merger Sub or any of their respective Representatives of any document or other information with respect to any one (1) or more of the foregoing, and waive any claims or causes of actions relating thereto, other than those for Fraud. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in this Agreement (including the SpinCo Disclosure Schedule), any information, documents or other materials (including any such materials contained in the SpinCo Datasite or otherwise reviewed by RMT Partner, Merger Sub or any of their respective Affiliates or Representatives) or management presentations that have been or shall hereafter be provided to RMT Partner, Merger Sub or any of their respective Affiliates or Representatives are not and will not be deemed to be representations or warranties of the Company or SpinCo, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as expressly set forth in Article IV or Article V of this Agreement or in any Transaction Document (and except, in each case, for any Company Distribution Tax Representations). In entering into this Agreement, RMT Partner and Merger Sub acknowledge and agree they have relied solely upon their own investigation and analysis, and RMT Partner and Merger Sub each acknowledges and agrees, to the fullest extent permitted by Law, that the Company, the members of the SpinCo Group and their Affiliates and their respective Representatives shall not have any Liability or responsibility whatsoever to RMT Partner or its Subsidiaries or any of their respective Representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to RMT Partner or its Subsidiaries or any of their respective Representatives, including in respect of the specific representations and warranties as set forth in Article IV or Article V of this Agreement or any Transaction Document, except as and only to the extent expressly set forth herein or therein with respect to such representations and warranties and subject to the limitations and restrictions contained herein or therein.

ARTICLE VII

COVENANTS

Section 7.1 Conduct of Business.

(a) The Company covenants and agrees that, from the date of this Agreement through the earlier of the Closing or the termination of this Agreement (the “Interim Period”) (solely with respect to the SpinCo Group or the SpinCo Business and excluding the Company Assets and the Company Liabilities), except (i) as otherwise required or expressly contemplated by this Agreement (including in furtherance of the Distribution, the Reorganization, the Preferred Stock Recapitalization and the Preferred Stock Exchange), (ii) as required by Law, (iii) as disclosed in Section 7.1(a) of the SpinCo Disclosure Schedule or (iv) as otherwise consented to by RMT Partner (which consent shall not be unreasonably withheld, conditioned or delayed), the

Company shall (and shall cause each of its Subsidiaries to) use commercially reasonable efforts to, conduct the SpinCo Business in all material respects in the ordinary course of business and to preserve intact its businesses and its business relationships with key employees, significant customers and others having significant business relationships with the SpinCo Business; provided, however, that (x) no action by the Company or its Subsidiaries with respect to matters specifically addressed by any other provision of this Section 7.1 shall be deemed a breach of this Section 7.1(a) and (y) any failure to take any action for which RMT Partner’s consent was required by Section 7.1(b) and not provided by RMT Partner shall not be deemed a breach of this Section 7.1(a).

(b) The Company covenants and agrees that, during the Interim Period (solely with respect to the SpinCo Group or the SpinCo Business and excluding the Company Assets and the Company Liabilities), except (i) as otherwise required or expressly contemplated by this Agreement (including in order to give effect to the Distribution, the Reorganization, the Preferred Stock Recapitalization, the Preferred Stock Exchange and the disposition of any Hook Stock in accordance with Section 3.4 of the Separation Agreement), (ii) as required by Law, (iii) as disclosed in Section 7.1(b) of the SpinCo Disclosure Schedule or (iv) as otherwise consented to by RMT Partner (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries not to:

(i) amend, modify, restate, waive, rescind or otherwise change the Organizational Documents of the Company or any of its Subsidiaries (other than any such changes thereto that would not prevent or materially impair or materially delay the Company’s or any of its Subsidiary’s ability to comply with its obligations hereunder and under the Separation Agreement, or to consummate the transactions contemplated hereby or thereby);

(ii) (A) except for transactions among the Company and its wholly owned Subsidiaries, make any material acquisition of any assets or businesses in excess of $10,000,000, individually, other than acquisitions of assets (but not businesses) in the ordinary course of business or (B) except for transactions between or among wholly-owned members of the SpinCo Group, sell, pledge, dispose of or encumber any material assets or businesses other than in the ordinary course of business (solely with respect to assets);

(iii) (A) issue, sell, pledge or transfer any equity interests of any of the members of the SpinCo Group, or securities convertible into, or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, equity interests of any of the members of the SpinCo Group, in each case other than (1) to the Company or any of its wholly owned Subsidiaries or (2) the granting of Permitted Liens described in clause (j) of the definition thereof or (B) from the Determination Time through the earlier of the Closing or the termination of this Agreement, issue, sell or pledge any equity interests of the Company, or securities convertible into, or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, equity interests of the Company;

(iv) (A) sell, lease, license (as licensor), assign, dispose of, or transfer any material SpinCo Intellectual Property (other than non-exclusive licenses of such Intellectual Property granted in the ordinary course of business and other than transfers to the Company or any of its wholly owned Subsidiaries), (B) abandon, permit to lapse or expire any material Registered SpinCo Intellectual Property (other than at the end of its statutory term or otherwise in reasonable business judgment), (C) disclose any material confidential information or material Trade Secrets included in the SpinCo Intellectual Property to any Person that is not subject to reasonable obligations with respect to confidentiality and non-disclosure, or (D) escrow or make available any material source code for any SpinCo Software included in the SpinCo Intellectual Property;

(v) enter into any Contract for the purchase of real property or any lease (as lessee) of real property related to any leased property providing for annual payments in excess of $2,500,000 other than any renewal or extension of a real property lease in the ordinary course of business and on substantially similar terms to the existing lease or terms no less favorable in the aggregate to the SpinCo Business than those in the existing lease;

(vi) (A) amend any material term of, or waive any material right under, or voluntarily terminate (other than upon expiration in accordance with its terms), any SpinCo Material Contract, or (B) enter into any Contract that, if in effect on the date hereof, would be a SpinCo Material Contract, other than, in each case of clauses (A) and (B), (1) in the ordinary course of business or (2) any modifications which are more favorable to the SpinCo Business;

(vii) cause any member of the SpinCo Group to repurchase, repay, prepay, refinance or incur any indebtedness for borrowed money, issue debt securities or any right to acquire any debt securities, engage in any securitization transactions or similar arrangements or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person for borrowed money except (A) in the ordinary course of business, including pursuant to working capital facilities and commercial paper issuances, in an aggregate principal amount not to exceed $25,000,000, (B) the SpinCo Financing and Permanent SpinCo Financing, (C) intercompany indebtedness among SpinCo and its wholly owned Subsidiaries or among any such wholly owned Subsidiaries, (D) intercompany indebtedness among SpinCo and its Subsidiaries, on the one hand, and the Company and its Subsidiaries (other than SpinCo and its Subsidiaries), and the other hand, in connection with the Reorganization, which shall be settled at or prior to the Closing, and (E) guarantees of the Company Credit Agreement put in place substantially concurrently with the incurrence of the SpinCo Financing or the Permanent SpinCo Financing, solely to the extent necessary to enable compliance by the Company with the covenants contained in the Company Credit Agreement (the “SpinCo Guarantees”); provided that such SpinCo Guarantees shall be automatically released concurrently with the Distribution;

(viii) except (A) as required by any Benefit Plan or Collective Bargaining Agreement or (B) with respect to Company Benefit Plans (other than SpinCo Benefit Plans), in connection with any action that applies in a substantially uniform manner to SpinCo Group Employees and other similarly situated employees of the Company and its Affiliates, (1) grant any new, or increases in, the compensation or benefits of any SpinCo Group Employee or other individual service provider of the SpinCo Group, other than any actions taken in the ordinary course of business with respect to SpinCo Group Employees or other individual service provider of the SpinCo Group (x) below the level of vice president and (y) with annualized base compensation below $275,000; (2) enter into or adopt any new SpinCo Benefit Plan, or materially amend or terminate any existing SpinCo Benefit Plan; (3) enter into any employment, consulting, severance or termination agreement with any SpinCo Group Employee or other individual service provider of the SpinCo Group, other than any actions taken in the ordinary course of business with respect to SpinCo Group Employees or other individual service provider of the SpinCo Group (x) below the level of vice president and (y) with annualized base compensation below $275,000; (4) accelerate the vesting of, or the lapsing of restrictions with respect to, any equity-based or other incentive-based compensation; (5) terminate the employment or services of any SpinCo Group Employee or other individual service provider of the SpinCo Group (x) at or above the level of vice president or (y) with annualized base compensation at or above $275,000, other than for cause; provided that any reduction in force impacting more than fifty (50) SpinCo Group Employees or other individual service provider of the SpinCo Group shall require consent from RMT Partner; provided, further, that the Company shall provide notice to RMT Partner of any reduction in force impacting more than twenty-five (25) SpinCo Group Employees or other individual services providers of the SpinCo Group; (6) hire, engage or promote any SpinCo Group Employee or other individual service provider of the SpinCo Group (x) at or above the level of vice president or (y) with annualized base compensation at or above $275,000; or (7) establish, adopt, enter into, negotiate, terminate or materially amend any Collective Bargaining Agreement, or recognize or certify any labor union, works council, or other labor organization or employee representative as the bargaining representative for any SpinCo Group Employees;

(ix) implement any reduction-in-force, office or plant closing, or similar action that, in each case, would trigger notice obligations under WARN;

(x) transfer or reassign the duties or employment of (A) any SpinCo Group Employee such that he or she no longer meets the definition of a SpinCo Group Employee or (B) any other employee of the Company or any of its Affiliates such that he or she does meet the definition of a SpinCo Group Employee;

(xi) (A) transfer the employment of any individual who is not a SpinCo Group Employee into the SpinCo Group, or (B) transfer the employment of any SpinCo Group Employee out of the SpinCo Group;

(xii) transfer the sponsorship of, or any Liabilities relating to, any Company Benefit Plan (other than a SpinCo Benefit Plan set forth and so designated on Section 5.15(a) of the SpinCo Disclosure Schedule as of the date hereof or immaterial SpinCo Benefit Plans as listed within 60 days following the date hereof as contemplated by Section 5.15(a)) to SpinCo or any Subsidiary thereof;

(xiii) commence an obligation of SpinCo or any Subsidiary thereof to contribute to any Multiemployer Plan;

(xiv) other than with respect to any Company Combined Tax Return or any member of the Company Tax Group (or any Tax Return of any member of the Company Tax Group) or any Tax Return to the extent required to conform to a Company Combined Tax Return or a Tax Return of any member of the Company Tax Group, (A) make any change (or file any such change) in any method of Tax accounting, (B) make (other than in a manner consistent with past practice and other than an initial entity classification election), change or revoke any material Tax election, (C) settle any audit, proceeding, claim or assessment with respect to material Taxes of a member of the SpinCo Group, (D) enter into a “closing agreement” within the meaning of Section 7121 of the Code or other written agreement with a Governmental Authority with respect to material Taxes of a member of the SpinCo Group, (E) agree to waive, surrender or abandon any right to claim a material Tax refund, offset or other reduction in liability of a member of the SpinCo Group, (F) file any material Tax Return other than on a basis consistent in all material respects with past practice (except as otherwise required by a change in Law) with respect to a member of the SpinCo Group, (G) file any material amended Tax Return or claim for refund for material Taxes or (H) grant, request or consent to any extension (other than in connection with any automatically granted Tax Return extension obtained in the ordinary course of business) or waiver of the statute of limitations period applicable to any material Tax claim or assessment, in each case of clauses (A) through (H), only to the extent such action (x) would be binding on the SpinCo Group or RMT Partner and its Subsidiaries or (y) would reasonably be expected to have an adverse impact on the Taxes of the SpinCo Group or RMT Partner and its Subsidiaries (it being understood and agreed that, notwithstanding any other provisions of this Agreement to the contrary, none of the covenants set forth in clauses (i) through (xiii) nor (xv) through (xxi) shall be considered to relate to Tax compliance (other than clause (xxi) insofar as it relates to this clause (xiv)));

(xv) make any material change in any method of financial accounting or financial accounting practice or policy applicable to the SpinCo Business, other than such changes as are required by GAAP or applicable Law or that otherwise apply generally to the Company and its Subsidiaries;

(xvi) settle or compromise any Action, or enter into any consent decree or settlement agreement with any Governmental Authority, against any member of the SpinCo Group or primarily relating to the SpinCo Business or the liability of which would be a SpinCo Liability, other than settlements or compromises of any Action in the ordinary course of business or where the amount paid in settlement or compromise does not exceed $5,000,000 individually or $20,000,000 in the aggregate (excluding any amounts covered by insurance) (it being agreed and understood that this clause (xvi) shall not apply with respect to (A) Tax matters, or (B) derivative, direct or other Actions brought by or on behalf of the Company’s stockholders (provided that the costs associated with such derivative, direct or other Actions shall be borne solely by the Company));

(xvii) merge, combine or consolidate (pursuant to a plan of merger or otherwise) any of the members of the SpinCo Group with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any of the members of the SpinCo Group (other than in connection with the Reorganization or the Separation);

(xviii) incur or grant a material Lien (other than a Permitted Lien) on any assets, properties or rights of any member of the SpinCo Group that constitute SpinCo Assets, in each case, except (A) Liens securing obligations under the SpinCo Financing or Permanent SpinCo Financing, (B) Liens securing guarantees of obligations under credit agreements to which any member of the SpinCo Group is party as of the date hereof; provided that any such Liens and guarantee will be released prior to or in connection with the Closing, (C) Liens incurred in connection with the ordinary course factoring of receivables pursuant to agreements delivered to RMT Partner, (D) Liens that will be released prior to or in connection with the Closing or (E) Liens securing any intercompany indebtedness among the SpinCo Group or otherwise permitted by Section 7.1(b)(vii)(D);

(xix) except in an amount not to exceed $30,000,000 in the aggregate in excess of the Company’s annual capital expenditure budget set forth on Section 7.1(b)(xix) of the SpinCo Disclosure Schedule, or pursuant to a SpinCo Material Contract made available to RMT Partner as of the date hereof, make any capital expenditure or expenditures or enter into agreements or arrangements providing for capital expenditure or expenditures or otherwise commit to do so;

(xx) (A) grant any material refunds, discounts, credits, rebates or allowances to customers, or (B) take actions to delay accounts payable or accelerate accounts receivable in any material respect, in each case, other than in the ordinary course of business consistent with past practice; or

(xxi) authorize or commit or agree to take any of the foregoing actions.

(c) RMT Partner covenants and agrees that, during the Interim Period, except (i) as otherwise required or expressly contemplated by this Agreement, (ii) as required by Law, (iii) as disclosed in Section 7.1(c) of the RMT Partner Disclosure Schedule or (iv) as otherwise consented to by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), RMT Partner shall (and shall cause its Subsidiaries to) use commercially reasonable efforts, to conduct its business in all material respects in the ordinary course of business and to preserve intact their respective businesses and preserve the business relationships with key employees, significant customers and others having significant business relationships with them; provided, however, that (x) no action by RMT Partner or its Subsidiaries with respect to matters specifically addressed by any other provision of this Section 7.1 shall be deemed a breach of this Section 7.1(c) and (y) any failure to take any action for which the Company’s consent was required by Section 7.1(d) and not provided by the Company shall not be deemed a breach of this Section 7.1(c).

(d) RMT Partner covenants and agrees that, during the Interim Period, except (i) as otherwise required or expressly contemplated by this Agreement, (ii) as required by Law, (iii) as disclosed in Section 7.1(d) of the RMT Partner Disclosure Schedule or (iv) as otherwise consented to by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), RMT Partner shall not, and shall cause its Subsidiaries (including Merger Sub) not to:

(i) amend, modify, restate, waive, rescind or otherwise change the Organizational Documents of RMT Partner or any of its Subsidiaries (other than any such changes thereto that would not prevent or materially impair or materially delay RMT Partner’s ability to comply with its obligations hereunder and under the Separation Agreement, or to consummate the transactions contemplated hereby or thereby);

(ii) except for transactions among RMT Partner and any of its Affiliates in the ordinary course of business and transactions among RMT Partner and its wholly owned Subsidiaries, (A) make any material acquisition of any assets or businesses in excess of $10,000,000, individually, other than acquisitions of assets (but not businesses) in the ordinary course of business or (B) sell, pledge, dispose of or encumber any material assets or businesses other than in the ordinary course of business (solely with respect to assets);

(iii) issue, sell or pledge any equity interests of RMT Partner, or securities convertible into, or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, equity interests of RMT Partner, in each case other than (A) to RMT Partner or any of its Subsidiaries, or (B) the granting of Permitted Liens;

(iv) (A) sell, lease, license (as licensor), assign, dispose of, or transfer, any material RMT Partner Intellectual Property (other than non-exclusive licenses of such Intellectual Property granted in the ordinary course of business), (B) abandon, permit to lapse or expire any material Registered RMT Partner Intellectual Property (other than at the end of its statutory term or otherwise in reasonable business judgment), (C) disclose any material confidential information or material Trade Secrets included in the RMT Partner Intellectual Property to any Person that is not subject to reasonable obligations with respect to confidentiality and non-disclosure, or (D) escrow or make available any material source code for any RMT Partner Software included in the RMT Partner Intellectual Property;

(v) enter into any Contract for the purchase of real property or any lease (as lessee) of real property related to any leased property providing for annual payments in excess of $2,500,000 other than any renewal or extension of a real property lease in the ordinary course of business and on substantially similar terms to the existing lease or terms no less favorable in the aggregate to the RMT Partner Business than those in the existing lease;

(vi) except as required by any RMT Partner Benefit Plan or Collective Bargaining Agreement: (1) grant any new, or increases in, the compensation or benefits of any employee or individual service provider of RMT Partner or its Subsidiaries, other than any actions taken in the ordinary course of business with respect to employees or individual service providers of RMT Partner or its Subsidiaries (x) below the level of vice president and (y) with annualized base compensation below $275,000; (2) enter into or adopt any new RMT Partner Benefit Plan, or materially amend or terminate any existing RMT Partner Benefit Plan, other than with respect to broad-based welfare benefit plans (other than severance) in the ordinary course of business and as would not reasonably be expected to increase the cost of benefits under such RMT Partner Benefit Plans; (3) enter into any employment, consulting, severance or termination agreement with any employee, individual service provider or former employee of RMT Partner or its Subsidiaries, other than any actions taken in the ordinary course of business with respect to employees or individual service providers of RMT Partner or its Subsidiaries (x) below the level of vice president and (y) with annualized base compensation below $275,000; (4) accelerate the vesting of, or the lapsing of restrictions with respect to, any equity-based or other incentive-based compensation; (5) terminate the employment or services of any employee or other individual service provider of RMT Partner or its Subsidiaries (x) at or above the level of vice president or (y) with annualized base compensation at or above $275,000, other than for cause; provided that any reduction in force impacting more than fifty (50) employees or other individual service providers of RMT Partner or its Subsidiaries shall require consent from the Company; provided, further, that RMT Partner shall provide notice to the Company of any reduction in force impacting more than twenty-five (25) employees or other individual service providers of RMT Partner or its Subsidiaries; (6) hire, engage or promote any employee or other individual service provider of RMT Partner or its Subsidiaries (x) at or above the level of vice president or (y) with annualized base compensation at or above $275,000; or (7) establish, adopt, enter into, negotiate, terminate or materially amend any Collective Bargaining Agreement, or recognize or certify any labor union, works council, or other labor organization or employee representative as the bargaining representative for any employees of RMT Partner or its Subsidiaries;

(vii) implement any reduction-in-force, office or plant closing, or similar action that, in each case, would trigger notice obligations under WARN;

(viii) (A) amend any material term of, or waive any material right under, or voluntarily terminate (other than upon expiration in accordance with its terms), any RMT Partner Material Contract, or (B) enter into any Contract that, if in effect on the date hereof, would be a RMT Partner Material Contract, other than, in each case of clauses (A) and (B), in the ordinary course of business or any modifications which are more favorable to the RMT Partner Business;

(ix) repurchase, repay, prepay, refinance or incur any indebtedness for borrowed money, issue any debt securities or any right to acquire debt securities, engage in any securitization transactions or similar arrangements or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person for borrowed money except (A) in the ordinary course of business, including pursuant to working capital facilities and commercial paper issuances, in an aggregate principal amount not to exceed $25,000,000 at any time outstanding, (B) the RMT Partner Financing, (C) revolving borrowings pursuant to the RMT Partner Credit Agreement (as in effect on the date hereof), and (D) intercompany indebtedness among RMT Partner and its wholly owned Subsidiaries or among any such wholly owned Subsidiaries;

(x) (A) make any change (or file any such change) in any method of Tax accounting, (B) make (other than in a manner consistent with past practice and other than an initial entity classification election), change or revoke any material Tax election, (C) settle any audit, proceeding, claim or assessment with respect to material Taxes, (D) enter into a “closing agreement” within the meaning of Section 7121 of the Code or other written agreement with a Governmental Authority with respect to material Taxes, (E) agree to waive, surrender or abandon any right to claim a material Tax refund, offset or other reduction in liability, (F) file any material Tax Return other than on a basis consistent in all material respects with past practice (except as otherwise required by a change in Law), (G) file any material amended Tax Return or claim for refund for material Taxes or (H) grant, request or consent to any extension (other than in connection with any automatically granted Tax Return extension obtained in the ordinary course of business) or waiver of the statute of limitations period applicable to any material Tax claim or assessment, in each case of clauses (A) through (H), only to the extent such action (x) would be binding on the SpinCo Group or RMT Partner and its Subsidiaries or (y) would reasonably be expected to have an adverse impact on the Taxes of the SpinCo Group or RMT Partner and its Subsidiaries (it being understood and agreed that, notwithstanding any other provisions of this Agreement to the contrary, none of the covenants set forth in clauses (i) through (ix) nor (xi) through (xvi) shall be considered to relate to Tax compliance (other than clause (xvi) insofar as it relates to this clause (x)));

(xi) make any material change in any method of financial accounting or financial accounting practice or policy, other than such changes as are required by GAAP or applicable Law;

(xii) settle or compromise any Action, or enter into any consent decree or settlement agreement with any Governmental Authority, against RMT Partner or its Subsidiaries, other than settlements or compromises of any Action in the ordinary course of business or where the amount paid in settlement or compromise does not exceed $5,000,000 individually or $20,000,000 in the aggregate (excluding any amounts covered by insurance) (it being agreed and understood that this clause (xii) shall not apply with respect to (A) Tax matters, or (B) derivative, direct or other Actions brought by or on behalf of RMT Partner’s stockholders);

(xiii) merge, combine or consolidate (pursuant to a plan of merger or otherwise) with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of RMT Partner or any of its Subsidiaries;

(xiv) incur or grant a material Lien (other than a Permitted Lien) on any assets, properties or rights of RMT Partner or any of its Subsidiaries, in each case, except (A) Liens securing obligations under the SpinCo Financing, Permanent SpinCo Financing or RMT Partner Financing, (B) Liens securing guarantees of obligations under credit agreements to which RMT Partner or any of its Subsidiaries is party as of the date hereof; provided that any such guarantee will be released prior to or in connection with the Closing, (C) Liens incurred in connection with the ordinary course factoring of receivables pursuant to agreements delivered to the Company, (D) Liens that will be released prior to or in connection with the Closing or (E) Liens securing any intercompany indebtedness among RMT Partner and its Subsidiaries;

(xv) except in an amount not to exceed $30,000,000 in the aggregate in excess of RMT Partner’s annual capital expenditure budget set forth on Section 7.1(d)(xv) of the RMT Partner Disclosure Schedule, or pursuant to a SpinCo Material Contract made available to RMT Partner as of the date hereof, make any capital expenditure or expenditures or enter into agreements or arrangements providing for capital expenditure or expenditures or otherwise commit to do so; or

(xvi) authorize or commit or agree to take any of the foregoing actions.

(e) Nothing contained in this Agreement shall give RMT Partner or the Company, directly or indirectly, the right to control or direct the other Party’s or any of its Subsidiaries’ businesses or operations prior to the Closing. Notwithstanding anything in this Agreement to the contrary, including this Section 7.1, RMT Partner and Merger Sub, on the one hand, and the Company and SpinCo, on the other hand, shall retain control of and responsibility for the operation of their respective businesses consistent with any applicable Antitrust Law or Foreign Investment Law, and each Party to this Agreement shall comply with the terms of Section 7.1 of this Agreement consistent with and in compliance with any applicable Antitrust Law or Foreign Investment Law. In furtherance of the foregoing, nothing contained in the Agreement shall give RMT Partner or Merger Sub the ability to control or direct the business or operations of the Company or SpinCo nor give the Company or SpinCo the ability to control or direct the business or operations of RMT Partner or Merger Sub. In addition, the Parties acknowledge and agree that nothing in this Section 7.1 shall be deemed to limit the transfer of the Company Assets or the Company Liabilities prior to, at or after the Closing or prohibit the Company or its Affiliates from implementing the Reorganization and the Distribution.

Section 7.2 Tax Matters.

(a) This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for the Merger and for purposes of Sections 354, 361 and 368 of the Code, and the Parties hereby adopt it as such. From and after the date of this Agreement and until the Effective Time, each Party shall use its reasonable best efforts to ensure that the Contribution, Distribution and Merger will have the U.S. federal income Tax treatment described in the “Intended Tax Treatment” as defined in the Form of Tax Matters Agreement included as Exhibit B hereto (the “Intended Tax Treatment”) and shall not take any action, cause or permit any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could prevent the Intended Tax Treatment.

(b) Each of the Company, SpinCo and RMT Partner shall cooperate with one another and shall use its reasonable best efforts to cause the Company to obtain a written opinion of Tax Counsel, reasonably satisfactory in form and substance to the Company (the “Distribution Tax Opinion”), dated as of the Closing Date, regarding the U.S. federal income Tax treatments of the Contribution and Distribution set forth in clauses (a) through (f) of the definition of “Intended Tax Treatment” as defined in the Form of Tax Matters Agreement included as Exhibit B hereto. In delivering the Distribution Tax Opinion, Tax Counsel shall be entitled to receive and rely upon the RMT Partner Distribution Tax Representations and the Company Distribution Tax Representations.

(c) Each of the Company, SpinCo and RMT Partner shall cooperate with one another and shall use its reasonable best efforts to cause the Company to obtain a written opinion of Tax Counsel (the “Company Merger Tax Opinion”) and RMT Partner to obtain a written opinion of RMT Partner Tax Counsel (the “RMT Partner Merger Tax Opinion”) reasonably satisfactory in form and substance to the Company and RMT Partner, respectively, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In delivering the Company Merger Tax Opinion and the RMT Partner Merger Tax Opinion, Tax Counsel and RMT Partner Tax Counsel shall both be entitled to receive and rely upon the SpinCo Merger Tax Representations and the RMT Partner Merger Tax Representations.

(d) The Company and SpinCo, on the one hand, and RMT Partner, on the other hand, shall cooperate with each other in obtaining, and shall use their respective reasonable best efforts to obtain, any Tax opinions required to be filed with the SEC in connection with the filing of the RMT Partner Registration Statement and shall each use its respective reasonable best efforts to cause such opinions to be timely filed.

(e) RMT Partner shall promptly notify and consult in good faith with the Company if, before the Effective Time, (i) it is notified by RMT Partner Tax Counsel that RMT Partner Tax Counsel expects to be unwilling or unable to deliver the RMT Partner Merger Tax Opinion at the Closing or (ii) it discovers any other fact that could be expected, in RMT Partner’s reasonable discretion, to prevent the delivery of the RMT Partner Merger Tax Opinion or the delivery of the IRS Ruling.

(f) The Company shall promptly notify and consult in good faith with RMT Partner if, before the Effective Time, (i) it is notified by Tax Counsel that Tax Counsel (x) expects the IRS Ruling will not be delivered by the expected Closing Date (with such expectation to be determined based on the time of such notification by the Company in its reasonable discretion) or (y) expects to be unwilling or unable to deliver the Distribution Tax Opinion or the Company Merger Tax Opinion at the Closing, or (ii) it discovers any other fact that could be expected, in Company’s reasonable discretion, to prevent the delivery of the IRS Ruling, the Distribution Tax Opinion or Company Merger Tax Opinion.

(g) Tax Ruling Procedures.

(i) As soon as reasonably practicable after the date hereof, the Company shall submit (i) an IRS pre-submission conference memorandum requesting a conference regarding the IRS Rulings (“IRS Pre-Submission Conference Request”) and (ii) the IRS Ruling Request. The Company shall submit to the IRS supplemental materials relating thereto that the Company determines in good faith are necessary or appropriate to obtain the requested rulings under the IRS Ruling Request or any additional rulings from the IRS that the Company determines are necessary or appropriate, including as a result of the transactions contemplated by this Agreement (each, together with the IRS Ruling Request and IRS Pre-Submission Conference Request, an “IRS Submission”).

(ii) All IRS Submissions shall be prepared by the Company, subject to the terms of this Section 7.2(g). The Company shall have control over the process for submitting and prosecuting IRS Submissions, subject to the terms of this Section 7.2(g).

(iii) From and after the date of this Agreement and until the Effective Time, each Party agrees to use its reasonable best efforts to facilitate receipt by the Company of (i) the IRS Ruling (and any additional rulings the Company determines are necessary or appropriate), including providing such appropriate information as the IRS shall require in connection with the IRS Ruling Request or any IRS Submission and (ii) any other Tax opinions from the Company’s counsel or tax advisors that the Company determines are necessary or appropriate addressing the U.S. Tax or non-U.S. Tax consequences of the Reorganization, Contribution, Distribution or Merger.

(iv) The Company shall provide RMT Partner with draft copies of the IRS Pre-Submission Conference Request, the IRS Ruling Request and, subject to Section 7.2(g)(v), each other material IRS Submission reasonably in advance of the filing thereof with the IRS in order to provide RMT Partner the opportunity to review and comment on each such submission, and shall consider in good faith any comments provided by RMT Partner on such draft copies prior to filing or submission; provided that, with respect to each other material IRS Submission not addressed in Section 7.2(g)(v), the Company shall provide such materials to RMT Partner no later than six (6) days before the Company intends to or is required to file or submit such document to the IRS and shall consider in good faith any comments provided by RMT Partner within four (4) days of receipt of such draft copies; provided, further, that the Company may redact from any such draft copies of such IRS Submissions any information (“Redactable Information”) that the Company, in its good faith judgment, considers to be confidential and not germane to RMT Partner’s or SpinCo’s obligations under this Agreement or any Transaction Documents.

(v) To the extent “fast-track” processing is obtained for the IRS Ruling Request as provided for under Revenue Procedure 2023-26, 2023-23 I.R.B. 486 (or any successor or substantially similar IRS guidance or procedures), the Company shall provide RMT Partner with draft copies of any material IRS Submission (other than the IRS Pre-Submission Conference Request and the IRS Ruling Request) no later than two (2) Business Days before the Company intends to or is required to file or submit such document to the IRS in order to provide RMT Partner the opportunity to review and comment on each such submission, and shall consider in good faith any comments provided by RMT Partner within one (1) Business Day of receipt of such draft copies; provided that the Company may redact any Redactable Information from any such draft copies of such IRS Submissions.

(vi) The Company shall provide RMT Partner with notice reasonably in advance of the pre-submission conference that follows the submission of the IRS Pre-Submission Conference Request and shall permit RMT Partner’s Tax Counsel to attend such meeting. RMT Partner shall, and shall use reasonable best efforts to cause RMT Partner’s Tax Counsel to, take actions necessary to facilitate such attendance, including the signing of a power of attorney or similar forms reasonably requested by the Company.

(vii) The Company shall provide RMT Partner with copies of each IRS Submission filed with the IRS, as filed with the IRS, promptly following the filing thereof; provided that the Company may redact any Redactable Information from such IRS Submissions.

(viii) The Company shall keep RMT Partner reasonably informed in a timely manner of all material actions taken or proposed to be taken by the Company with respect to the IRS Submissions, including the withdrawal of any IRS Submission (such actions being subject to the approval of RMT Partner, which approval shall not be unreasonably withheld, conditioned or delayed). The Company shall provide RMT Partner with notice reasonably in advance of any formally scheduled meetings (including telephonic meetings) with the IRS (subject to approval by the IRS) that relate to the IRS Ruling Request and any other IRS Submission and permit RMT Partner’s Tax Counsel to attend such meeting if RMT Partner’s Tax Counsel is available during the scheduled time (which scheduled time shall be at the mutual convenience of the Company’s Representatives and the IRS). For the avoidance of doubt, the foregoing shall not apply to any non-scheduled or informal telephonic discussions between the Company’s Representatives and the IRS; provided that the Company shall keep RMT Partner reasonably informed in a timely manner regarding the contents of any such discussions.

(ix) With respect to any rulings requested by the Company from a foreign Tax Authority that relates to a transaction set forth in, and requests an intended tax treatment set forth in, Exhibit A of the Form of Tax Matters Agreement, included as Exhibit B (the “Foreign Tax Rulings”), the Company shall provide RMT Partner with copies of each material submission to such foreign Tax Authority requesting a Foreign Tax Ruling, or relating to a request for a Foreign Tax Ruling (a “Foreign Tax Submission”) made after the date of this Agreement as filed with the applicable foreign Tax Authority promptly following the filing thereof; provided that the Company may redact any Redactable Information from such copies of Foreign Tax Submissions. The Company shall provide RMT Partner a reasonable opportunity to review and comment on each Foreign Tax Submission prior to the filing of such submission with the applicable foreign Tax Authority only to the extent such submission includes statements or representations that (x) would be binding on (or impose limitations on the actions of) the SpinCo Group or RMT Partner and its Subsidiaries after the Closing Date or (y) would reasonably be expected to have a material adverse impact on the Taxes of the SpinCo Group or RMT Partner and its Subsidiaries after the Closing Date, and the Company shall consider in good faith any reasonable comments provided by RMT Partner on each such request; provided that such rights to review and comment shall not prevent or impair or delay the Company’s or any of its Subsidiary’s ability to obtain such Foreign Tax Rulings; provided, further, that the Company may redact any Redactable Information from all such copies of Foreign Tax Submissions.

(x) Following the receipt of the IRS Ruling or any Foreign Tax Ruling, the Company shall promptly make available copies of the IRS Ruling or any Foreign Tax Ruling to SpinCo and RMT Partner, provided that the Company may redact from any such copies any Redactable Information.

(h) In the event of any Adverse Law Event prior to the Closing or if the Company reasonably determines that the transactions contemplated by this Agreement or any Transaction Documents would result in a material amount of Tax to the Company or any of its Affiliates, the Parties shall collaborate reasonably and in good faith in order to change the method or structure of effecting the transactions contemplated by the Transaction Documents (including the Reorganization) so as to either (i) make likely the receipt from the IRS of the IRS Ruling, (ii) make likely the receipt of the Distribution Tax Opinions or the Merger Tax Opinions or (iii) allow the Company to accomplish the same result as the structure contemplated as of the date hereof in a tax-free or, in the reasonable judgment of the Company, Tax efficient manner, as promptly as practicable and in any event prior to the Outside Date; provided, however, that no such change shall alter or change the Exchange Ratio, the SpinCo Cash Distribution, the nature or mix of the Merger Consideration, or (without the consent of either Party, in their reasonable discretion) materially alter the scope of the SpinCo Business, the SpinCo Assets, the members of the SpinCo Group or SpinCo Liabilities to be acquired by RMT Partner in connection with the Transactions. In the event that the Parties reasonably, and in good faith, agree to an alternative structure pursuant to this Section 7.2(h), they shall be obligated, as soon as practicable thereafter, to modify the covenants and agreements set forth in this Agreement and the Transaction Documents to the extent required in order to reflect such change in transaction structure, and the Parties shall use all commercially reasonable efforts to cause the transactions contemplated hereby, as so modified, to be consummated as soon as practicable thereafter.

Section 7.3 Preparation of the Registration Statements and Prospectus; RMT Partner Stockholders Meeting.

(a) As promptly as practicable after the execution of this Agreement, to the extent such filings are required by Law in connection with the transactions contemplated by this Agreement: (i) RMT Partner, the Company and SpinCo shall jointly prepare and RMT Partner shall file or confidentially submit with the SEC the RMT Partner Registration Statement; (ii) RMT Partner, the Company and SpinCo shall jointly prepare and SpinCo shall file or confidentially submit with the SEC the SpinCo Registration Statement; and (iii) RMT Partner, the Company and SpinCo shall jointly prepare and RMT Partner shall file or confidentially submit with the SEC the Proxy Statement (which Proxy Statement may form a part of the RMT Partner Registration Statement) (the RMT Partner Registration Statement, the SpinCo Registration Statement and the Proxy Statement, the “Securities Filings”).

(b) Each of RMT Partner, the Company and SpinCo shall use its reasonable best efforts to have the RMT Partner Registration Statement and the SpinCo Registration Statement declared effective as promptly as practicable after such filing (including by responding to comments of the SEC) and, prior to the effective date of the RMT Partner Registration Statement and the SpinCo Registration Statement, each of RMT Partner, the Company and SpinCo shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) to be taken under any applicable securities Laws in connection with, in the case of RMT Partner, the RMT Partner Share Issuance and, in the case of the Company and SpinCo, the Distribution. The Parties shall cooperate in preparing and filing with the SEC the Securities Filings and any necessary amendments or supplements thereto, including making available upon reasonable notice the senior management employees of the applicable Party to discuss the materials prepared and delivered pursuant to this Section 7.3. Following the effective date of the RMT Partner Registration Statement and the SpinCo Registration Statement, each of RMT Partner, the Company and SpinCo shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) to be taken under any applicable securities Laws in order to keep the RMT Partner Registration Statement and the SpinCo Registration Statement effective for as long as is necessary in order to consummate the Merger, the Transactions and the transactions contemplated by the other Transaction Documents. As promptly as practicable after the SpinCo Registration Statement shall have become effective, the Company shall cause the Distribution Documents to be mailed or made available to the Company’s stockholders pursuant to applicable Law. No filing of, or amendment or supplement to, the RMT Partner Registration Statement or the Proxy Statement will be made by RMT Partner without providing the Company and SpinCo with a reasonable opportunity to review and comment thereon (and such comments shall be reasonably considered by the RMT Partner in good faith). No filing of, or amendment or supplement to, the SpinCo Registration Statement will be made by the Company or SpinCo without providing RMT Partner with a reasonable opportunity to review and comment thereon (and such comments shall be reasonably considered by the Company and SpinCo in good faith). Each Party (as applicable) will cause the Distribution Documents to comply in all material respects with the applicable requirements of U.S. federal securities laws. RMT Partner and Merger Sub shall furnish all information concerning RMT Partner and its Subsidiaries, and the Company and SpinCo shall furnish all information concerning the Company, the SpinCo Business and the members of the SpinCo Group, in each case, as may be reasonably requested by the other Parties in connection with, or is required by applicable Law in order to complete, the preparation, filing and distribution of the Securities Filings and any necessary amendments or supplements thereto. For the avoidance of doubt, any ordinary course communications filed pursuant to Rule 425 under the Securities Act or any other disclosures or statements with respect to the Merger and the other transactions contemplated hereby and in the Transaction Documents contained in any filing under the Securities Act or the Exchange Act, including filings required under securities Laws, other than the Securities Filings, shall not be subject to this Section 7.3(b) and shall instead be subject to Section 7.11.

(c) If, at any time prior to the Effective Time, any information relating to RMT Partner, the Company or SpinCo, or any of their respective Affiliates, directors or officers, should be discovered by RMT Partner, the Company or SpinCo which should be set forth in an amendment or supplement to any of the Securities Filings, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, and, to the extent required by applicable Law, disseminated to the stockholders of RMT Partner or the Company, as applicable. Each Party shall notify the other Party promptly of (i) the time when the RMT Partner Registration Statement or the SpinCo Registration Statement has become effective or when any supplement or amendment to any Securities Filing has been filed and (ii) the issuance of any stop order or suspension of the qualification of the shares of RMT Partner Common Stock issuable pursuant to the Merger or shares of SpinCo Common Stock issuable in the Distribution for offering or sale in any jurisdiction. In addition, each Party agrees to promptly provide the other Party and their respective counsel with copies of any written comments or requests for amendments or supplements, and shall promptly inform the other Party of any oral comments or requests for amendments or supplements, that such Party or its counsel may receive from time to time from the SEC with respect to any of the Securities Filings promptly after receipt of such comments, and shall provide the other Party with copies of any written or oral responses or correspondence between it or its Affiliates and the SEC related thereto. Each Party and their respective counsel shall be given a reasonable opportunity to review any such written responses prior to such written responses being filed with the SEC and to participate in any discussions or oral material communications with the SEC, and each Party shall reasonably consider in good faith the additions, deletions, comments or changes suggested thereto by the other Party and their respective counsel.

(d) RMT Partner Stockholders Meeting.

(i) Subject in all respects to Section 7.3(d)(iii), RMT Partner shall call, give notice of, convene and hold a meeting of its stockholders (the “RMT Partner Stockholders Meeting”) as promptly as reasonably practicable following the date on which the RMT Partner Registration Statement is declared effective, for the purpose of obtaining the RMT Partner Stockholder Approval (and no other matters, except for a proposal to adjourn the meeting to solicit additional proxies to obtain the RMT Partner Stockholder Approval, if necessary, and any other proposal required by applicable Law, shall be considered or voted upon at the RMT Partner Stockholders Meeting without the Company’s prior written consent); provided, however, that, subject to the requirements of any applicable Law, RMT Partner may after consultation with the Company, and in the case of clause (C) on up to two (2) occasions upon the reasonable request of the Company (and for no more than ten (10) Business Days each) shall, postpone or adjourn the RMT Partner Stockholders Meeting: (A) if as of the time for which the RMT Partner Stockholders Meeting is originally scheduled there are insufficient shares of RMT Partner Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the RMT Partner Stockholders Meeting; (B) to allow reasonable additional time for the filing and mailing of any supplement or amendment to the Proxy Statement as may be required under applicable Law (or in connection with the resolution of any applicable litigation) and for such supplement or amendment to be disseminated and reviewed by RMT Partner’s stockholders sufficiently in advance of the RMT Partner Stockholders Meeting; (C) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite RMT Partner Stockholder Approval would not otherwise be obtained; (D) if otherwise required by applicable Law; or (E) with the prior written consent of the Company; provided, however, that, unless otherwise agreed to by the Company, the RMT

Partner Stockholders Meeting shall not be postponed or adjourned under clauses (A) through (C) for more than fifteen (15) Business Days in the aggregate from the originally scheduled date of the RMT Partner Stockholders Meeting without the written consent of the Company. RMT Partner shall advise the Company upon request on a daily basis during each of the last ten (10) Business Days prior to the date of the RMT Partner Stockholders Meeting as to the aggregate tally of proxies received by RMT Partner with respect to the RMT Partner Stockholder Approval and at additional times upon the reasonable request of the Company. RMT Partner shall use its reasonable best efforts to ensure that all proxies solicited by RMT Partner, its Subsidiaries and their respective Representatives in connection with the RMT Partner Stockholders Meeting are solicited in compliance with applicable Law.

(ii) Subject to Section 7.9, RMT Partner shall, through the RMT Partner Board, make the RMT Partner Board Recommendation and include such RMT Partner Board Recommendation in the Proxy Statement and use its reasonable best efforts to (A) solicit from its stockholders proxies in favor of the approval of the proposals required under the RMT Partner Stockholder Approval, and (B) take all other action necessary or advisable to secure the RMT Partner Stockholder Approval. Except as expressly permitted in Section 7.9(c), neither the RMT Partner Board nor any committee thereof shall effect a RMT Partner Adverse Recommendation Change.

(iii) Notwithstanding anything to the contrary herein, including any RMT Partner Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the Parties under this Section 7.3 shall continue in full force and effect. Without limiting the generality of the foregoing, unless this Agreement is terminated in accordance with its terms, the proposals required under the RMT Partner Stockholder Approval shall be submitted to the stockholders of RMT Partner for approval at the RMT Partner Stockholders Meeting whether or not (A) the RMT Partner Board shall have effected a RMT Partner Adverse Recommendation Change or (B) any Competing Proposal shall have been publicly proposed or announced or otherwise submitted to RMT Partner or any of its Representatives.

Section 7.4 Reasonable Best Efforts.

(a) Subject to the terms of Section 7.5, which shall govern with respect to the subject matter thereof, each of RMT Partner and the Company shall use its reasonable best efforts to promptly take, or cause to be taken, all actions, and to promptly do, or cause to be done, and to assist and cooperate with the other in doing, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by the Transaction Documents, as promptly as practicable and in any event prior to the Outside Date, including: (i) preparing and filing of all forms, registrations, and notifications required to be filed to consummate the Merger and the other transactions contemplated by this Agreement; (ii) subject to Section 7.4(c), obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods, from Governmental Authorities; (iii) obtaining all necessary consents, approvals or waivers from third parties; and (iv) subject to Section 7.4(c), defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger; provided, however, that other than as set forth in the Separation Agreement, in no event shall the Company, SpinCo, RMT Partner or their respective Subsidiaries be required to pay any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any contract or agreement. In furtherance of the foregoing, each of RMT Partner, SpinCo and the Company shall not, and shall cause their respective Affiliates not to, acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation or other transaction (or series of transactions) after the date of this Agreement would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Authority necessary to be obtained at or prior to the Closing.

(b) The Company and RMT Partner shall (i) promptly, but in no event later than twenty-five (25) Business Days after the date hereof, file (or cause to be filed) any and all required pre-merger notification and report forms under the HSR Act with respect to the Merger and the other transactions contemplated in this Agreement, the Separation Agreement and the other Transaction Documents, (ii) as soon as reasonably practicable, file (or cause to be filed) any and all filings or notifications under applicable Foreign Investment Laws, as set forth in Section 7.4(b)(ii) of the RMT Partner Disclosure Schedule, and (iii) as soon as reasonably practicable, make any and all other filings or notifications (or drafts thereof) under applicable Antitrust Laws or Foreign Subsidies Regulation, as set forth in Section 7.4(b)(iii) of the RMT Partner Disclosure Schedule. The Company and RMT Partner shall request early termination of any applicable waiting periods under the Antitrust Laws, Foreign Investment Laws and Foreign Subsidies Regulation (to the extent available) and shall respectively use their reasonable best efforts to cause the expiration or termination of such waiting periods, and shall provide an appropriate response to any request for additional information or documents that may be requested pursuant to any Law or by any Governmental Authority as promptly as practicable. Neither RMT Partner, SpinCo nor the Company shall commit to or agree with any Governmental Authority to (w) stay, toll or extend any applicable waiting period under the HSR Act, (x) pull and refile or resubmit the notification and report forms pursuant to the HSR Act, (y) not consummate the Merger or any other transactions contemplated herein or in the other Transaction Documents before an agreed-to date, or (z) any timing agreement, in each case relating to the Merger and the other transactions contemplated by the other Transaction Documents, without the prior written consent of the other Parties.

(c) In furtherance of the covenants of the parties contained in this Section 7.4 (i) if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger or any other transaction contemplated in this Agreement, the Separation Agreement and the other Transaction Documents as violative of any applicable Law, including any Antitrust Law, Foreign Investment Law, or Foreign Subsidies Regulation, each of the Parties hereto shall, and shall cause their respective Affiliates to, use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction, or other order, whether temporary, preliminary or permanent, that results from such action or proceeding and that prohibits, prevents or restricts consummation of the Merger or any other transaction contemplated by this Agreement, the Separation Agreement and the other Transaction Documents on or before the Outside Date and (ii) RMT Partner shall, and shall cause its Affiliates to, use reasonable best efforts to take such further action as may be necessary to avoid or eliminate each and every impediment under any applicable law, including any Antitrust Law, Foreign Investment Law, or Foreign Subsidies Regulation so as to enable the Closing to occur as promptly as practicable (and in any event no later than the Outside Date), and including (A) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, licensing, divestiture or disposition of any share capital or other equity voting interests, assets (whether tangible or intangible), businesses, contracts, divisions, operations, properties, products or product lines of the SpinCo Business or the members of the SpinCo Group or any of their respective Affiliates (other than the Company and its Affiliates following the Closing), (B) terminating, transferring or creating relationships, contractual rights or other obligations of the SpinCo Business or the members of the SpinCo Group or any of their respective Affiliates (other than the Company and its Affiliates following the Closing) and (C) otherwise taking or committing to take actions that after the Closing would limit the freedom of action of the SpinCo Business or the members of the SpinCo Group (or of RMT Partner and its Affiliates other than the members of the SpinCo Group with respect to the SpinCo Business or the members of the SpinCo Group) with respect to, or their ability to retain, operate, vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to any share capital or other equity voting interests, assets (whether tangible or intangible), businesses, divisions, operations, properties, products or product lines of the SpinCo Business or the members of the SpinCo Group. No actions taken pursuant to this Section 7.4(c) shall be considered for purposes of determining whether a RMT Partner Material Adverse Effect has occurred or may occur. Any other provision in this Agreement to the contrary notwithstanding, RMT Partner, the Company, SpinCo and their Affiliates shall not be required to take or agree to take any action if such action or actions (x) is not conditioned on the Closing, (y) relates to any Company Assets, the Company Business or any properties, assets or businesses of RMT Partner or its Affiliates (other than those of SpinCo Group following the Closing) or (z) would, or would reasonably be expected to, result in a material adverse effect on the business, assets, properties, financial condition or results of operations of RMT Partner and its Subsidiaries (including SpinCo and the other members of the SpinCo Group), taken as a whole, after the consummation of the Transactions (clauses (y) and (z), a “Burdensome Condition”).

(d) Whether or not the Merger is consummated, RMT Partner shall be responsible for all filing fees payable to any Governmental Authority in order to obtain any consent, finding of suitability, clearance, expiration or termination of a waiting period, authorization, Order or approval pursuant to this Section 7.4, and each of RMT Partner and the Company shall otherwise bear its own costs and expenses in connection therewith. RMT Partner and the Company shall, and shall cause their respective Affiliates to, cooperate and consult with one another in connection with the making of all filings, notifications, communications, submissions, and any other actions pursuant to this Section 7.4, and, subject to applicable legal limitations and the instructions of any Governmental Authority, RMT Partner and the Company shall keep each other apprised on a current basis of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other substantive communications received by RMT Partner or the Company, as the case may be, or any of their respective Affiliates, from any third party and/or any Governmental Authority with respect to such transactions. Subject to applicable Law relating to the exchange of information, RMT Partner and the Company shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications or filings and any written communications or submissions to any Governmental Authority; provided, however, that materials may be redacted (i) to remove references concerning the valuation of the SpinCo Business and the SpinCo Assets or information concerning the Transaction Process, or proposals from third parties with respect thereto, (ii) as necessary to comply with contractual agreements, and (iii) as necessary to address reasonable privilege or confidentiality concerns; provided, further, that RMT Partner or the Company, as the case may be, may reasonably designate any competitively sensitive material provided to another party under this Section 7.4(d) as “Outside Counsel Only”. To the extent practicable, RMT Partner and the Company agree not to participate in any meeting or discussion, either in person, by video conference, or by telephone, with any Governmental Authority in connection with the Merger or any other transaction contemplated hereby unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Authority, gives the other party a reasonable opportunity to attend and participate. Subject to the terms of this Section 7.4, including the last sentence of Section 7.4(b), RMT Partner shall, after good-faith consultation with the Company, lead all communications and develop and direct strategy, in each case, with respect to any actions to be taken by the Parties pursuant to this Section 7.4 to obtain the expiration or termination of the waiting period under the HSR Act and the Requisite Regulatory Approvals from any Governmental Authority under the applicable Antitrust Laws, Foreign Investment Laws, and Foreign Subsidies Regulation.

Section 7.5 SpinCo Financing.

(a) Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article IX, SpinCo shall (and the Company shall cause SpinCo to) use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to (i) maintain in effect the commitment letter, dated as of the date of this Agreement (including: (A) all exhibits, schedules and annexes to such agreement in effect as of the date hereof; and (B) any associated fee letters (together, as amended, modified, supplemented, restated, replaced or waived from time to time in accordance with the terms of this Agreement and the terms thereof, the “SpinCo Commitment Letter”)), from the SpinCo Lenders party thereto, pursuant to which, among other things, the SpinCo Lenders have committed to provide SpinCo or its designee with debt financing in the amount set forth therein (the debt financing contemplated by the SpinCo Commitment Letter, being referred to as the “SpinCo Financing”), (ii) comply on a timely basis with the obligations and satisfy on a timely basis the conditions, in each case, that are set forth in the SpinCo Commitment Letter that are applicable to and within the control of SpinCo, (iii) enforce the rights of SpinCo under the SpinCo Commitment Letter and (iv) cause the applicable SpinCo Lenders to fund the full amount of the SpinCo Financing (other than any portion thereof that is replaced with previously or concurrently funded Permanent SpinCo Financing) no later than immediately prior to the Distribution.

(b) In the event any funds in the amounts set forth in the SpinCo Commitment Letter or the SpinCo Financing Agreements (as defined below), or any portion thereof, become unavailable on the terms and conditions contemplated in the SpinCo Commitment Letter or the SpinCo Financing Agreements, the Company (in consultation in good faith with RMT Partner) shall cause SpinCo to, and each of SpinCo and RMT Partner shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to cooperate to obtain promptly replacement debt financing for SpinCo from the same or alternative sources, in an aggregate amount, when added to the portion of the SpinCo Financing and Permanent SpinCo Financing that is available, equal to $4,000,000,000 (the “Alternative SpinCo Financing”, it being understood and agreed that references herein to (i) the SpinCo Financing shall include any such Alternative SpinCo Financing and (ii) the SpinCo Commitment Letter or SpinCo Financing Agreements shall include the commitment letter and definitive agreements, as applicable, in each case relating to such Alternative SpinCo Financing), and to obtain a new financing commitment that provides for such financing; provided that the terms of the Alternative SpinCo Financing must (A) not result in any material and adverse Tax consequences to the Company and its Subsidiaries, including as to the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as determined by the Company in good faith); provided, further, that any violation of the Intended Tax Treatment shall be deemed material and adverse for purposes of this Section 7.5(b), (B) unless otherwise agreed to in writing by the Company, SpinCo and RMT Partner, be on terms and conditions not materially less favorable (i) with respect to final stated maturity, “all-in-yield”, interest rate margin or mandatory prepayment provisions or (ii) otherwise, taken as a whole, to SpinCo and RMT Partner than those in the SpinCo Commitment Letter or the SpinCo Financing Agreements, as applicable (taking into account any “flex” provisions thereof) and (C) unless otherwise agreed to in writing by the Company, SpinCo and RMT Partner, not contain any conditions to the consummation of such Alternative SpinCo Financing that are more onerous than the conditions set forth in the SpinCo Commitment Letter or the SpinCo Financing Agreements, as applicable.

(c) SpinCo shall give RMT Partner, and RMT Partner shall give SpinCo and the Company, prompt written notice upon it obtaining Knowledge of (i) any material breach (or threatened material breach) or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to the SpinCo Commitment Letter, the SpinCo Financing Agreements or the Permanent SpinCo Financing Agreements (as defined below), (ii) any actual or threatened withdrawal, repudiation or termination of the SpinCo Commitment Letter, the SpinCo Financing or Permanent SpinCo Financing by any party to the SpinCo Commitment Letter, the SpinCo Financing Agreements or the Permanent SpinCo Financing Agreements, (iii) any material dispute or disagreement between or among any of the parties to the SpinCo Commitment Letter, the SpinCo Financing Agreements or the Permanent SpinCo Financing Agreements, (iv) the termination or expiration of the SpinCo Commitment Letter, SpinCo Financing Agreements or the Permanent SpinCo Financing Agreements or (v) any amendment, restatement, supplement or modification of, or waiver under, or replacement of the SpinCo Commitment Letter, the SpinCo Financing Agreements or the Permanent SpinCo Financing Agreements. Subject to the immediately preceding clause (b), SpinCo shall not, without the prior written consent of RMT Partner, amend, modify, supplement, restate, replace, terminate, or agree to any waiver under the SpinCo Commitment Letter, the SpinCo Financing Agreements or the Permanent SpinCo Financing Agreements; provided that, notwithstanding the foregoing, SpinCo may (in consultation with RMT Partner) (i) implement any of the “flex” provisions exercised by the SpinCo Lenders in accordance with the SpinCo Commitment Letter or (ii) amend and restate the SpinCo Commitment Letter or otherwise execute joinder agreements to the SpinCo Commitment Letter solely to add additional SpinCo Lenders, arrangers, agents or entities with other similar roles or titles.

(d) Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article IX, each of the Company, SpinCo and RMT Partner agrees to cooperate (and to cause their respective Subsidiaries (in the case of the Company, limited to SpinCo and its Subsidiaries) to cooperate) and use reasonable best efforts to take, or cause to be taken, and to cause their respective Subsidiaries (in the case of the Company, limited to SpinCo and its Subsidiaries) and Representatives to take or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, advisable and proper in connection with the arrangement, marketing and consummation by SpinCo of the SpinCo Financing, including by (i) participating (and using reasonable best efforts to cause members with appropriate seniority and expertise of the management team of and advisors, including auditors, to SpinCo and RMT Partner to participate, in each case to the extent reasonable and customary) in the marketing and syndication efforts related thereto, (ii) participating in the preparation of rating agency presentations and meetings with rating agencies, due diligence sessions and drafting sessions with respect thereto, (iii) participating in the preparation of appropriate and customary materials for bank information memoranda and similar documents customarily required in connection with obtaining such SpinCo Financing, and assisting with the identification of any portion of the information contained therein relating to such Person that constitutes material non-public information of such Person, including executing and delivering customary authorization and representations letters in connection with the foregoing and subject to customary confidentiality provisions and disclaimers, (iv) negotiating and, in the case of SpinCo, entering into definitive agreements with respect thereto, on the terms and conditions contained in the SpinCo Commitment Letter or on such other terms as are reasonably acceptable to the Company, SpinCo and RMT Partner (the “SpinCo Financing Agreements”); provided that any such other terms must not result in any material and adverse Tax consequences to the Company and its Subsidiaries, including as to the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as determined by the Company in good faith); provided, further, that any violation of the Intended Tax Treatment shall be deemed material and adverse for purposes of this Section 7.5(d), (v) on a timely basis (A) satisfying all conditions precedent in the SpinCo Commitment Letter and the SpinCo Financing Agreements that are within the control of SpinCo, RMT Partner or their respective Subsidiaries, as applicable, (B) furnishing all financial information as set forth in paragraph 3 of Exhibit B to the SpinCo Commitment Letter (the “Required SpinCo Information”) and any additional customary financial information regarding the SpinCo Business or RMT Partner and its Subsidiaries, as applicable, or any of their respective properties or assets, as may be reasonably requested by SpinCo or RMT Partner, as applicable, in connection with the SpinCo Financing and (C) preparing reasonable and customary financing documents, offering materials and other materials related to the SpinCo Financing, (vi) furnishing at least five (5) Business Days prior to the Closing (A) all documentation and other information requested by the financing sources required under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, and (B) if SpinCo qualifies as a “legal entity customer” under the Beneficial Ownership Regulation (as defined in the SpinCo Commitment Letter), a “Beneficial Ownership Certification” (as defined in the SpinCo Commitment Letter), in each case to the extent requested at least seven (7) Business Days prior to the Closing, and (vii) delivering any customary certificates required by the SpinCo Financing Agreements.

(e) The Company hereby consents to the use of SpinCo’s and its Subsidiaries’ logos, and RMT Partner hereby consents to the use of its and its Subsidiaries’ logos, in connection with the SpinCo Financing and Permanent SpinCo Financing and solely in a manner that is not intended or reasonably likely to harm or disparage the reputation or goodwill of the relevant party, or any of their respective Intellectual Property rights. SpinCo and RMT Partner shall, upon reasonable request by the Company, each keep the Company informed in reasonable detail of the status of its efforts to arrange and consummate the SpinCo Financing and Permanent SpinCo Financing and as promptly as practicable provide copies of then-current drafts of the SpinCo Financing Agreements and Permanent SpinCo Financing Agreements.

(f) Notwithstanding any of the foregoing or any other provision in this Agreement to the contrary, (i) other than in the event of a termination by RMT Partner pursuant to Section 9.1(d) due to a material breach of a covenant on the part of the Company or SpinCo, in which case the Company shall be responsible for 100% of the Reimbursement Obligations, RMT Partner shall, and shall cause its Subsidiaries to, pay to the Company an amount of cash equal to 100% of the aggregate amount of the Reimbursement Obligations then outstanding (payment for any such Reimbursement Obligations to be made promptly and in any event within ten (10) Business Days following delivery to RMT Partner by the Company of a written request therefor accompanied by reasonable supporting documentation evidencing such Reimbursement Obligations) and (ii) without duplication of the foregoing, RMT Partner shall, and shall cause its Subsidiaries to, indemnify and hold harmless the Company, its Subsidiaries and its and their Representatives from and against 100% of Losses actually suffered or incurred by them in connection with the SpinCo Financing, the Permanent SpinCo Financing or the RMT Partner Financing, except any such Losses to the extent suffered or incurred as a result of the bad faith, gross negligence, willful misconduct or material breach of this Agreement, the SpinCo Commitment Letter, any SpinCo Financing Agreement or any other agreement executed in connection with the SpinCo Financing, or the Permanent SpinCo Financing by the Company or any of its Subsidiaries, including SpinCo, or any of their respective Representatives.

(g) Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article IX, each of the Company, SpinCo and RMT Partner agrees to cooperate (and to cause their respective Subsidiaries (in the case of the Company, limited to SpinCo and its Subsidiaries) to cooperate) and use reasonable best efforts to take, or cause to be taken, and to cause their respective Subsidiaries (in the case of the Company, limited to SpinCo and its Subsidiaries) and Representatives to take or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, advisable and proper in connection with the arrangement, marketing and consummation of the issuance of any debt securities or the incurrence of any other long-term debt financing by SpinCo (or its designee) in lieu of or in replacement of the SpinCo Financing (such financing, the “Permanent SpinCo Financing”), including by (i) consulting in good faith on the terms and conditions of any Permanent SpinCo Financing, which shall be subject to SpinCo and RMT Partner’s mutual approval, (ii) participating (and using reasonable best efforts to cause members with appropriate seniority and expertise of the management team of and advisors, including auditors, to SpinCo and RMT Partner, to participate, in each case to the extent reasonable and customary) in the marketing and syndication efforts related thereto, (iii) participating in the preparation of rating agency presentations and meetings with rating agencies, due diligence sessions and drafting sessions with respect thereto, (iv) participating in the preparation of appropriate and customary materials for investor presentations, offering memoranda, private placement memoranda, bank information memoranda and similar documents customarily required in connection with obtaining such Permanent SpinCo Financing, and assisting with the identification of any portion of the information contained therein relating to such Person that constitutes material non-public information of such Person, including executing and delivering customary authorization and representations letters in connection with the foregoing and subject to customary confidentiality provisions and disclaimers, (v) using reasonable best efforts to obtain or provide customary accountants’ comfort letters (including customary “negative assurance” and change period), legal opinions, negative assurance letters, officers’ certificates and other documentation and items relating to the Permanent SpinCo Financing, (vi) negotiating and, in the case of SpinCo, entering into definitive agreements with respect thereto (the “Permanent SpinCo Financing Agreements”), on terms and conditions reasonably satisfactory to the Company, SpinCo and RMT Partner; provided that any such terms must not result in any material and adverse Tax consequences to the Company and its Subsidiaries, including as to the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as determined by the Company in good faith); provided, further, that any violation of the Intended Tax Treatment shall be material for purposes of this Section 7.5(g), (vii) on a timely basis (A) satisfying all conditions precedent in the Permanent SpinCo Financing Agreements that are within the control of SpinCo, RMT Partner or their respective Subsidiaries, as applicable, (B) furnishing all Required SpinCo Information and any additional customary financial information regarding the SpinCo Business or RMT Partner and its Subsidiaries, as applicable, or any of their respective properties or assets, as may be reasonably requested by SpinCo or RMT Partner, as applicable, in connection with the Permanent SpinCo Financing and (C) preparing reasonable and customary financing documents, offering materials and other materials related to the Permanent SpinCo Financing, (viii) facilitating the provision of guarantees if required by the terms of the Permanent SpinCo Financing, (ix) furnishing at least five (5) Business Days prior to the Closing (A) all documentation and other information requested by the financing sources required under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, and (B) if SpinCo qualifies as a “legal entity customer” under the Beneficial Ownership Regulation (as defined in the SpinCo Commitment Letter), a “Beneficial Ownership Certification” (as defined in the SpinCo Commitment Letter), in each case to the extent requested at least seven (7) Business Days prior to the Closing, and (x) delivering any customary certificates required by the Permanent SpinCo Financing Agreements.

(h) Notwithstanding anything to the contrary in this Section 7.5, (i) no action contemplated in this Section 7.5 shall be required to the extent such action would: (A) require the Company or any of its Subsidiaries (other than SpinCo and its Subsidiaries) or, prior to the Closing, RMT Partner or any of its Subsidiaries to be an issuer or guarantor of the SpinCo Financing or the Permanent SpinCo Financing; (B) require the Company or any of its Subsidiaries or, prior to the Closing, RMT Partner or any of its Subsidiaries to provide (or have provided on its behalf) any certificates, legal opinions, negative assurance letters or other documentation (other than, in the case of RMT Partner, SpinCo and their respective Subsidiaries, certificates, opinions, letters or other documentation delivered (or delivered on such entity’s behalf) at the launch, pricing or closing of the SpinCo Financing or the Permanent SpinCo Financing, as applicable); provided that the foregoing limitations shall not apply to the provision of customary authorization and representation letters to be executed and delivered by RMT Partner and any of its Subsidiaries as required by Section 7.5(d) or Section 7.5(g) above; (C)

cause any director, officer or employee of the Company or any of its Subsidiaries or RMT Partner or any of its Subsidiaries, to incur any personal liability; (D) without limiting clause (B) above, require the Company or any of its Subsidiaries (other than SpinCo and its Subsidiaries) or, prior to the Closing, RMT Partner or any of its Subsidiaries to execute and deliver any documentation related to the SpinCo Financing or Permanent SpinCo Financing (other than (1) the customary comfort letters, legal opinions, negative assurance letters and officers’ certificates contemplated to be delivered by or on behalf of RMT Partner and any of its Subsidiaries under Section 7.5(g)(v) above, and (2) the customary authorization and representation letters to be executed and delivered by RMT Partner and any of its Subsidiaries as required by Section 7.5(d) or Section 7.5(g) above); (E) (1) jeopardize (in the Company’s reasonable determination) any attorney-client privilege of the Company or any of its Subsidiaries (in which case the Company and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege) or (2) jeopardize (in RMT Partner’s reasonable determination) any attorney-client privilege of RMT Partner or any of its Subsidiaries (in which case RMT Partner and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege); (F) result in a material violation or breach of, or a default under, the Organizational Documents of the Company or its Subsidiaries, the Organizational Documents of RMT Partner or its Subsidiaries, or any applicable Law; (G) require the incurrence or issuance of any indebtedness (other than the SpinCo Financing, the Permanent SpinCo Financing and intercompany indebtedness required or otherwise contemplated by the Transaction Documents, including the Reorganization Step Plan); (H) unreasonably interfere with the respective businesses or ongoing operations of the Company and its Subsidiaries or RMT Partner and its Subsidiaries; (I) require the Company or any of its Subsidiaries or RMT Partner or any of its Subsidiaries to prepare or deliver in connection with the SpinCo Financing or the Permanent SpinCo Financing any financial information (other than the Required SpinCo Information) that is not readily available to them or prepared in the ordinary course of their respective financial reporting practices; or (J) require the Company, SpinCo or their respective Subsidiaries to prepare any pro forma financial statements or pro forma financial information or provide any information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the SpinCo Financing or the Permanent SpinCo Financing, which shall be prepared by RMT Partner and (ii) no action contemplated in this Section 7.5 shall be required by the Company, SpinCo or their respective Subsidiaries to the extent such action would result in any material and adverse Tax consequences to the Company or its Subsidiaries, including as to the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as determined by the Company in good faith); provided that any violation of the Intended Tax Treatment shall be material for purposes of this Section 7.5(h).

(i) All non-public or otherwise confidential information regarding the SpinCo Business obtained by RMT Partner or its Representatives pursuant to this Section 7.5 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding any other provision set forth herein or in any other agreement between the Company and RMT Partner (or their respective Affiliates), each of the Company and SpinCo agrees that RMT Partner may share information with respect to SpinCo and the SpinCo Business with the SpinCo Lenders, and that RMT Partner and such SpinCo Lenders may share such information with potential financing sources in connection with any marketing efforts for the

SpinCo Financing and the Permanent SpinCo Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by RMT Partner or any of its Subsidiaries pursuant to this Section 7.5, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda.

(j) All non-public or otherwise confidential information regarding the businesses of RMT Partner and its Subsidiaries obtained by the Company, SpinCo or their respective Representatives pursuant to this Section 7.5 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding any other provision set forth herein or in any other agreement between the Company or SpinCo, on the one hand, and RMT Partner, on the other hand (or their respective Affiliates), RMT Partner agrees that the Company and SpinCo may share information with respect to the businesses of RMT Partner and its Subsidiaries with the SpinCo Lenders, and that the Company, SpinCo and such SpinCo Lenders may share such information with potential financing sources in connection with any marketing efforts for the SpinCo Financing and the Permanent SpinCo Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by the Company, SpinCo or any of their respective Subsidiaries pursuant to this Section 7.5, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda, private placement memoranda and similar documents.

Section 7.6 RMT Partner Financing.

(a) Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article IX, RMT Partner shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to (i) maintain in effect the commitment letter, dated as of the date of this Agreement (including: (A) all exhibits, schedules and annexes to such agreement in effect as of the date hereof; and (B) any associated fee letters (together, as amended, modified, supplemented, restated, replaced or waived from time to time in accordance with the terms of this Agreement and the terms thereof, the “RMT Partner Commitment Letter”)), from the RMT Partner Lenders party thereto, pursuant to which, among other things, the RMT Partner Lenders have committed to provide RMT Partner or its designee with debt financing in the amount set forth therein (the debt financing contemplated by the RMT Partner Commitment Letter, being referred to as the “RMT Partner Financing”), (ii) comply on a timely basis with the obligations and satisfy on a timely basis the conditions within the control of RMT Partner, in each case, that are set forth in the RMT Partner Commitment Letter that are applicable to RMT Partner, (iii) enforce the rights of RMT Partner under the RMT Partner Commitment Letter and (iv) cause the applicable RMT Partner Lenders to fund the full amount of the RMT Partner Financing no later than contemporaneously with or immediately prior to the Merger.

(b) In the event any funds in the amounts set forth in the RMT Partner Commitment Letter or the RMT Partner Financing Agreements (as defined below), or any portion thereof, become unavailable on the terms and conditions contemplated in the RMT Partner Commitment Letter or the RMT Partner Financing Agreements, each of the Company and RMT Partner (in consultation in good faith with the Company) shall, and shall cause their respective Subsidiaries (in the case of the Company, limited to SpinCo and its Subsidiaries) to, use reasonable best efforts to cooperate to obtain promptly replacement debt financing for RMT Partner from the same or alternative sources, in an aggregate amount, when added to the portion of the RMT Partner Financing that is available and other available sources of liquidity, equal to (x) on any date prior to the final calculation of any increase in the Exchange Ratio in accordance with Section 3.1(c) of this Agreement and without including any amounts in respect of the SpinCo Financing or the Permanent SpinCo Financing, $1,800,000,000 or (y) on and after the final calculation of any increase (or determination that there will be no such increase) in the Exchange Ratio in accordance with Section 3.1(c) and including the SpinCo Financing and the Permanent SpinCo Financing, the amount of the RMT Partner Special Dividend (the “RMT Partner Alternative Financing”, it being understood and agreed that references herein to (i) the RMT Partner Financing shall include any such RMT Partner Alternative Financing and (ii) the RMT Partner Commitment Letter or RMT Partner Financing Agreements shall include the commitment letter and definitive agreements, as applicable, in each case relating to such RMT Partner Alternative Financing), and to obtain a new financing commitment that provides for such financing; provided that the terms of the RMT Partner Alternative Financing must (A) not result in any material and adverse Tax consequences to the Company and its Subsidiaries, including as to the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as determined by the Company in good faith); provided, further, that any violation of the Intended Tax Treatment shall be deemed material and adverse for purposes of this Section 7.6(b), (B) unless otherwise agreed to in writing by the Company, be on terms and conditions not materially less favorable, taken as a whole, to RMT Partner than those in the RMT Partner Commitment Letter or the RMT Partner Financing Agreements, as applicable (taking into account any “flex” provisions thereof) and (C) unless otherwise agreed to in writing by the Company, not contain any conditions to the consummation of such RMT Partner Alternative Financing that are more onerous than the conditions set forth in the RMT Partner Commitment Letter or the RMT Partner Financing Agreements, as applicable.

(c) RMT Partner shall give SpinCo and the Company prompt written notice upon it obtaining Knowledge of (i) any material breach (or threatened material breach) or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to the RMT Partner Commitment Letter or the RMT Partner Financing Agreements (as defined below), (ii) any actual or threatened withdrawal, repudiation or termination of the RMT Partner Commitment Letter or the RMT Partner Financing by any party to the RMT Partner Commitment Letter or the RMT Partner Financing Agreements, (iii) any material dispute or disagreement between or among any of the parties to the RMT Partner Commitment Letter or the RMT Partner Financing Agreements, (iv) the termination or expiration of the RMT Partner Commitment Letter or the RMT Partner Financing Agreements, or (v) any amendment, restatement, supplement or modification of, or waiver under, or replacement of the RMT Partner Commitment Letter or the RMT Partner Financing Agreements. Subject to the immediately preceding clause (b), RMT Partner shall not, without the prior written consent of the Company, amend, modify, supplement, restate, replace, terminate, or agree to any waiver under the RMT Partner Commitment Letter or the RMT Partner Financing Agreements; provided that, notwithstanding the foregoing, RMT Partner may (in consultation with the Company) (A) implement any of the “flex” provisions exercised by the RMT Partner Lenders in accordance with the RMT Partner Commitment Letter, or (B) amend and restate the RMT Partner Commitment Letter or otherwise execute joinder agreements to the RMT Partner Commitment Letter solely to add additional RMT Partner Lenders, arrangers, agents or entities with other similar roles or titles.

(d) Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article IX, each of the Company, SpinCo and RMT Partner agrees to cooperate (and to cause their respective Subsidiaries (in the case of the Company, limited to SpinCo and its Subsidiaries) to cooperate) and use reasonable best efforts to take, or cause to be taken, and to cause their respective Subsidiaries (in the case of the Company, limited to SpinCo and its Subsidiaries) and Representatives to take or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, advisable and proper in connection with the arrangement, marketing and consummation by RMT Partner of the RMT Partner Financing, including by (i) participating (and using reasonable best efforts to cause members with appropriate seniority and expertise of the management team of and advisors, including auditors, to SpinCo and RMT Partner to participate, in each case to the extent reasonable and customary) in the marketing and syndication efforts related thereto, (ii) participating in the preparation of rating agency presentations and meetings with rating agencies, due diligence sessions and drafting sessions with respect thereto, (iii) negotiating and, in the case of RMT Partner, entering into definitive agreements with respect thereto, on the terms and conditions contained in the RMT Partner Commitment Letter or on such other terms as are reasonably acceptable to the Company, SpinCo and RMT Partner (the “RMT Partner Financing Agreements”); provided that any such other terms must not result in any material and adverse Tax consequences to the Company and its Subsidiaries, including as to the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as determined by the Company in good faith and, with respect to consequences of the Intended Tax Treatment, in consultation with RMT Partner); provided, further, that any violation of the Intended Tax Treatment that is attributable to the terms of the RMT Partner Financing Agreements shall be deemed material and adverse for purposes of this Section 7.6(d), (iv) on a timely basis (A) satisfying all conditions precedent in the RMT Partner Commitment Letter and the RMT Partner Financing Agreements that are within the control of SpinCo, RMT Partner or their respective Subsidiaries, as applicable, (B) furnishing all financial information as set forth in paragraph 3 of Exhibit B to the RMT Partner Commitment Letter (the “Required RMT Partner Information”) and any additional customary financial information regarding the SpinCo Business or RMT Partner and its Subsidiaries, as applicable, or any of their respective properties or assets, as may be reasonably requested by SpinCo or RMT Partner, as applicable, in connection with the RMT Partner Financing and (C) preparing reasonable and customary financing documents, offering materials and other materials related to the RMT Partner Financing, (v) furnishing at least five (5) Business Days prior to the Closing (A) all documentation and other information requested by the financing sources required under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, and (B) if RMT Partner qualifies as a “legal entity customer” under the Beneficial Ownership Regulation (as defined in the RMT Partner Commitment Letter), a “Beneficial Ownership Certification” (as defined in the RMT Partner Commitment Letter), in each case to the extent requested at least seven (7) Business Days prior to the Closing, and (vi) delivering any customary certificates required by the RMT Partner Financing Agreements.

(e) The Company hereby consents to the use of SpinCo’s and its Subsidiaries’ logos, and RMT Partner hereby consents to the use of its and its Subsidiaries’ logos, in connection with the RMT Partner Financing and solely in a manner that is not intended or reasonably likely to harm or disparage the reputation or goodwill of the relevant party, or any of their respective Intellectual Property rights. SpinCo and RMT Partner shall, upon reasonable request by the Company, each keep the Company informed in reasonable detail of the status of its efforts to arrange and consummate the RMT Partner Financing and as promptly as practicable provide copies of then-current drafts of the RMT Partner Financing Agreements.

(f) Notwithstanding anything to the contrary in this Section 7.6, no action contemplated in this Section 7.6 shall be required to the extent such action would: (A) require the Company or any of its Subsidiaries (other than SpinCo and its Subsidiaries) or, prior to the Closing, SpinCo or any of its Subsidiaries to be an issuer or guarantor of the RMT Partner Financing; (B) require the Company or any of its Subsidiaries (other than SpinCo and its Subsidiaries) or RMT Partner or any of its Subsidiaries or, prior to the Closing, SpinCo or any of its Subsidiaries to provide (or have provided on its behalf) any certificates, legal opinions, negative assurance letters or other documentation (other than, in the case of RMT Partner and its Subsidiaries, certificates, opinions, letters or other documentation delivered (or delivered on its behalf) at the closing of the RMT Partner Financing); (C) cause any director, officer or employee of the Company or any of its Subsidiaries, or RMT Partner or any of its Subsidiaries, to incur any personal liability; (D) without limiting clause (B) above, require the Company or any of its Subsidiaries (other than SpinCo and its Subsidiaries) or, prior to the Closing, SpinCo or any of its Subsidiaries, to execute and deliver any documentation related to the RMT Partner Financing; (E) (1) jeopardize (in the Company’s reasonable determination) any attorney-client privilege of the Company or any of its Subsidiaries (in which case the Company and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege) or (2) jeopardize (in RMT Partner’s reasonable determination) any attorney-client privilege of RMT Partner or any of its Subsidiaries (in which case RMT Partner and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege); (F) result in a material violation or breach of, or a default under, the Organizational Documents of the Company or its Subsidiaries, the Organizational Documents of RMT Partner or its Subsidiaries, or any applicable Law; (G) require the incurrence or issuance of any indebtedness (other than the RMT Partner Financing); (H) unreasonably interfere with the respective businesses or ongoing operations of the Company and its Subsidiaries or RMT Partner and its Subsidiaries; (I) require the Company or any of its Subsidiaries or RMT Partner or any of its Subsidiaries to prepare or deliver in connection with the RMT Partner Financing any financial information (other than the Required RMT Partner Information) that is not readily available to them or prepared in the ordinary course of their respective financial reporting practices; or (J) require the Company, SpinCo or their respective Subsidiaries to prepare any pro forma financial statements or pro forma financial information or provide any information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments.

(g) All non-public or otherwise confidential information regarding the SpinCo Business obtained by RMT Partner or its Representatives pursuant to this Section 7.6 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding any other provision set forth herein or in any other agreement between the Company and RMT Partner (or their respective Affiliates), each of the Company and SpinCo agrees that RMT Partner may share information with respect to SpinCo and the SpinCo

Business with the RMT Partner Lenders, and that RMT Partner and such RMT Partner Lenders may share such information with potential financing sources in connection with any marketing efforts for the RMT Partner Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by RMT Partner or any of its Subsidiaries pursuant to this Section 7.6, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda.

(h) All non-public or otherwise confidential information regarding the businesses of RMT Partner and its Subsidiaries obtained by the Company, SpinCo or their respective Representatives pursuant to this Section 7.6 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding any other provision set forth herein or in any other agreement between the Company or SpinCo, on the one hand, and RMT Partner, on the other hand (or their respective Affiliates), RMT Partner agrees that the Company and SpinCo may share information with respect to the businesses of RMT Partner and its Subsidiaries with the RMT Partner Lenders, and that the Company, SpinCo and such RMT Partner Lenders may share such information with potential financing sources in connection with any marketing efforts for the RMT Partner Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by the Company, SpinCo or any of their respective Subsidiaries pursuant to this Section 7.6, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda, private placement memoranda and similar documents.

Section 7.7 Access to Information.

(a) The Company shall, and shall cause its Subsidiaries, on the one hand, and RMT Partner shall, and shall cause the RMT Partner Subsidiaries, on the other hand, to the extent permitted under applicable Law, afford to the other Party and to its respective Representatives, reasonable access, during normal business hours and subject to bona fide policies and procedures established by the other Party, during the Interim Period, in such manner as to not interfere with RMT Partner’s and its Subsidiaries’ or the SpinCo Business’ (as applicable) normal operations, the properties, the SpinCo Books and Records and appropriate senior-level employees of RMT Partner and the RMT Partner Subsidiaries or the Company and its Subsidiaries (related to the SpinCo Business), including the members of the SpinCo Group (as applicable), as such Party and its Representatives may reasonably request solely for purposes of consummating the Transactions, integration planning and preparing for the operation of SpinCo and the Surviving Corporation post-Closing, including the activities set forth on Section 7.7(a) of the SpinCo Disclosure Schedule; provided that: (a) such investigation shall only be upon reasonable notice and at the sole cost and expense of the investigating Party; (b) no Party or its Representatives shall be permitted to perform any environmental testing or sampling, including sampling of soil, groundwater, surface water, building materials or air or wastewater emissions without the prior written consent of the other applicable Party; (c) no Party or its Representatives shall be entitled to access any employee-related or employee benefit-related files or records of another Party, including individual performance or evaluation records, medical histories, workers compensation records, drug testing results or other sensitive personal information; (d) no Party or its Representatives shall communicate with any of the employees of the other Party or its

Subsidiaries without the prior written consent of such Party (which consent shall not be unreasonably withheld, conditioned or delayed) and except to the extent required to comply with the terms of the Employee Matters Agreement or other Transaction Documents or as otherwise expressly permitted by such Party; and (e) nothing in this Section 7.7 shall require any Party to permit any inspection or disclose any information to any other Party that (i) would unreasonably interfere with the conduct of such Party’s business or result in damage to property (other than immaterial damage), except with such other Party’s prior written consent (which may be withheld or denied at its sole discretion), (ii) would cause a violation of any Law, privacy policy or any confidentiality obligations and similar restrictions that may be applicable to such information, or (iii) would jeopardize the attorney-client privilege or other disclosure privilege or protection to such Party (provided that the Party that would otherwise be required to disclose information to the other shall take any and all reasonable action necessary to permit such disclosure without such loss of privilege or violation of agreement, policy, Law or other restriction, including through the use of commercially reasonable efforts to obtain any required consent or waiver to the disclosure of such information from any third party and through the implementation of appropriate and mutually agreeable “clean room” or other similar procedures designed to limit any such adverse effect of sharing such information by each Party). For the avoidance of doubt, no Party shall be required to provide any information that is not readily available to such Party and its Affiliates under their books and records or current reporting systems following the use of commercially reasonable efforts (or which creates an unreasonable burden on the employees of the providing Party or its Affiliates).

(b) RMT Partner and the Company may, as it deems advisable, reasonably designate any competitively sensitive information as “clean team” or “outside counsel only” material or with similar restrictions.

(c) Notwithstanding anything in this Section 7.7 to the contrary, this Section 7.7 shall not require the Company or SpinCo to provide access to, or make any disclosure with respect to, any information of or to the extent relating to the Company, any of its Affiliates or any of their respective businesses, other than information to the extent relating to the SpinCo Business, the members of the SpinCo Group, the SpinCo Assets or the SpinCo Liabilities.

(d) The Parties hereby agree that, notwithstanding anything in this Section 7.7 to the contrary, the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any Party or its Representatives thereunder and hereunder. The Confidentiality Agreement shall survive any termination of this Agreement. All requests for such access to any Party shall be made to such Party or its designated Representative.

Section 7.8 D&O Indemnification and Insurance.

(a) For a period of six (6) years from and after the Effective Time, SpinCo agrees that it shall indemnify and hold harmless each present and former director, officer or employee of SpinCo and any other member of the SpinCo Group (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or any of its Subsidiaries (including the members of the SpinCo Group), as the case may be, would have been permitted under the Organizational Documents of SpinCo as in effect on the date hereof to indemnify such Person (including promptly advancing expenses as incurred to the fullest extent permitted under such Organizational Documents; provided that such Person delivers an undertaking to SpinCo in advance agreeing to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment that such Person is not entitled to indemnification). Without limiting the foregoing, SpinCo shall cause the members of the SpinCo Group (i) to maintain for a period of not less than six (6) years from the Effective Time provisions in their respective Organizational Documents concerning the indemnification and exculpation (including provisions relating to expense advancement) of the members of the SpinCo Group’s respective former and current officers, directors or employees that are no less favorable to those Persons than the provisions of the Organizational Documents of the Company as of the date hereof and (ii) not to amend, repeal, waive or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by applicable Law.

(b) SpinCo may, in consultation with the RMT Partner, procure a prepaid, non-cancelable six (6) year “tail” policy commencing on the Closing Date containing terms not less favorable to the Indemnified Parties than the terms of directors’ and officers’ and fiduciary liability insurance covering the Indemnified Parties with respect to matters existing or occurring at or prior to the Effective Time; provided that if the premium thereof would exceed 300% of the last annual premium paid by the Company prior to the date hereof, then SpinCo may only procure the maximum coverage available at an annual premium equal to such maximum amount. If any claim is asserted or made within such six (6) year period, then any insurance that is maintained under this Section 7.8 shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.8 shall survive the consummation of the transactions contemplated hereby and shall be binding on all successors and assigns of SpinCo and are intended to be for the benefit of, and will be enforceable by, each present and former director, officer and employee of any member of the SpinCo Group and his or her heirs and representatives. In the event that SpinCo or any of its respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of SpinCo shall succeed to the obligations set forth in this Section 7.8.

Section 7.9 No Solicitation.

(a) RMT Partner shall immediately cease, and shall cause its Subsidiaries to immediately cease, and shall direct and use reasonable best efforts to cause its Representatives to immediately cease, any discussions or negotiations with any Person (other than the Company or its Affiliates) that may be ongoing with respect to a Competing Proposal, or any proposal that would reasonably be expected to lead to a Competing Proposal, and shall request to have returned or destroyed reasonably promptly any confidential information that has been provided in any such discussions or negotiations. From the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article IX, RMT Partner shall not, nor shall RMT Partner authorize or permit its Subsidiaries or authorize or permit any of its or their directors, officers or employees to, and shall direct and use reasonable best efforts to cause the Representatives of the foregoing not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any Competing Proposal or any inquiry, proposal or offer which would reasonably be expected to lead to a Competing Proposal, or (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information relating to RMT Partner or any RMT Partner Subsidiary relating to any Competing Proposal (or any inquiry, proposal or offer which would reasonably be expected to lead to a Competing Proposal); provided, however, if, prior to obtaining the RMT Partner Stockholder Approval and following the receipt of a bona fide written Competing Proposal made after the date hereof that the RMT Partner Board determines in good faith (after receiving advice of its financial advisor and of its outside legal counsel) is or could reasonably be expected to lead to a Superior Proposal and that was not, directly or indirectly, solicited, initiated, knowingly encouraged or knowingly facilitated in breach of this Section 7.9(a), the RMT Partner Board determines in good faith, after consultation with outside legal counsel, that a failure to take action with respect to such Competing Proposal would be reasonably expected to be inconsistent with the fiduciary duties that the directors owe to RMT Partner and its stockholders in their capacity as directors of RMT Partner under applicable Law, RMT Partner may, in response to such Competing Proposal and subject to Section 7.9(d), (A) furnish information with respect to RMT Partner, its Subsidiaries and Affiliates to the Person making such Competing Proposal pursuant to an Acceptable Confidentiality Agreement (provided that if the Person making such Competing Proposal is a competitor of RMT Partner, RMT Partner shall not provide any commercially sensitive non-public information with respect to the competing business to such Person in connection with any actions permitted by this Section 7.9(a) other than in accordance with customary “clean room” or other similar procedures designed to limit the disclosure of competitively sensitive information) and (B) engage in discussions or negotiations with such Person regarding such Competing Proposal. Except as expressly permitted by this Section 7.9, the RMT Partner Board shall not, from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article IX, (1) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend, any Competing Proposal, (2) withdraw, change, amend, modify or qualify, or publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to the Company or SpinCo, the RMT Partner Board Recommendation, (3) if a Competing Proposal that is structured as a tender offer or exchange offer for the outstanding shares of RMT Partner Common Stock is commenced pursuant to Rule 14d-12 under the Exchange Act, fail to recommend against any such Competing Proposal within ten (10) Business Days after such commencement (or, if earlier, by the second (2nd) Business Day prior to the then-scheduled RMT Partner Stockholders Meeting), (4) fail to include the RMT Partner Board Recommendation in the Proxy Statement, (5) approve or authorize, or cause or permit RMT Partner or any RMT Partner Subsidiary to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, or similar agreement with respect to any Competing Proposal (other than an Acceptable Confidentiality Agreement), or (6) commit or agree to do any of the foregoing (any act described in clauses (1), (2), (3), (4) or (6) (to the extent relating to clauses (1), (2), (3) or (4)), a “RMT Partner Adverse Recommendation Change”).

(b) Except as expressly permitted by this Section 7.9, RMT Partner shall not, and shall cause its Subsidiaries not to, from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article IX: (i) take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by a Competing Proposal; or (ii) terminate, amend in a manner adverse to the Company, release, modify or grant any permission, waiver or release under, any “standstill” or similar agreement entered into by RMT Partner or any of its Subsidiaries in respect of or in contemplation of a Competing Proposal (other than if the RMT Partner Board determines, in good faith after consultation with its outside legal counsel, that failure to take any of such actions under clause (ii) would reasonably be expected to be inconsistent with the fiduciary duties that the directors owe to RMT Partner and its stockholders in their capacity as directors of RMT Partner under applicable Law).

(c) In addition to the provisions of Section 7.9(a) and Section 7.9(b), prior to receipt of the RMT Partner Stockholder Approval, the RMT Partner Board may (i) in response to any bona fide written Competing Proposal that was not, directly or indirectly, solicited, initiated or knowingly encouraged in breach of Section 7.9(a), effect a RMT Partner Adverse Recommendation Change or (ii) in response to an Intervening Event, effect a RMT Partner Adverse Recommendation Change, in the case of each of clauses (i) and (ii), if and only if, (A) (1) in the case of a Competing Proposal, the RMT Partner Board concludes in good faith, after consultation with RMT Partner’s outside financial advisor and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal or (2) in the case of an Intervening Event, if the RMT Partner Board determines in good faith that an Intervening Event has occurred and is continuing; (B) the RMT Partner Board determines in good faith, after consultation with RMT Partner’s outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties that the directors owe to RMT Partner and its stockholders in their capacity as directors of RMT Partner under applicable Law; (C) the RMT Partner Board provides the Company four (4) Business Days’ prior written notice of its intention to take such action (an “Alternative Notice”), which notice shall include the information with respect to such Competing Proposal that is specified in Section 7.9(d) as well as a copy of the acquisition agreement relating to such Competing Proposal (if any), or the material facts and circumstances relating to any such Intervening Event, as applicable; (D) during the four (4) Business Days following such written notice (the “Negotiation Period”), if requested by the Company, RMT Partner shall and shall direct its Representatives to, negotiate in good faith with the Company regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by the Company in response to such Competing Proposal or Intervening Event; and (E) at the end of the four (4) Business Day period described in the foregoing clause (D), the RMT Partner Board concludes in good faith, (x) after consultation with RMT Partner’s outside legal counsel and financial advisor (and taking into account any adjustment or modification of the terms of this Agreement to which the Company and SpinCo have agreed in writing), that such Competing Proposal continues to be a Superior Proposal or (y) after consultation with RMT Partner’s outside legal counsel, that the failure to make a RMT Partner Adverse Recommendation Change would reasonably be expected to be inconsistent with the fiduciary duties that the directors owe to RMT Partner and its stockholders in their capacity as directors of RMT Partner under applicable Law. Any material amendment or material modification to any Competing Proposal (including any amendment or modification to the amount, form or mix of consideration the stockholders of RMT Partner would receive as a result of the Superior Proposal) or to the material facts and circumstances relating to any Intervening Event shall require a new Alternative Notice and a new Negotiation Period commencing from the date of receipt of such new Alternative Notice; provided that, with respect to each subsequent written notice related to a material amendment or modification, references to the four (4) Business Day period above shall be deemed to be references to two (2) Business Days.

(d) Without limiting the obligations set forth in Section 7.9(a) and Section 7.9(c), RMT Partner shall promptly, and in any event no later than forty-eight (48) hours, after it receives (i) any Competing Proposal or written indication by any Person that such Person is reasonably likely to lead to a Competing Proposal, (ii) any request for non-public information relating to RMT Partner or its Subsidiaries relating to, or from any Person that has indicated in writing that such Person is reasonably likely to lead to, a Competing Proposal (other than requests for information in the ordinary course of business and unrelated to a Competing Proposal) or (iii) any inquiry or request for discussions or negotiations regarding any Competing Proposal, notify the Company (which notice, if provided orally, shall be confirmed in writing) of any of the foregoing occurrences, the identity of the Person making such request, inquiry or Competing Proposal and a copy of such request, inquiry or Competing Proposal (or where no such copy is available, a reasonably detailed description of the material terms of such request, inquiry or Competing Proposal), including any modification thereto. RMT Partner shall keep the Company reasonably informed on a reasonably prompt basis (and in any event no later than forty-eight (48) hours) after the occurrence of any material changes to such Competing Proposal (including any changes to the material terms and conditions thereof and of any other material modification thereto), and any other material developments, discussions and negotiations with respect thereto (which shall remain subject to the other obligations of RMT Partner hereunder), including promptly furnishing copies of any written inquiries, material correspondence and draft material documentation and definitive agreements and written summaries of any other material oral inquiries or discussions. RMT Partner agrees that, subject to applicable restrictions under applicable Law, it shall, prior to or substantially concurrent with the time it is provided to any third parties, provide to the Company any non-public information concerning RMT Partner or its Subsidiaries that RMT Partner provides to any third party in connection with any Competing Proposal which was not previously provided to the Company and SpinCo.

(e) Nothing contained in this Agreement shall prohibit RMT Partner or the RMT Partner Board from taking and disclosing to its stockholders a position that RMT Partner reasonably and in good faith determines requires disclosure pursuant to the Exchange Act (including any “stop, look and listen” communication pursuant to Rule 14d-9(f)) or the rules and regulations of the NYSE, and such disclosure shall not be deemed a RMT Partner Adverse Recommendation Change so long as such disclosure includes the RMT Partner Board Recommendation, without alternation, modification or qualification thereof.

(f) Any failure of RMT Partner’s Subsidiaries or their Representatives to comply with any provisions of this Section 7.9 applicable thereto (as if such Subsidiaries or Representatives were directly subject to this Section 7.9) shall be deemed a breach of this Section 7.9 by RMT Partner.

(g) For purposes of this Agreement:

(i) “Competing Proposal” means, other than the transactions contemplated by this Agreement, the Separation Agreement and the other Transaction Documents, any proposal or offer from a third party relating to (A) a merger, scheme of arrangement, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, spin-off, share exchange or other similar transaction involving twenty percent (20%) or more of the issued and outstanding shares of RMT Partner Common Stock or any other class or type of Interests, or consolidated assets of, RMT Partner or any of its Subsidiaries; (B) the acquisition (whether by merger, scheme of arrangement, consolidation, equity investment, joint venture or otherwise) by any Person of twenty percent (20%) or more of the consolidated assets (it being understood that consolidated assets include equity securities of Subsidiaries), net revenue or net income of RMT Partner and the RMT Partner Subsidiaries, as determined on a fair-market-value basis; (C) the purchase or acquisition after the date hereof, directly or indirectly, by any Person of twenty percent (20%) or more of the issued and outstanding shares of the RMT Partner Common Stock or of any other class or type of Interests in RMT Partner; (D) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Person beneficially owning twenty percent (20%) or more of the shares of RMT Partner Common Stock or of any other class or type of Interests of RMT Partner or any of its Subsidiaries; or (E) any combination of the foregoing.

(ii) “Superior Proposal” means a bona fide written Competing Proposal (except the references therein to “20%” shall be replaced by “50%”) made by a third party which was not solicited by RMT Partner or any of its Representatives in violation of Section 7.9(a) and which, in the good faith judgment of the RMT Partner Board after consultation with its financial advisor and outside legal counsel, taking into account the various legal, financial and regulatory aspects of the Competing Proposal, (A) if accepted, is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial and regulatory requirements, and the identity of the Person or Persons making the proposal and (B) if consummated, would result in a transaction that is more favorable to RMT Partner’s stockholders from a financial point of view than the Merger and the other transactions contemplated hereby (after giving effect to all adjustments or modifications to the terms thereof which may be agreed in writing to be made by the Company and SpinCo pursuant to Section 7.9(b)).

Section 7.10 Exclusivity. The Company shall immediately cease, and shall cause its Subsidiaries to immediately cease, and shall direct and use reasonable best efforts to cause its Representatives, to immediately cease, any discussions or negotiations with any Person (other than RMT Partner or its Affiliates) that may be ongoing with respect to a SpinCo Proposal and shall request to have returned or destroyed reasonably promptly any confidential information that has been provided in any such discussions or negotiations. From the date hereof until the earlier to occur of (a) termination of this Agreement pursuant to Article IX and (b) the Closing, the Company shall not, and shall cause its Subsidiaries and shall direct and use reasonable best efforts to cause its Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage or knowingly facilitate (including by way of furnishing information which has not been previously publicly disseminated) any proposal from a third party relating to the acquisition (whether by merger, purchase of stock, purchase of assets or otherwise), exclusive license, recapitalization, liquidation, dissolution or other transaction involving any portion of the business or assets of the Company and its Subsidiaries that, individually or in the aggregate, constitutes 20% or more of the net revenues, net income or assets of the SpinCo Business (taken as a whole) (any of the foregoing, a “SpinCo Proposal”) or any inquiry, offer or proposal that would reasonably be expected to lead to a SpinCo Proposal, (ii) engage in any discussions or negotiations, or furnish to any Person any non-public information relating to the SpinCo Business, SpinCo Assets or the SpinCo Group in connection with any SpinCo Proposal or any inquiry, offer or proposal related to, or that would reasonably expected to lead to, a SpinCo Proposal, (iii) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any SpinCo Proposal or (iv) approve or authorize, or cause or permit the Company or any of its Subsidiaries to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle or similar agreement or document relating to, or providing for, any SpinCo Proposal; provided that nothing in this Section 7.10 shall limit the Company’s ability to pursue or engage in any transaction relating to substantially all of the business of the Company (as opposed to solely the SpinCo Business), so long as such transaction would not prevent or materially impair or materially delay the Company’s ability to comply with its obligations hereunder and under the Separation Agreement and the other Transaction Documents, or to consummate the transactions contemplated hereby or thereby.

Section 7.11 Public Announcements. Except (a) as otherwise expressly contemplated by this Agreement, (b) for the joint press release to be issued by the Parties in the forms agreed by the Parties (or any public statement or disclosure that contains or reflects only such information previously disclosed in press releases or other public disclosures made in accordance with this Section 7.11) or (c) any communications in connection with an RMT Partner Adverse Recommendation Change in accordance with this Agreement, neither RMT Partner nor the Company will, and each of RMT Partner and the Company will cause its Subsidiaries not to, issue any press release or otherwise make any public statements or disclosure with respect to the transactions contemplated hereby or by the Transaction Documents without the prior written consent of the other Party. Notwithstanding the foregoing, to the extent such disclosure is required by applicable Law or obligations pursuant to any listing agreement with or the rules of any national securities exchange, the Party seeking to make such disclosure will promptly notify the other Party thereof and the Party making such statement will use efforts reasonable under the circumstances to consult in good faith with the other Party thereto, and provide meaningful opportunity for review and give due consideration to reasonable comments by the other Party prior to making such disclosure in order to allow a mutually agreeable release or announcement to be issued. Notwithstanding the foregoing, any Party may make statements that are consistent with previous public statements made by such Party in compliance with this Section 7.11.

Section 7.12 Employee Non-Solicitation; Non-Competition.

(a) For a period of eighteen (18) months following the Closing Date, the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly solicit for employment or hire (whether as an employee, consultant or otherwise) or induce or cause, or attempt to induce or cause, to leave the employ of RMT Partner or any of its Affiliates any employee with a title of senior director or higher of the SpinCo Business as of the Closing Date; provided that this Section 7.12(a) shall not restrict any (i) general solicitation for employees not specifically directed at such Persons, and neither the Company nor its Subsidiaries shall be restricted in hiring any such Person who responds to any such general solicitation or (ii) solicitation or employment of any Person whose employment with RMT Partner or its Subsidiaries was terminated prior to any solicitation by the Company or its Subsidiaries.

(b) For a period of eighteen (18) months following the Closing Date, RMT Partner shall not, and shall cause its Affiliates (including the members of the SpinCo Group) not to, directly or indirectly solicit for employment or hire (whether as an employee, consultant or otherwise) or induce or cause, or attempt to induce or cause, to leave the employ of the Company or its Subsidiaries any employee with a title of senior director or higher of the Company or its Subsidiaries; provided that this Section 7.12(b) shall not restrict any (i) general solicitation for employees not specifically directed at such Persons, and neither RMT Partner nor its Affiliates shall be restricted in hiring any such Person who responds to any such general solicitation or (ii) solicitation or employment of any Person whose employment with the Company or its Subsidiaries was terminated prior to any solicitation by RMT Partner or its Subsidiaries (including the SpinCo Group).

(c) In furtherance of the Merger and the transactions contemplated hereby, the Company covenants and agrees that, from and after the Effective Time until the earlier of (A) the date that is three (3) years after the Closing Date and (B) the date on which any Person shall acquire (in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise) fifty percent (50%) or more of the consolidated assets or issued and outstanding shares of the Company (the “Restricted Period”) and except as otherwise expressly contemplated by Transaction Documents, it shall not, and shall cause the members of the Company Group not to, directly or indirectly, engage in (or own any Interest in any Person that engages in) the SpinCo Business or any product set forth on Section 7.12(c) of the SpinCo Disclosure Schedule (the “Competitive Business”). Notwithstanding the foregoing, nothing herein shall prohibit (i) any member of the Company Group from engaging in the businesses conducted by the Company Group (excluding the SpinCo Business) at the Effective Time, (ii) any member of the Company Group from directly or indirectly acquiring (in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise) any interest in a Person or business engaged in a Competitive Business, and operating and managing such Person or business; provided that if such Competitive Business represents fifteen percent (15%) or more of the net revenues or net income of such acquired Person or business, as applicable, for such acquired business’s or Person’s most recently completed fiscal year, then the applicable member of the Company Group shall within eighteen (18) months after the consummation of the Company’s or one or more Subsidiaries’ acquisition (whether by merger, business combination, stock purchase or otherwise) of such Person or business so long as the Restricted Period is still in effect, either (x) dispose of such Person or business or the relevant portion thereof that is engaged in the Competitive Business or (y) discontinue the operation of such Competitive Business; provided that, in each case, such Person may not use the names “BD

Diagnostic” or “BD Biosciences”, or anything substantially similar, in connection with the activities that constitute the Competitive Business, (iii) the acquisition and ownership by the Company or any of its Subsidiaries, directly or indirectly, of less than five percent (5%) in the aggregate of the equity interests of any Person engaged in a Competitive Business or (iv) any member of the Company Group from performing their obligations under this Agreement or the Transaction Documents.

(d) The Parties acknowledge that the covenants set forth in this Section 7.12 are reasonable in order to protect the value of the SpinCo Business and the business of the Company and the other members of the Company Group. It is the intention of the Parties that if any restriction or covenant contained in this Section 7.12 covers a geographic area, is for a length of time or is of a scope that is not permitted by applicable Law, or is in any way construed to be too broad or to any extent invalid, such restriction or covenant will not be construed to be null, void and of no effect, but will, to the extent such restriction or covenant would be valid or enforceable under applicable Law, be construed and interpreted to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained in this Section 7.12) that would be valid and enforceable under such applicable Law.

Section 7.13 Defense of Litigation. RMT Partner and the Company shall provide the other Party prompt notice in writing of any Action brought by any stockholder or purported stockholder or equityholder of such Party against it, any of its Subsidiaries or any of their respective directors and officers (including, with respect to the Company, SpinCo) relating to the transactions contemplated by this Agreement or the Separation Agreement, including the Separation, the Merger and the RMT Partner Share Issuance, and shall keep the other Party informed on a reasonably prompt basis with respect to the status thereof and consider any comments or suggestions made by the other Party in good faith with respect to the strategy therefor; provided, further, that prior to the Effective Time, no Party shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Action arising or resulting from the transactions contemplated by this Agreement or consent to the same, without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed) to the extent (a) such Action includes the other Party or any of its Subsidiaries, directors or officers as named defendants or (b) such compromise, settlement or arrangement would reasonably be expected to prevent, materially impair, materially delay or otherwise have a material adverse effect on the ability of the Parties to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby in a timely manner.

Section 7.14 Section 16 Matters. Prior to the Effective Time, each of RMT Partner, the Company and SpinCo shall take all such steps as may be required (to the extent permitted by applicable Law) to cause any dispositions of SpinCo Common Stock (including derivative securities with respect to SpinCo Common Stock) or acquisitions of RMT Partner Common Stock resulting from the transactions contemplated by this Agreement or any Transaction Document, including the Distribution, directly or indirectly, by each individual, if any, who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to RMT Partner or SpinCo, as applicable, as an officer or director thereof to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with (and to the extent permitted by) applicable SEC rules and regulations and interpretations of the SEC staff.

Section 7.15 Control of Other Party’s Business. Nothing contained in this Agreement shall give the Company or SpinCo, directly or indirectly, the right to control or direct RMT Partner’s operations prior to the Effective Time. Nothing contained in this Agreement shall give RMT Partner, directly or indirectly, the right to control or direct the operations of the Company or SpinCo, including the SpinCo Business, prior to the Effective Time. Prior to the Effective Time, each of the Company, SpinCo and RMT Partner shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 7.16 SpinCo Share Issuance. In connection with the Distribution, prior to the Distribution Time, SpinCo will take all actions necessary to authorize the issuance of a number of, or stock split of, shares of SpinCo Common Stock such that the total number of shares of SpinCo Common Stock outstanding immediately prior to the Effective Time will equal the number of shares of Company Common Stock entitled to receive the Distribution outstanding immediately prior to the Distribution Time in accordance with the terms of the Separation Agreement. SpinCo shall effect such amendments, filings or other actions with respect to its Organizational Documents as are necessary to effect the Distribution in accordance with the terms of this Agreement and the Separation Agreement.

Section 7.17 Transaction Documents. RMT Partner shall, or shall cause its applicable Subsidiaries to, execute and deliver to the Company at or prior to the Closing each of the Transaction Documents to which it or any such Subsidiary is or will be a party at the Effective Time that have not previously been executed. The Company shall, or shall cause its applicable Subsidiaries to, execute and deliver to RMT Partner at or prior to the Closing each of the Transaction Documents to which it or any such Subsidiary is or will be a party at the Effective Time that have not previously been executed.

Section 7.18 Stock Exchange Listing. RMT Partner shall use its reasonable best efforts to cause the shares of RMT Partner Common Stock issuable pursuant to the Merger to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable after the date of this Agreement, and in any event prior to the Effective Time.

Section 7.19 Takeover Statutes. If any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other form of antitakeover Law shall become applicable to the transactions contemplated hereby, RMT Partner and the RMT Partner Board of Directors shall use all reasonable efforts to grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 7.20 Works Council Matters. The Parties acknowledge and agree that they will satisfy all notification and consultation obligations in all material respects with respect to the Separation, the Distribution and the Merger. The Parties shall reasonably cooperate with each other in connection with such notification and consultation processes, and RMT Partner shall be provided with a reasonable opportunity to review in advance any proposed communications in connection therewith, and any information to be provided related to the Transactions, including the SpinCo Financing, the RMT Partner Financing and the expected consequences of the Transactions, shall be mutually agreed to by RMT Partner and the Company.

Section 7.21 Further Assurances. Except as otherwise expressly provided in this Agreement, the Parties shall, and shall cause their respective Affiliates to, use their respective commercially reasonable efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under this Agreement or applicable Law as may be required to carry out the provisions of this Agreement and to consummate and make effective the Merger and the other Transactions (other than with respect to the matters covered in Section 7.4, which shall be governed by the provisions of Section 7.4 and any consents required in connection with the Separation, which shall solely be governed by the Separation Agreement). In furtherance and not in limitation of the foregoing, each Party shall use commercially reasonable efforts to obtain all consents, approvals or waivers from third parties necessary in connection with the Merger and the other Transactions (other than with respect to the matters covered in Section 7.4, which shall be governed by the provisions of Section 7.4 and any consents required in connection with the Separation, which shall solely be governed by the Separation Agreement); provided that no Party or any of its Affiliates shall be required to commence any litigation or offer or pay any money or otherwise grant any accommodation (financial or otherwise) to any third party with respect to the foregoing. The failure to obtain any consents, approvals or waivers from third parties shall not in and of itself constitute a breach of this Agreement.

Section 7.22 Sole Stockholder Approvals. Immediately after the execution of this Agreement, (a) the Company will deliver the SpinCo Stockholder Approval to RMT Partner, and (b) RMT Partner, as the sole stockholder of Merger Sub, acting by written consent, will adopt this Agreement and approve the consummation of the transactions contemplated hereby, upon the terms and subject to the conditions stated herein and in accordance with the applicable provisions of the DGCL (the “Merger Sub Stockholder Approval”), and deliver a copy of the Merger Sub Stockholder Approval to the Company.

Section 7.23 Obligations of Merger Sub. RMT Partner shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

Section 7.24 Financial Statements.

(a) Upon the reasonable request of RMT Partner, the Company shall deliver to RMT Partner, as promptly as reasonably practicable, the unaudited statement of operations of the SpinCo Business for the three (3) months ended December 31, 2024 prepared on a GAAP basis for pro forma disclosure purposes only (the “SpinCo Unaudited December 2024 Financial Statements”). The Company shall deliver to RMT Partner, as promptly as reasonably practicable after the date hereof (and shall use commercially reasonable efforts to deliver the respective SpinCo Audited Financial Statements in accordance with the targeted timeline outlined in Section 7.24(a) of the SpinCo Disclosure Schedule), the audited combined and consolidated financial statements of (i) the SpinCo Business and (ii) to the extent required by applicable Law, SpinCo (before giving effect to the Separation) (except that for SpinCo, only an opening balance sheet shall be required), including the combined and consolidated balance sheets of (1) the SpinCo Business and (2) to the extent required by applicable Law, SpinCo (before giving effect to the Separation) as of September 30, 2025, September 30, 2024 and September 30, 2023, and the combined and consolidated statements of income, comprehensive income and cash flows of (x) the SpinCo Business and (y) to the extent required by applicable Law, SpinCo (before giving effect to the Separation) for the fiscal years ended September 30, 2025, September 30, 2024 and September 30, 2023, and the notes related thereto, prepared on a GAAP basis and together with an audit report, without qualification or exception thereto, on the financial statements from the independent accountants for the SpinCo Business and SpinCo (collectively, the “SpinCo Audited Financial Statements”) as well as consents of such independent accountants required to be filed with the RMT Partner Registration Statement no later than the filing of the RMT Partner Registration Statement.

(b) The Company shall, from the date hereof until the date on which RMT Partner files a Current Report on Form 8-K in connection with the Closing, which shall be within four (4) Business Days of the Closing (or no later than seventy-one (71) days thereafter if such Current Report on Form 8-K does not include all historical financial statements of SpinCo required pursuant to Item 9.01(a) of Form 8-K), deliver to RMT Partner, as promptly as reasonably practicable after the end of any fiscal quarter ending after the date hereof, copies of the unaudited combined balance sheet of the SpinCo Business as of the end of each fiscal quarter ending after September 30, 2025, the related unaudited combined statements of income, comprehensive income and cash flows of the SpinCo Business for each such fiscal quarter and the notes related thereto, together with comparable financial statements for the corresponding periods of the prior fiscal year, in each case, prepared on a GAAP basis, and in each case, to the extent required to be included or incorporated by reference in the Securities Filings or in connection with the SpinCo Financing, Permanent SpinCo Financing and RMT Partner Financing (collectively, the “SpinCo Subsequent Unaudited Financial Statements”), which SpinCo Subsequent Unaudited Financial Statements shall have been reviewed by the independent accountant for SpinCo in accordance with the procedures specified by the Public Company Accounting Oversight Board in AS 4105, Reviews of Interim Financial Information.

(c) In connection with the filing of the Securities Filings, as well as the SpinCo Financing, Permanent SpinCo Financing and RMT Partner Financing, as applicable, the Company shall use its commercially reasonable efforts prior to and after the Closing to cooperate with RMT Partner in connection with RMT Partner’s preparation of pro forma financial statements that comply with the rules and regulations of the SEC, including the requirements of Regulation S-X, including, without limitation the pro forma financial statements that are required to be filed with the SEC by RMT Partner as an exhibit to a Current Report on Form 8-K within four (4) Business Days of the Closing (or no later than seventy-one (71) days thereafter if such pro forma financial statements are not included in the Current Report on Form 8-K filed by RMT Partner within four (4) Business Days of the Closing).

Section 7.25 Notices of Certain Events. Subject to applicable Law and as otherwise required by any Governmental Authority, the Company and RMT Partner each shall keep the other reasonably apprised of the status of material matters relating to the consummation of the Transactions. The Company and RMT Partner each shall give reasonably prompt notice to the other of any change, event, development or effect that has had or would reasonably be expected to have a Company Material Adverse Effect, SpinCo Material Adverse Effect or a RMT Partner Material Adverse Effect, as applicable, or of any failure of any condition to the other Party’s obligation to consummate the Transactions; provided that the delivery of any notice pursuant to this Section 7.25 shall not affect or be deemed to modify any representation, warranty, covenant, right, remedy or condition to any obligation of any Party or update the SpinCo Disclosure Schedule or RMT Partner Disclosure Schedule, as applicable; provided, further, that any Party’s obligations, actions or inactions pursuant to this Section 7.25, in each case, in and of themselves, shall be deemed excluded for purposes of determining whether the condition set forth in Section 8.2(a) or Section 8.3(a), as applicable, has been satisfied.

Section 7.26 Transition Services Agreement. During the Interim Period, the Parties will take the actions set forth on Section 7.26 of the SpinCo Disclosure Schedule.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.1 Conditions to the Obligations of SpinCo, the Company, RMT Partner and Merger Sub to Effect the Merger. The respective obligations of each Party to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by the Company and RMT Partner) at or prior to the Closing of the following conditions:

(a) (i) Any applicable waiting period under the HSR Act with respect to the Merger shall have expired or been terminated; and (ii) any required consents, authorizations, approvals, orders, filings and declarations required to be obtained prior to the consummation of the Merger from a Governmental Authority under a Law set forth on Section 8.1(a) of the RMT Partner Disclosure Schedule (each, a “Requisite Regulatory Approval”) shall have been filed, occurred or been obtained (or any applicable waiting period thereunder shall have expired or been terminated), as applicable, without the imposition of any Burdensome Condition;

(b) The Separation and the Distribution shall have been consummated in accordance with the terms of the Separation Agreement in all material respects;

(c) Each of the RMT Partner Registration Statement and the SpinCo Registration Statement shall have become effective in accordance with the Securities Act or the Exchange Act, as applicable, and none shall be the subject of any stop order by the SEC or actual or threatened proceedings by a Governmental Authority seeking such a stop order;

(d) (i) No Governmental Authority of competent jurisdiction in the United States or in any jurisdiction set forth on Section 8.1(d) of the SpinCo Disclosure Schedule shall have enacted, issued or promulgated any law, statute, code, ordinance, rule or regulation, (ii) no Governmental Authority of competent jurisdiction in any jurisdiction where either SpinCo or RMT Partner conducts non de minimis operations or owns non de minimis amounts of assets shall have enacted, issued or promulgated after the date of this Agreement any law, statute, code, ordinance, rule or regulation and (iii) no Governmental Authority of competent jurisdiction shall have issued or granted any Order or injunction whether temporary, preliminary or permanent, in each of cases (i), (ii) and (iii), that remains in effect and that has the effect of restraining, enjoining or prohibiting the consummation of the Separation, the Distribution or the Merger (each, a “Legal Restraint”);

(e) The RMT Partner Stockholder Approval shall have been obtained; and

(f) The shares of RMT Partner Common Stock to be issued to the holders of shares of SpinCo Common Stock pursuant to the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 8.2 Additional Conditions to the Obligations of the Company and SpinCo. The obligation of the Company and SpinCo to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by the Company) at or prior to the Closing of the following additional conditions:

(a) Each of RMT Partner and Merger Sub shall have performed and complied in all material respects with the obligations, covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Effective Time;

(b) The representations and warranties made by RMT Partner and Merger Sub set forth in Article VI (other than the first sentence of Section 6.1, Section 6.2, Section 6.3(a), Section 6.12(b), Section 6.22, Section 6.25 and Section 6.26), without giving effect to materiality, RMT Partner Material Adverse Effect or similar qualifications, shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, RMT Partner Material Adverse Effect or similar qualifications) would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. The representations and warranties made by RMT Partner and Merger Sub set forth in the first sentence of Section 6.1, Section 6.2, Section 6.22 and Section 6.26 shall be true and correct in all material respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties made by RMT Partner and Merger Sub set forth in Section 6.3(a), Section 6.12(b) and Section 6.25 shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (other than for de minimis inaccuracies, in the case of the representations and warranties set forth in Section 6.3(a) and Section 6.25, and except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date);

(c) RMT Partner and Merger Sub shall have delivered to the Company a certificate dated as of the Closing Date signed by an executive officer of RMT Partner and Merger Sub to the effect that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied;

(d) The Company shall have received the Company Merger Tax Opinion;

(e) The Company shall have received (i) the IRS Ruling in form and substance reasonably satisfactory to the Company, and such IRS Ruling shall continue to be valid and in full force and effect and (ii) the Distribution Tax Opinion in form and substance reasonably satisfactory to the Company; and

(f) The SpinCo Cash Distribution shall have occurred.

Section 8.3 Additional Conditions to the Obligations of RMT Partner and Merger Sub. The obligation of RMT Partner and Merger Sub to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by RMT Partner) at or prior to the Closing of the following additional conditions:

(a) Each of the Company and SpinCo shall have performed and complied in all material respects with the obligations, covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Effective Time;

(b) The representations and warranties made by the Company and SpinCo set forth in Article IV and Article V (other than Section 4.1, Section 4.2, Section 4.5, the first sentence of Section 5.1, Section 5.2, Section 5.3(a)-(c), Section 5.6(b), Section 5.7 and Section 5.21), without giving effect to materiality, “Company Material Adverse Effect”, “SpinCo Material Adverse Effect” or similar qualifications, shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, “Company Material Adverse Effect”, “SpinCo Material Adverse Effect” or similar qualifications) would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect or Company Material Adverse Effect. The representations and warranties made by the Company and SpinCo set forth in Section 4.1, Section 4.2, Section 4.5, the first sentence of Section 5.1, Section 5.2, Section 5.7 and Section 5.21 shall be true and correct in all material respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties made by the Company and SpinCo set forth in Section 5.3(a)-(c) and Section 5.6(b) and shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (other than for de minimis inaccuracies, in the case of the representations and warranties set forth in Section 5.3(a)-(c), and except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date);

(c) The Company shall have delivered to RMT Partner a certificate dated as of the Closing Date signed by an executive officer of the Company to the effect that each of the conditions set forth in Section 8.3(a), and Section 8.3(b) have been satisfied; and

(d) RMT Partner shall have received the RMT Partner Merger Tax Opinion.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time:

(a) by mutual written agreement of the Company and RMT Partner;

(b) by the Company or RMT Partner, if the Closing shall not have occurred on or prior to July 13, 2026 (the “Outside Date”); provided that, if any of the conditions to the Closing set forth in Section 8.1(a) or Section 8.1(d) (solely as it relates to any Antitrust Law, Foreign Investment Law or Foreign Subsidies Regulation) have not been satisfied or waived (to the extent permitted by applicable Law) on or prior to 5:00 p.m. Eastern Time on the fourth Business Day prior to the Outside Date, but all other conditions to the Closing set forth in Article VIII have been satisfied or waived (to the extent permitted by applicable Law) (other than the conditions to the Closing set forth in Section 8.1(c) and Section 8.2(e) and those conditions that by their nature are to be satisfied at the Closing (including the conditions to the Closing set forth in Section 8.1(b), Section 8.2(c), Section 8.2(d), Section 8.2(f), Section 8.3(c) and Section 8.3(d), in each case, so long as such conditions are reasonably capable of being satisfied if the Closing were to occur on the Outside Date)), the Outside Date will be automatically extended, without any action on the part of any Party, to October 13, 2026 and, if so extended, such date shall be the “Outside Date”; provided, further, that, the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any Party whose action or failure to comply with its obligations under this Agreement or the Separation Agreement has been the primary cause of, or has primarily resulted in, the failure of the Closing to occur on or prior to such date; provided, further, notwithstanding the foregoing provisions of this Section 9.1(b), the Company and RMT Partner may mutually agree in writing to amend the Outside Date to any other date as they mutually agree;

(c) by the Company or RMT Partner, if any Legal Restraint permanently preventing or prohibiting consummation of the Merger or the Separation shall be in effect and shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any Party whose action or failure to perform any of its obligations under this Agreement or the Separation Agreement is the primary cause of, or primarily resulted in, the enactment or issuance of any such Law;

(d) by RMT Partner upon written notice to the Company, in the event of a breach of any representation, warranty, covenant or agreement on the part of the Company or SpinCo, such that the conditions specified in Section 8.3(a) or Section 8.3(b) would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured by the Outside Date, is not cured by the Company or SpinCo by the earlier of: (x) sixty (60) days after receipt by the Company of written notice thereof or (y) the Outside Date, or (ii) is incapable of being cured prior to the Outside Date; provided that RMT Partner shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if RMT Partner or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement to the extent such breach or breaches would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b);

(e) by the Company upon written notice to RMT Partner, in the event of a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of RMT Partner or Merger Sub such that the conditions specified in Section 8.2(a) or Section 8.2(b) would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured by the Outside Date, is not cured by RMT Partner by the earlier of: (x) sixty (60) days after receipt by RMT Partner of written notice thereof; or (y) the Outside Date, or (ii) is incapable of being cured prior to the Outside Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(e) if the Company or SpinCo is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement to the extent such breach or breaches would give rise to the failure of a condition set forth in Section 8.3(a) or Section 8.3(b);

(f) by the Company or RMT Partner if the RMT Partner Stockholder Approval shall not have been obtained upon a vote taken thereon at the RMT Partner Stockholders Meeting, duly convened therefor, or at any adjournment or postponement thereof; provided that the right to terminate this Agreement pursuant to this Section 9.1(f) shall not be available to any Party whose action or failure to perform any of its obligations under this Agreement is the primary cause of, or primarily resulted in, the failure to obtain such RMT Partner Stockholder Approval; or

(g) by the Company, at any time prior to obtaining the RMT Partner Stockholder Approval, if the RMT Partner Board shall have effected a RMT Partner Adverse Recommendation Change.

Section 9.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become null and void and have no effect, without any Liability on the part of any Party; provided, however, that no such termination shall relieve any Party of any liability or damages resulting from Fraud or Willful Breach; provided, further, that Section 7.5(f), Section 7.5(i), Section 7.5(j), the fourth and fifth sentences of Section 7.7, this Section 9.2, Section 9.3 and Article X hereof shall survive any termination of this Agreement. The Confidentiality Agreement shall not be affected by a termination of this Agreement.

Section 9.3 Termination Fee; Other Fees and Expenses.

(a) Except as otherwise provided in the Separation Agreement or this Agreement, including this Section 9.3 and Section 7.5(f), and except for (x) the expenses in connection with filing, printing and mailing the RMT Partner Registration Statement, the Proxy Statement, the SpinCo Registration Statement and the Distribution Documents, which shall be borne equally by the Company and RMT Partner, (y) filing fees payable to any Governmental Authority in connection with the approvals required under Section 7.4(a), which shall be borne by SpinCo in the event that the Closing occurs, and (z) the Reimbursement Obligations, which shall be borne as set forth in Section 7.5(f), all fees and expenses incurred by the Parties shall be borne solely by the Party that has incurred such fees and expenses, whether or not the Merger is consummated.

(b) If this Agreement is terminated (i) pursuant to Section 9.1(g) (or pursuant to any other provision of Section 9.1 when the Company had the right to terminate this Agreement pursuant to Section 9.1(g)) or (ii) (A) pursuant to Section 9.1(e), (B) pursuant to Section 9.1(b) without a vote of the stockholders of RMT Partner contemplated by this Agreement at the RMT Partner Stockholders Meeting having occurred, or (C) pursuant to Section 9.1(f) and, in the case of each of clauses (B) and (C) (and with respect to clause (A), prior to such termination), a Competing Proposal shall have been publicly announced (or otherwise communicated to the RMT Partner Board) at any time after the date of this Agreement and (if made or communicated publicly) not publicly withdrawn at least five (5) Business Days prior to the date of termination or, with respect to clause (C), prior to the RMT Partner Stockholders Meeting, and within twelve (12) months after the date of such termination, a transaction in respect of a Competing Proposal is consummated or RMT Partner enters into a definitive agreement in respect of a Competing Proposal (which, in each case, need not be the same Competing Proposal that was made, disclosed or communicated prior to the termination hereof), then RMT Partner shall be obligated to pay to the Company $733,000,000 (the “RMT Partner Termination Fee”), by wire transfer of immediately available funds to an account or accounts specified by the Company on the second Business Day following termination of this Agreement (with respect to clause (i)) or the second Business Day following the earlier of the date RMT Partner enters into a definitive agreement in respect of and the date RMT Partner consummates the applicable transaction (with respect to clause (ii)); provided that, solely for purposes of this Section 9.3(b), the term “Competing Proposal” shall have the meaning set forth in Section 7.9(g), except that all references to 20% shall instead refer to 50%. In no event shall RMT Partner be required to pay the RMT Partner Termination Fee on more than one occasion.

(c) The payment of the RMT Partner Termination Fee shall be compensation and liquidated damages for the loss suffered by the Company as a result of the failure of the Merger to be consummated and to avoid the difficulty of determining damages under the circumstances. Each of the Parties acknowledges that the RMT Partner Termination Fee is not intended to be a penalty, but rather represents liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which such RMT Partner Termination Fee is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision. Each Party further agrees that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if RMT Partner fails to pay any amounts due under this Section 9.3 and, in order to obtain such payment, the Company commences a suit that results in a judgment against RMT Partner for such amounts, RMT Partner shall pay interest on such amounts from the date payment of such amounts was due to the date of actual payment at the rate equal to the prime rate published in the Wall Street Journal for the relevant period plus two percent (2%), together with the costs and expenses of the Company (including reasonable legal fees and expenses) in connection with such suit. Subject to Section 9.2, payment by RMT Partner of the RMT Partner Termination Fee shall be the sole and exclusive remedy of the Company and SpinCo against RMT Partner, Merger Sub and their respective Subsidiaries in circumstances where the RMT Partner Termination Fee is payable hereunder. Notwithstanding anything to the contrary, nothing in this Agreement, including this Section 9.3, shall in any way limit the provisions of Section 10.8.

ARTICLE X

MISCELLANEOUS

Section 10.1 Non-Survival of Representations, Warranties and Agreements. The obligations, covenants and agreements that by their terms are to be performed following the Closing pursuant to any Transaction Document, including the Separation Agreement, or this Agreement shall survive the Effective Time in accordance with their terms and all other obligations, covenants and agreements herein and therein shall terminate and shall not survive the Closing. None of the representations or warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Effective Time. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any Party or its Representatives thereunder or hereunder.

Section 10.2 Governing Law; Jurisdiction. This Agreement, and all claims, disputes, controversies or causes of action (whether in contract, tort, equity or otherwise) that may be based upon, arise out of or relate to this Agreement (including any schedule or exhibit hereto) or the negotiation, execution or performance of this Agreement (including any claim, dispute, controversy or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Each of the Parties agrees that any Action related to this agreement shall be brought exclusively in the Court of Chancery of the State of Delaware or, if under applicable Law, exclusive jurisdiction over such matter is vested in the federal courts, any federal court in the State of Delaware and any appellate court from any thereof (the “Chosen Courts”). By executing and delivering this Agreement, each of the Parties irrevocably: (a) accepts generally and unconditionally submits to the exclusive jurisdiction of the Chosen Courts for any Action relating to this Agreement, including any Action brought for any remedy contemplated by Section 10.8; (b) waives any objections which such Party may now or hereafter have to the laying of venue of any such Action contemplated by this Section 10.2 and hereby further irrevocably waives and agrees not to plead or claim that any such Action has been brought in an inconvenient forum; (c) agrees that it will not attempt to deny or defeat the personal jurisdiction of the Chosen Courts by motion or other request for leave from any such court; (d) agrees that it will not bring any Action contemplated by this Section 10.2 in any court other than the Chosen

Courts; (e) agrees that service of all process, including the summons and complaint, in any Action may be made by registered or certified mail, return receipt requested, to such Party at their respective addresses provided in accordance with Section 10.3 or in any other manner permitted by Law; and (f) agrees that service as provided in the preceding clause (e) is sufficient to confer personal jurisdiction over such Party in the Action, and otherwise constitutes effective and binding service in every respect. Each of the Parties hereto agrees that a final judgment in any Action in a Chosen Court as provided above may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, and each Party further agrees to the non-exclusive jurisdiction of the Chosen Courts for the enforcement or execution of any such judgment.

Section 10.3 Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the national mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other internationally recognized overnight delivery service or (d) when delivered by facsimile (solely if receipt is confirmed) or email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:

if to the Company or SpinCo, to:

Becton, Dickinson and Company
1 Becton Drive
Franklin Lakes, New Jersey 07417
Telephone:	(201) 847-6800
Attention:	Joseph LaSala
Chief Counsel-Transactions/M&A
Email:	[#####]

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Telephone:	(212) 403-1000
Attention:	David K. Lam; Jenna E. Levine
E-mail:	DKLam@wlrk.com; JELevine@wlrk.com

if to RMT Partner or Merger Sub, to:

Waters Corporation
34 Maple Street
Milford, MA 01757
Telephone:	(508) 478-2000
Attention:	General Counsel
Email:	[#####]

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Ave
New York, NY 10022
Telephone:	(212) 446-4800
Attention:	Daniel E. Wolf, P.C.; David M. Klein, P.C.;
Allie M. Wein, P.C.; Steven M. Choi
E-mail:	daniel.wolf@kirkland.com; dklein@kirkland.com;
allie.wein@kirkland.com; steven.choi@kirkland.com

or to such other address or addresses as the Parties may from time to time designate in writing by like notice.

Section 10.4 Headings. The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

Section 10.5 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Confidentiality Agreement and the Transaction Documents constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the Parties with respect to such subject matter; provided, however, that for the sake of clarity, it is understood that this Agreement shall not supersede the terms and provisions of the Confidentiality Agreement, which shall survive and remain in effect until expiration or termination thereof in accordance with its respective terms (subject to the last sentence of Section 10.1). Notwithstanding the foregoing or any other provision of this Agreement to the contrary, the SpinCo Disclosure Schedule and RMT Partner Disclosure Schedule are “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and do not form part of this Agreement but instead operate upon the terms of this Agreement as provided herein.

Section 10.6 Amendments and Waivers.

(a) Any Party may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or (without limiting Section 10.6(b)) agree to an amendment or modification to this Agreement by a duly executed agreement in writing; provided that after the RMT Partner Stockholder Approval has been obtained, no amendment or waiver shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of RMT Partner without such further approval or adoption. No waiver by any of the Parties of any breach hereunder shall be deemed to extend to any prior or subsequent breach hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver by any of the Parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver.

(b) This Agreement may be amended or modified, in whole or in part, only by a duly authorized agreement in writing executed by the Parties which makes reference to this Agreement; provided that any amendments or modifications of this Section 10.6(b) or Sections 10.2 or 10.7, to the extent materially adversely affecting any of the RMT Partner Lenders or the SpinCo Lenders, may not be entered into without the prior written consent of each of the RMT Partner Lenders or the SpinCo Lenders (such consent not to be unreasonably withheld, conditioned or delayed).

Section 10.7 Assignment; Parties in Interest; Non-Parties.

(a) No Party may assign its rights or delegate its duties under this Agreement without the prior written consent of the other Parties. Any attempted assignment or delegation in breach of this Section 10.7 shall be null and void. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any rights or remedies under or by reason of this Agreement, except as provided in Section 7.8 and Section 10.7(b) (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

(b) Notwithstanding anything to the contrary in this Agreement, it is hereby agreed and acknowledged that this Agreement may only be enforced against, and any claims of action that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement may only be made against, the Parties hereto, and no former, current or future Affiliates, officers, directors, managers, employees, equityholders, lenders, financing sources, managers, members, partners, agents or representatives of any Party, in each case, who is not a Party to this Agreement, shall have any liability for any obligations of the Parties hereto or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. Such Persons who are not Parties hereto are third party beneficiaries of Section 10.2, Section 10.6, Section 10.9 and this Section 10.7(b). For the avoidance of doubt, this Section 10.7(b) shall not affect (a) the rights of the Persons party to the SpinCo Commitment Letter to enforce the SpinCo Commitment Letter in accordance with its terms; or (b) the rights and obligations of the Parties hereto set forth in Section 7.5.

Section 10.8 Specific Performance.

(a) The Parties agree and acknowledge that the failure to perform under this Agreement will cause an actual, immediate and irreparable harm and injury and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, it is agreed that, (i) each of the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement by any other Party and to specifically enforce the terms and provisions of this Agreement, and (ii) prior to the Closing or any termination of this Agreement in accordance with Section 9.1, damages shall be awarded only in a case where a court of competent jurisdiction shall have determined that, notwithstanding the Parties’ intention for specific performance to be the applicable remedy prior to termination or the Closing, such specific performance is not available or otherwise will not be granted as a remedy.

(b) The Parties further agree that (i) by seeking the remedies provided for in this Section 10.8, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, including monetary damages, subject to the terms hereof, (ii) nothing contained in this Section 10.8 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 10.8 before exercising any termination right under Section 9.1 (and pursuing damages after such termination), nor shall the commencement of any Action pursuant to this Section 10.8 or anything contained in this Section 10.8 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Section 9.1 or to pursue any other remedies under this Agreement that may be available then or thereafter and (iii) no Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.8, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(c) To the extent either Party hereto brings any Action to enforce specifically the performance of the terms and provisions of this Agreement in accordance with this Section 10.8, the Outside Date shall automatically be extended by (i) the amount of time during which such Action is pending, plus twenty (20) Business Days, or (ii) such other time period established by the court presiding over such Action.

Section 10.9 WAIVER OF JURY TRIAL. THE PARTIES HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVE THEIR RIGHT TO TRIAL BY JURY IN ANY JUDICIAL PROCEEDING IN ANY COURT RELATING TO ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION DOCUMENT (INCLUDING ANY SCHEDULE OR EXHIBIT HERETO AND THERETO) OR THE BREACH, TERMINATION OR VALIDITY OF SUCH AGREEMENTS OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF SUCH AGREEMENTS. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 10.9. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 10.9 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 10.10 Severability. If any provision of this Agreement or any Transaction Document, or the application of any such provision to any Person or circumstance, shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 10.11 Counterparts. This Agreement may be executed in two or more counterparts (including by electronic or .pdf transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of any signature page by facsimile, electronic or .pdf transmission shall be binding to the same extent as an original signature page.

Section 10.12 Certain Financing Provisions.

(a) Notwithstanding anything in this Agreement to the contrary, RMT Partner on behalf of itself and its Subsidiaries:

(i) agrees that any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the SpinCo Lender Parties, arising out of or relating to, this Agreement, the SpinCo Financing, the Permanent SpinCo Financing or any of the agreements (including the SpinCo Commitment Letter) entered into in connection with the SpinCo Financing or the Permanent SpinCo Financing or any of the transactions contemplated by this Agreement or the agreements entered into in connection with the SpinCo Financing or the Permanent SpinCo Financing or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court;

(ii) agrees that any such proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the SpinCo Commitment Letter or other applicable definitive document relating to the SpinCo Financing;

(iii) agrees not to bring or support any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any SpinCo Lender Party in any way arising out of or relating to, this Agreement, the SpinCo Financing, the Permanent SpinCo Financing, the SpinCo Commitment Letter or any of the transactions contemplated by this Agreement or the SpinCo Commitment Letter or the performance of any services under the SpinCo Commitment Letter in any forum other than any federal or state court in the Borough of Manhattan, New York, New York;

(iv) agrees that service of process upon RMT Partner or its Subsidiaries in any such proceeding shall be effective if notice is given in accordance with Section 10.3;

(v) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court;

(vi) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any proceeding brought against any SpinCo Lender Party in any way arising out of or relating to, this Agreement, the SpinCo Financing, the Permanent SpinCo Financing, the SpinCo Commitment Letter or any of the transactions contemplated by this Agreement or the SpinCo Commitment Letter or the performance of any services under the SpinCo Commitment Letter;

(vii) agrees that none of the SpinCo Lender Parties will have any liability to RMT Partner or any of its Subsidiaries or any of their respective Affiliates or Representatives (other than, following the Closing Date, SpinCo and its Subsidiaries in accordance with the terms of the SpinCo Financing, the Permanent SpinCo Financing or the SpinCo Commitment Letter) solely relating to or arising out of this Agreement or any of the transactions contemplated by this Agreement, whether in law or in equity, whether in contract or in tort or otherwise and not related to the SpinCo Financing, the Permanent SpinCo Financing or the SpinCo Commitment Letter in any way;

(viii) hereby waives any and all claims and causes of action against the SpinCo Lender Parties in their capacity as SpinCo Lender Parties relating to or arising out of this Agreement, the SpinCo Financing, the Permanent SpinCo Financing, the SpinCo Commitment Letter or any of the transactions contemplated by this Agreement or the SpinCo Commitment Letter or the performance of any services under the SpinCo Commitment Letter (other than, following the Closing Date, with respect to the SpinCo Financing and/or the Permanent SpinCo Financing), whether in law or in equity, whether in contract or in tort or otherwise; and

(ix) agrees that the SpinCo Lender Parties are express third-party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements in this Section 10.12(a), and such provisions and the definitions of “SpinCo Lenders” and “SpinCo Lender Parties” (and any other provisions of this Agreement to the extent a modification thereof would affect the substance of any of the foregoing) shall not be amended in any way adverse to the SpinCo Lenders without the prior written consent of the SpinCo Lenders (such consent not to be unreasonably withheld, conditioned or delayed).

(b) Notwithstanding anything in this Agreement to the contrary, each of the Company and SpinCo on behalf of itself and its Subsidiaries:

(i) agrees that any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the RMT Partner Lender Parties, arising out of or relating to, this Agreement, the RMT Partner Financing or any of the agreements (including the RMT Partner Commitment Letter) entered into in connection with the RMT Partner Financing or any of the transactions contemplated by this Agreement or the agreements entered into in connection with the RMT Partner Financing or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court;

(ii) agrees that any such proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the RMT Partner Commitment Letter or other applicable definitive document relating to the RMT Partner Financing;

(iii) agrees not to bring or support any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any RMT Partner Lender Party in any way arising out of or relating to, this Agreement, the RMT Partner Financing, the RMT Partner Commitment Letter or any of the transactions contemplated by this Agreement or the RMT Partner Commitment Letter or the performance of any services under the RMT Partner Commitment Letter in any forum other than any federal or state court in the Borough of Manhattan, New York, New York;

(iv) agrees that service of process upon the Company, SpinCo or their respective Subsidiaries in any such proceeding shall be effective if notice is given in accordance with Section 10.3;

(v) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court;

(vi) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any proceeding brought against any RMT Partner Lender Party in any way arising out of or relating to, this Agreement, the RMT Partner Financing, the RMT Partner Commitment Letter or any of the transactions contemplated by this Agreement or the RMT Partner Commitment Letter or the performance of any services under the RMT Partner Commitment Letter;

(vii) agrees that none of the RMT Partner Lender Parties will have any liability to the Company or SpinCo or their respective Subsidiaries or any of their respective Affiliates or Representatives (other than, following the Closing Date, RMT Partner and its Subsidiaries in accordance with the terms of the RMT Partner Financing, or the RMT Partner Commitment Letter) solely relating to or arising out of this Agreement or any of the transactions contemplated by this Agreement, whether in law or in equity, whether in contract or in tort or otherwise and not related to the RMT Partner Financing or the RMT Partner Commitment Letter in any way;

(viii) hereby waives any and all claims and causes of action against the RMT Partner Lender Parties in their capacity as RMT Partner Lender Parties relating to or arising out of this Agreement, the RMT Partner Financing, the RMT Partner Commitment Letter or any of the transactions contemplated by this Agreement or the RMT Partner Commitment Letter or the performance of any services under the RMT Partner Commitment Letter (other than, following the Closing Date, with respect to the RMT Partner Financing), whether in law or in equity, whether in contract or in tort or otherwise; and

(ix) agrees that the RMT Partner Lender Parties are express third-party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements in this Section 10.12(b), and such provisions and the definitions of “RMT Partner Lenders” and “RMT Partner Lender Parties” (and any other provisions of this Agreement to the extent a modification thereof would affect the substance of any of the foregoing) shall not be amended in any way adverse to the RMT Partner Lenders without the prior written consent of the RMT Partner Lenders (such consent not to be unreasonably withheld, conditioned or delayed).

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

BECTON, DICKINSON AND COMPANY

By:	/s/ Thomas E. Polen
Name: Thomas E. Polen
Title: Chairman, Chief Executive Officer and President

AUGUSTA SPINCO CORPORATION

By:	/s/ Thomas E. Polen
Name: Thomas E. Polen
Title: Chairman, Chief Executive Officer and President

WATERS CORPORATION

By:	/s/ Udit Batra
Name: Udit Batra, Ph.D.
Title: President and Chief Executive Officer

BETA MERGER SUB, INC.

By:	/s/ Udit Batra
Name: Udit Batra, Ph.D.
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]